     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 17, 2001

                                                    REGISTRATION NO. 333-66750

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                 AMENDMENT NO. 1
                                       TO

                                    FORM S-4

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   -----------

                           MCGLEN INTERNET GROUP, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                               5734                       13-3779546
 (State or other jurisdiction          (Primary Standard Industrial       (I.R.S. Employer
of incorporation or organization)      Classification Code Number)       Identification No.)

                                16700 GALE AVENUE
                       CITY OF INDUSTRY, CALIFORNIA 91745
                                 (626) 923-6019
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)
                                  -------------

                                    MIKE CHEN
                             CHIEF EXECUTIVE OFFICER
                           MCGLEN INTERNET GROUP, INC.
                                16700 GALE AVENUE
                       CITY OF INDUSTRY, CALIFORNIA 91745
                                 (626) 923-6019
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                  -------------

                                   COPIES TO:

    MICHAEL L. HAWKINS, ESQ.                               ARTHUR FONG, ESQ.
    O'MELVENY & MYERS LLP                                LAN PLUS CORPORATION
   114 PACIFICA, SUITE 100                                16700 GALE AVENUE
IRVINE, CALIFORNIA 92618-3318                         INDUSTRY, CALIFORNIA 92745
      (949) 737-2900                                       (800) 536-8900

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this registration statement becomes effective and the merger has become effective under the agreement and plan of merger as described herein.

         If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act"), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|


                         CALCULATION OF REGISTRATION FEE

------------------------- ---------------------- ----------------------- ---------------------- ---------------------
 TITLE OF EACH CLASS OF       AMOUNT TO BE          PROPOSED MAXIMUM      AMOUNT OF AGGREGATE     REGISTRATION FEE
    SECURITIES TO BE         REGISTERED (2)        OFFERING PRICE PER    OFFERING PRICE (3)(4)
     REGISTERED(1)                                       SHARE
------------------------- ---------------------- ----------------------- ---------------------- ---------------------
Common Stock, par value     44,000,000 shares        Not applicable           $2,786,000             $696.50(5)
     $0.03 per share
------------------------- ---------------------- ----------------------- ---------------------- ---------------------


(1) This registration statement relates to common stock, par value $0.03 per share ("Mcglen Common Stock"), of Mcglen Internet Group, Inc. (the "Registrant") to be issued to holders of common stock, no par value ("Lan Plus Common Stock"), of Lan Plus Corporation ("Lan Plus") in connection with the merger (the "Merger") of Mcglen Acquisition Company ("Acquisition"), a wholly owned subsidiary of the Registrant, with and into Lan Plus, as described in the agreement and plan of merger, as amended, among the Registrant, Acquisition and Lan Plus, attached as Appendix A to the Proxy Statement/Prospectus forming a part of this Registration Statement (the "Merger Agreement").


(2) The number of shares of Mcglen Common Stock to be registered is based upon the expected number of shares of Lan Plus Common Stock to be converted into shares of Mcglen Common Stock pursuant to the Exchange Ratio and various adjustments provided for in Section 3.1 of the Merger Agreement.


(3) Pursuant to Rule 457(f)(2) and 457 of the Securities Act, this amount was calculated upon the basis of the book value of the Lan Plus Common Stock as of March 31, 2001. This amount is estimated solely for the purpose of calculating the Registration Fee.



(4) No cash consideration will be provided for whole shares of Lan Plus. However, in lieu of the issuance of fractional shares, each Lan Plus shareholder who otherwise would be entitled to a fractional share of Mcglen common stock will receive a cash payment equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the average closing price for a share of Mcglen common stock on the Over-the-Counter Bulletin Board on the three trading days immediately following the closing date of the merger.

(5)    Previously paid.


                                   ----------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

                           MCGLEN INTERNET GROUP, INC.
                                16700 GALE AVENUE
                       CITY OF INDUSTRY, CALIFORNIA 91745
                                 (626) 923-6019

Dear Stockholder:

         You are cordially invited to attend the annual meeting of stockholders of Mcglen Internet Group, Inc. to be held on ________________, 2001, at ______________, commencing at 9:00 a.m., local time.


         At the Mcglen annual meeting, stockholders will be asked to consider and vote upon four proposals.

         Proposal No. 1 is the approval of an amendment to Mcglen's Certificate of Incorporation increasing the number of authorized shares of Mcglen's common stock to 90,000,000. Pursuant to the terms of the agreement and plan of merger, as amended on September 28, 2001, among Mcglen, Mcglen Acquisition Company, a California corporation, and Lan Plus Corporation, a California corporation, at the effective time of our proposed merger with Lan Plus we will need to issue approximately ___________ shares of our common stock to the Lan Plus stockholders. At the effective time, there will be approximately only __________ authorized but unissued shares available. As such, the proposed increase in our authorized shares will be necessary to enable us to effect the issuance of shares required by our merger with Lan Plus.

         Proposal No. 2 is the approval of a change of Mcglen's corporate name to Northgate Innovations, Inc. or another name that Mcglen's board of directors deems appropriate, effective upon consummation of the merger.


         Proposal No. 3 is the adoption and approval of Mcglen's 2000 Stock Option Plan.


         Proposal No. 4 is the election of a board of directors to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified.

         The affirmative vote of the holders of a majority of the issued and outstanding shares of Mcglen common stock is required to approve Proposal No. 1 and Proposal No. 2. The affirmative vote of the holders of a majority of the outstanding shares of Mcglen common stock represented and voted at the Mcglen annual meeting is required to approve Proposal No. 3. Directors are elected by a plurality of the shares represented and voting at the meeting. Therefore, stockholders will be asked to vote upon each of these proposals.

         The terms and conditions of the amended and restated agreement and plan of merger are described in the accompanying proxy statement/prospectus, and the complete text thereof is attached as Appendix A to the proxy statement/prospectus.

         After careful consideration, Mcglen's board of directors believes that each of the proposals discussed above is fair and reasonable to, and in the best interests of, Mcglen and its stockholders. THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE PROPOSALS SET FORTH ABOVE AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF THESE PROPOSALS AND THE NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS AT THE MCGLEN ANNUAL MEETING.

         It is important that your shares be voted at the Mcglen annual meeting, regardless of the number of shares you hold. THEREFORE, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY AS SOON AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING. This will not prevent you from voting your shares in person if you do attend.

         We look forward to seeing you on ________________, 2001.

                                  Sincerely,

                                  Michael Chen
                                  ------------
                                  Chief Executive Officer

To the Stockholders of Mcglen Internet Group:

         NOTICE IS HEREBY GIVEN that the annual meeting of stockholders of Mcglen Internet Group, Inc. will be held on ___________, 2001, at
________________, commencing at 9:00 a.m., local time, for the following purposes:


1. To consider and vote upon a proposal to increase the number of authorized shares of Mcglen's common stock to 90,000,000. Pursuant to the terms of the agreement and plan of merger, as amended on September 28, 2001, among Mcglen, Mcglen Acquisition Company, a California corporation, and Lan Plus Corporation, a California corporation, at the effective time of our proposed merger with Lan Plus we will need to issue approximately ___________ shares of our common stock to the Lan Plus stockholders. At the effective time, there will be approximately only __________ authorized but unissued shares available. As such, the proposed increase in our authorized shares will be necessary to enable us to effect the issuance of shares required by our merger with Lan Plus.

2. To consider and vote upon a proposal to change Mcglen's corporate name to Northgate Innovations, Inc. or another name that Mcglen's board of directors deems appropriate, effective upon consummation of the merger.


3. To consider and vote upon a proposal to adopt and approve Mcglen's 2000 Stock Option Plan.

4. To elect a board of directors to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified.

5. To transact any other business that may properly come before the Mcglen annual meeting or any adjournment thereof.

         Only those stockholders of record at the close of business on _____________, 2001 will be entitled to notice of and to vote at the Mcglen annual meeting or any adjournment thereof.

         YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY AS SOON AS POSSIBLE, WHETHER OR NOT YOU PLAN TO BE PRESENT AT THE ANNUAL MEETING. Proxies are revocable at any time prior to the time they are voted, and stockholders who are present at the meeting may withdraw their proxies and vote in person if they so desire.

                                              By Order of the Board of Directors


                                              Michael Chen
                                              ------------
                                              Chief Executive Officer


City of Industry, California
____________, 2001

To the Shareholders of Lan Plus Corporation:

         NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Lan Plus Corporation will be held on ___________, 2001, at ________________, commencing at 9:00 a.m., local time, for the following purposes:


         1. To consider and vote upon a proposal to approve the agreement and plan of merger, as amended on September 28, 2001, among Mcglen Internet Group, Inc., Mcglen Acquisition Company, a California corporation, and Lan Plus. Pursuant to the amended agreement and plan of merger (a) Mcglen Acquisition Company, a wholly-owned subsidiary of Mcglen, will merge into Lan Plus, (b) each outstanding share of common stock of Lan Plus will be converted into the right to receive approximately _______ shares of Mcglen common stock and each outstanding share of preferred stock of Lan Plus will be converted into the right to receive one share of Mcglen preferred stock, and (c) each outstanding share of common stock of Mcglen Acquisition Company will be converted into one share of Lan Plus common stock. A copy of the amended and restated agreement and plan of merger is attached as Appendix A to the accompanying proxy statement/prospectus.

         2. To transact any other business that may properly come before the Lan Plus special meeting or any adjournment thereof.


         Only those shareholders of record at the close of business on _____________, 2001 will be entitled to notice of and to vote at the Lan Plus special meeting or any adjournment thereof.



                                              By Order of the Board of Directors


                                              Andy Teng
                                              ---------
                                              Chief Executive Officer

City of Industry, California
______________, 2001

                           MCGLEN INTERNET GROUP, INC.
                         _______ SHARES OF COMMON STOCK
                           PROXY STATEMENT/PROSPECTUS
                                       AND
                              LAN PLUS CORPORATION
                              INFORMATION CIRCULAR
                                       FOR
                            MEETINGS OF STOCKHOLDERS
           OF MCGLEN INTERNET GROUP TO BE HELD ____________, 2001 AND
               LAN PLUS CORPORATION TO BE HELD ____________, 2001


         This proxy statement/prospectus of Mcglen Internet Group, Inc. is furnished in connection with the solicitation by the board of directors of Mcglen of proxies from holders of common stock of Mcglen for use at the annual meeting of Mcglen stockholders to be held ____________, 2001. In addition, this information circular is furnished to the holders of shares of Lan Plus common stock and preferred stock in connection with the special meeting of Lan Plus shareholders to be held ____________, 2001. This proxy statement/prospectus and information circular relates to the merger of Mcglen Acquisition Company, a California corporation, into Lan Plus pursuant to the amended agreement and plan of merger among Mcglen, Mcglen Acquisition Company, a wholly-owned subsidiary of Mcglen, and Lan Plus. At the Mcglen annual meeting the holders of Mcglen common stock will also be asked to vote upon: (1) an amendment to Mcglen's Certificate of Incorporation increasing the number of authorized shares of common stock to 90,000,000; (2) the change of Mcglen's corporate name to Northgate Innovations, Inc. or another name that Mcglen's board of directors deems appropriate; (3) the adoption of the Mcglen 2000 Stock Option Plan; and (4) the election of a board of directors to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified.

         This proxy statement/prospectus of Mcglen also serves as a prospectus under the Securities Act of 1933, as amended, for (1) the issuance of the shares of Mcglen common stock into which shares of Lan Plus common stock and preferred stock will be converted upon consummation of the merger, and (2) the issuance of shares of Mcglen common stock upon conversion of the Mcglen preferred stock to be issued in exchange for the Lan Plus preferred stock.

         If the agreement and plan of merger is approved by the shareholders of Lan Plus at the Lan Plus special meeting, and if the other conditions specified in the merger agreement are satisfied or waived, Lan Plus will become a wholly-owned subsidiary of Mcglen as a result of the merger. Each outstanding share of Lan Plus common stock held by Lan Plus shareholders will be converted into the right to receive approximately ____ shares of Mcglen common stock and each outstanding share of Lan Plus preferred stock will be converted into the right to receive one share of Mcglen preferred stock. Cash will be paid in lieu of fractional shares of common stock.


         Mcglen common stock is traded on the OTC Bulletin Board. On October 11, 2000, the day the agreement and plan of merger was signed and the last trading day before the public announcement of the proposed merger, the closing price per share for Mcglen common stock on the Nasdaq SmallCap Market was $0.875. Stockholders are encouraged to obtain current quotations for the market price of Mcglen common stock before voting on the merger.

         All information in this proxy statement/prospectus of Mcglen and in this information circular of Lan Plus concerning Mcglen and its affiliates has been furnished by Mcglen, and all information concerning Lan Plus and its affiliates has been furnished by Lan Plus. The approximate date of mailing of this proxy statement/prospectus of Mcglen and this information circular of Lan Plus is ___________, 2001.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS AND INFORMATION
      CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The date of this proxy statement/prospectus and information circular is
                                ___________, 2001


                                          TABLE OF CONTENTS

                                               Page                                                  Page
                                               ----                                                  ----
QUESTIONS AND ANSWERS ABOUT                            CONDITIONS AND TERMS OF THE
    THE MCGLEN/LAN PLUS MERGER...................iii       AGREEMENT AND PLAN OF MERGER................24
SUMMARY..........................................1         Closing and Effective Time of the Merger....24
    The Companies................................1         Effects of the Merger.......................24
    Meetings of the Stockholders of Mcglen                 Procedures for Exchange of Certificates.....24
       and Lan Plus..............................1         Representations and Warranties..............25
    Record Date and Vote Required................2         Conduct of Business Pending the Merger......26
    Risk Factors.................................2         Other Covenants.............................27
    Terms of the Merger..........................2         Conditions to the Merger....................28
    Interests of Key Persons in the Merger.......3         Indemnification of Directors and Officers...29
    Closing and Effective Time of the Merger.....3         Termination of the Agreement and
    Conditions of the Merger and Termination.....3            Plan of Merger...........................29
    Recommendations of the Boards of Directors             Amendment...................................29
       of Mcglen and Lan Plus....................3         Waiver......................................29
    Exchange of Stock Certificates...............3         Payment in Lieu of Fractional Shares........30
    Federal Income Tax Considerations............4         Interests of Key Persons in the Merger......30
    Accounting Treatment of Merger...............4         Operation and Management of Lan Plus
    Lan Plus Shareholders' Right to Dissent                   after the Merger.........................30
       from the Merger...........................4         Stockholder Approvals.......................30
SUMMARY UNAUDITED PRO FORMA SELECTED                       Comparison of Rights of Holders of Lan Plus
    FINANCIAL DATA...............................5            Common Stock and Mcglen Common Stock.....31
COMPARATIVE PER SHARE FINANCIAL                            Governmental and Regulatory Approvals.......37
    INFORMATION..................................6         United States Federal
CAUTIONARY STATEMENT CONCERNING                               Income Tax Consequences..................37
    FORWARD-LOOKING STATEMENTS...................7         Accounting Treatment........................39
RISK FACTORS.....................................8         Resale Restrictions.........................39
THE MCGLEN ANNUAL MEETING.......................18         Lan Plus Shareholders' Right to Dissent.....39
    Time, Date and Place of Mcglen                     MARKET FOR OUR COMMON EQUITY....................42
       Annual Meeting ..........................18         Market for Mcglen Common Stock and
    Business to be Conducted at Mcglen                        Related Stockholder Matters..............42
       Annual Meeting...........................18         Market for Lan Plus Common Stock and
    Proxies: Voting and Revocation..............18            Related Shareholder Matters..............42
    Proxy Solicitation..........................18     PRO FORMA FINANCIAL INFORMATION.................43
    Vote Required...............................18     MCGLEN SELECTED HISTORICAL
    Other Matters...............................19         FINANCIAL DATA..............................48
THE LAN PLUS SPECIAL MEETING....................20     MCGLEN MANAGEMENT'S DISCUSSION
    Time, Date and Place of Lan Plus                       AND ANALYSIS OF FINANCIAL CONDITION
       Special Meeting..........................20         AND RESULTS OF OPERATIONS...................49
    Business to be Conducted at Lan Plus                   Overview....................................49
       Special Meeting..........................20         Results of Operations.......................49
    Proxies.....................................20         Six Months Ended June 30, 2001
    Vote Required...............................20            Compared to Six Months Ended
    Other Matters...............................20            June 30, 2000............................50
THE MERGER......................................21         Year Ended December 31, 2000 Compared
    General.....................................21            to Year Ended December 31, 1999..........50
    Background of the Merger....................21         Income Taxes................................53
    Joint Reasons for the Merger................22         Liquidity and Capital Resources.............53
    Mcglen's Reasons for the Merger and                    Inflation...................................56
       Recommendation of Board of Directors.....22         New Accounting Pronouncements...............56
    Lan Plus' Reasons for the Merger and                   Quarterly Results of Operations.............57
       Recommendation of Board of Directors.....23     LAN PLUS SELECTED HISTORICAL
                                                              FINANCIAL DATA...........................58

                                                       i



LAN PLUS MANAGEMENT'S DISCUSSION                           General.....................................84
    AND ANALYSIS OF FINANCIAL                              Business Operations.........................84
    CONDITION AND RESULTS OF                               Products and Services.......................84
    OPERATIONS..................................59         Technical Support...........................84
    Results of Operations.......................59         Sales and Marketing.........................85
    Six Months Ended June 30, 2001                         Internet Business - Access and E-Commerce...85
       Compared to Six Months Ended                        Customers...................................85
       June 30, 2000............................59         Manufacturing...............................86
    Year Ended December 31, 2000 Compared to               Product Development.........................86
       Year Ended December 31, 1999.............60         Product Quality, Warranties
    Liquidity and Capital Resources.............62            and Technical Support....................86
    Business Factors............................64         Patents, Trademarks and Licenses............87
BUSINESS OF MCGLEN..............................65         Competition.................................87
    General.....................................65         Seasonality.................................87
    Business....................................65         Employees...................................87
    Discontinued Operations.....................65         Facilities..................................88
    Industry Background.........................65         Government Regulation.......................88
    Strategy....................................66         Backlog.....................................88
    Web Sites...................................66     MANAGEMENT OF LAN PLUS..........................89
    Products, Services and Expansion............67     PRINCIPAL LAN PLUS SHAREHOLDERS.................90
    Marketing...................................67     DESCRIPTION OF CAPITAL STOCK OF
    Customer Service............................68         LAN PLUS....................................91
    Warehousing, Fulfillment and Distribution...68     FINANCIAL STATEMENTS............................92
    Technology..................................69     PROPOSAL NO. 1 - Authorized Shares
    Competition.................................69         Amendment...................................93
    Sales Tax...................................70     PROPOSAL NO. 2 - Approval of Name Change........94
    Government Regulation.......................70     PROPOSAL NO. 3 - Adoption of Mcglen's
    Employees...................................71         2000 Stock Option Plan......................94
    Research and Development....................71         Properties..................................71
    Backlog.....................................71     PROPOSAL NO. 4 - Election of Directors..........98
    Legal Proceedings...........................71     LEGAL MATTERS..................................100
MANAGEMENT OF MCGLEN............................72     EXPERTS........................................100
    Board Committees............................73     STOCKHOLDER PROPOSALS..........................100
    Report of the Audit Committee...............74     WHERE YOU CAN FIND MORE
    Report Concerning Independent Auditors......74         INFORMATION................................101
    Attendance at Board and Committee Meetings..74     INDEX TO FINANCIAL STATEMENTS..................F-1
    Compliance with Section 16(a) of the               APPENDIX A - Amended and Restated Agreement and
       Securities Exchange Act of 1934..........74         Plan of Merger
    Directors' Compensation.....................75     APPENDIX B - Form of Amendment to Mcglen
    Employment Contracts and Termination                   Certificate of Incorporation
       of Employment and Change in Control             APPENDIX C - Chapter 13 of the California
       Arrangements.............................75         General Corporation Law
    Executive Compensation and Other                   APPENDIX D - Audit Committee Charter
       Information..............................76
PRINCIPAL MCGLEN STOCKHOLDERS...................77
CERTAIN TRANSACTIONS OF MCGLEN..................78
DESCRIPTION OF CAPITAL STOCK OF
    MCGLEN......................................80
    Common Stock................................80
    Preferred Stock.............................80
    Delaware Anti-Takeover Law..................80
    Transfer Agent and Registrar................81
SHARES ELIGIBLE FOR FUTURE SALE.................82
DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES
    ACT LIABILITIES.............................83
BUSINESS OF LAN PLUS............................84


             QUESTIONS AND ANSWERS ABOUT THE MCGLEN/LAN PLUS MERGER

Q:       WHY ARE THE COMPANIES PROPOSING THE MERGER?

A: We believe that the strengths and capabilities of Lan Plus complement Mcglen's business and that the merger will enhance the combined company's ability to more effectively compete in the computer products market.

Q:       WHAT WILL I RECEIVE IN THE MERGER?


A: If the merger is completed, we estimate that each Lan Plus shareholder will receive approximately ______ shares of Mcglen common stock for each share of Lan Plus stock owned. Mcglen will not issue fractional shares of common stock. Instead of any fractional shares, Lan Plus shareholders will receive cash based on the average market price of Mcglen common stock as quoted on the Over-the-Counter
Bulletin Board on the three trading days after the closing date of the merger. Mcglen common stock is traded on the Over-the-Counter Bulletin Board under the symbol "MIGS," and on October 10, 2001, the Mcglen common stock closed at $0.16 per share. Because the exchange ratio will be fixed but the market price of Mcglen common stock fluctuates, the market value of the shares of Mcglen common stock that Lan Plus shareholders will receive in the merger may increase or decrease prior to and following the merger. We urge you to obtain current market quotations for Mcglen common stock. The current stockholders of Mcglen will continue to own their existing shares of Mcglen common stock.

Q:       WILL THE MERGER DILUTE THE OWNERSHIP OF MCGLEN STOCKHOLDERS?

A: Yes. The issuance of shares of Mcglen common stock to Lan Plus shareholders will dilute the ownership of existing Mcglen stockholders. After consummation of the merger, former Lan Plus shareholders will own more than 50% of the combined company.


Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO LAN PLUS AND MCGLEN SHAREHOLDERS?


A: The exchange of shares of Lan Plus shareholders will generally be tax-free to them for U.S. federal income tax purposes, except for taxes payable on any gain recognized as a result of receiving cash in lieu of fractional shares of Mcglen common stock. The merger will have no tax consequences to Mcglen stockholders. A summary of the material federal income tax consequences of the merger is included in the section "Conditions and Terms of the Agreement and Plan of Merger - United States Federal Income Tax Consequences" on page 37.


Q.       WHEN DO YOU EXPECT TO COMPLETE THE MERGER?


A: We expect to complete the merger as soon as possible after the shareholders meetings if we obtain the required shareholder approvals at these meetings. However, we cannot complete the merger until we satisfy various additional conditions. We cannot predict when we will complete the merger since we do not know when we will satisfy all of the conditions. However, either company can terminate the merger agreement if we do not complete the merger by October 31, 2001.


Q:       HOW DO I VOTE?

A: If you hold Mcglen shares, mail your signed proxy card in the enclosed return envelope as soon as possible. You may also attend the Mcglen annual meeting in person instead of submitting a proxy. In the case of Mcglen's stockholders, if your shares are held in "street name" by your broker, your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted at the annual meeting. If you hold Lan Plus shares you must attend the Lan Plus special meeting in order to vote your shares.

Q.       HOW WILL MY SHARES BE VOTED IF I RETURN A BLANK PROXY CARD?

A: If you are a Mcglen stockholder and you sign and send in your proxy card and do not indicate how you want to vote, we will count your proxy as a vote in favor of the proposals submitted at the Mcglen annual meeting.

Q:       HOW CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY PROXY?

A: You may change your vote by delivering a signed revocation or a subsequently dated, signed proxy card to the corporate secretary of Mcglen before the stockholder meeting, or by attending the stockholder meeting and voting in person. However, if you have delivered a valid proxy, your mere presence at the stockholder meeting will not of itself revoke that proxy.

Q:       ARE THERE RISKS I SHOULD CONSIDER IN DECIDING WHETHER TO VOTE FOR THE
         MERGER?

A: Yes. We have set out under the heading "Risk Factors" beginning on page 8 of this proxy statement/prospectus and information circular a number of risk factors that you should carefully consider prior to voting.

Q:       SHOULD LAN PLUS SHAREHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?

A: No. After we complete the merger, an exchange agent will send Lan Plus shareholders instructions explaining how to exchange your shares of Lan Plus stock for the appropriate number of shares of Mcglen stock.

Q:       SHOULD MCGLEN STOCKHOLDERS SEND IN THEIR STOCK CERTIFICATES?

A: No. Mcglen stockholders will continue to own their shares of Mcglen common stock after the merger and should continue to hold their stock certificates.

Q: HOW WILL THE SHARES OF LAN PLUS PREFERRED STOCK OWNED BY THE LAN PLUS ESOP BE VOTED?

A: If the merger is approved, each share of preferred stock of Lan Plus (all of which shares are owned by the Lan Plus ESOP) will be converted into one share of Mcglen preferred stock. The trustee of the Lan Plus ESOP will vote the shares of Lan Plus preferred stock owned by the ESOP in accordance with instructions received from the beneficial owners of the shares of Lan Plus preferred stock held in the ESOP. Beneficial owners will receive separate instructions from the trustee of the Lan Plus ESOP.

                       WHO CAN HELP ANSWER YOUR QUESTIONS

         If you have questions about the merger you should contact:

     MCGLEN INTERNET GROUP, INC.                   LAN PLUS CORPORATION
       16700 Gale Avenue                            16700 Gale Avenue
City of Industry, California 91745            City of Industry, California 91745
   Attention: Grant Trexler                        Attention: Andy Teng
       (626) 923-6019                                (800) 536-8900

                                     SUMMARY


         THE FOLLOWING IS A SUMMARY OF IMPORTANT INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS AND INFORMATION CIRCULAR. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS AND INFORMATION CIRCULAR AND THE APPENDICES HERETO.


THE COMPANIES


         MCGLEN INTERNET GROUP, INC. Mcglen is an e-commerce based Internet operating company focused on creating branded, Internet storefront exchanges, providing unlimited global access to technology oriented products and services for business-to-business (B2B) and business-to-consumer (B2C) markets. Mcglen was incorporated in Delaware in May 1994. In March 1995, the company changed its name to Wanderlust Interactive, Inc. and in May 1998, changed its name to Adrenalin Interactive, Inc. On December 2, 1999, the company completed a reverse acquisition with Mcglen Micro, Inc. in which the stockholders of Mcglen Micro, Inc. acquired control of the company. As a result of the acquisition, each share of Mcglen Micro, Inc. was converted into 0.988961 shares of the company, with approximately 25,485,527 shares being issued. On December 17, 1999, the company changed its name to Mcglen Internet Group, Inc., and changed its ticker symbol on the Nasdaq SmallCap Market from "ADRN" to "MIGS." Mcglen currently trades on the OTC Bulletin Board. Mcglen's executive offices are located at 16700 Gale Avenue, City of Industry, California 91745. Mcglen's Internet address is http://www.Mcglen.com. Information contained on Mcglen's web site is not, and should not be considered, part of this proxy statement/prospectus.


         MCGLEN ACQUISITION COMPANY. Mcglen Acquisition Company is a wholly-owned subsidiary of Mcglen incorporated in California solely for the purpose of merging with Lan Plus Corporation in the merger.

         LAN PLUS CORPORATION. Lan Plus was incorporated in 1991 to provide Local Area Network solutions and distribute brand name hardware and software to corporate, educational and government accounts. Since its inception, Lan Plus has expanded into additional markets, including cable television shopping networks, mail order catalog companies and large electronic chain stores. Lan Plus also markets its products under brand names like Protek, Northgate and ePCdirect. Lan Plus' executive offices are located at 16700 Gale Avenue, Industry, California 91745. Lan Plus' Internet address is http://www.Lan-Plus.com. Information contained on Lan Plus' web site is not, and should not be considered, part of this information circular.

MEETINGS OF THE STOCKHOLDERS OF MCGLEN AND LAN PLUS

         The annual meeting of the stockholders of Mcglen will be held at 9:00 a.m., local time, on ____________, 2001, at ___________________________________.

         A special meeting of the shareholders of Lan Plus will be held at 9:00 a.m., local time, on ____________, 2001, at ___________________________________.


         At the Lan Plus meeting, stockholders will be asked to consider and vote upon, among other matters, a proposal to approve the amended and restated agreement and plan of merger, a copy of which is attached to this proxy statement/prospectus as Appendix A. At the Mcglen annual meeting the holders of Mcglen common stock will be asked to vote upon: (1) an amendment to Mcglen's Certificate of Incorporation increasing the number of authorized shares of common stock to 90,000,000; (2) the change of Mcglen's corporate name to Northgate Innovations, Inc. or another name that Mcglen's board of directors deems appropriate; (3) the adoption of the Mcglen 2000 Stock Option Plan; and
(4) the election of a board of directors to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified.

         All shares of Mcglen common stock represented by properly executed proxies will be voted at the Mcglen meeting in accordance with the directions on the proxies, except where the persons giving the proxies have previously revoked them. If no direction is indicated, the shares will be voted FOR each of the proposals discussed above and FOR each of the persons nominated to serve on the Mcglen board of directors.

Any Mcglen stockholder giving a proxy may revoke his or her proxy at any time before its exercise at the Mcglen annual meeting by (1) filing written notice of the revocation with the Secretary of Mcglen prior to the annual meeting, or (2) signing and delivering tothe Secretary a proxy bearing a later date. However, the mere presence at the Mcglen annual meeting of a Mcglen stockholder who has delivered a valid proxy will not of itself revoke that proxy. See "The Mcglen Annual Meeting - Proxies: Voting and Revocation." The board of directors of Lan Plus is not soliciting proxies in connection with the Lan Plus special meeting. If you wish to vote your shares of Lan Plus common stock, you should attend the Lan Plus special meeting. See "The Lan Plus Special Meeting - Proxies."


RECORD DATE AND VOTE REQUIRED


         The affirmative vote of the holders of a majority of the issued and outstanding shares of Mcglen common stock is required to approve the authorized share increase proposal and the name change proposal and the affirmative vote of the holders of a majority of the shares of Mcglen common stock represented and voted at the Mcglen annual meeting is required to approve the 2000 Stock Plan. Directors are elected by a plurality of the shares represented and voting at the meeting.


         The record date for shareholders of Lan Plus entitled to vote at the Lan Plus special meeting is ________, 2001. The California General Corporation Law requires approval of the agreement and plan of merger by the affirmative vote of the holders of a majority of the outstanding shares of Lan Plus common stock and by a majority of the outstanding shares of Lan Plus preferred stock.


         The California General Corporation Law also requires approval of the agreement and plan of merger by the affirmative vote of the holders of a majority of the outstanding shares of Mcglen Acquisition Company common stock. Mcglen, as owner of all of these shares, has voted these shares for approval of the agreement and plan of merger.


         As of their respective record dates, the directors and officers of Mcglen beneficially owned approximately 35% of the outstanding shares of Mcglen common stock, and Andy Teng, Chairman and Chief Executive Officer of Lan Plus, beneficially owned 100% of the outstanding shares of Lan Plus common stock. The directors and executive officers of Mcglen have indicated that they intend to vote the shares of Mcglen common stock owned by them in favor of the proposals at the Mcglen annual meeting. Mr. Teng has agreed to vote all of the shares of Lan Plus common stock owned of record by him in favor of the merger.

RISK FACTORS

         In considering whether to approve the merger pursuant to the agreement and plan of merger, stockholders of Lan Plus should carefully review and consider the information below under the caption "Risk Factors," including, among others, risk factors relating to historical operating losses, no assurances of profitability, going concern considerations, future operating results, and uncertainties regarding the integration of the businesses of Mcglen and Lan Plus.

TERMS OF THE MERGER


         Under the terms of the agreement and plan of merger, as amended on September 28, 2001, among Mcglen, Mcglen Acquisition Company, a California corporation, and Lan Plus Corporation, a California corporation, Lan Plus shareholders will receive at the closing a number of shares such that the Lan Plus shareholders will own (a) a majority of shares of the post merger combined entity, (b) 1.9 million additional shares, 500,000 of which are to be contributed by our current stockholders and 1,400,000 of which will be newly issued, (c) up to 500,000 of our shares if, and to the extent that, our liabilities exceed our assets by more than $500,000 on the last day of the month in which the 180th day after the effective time of the merger falls, with these shares being valued at $0.50 per share, (d) up to 298,846 of our shares if, and to the extent, that we issue additional shares to Ingram Micro, Inc. under an agreement we entered into with Ingram in February 2001 and (e) shares to convert into our common stock amounts owed by us to Lan Plus for loans and trade credit extended to us, at the conversion price of $0.21875 per share. The adjustments reflected in the last three items were negotiated with Lan Plus in exchange for their agreement to eliminate most conditions to closing of the merger and to increase Lan Plus' ownership in the post-merger entity to compensate it for amounts advanced to us pending the merger.

         Based upon the number of outstanding shares of Mcglen common stock and Lan Plus common stock as of the record dates established for the meetings, assuming that no cash is paid in lieu of fractional shares and without regard to options or warrants to purchase, or securities convertible into, Mcglen or Lan Plus common stock, approximately ___________ shares of Mcglen common stock will be outstanding upon consummation of the merger, of which more than 50% of the total will be held by former Lan Plus shareholders.


INTERESTS OF KEY PERSONS IN THE MERGER

         Andy Teng, Chairman and Chief Executive Officer of Lan Plus, will become the Chief Executive Officer and Chairman of the board of directors of the combined company. Richard Shyu, currently President and Chief Operating Officer of Lan Plus, will become President of the combined company. Grant Trexler, Chief Financial Officer of Mcglen, will become Chief Financial Officer of the combined company. Two of Mcglen's founders, Mike Chen and Alex Chen, will assume management positions within the new company. Mcglen and Lan Plus intend to enter into mutually acceptable employment agreements with some members of senior management, including Andy Teng, Richard Shyu, Mike Chen, Alex Chen, and Grant Trexler.


CLOSING AND EFFECTIVE TIME OF THE MERGER

         The merger will become effective upon the filing of articles of merger with the Secretary of State of the State of California, which will occur on or after the date of the closing. It is anticipated that the articles of merger will be filed promptly after satisfying the conditions to the merger, including obtaining the necessary approvals of the Mcglen stockholders and the Lan Plus shareholders. For more information, see "Conditions and Terms of the Agreement and Plan of Merger - Closing and Effective Time of the Merger" below.

CONDITIONS OF THE MERGER AND TERMINATION


         In addition to approval of the merger and related transactions by the stockholders of Lan Plus, the consummation of the merger is subject to a number of other conditions which, if not fulfilled or waived, permit termination of the agreement and plan of merger. The parties may also terminate the agreement and plan of merger at any time prior to consummation of the merger by mutual consent, and either party may terminate the agreement if the merger has not closed on or before October 31, 2001. See "Conditions and Terms of the Agreement and Plan of Merger - Conditions to the Merger" and "--Termination of the Agreement and Plan of Merger."


RECOMMENDATIONS OF THE BOARDS OF DIRECTORS OF MCGLEN AND LAN PLUS


         The board of directors of Lan Plus has unanimously approved the agreement and plan of merger and the transactions contemplated thereby and separately determined that the merger is fair to and in the best interests of Lan Plus' shareholders. ACCORDINGLY, THE BOARD OF DIRECTORS OF LAN PLUS UNANIMOUSLY RECOMMENDS APPROVAL OF THE MERGER BY LAN PLUS' STOCKHOLDERS. For a discussion of the reasons considered by the board of directors of Lan Plus in approving the agreement and plan of merger, see "The Merger - Lan Plus' Reasons for the Merger and Recommendation of Board of Directors."


         The board of directors of Mcglen has unanimously approved the corporate name change proposal, the 2000 Stock Option Plan proposal, the accountants proposal and the election of those persons nominated to serve on the board of directors. ACCORDINGLY, THE MCGLEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS APPROVAL OF EACH OF THESE PROPOSALS AND THE ELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE NOMINEES.

EXCHANGE OF STOCK CERTIFICATES


         Promptly after consummation of the merger, American Stock Transfer and Trust Company, or another bank or trust company designated by Mcglen (the "exchange agent"), will mail written transmittal materials concerning exchange of stock certificates to each record holder of outstanding shares of Lan Plus common stock and preferred stock. The transmittal materials will contain instructions with respect to the proper method of surrender of certificates formerly representing shares of Lan Plus common stock and preferred stock in exchange for certificates representing shares of Mcglen common stock and preferred stock. Upon surrender to the exchange agent of certificates formerly representing shares of Lan Plus common stock and preferred stock for cancellation, together with properly completed transmittal materials, each Lan Plus shareholder will be entitled to receive a certificate representing the number of whole shares of Mcglen common stock or preferred stock into which the shareholder's shares of Lan Plus common stock or preferred stock have been converted and a check for cash in lieu of the issuance of any fractional share of Mcglen common stock. Lan Plus shareholders will not be entitled to receive interest on any cash to be received in the merger. See "Conditions and Terms of the Agreement and Plan of Merger - Procedures for Exchange of Certificates."


FEDERAL INCOME TAX CONSIDERATIONS

         The merger is intended to be a reorganization for United States federal income tax purposes. Shareholders of Lan Plus are generally expected to recognize no gain or loss for United States federal income tax purposes as a result of their exchange of Lan Plus stock for Mcglen stock in the merger, except to the extent that Lan Plus shareholders receive cash in lieu of fractional shares of Mcglen common stock. See "Conditions and Terms of the Agreement and Plan of Merger - United States Federal Income Tax Consequences."

         TAX MATTERS CAN BE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

ACCOUNTING TREATMENT OF MERGER

         The merger will be accounted for as a purchase for financial reporting and accounting purposes, under generally accepted accounting principles. Because the shareholders of Lan Plus will own more than 50% of the equity interests of the combined entity the merger will be treated for accounting purposes as a reverse merger. As a result, the historical financial statements of Lan Plus will become the financial statements of the combined entity after the merger. After the completion of the merger, the results of operations of Mcglen will be included in the consolidated financial statements of Lan Plus. The purchase price will be allocated to Mcglen's assets and liabilities based on the fair market values of the assets acquired and the liabilities assumed. Any excess of cost over the fair value of the net tangible assets of Mcglen acquired will be recorded as goodwill and other intangible assets.

LAN PLUS SHAREHOLDERS' RIGHT TO DISSENT FROM THE MERGER

         Under California law, shareholders of Lan Plus stock who do not wish to exchange their shares for shares of Mcglen stock pursuant to the agreement and plan of merger, and who have filed notice of their intention to demand payment of the fair value of their shares of Lan Plus stock not later than the date of the Lan Plus special meeting in accordance with Chapter 13 of the California General Corporation Law, may dissent from the merger and elect to have the fair value of their shares of Lan Plus stock paid to them in cash. See "Conditions and Terms of the Agreement and Plan of Merger - Lan Plus Shareholders' Right to Dissent."

               SUMMARY UNAUDITED PRO FORMA SELECTED FINANCIAL DATA

         We are providing the following unaudited summary pro forma financial information in this proxy statement/ prospectus to show you how Mcglen might have looked if the merger had been completed on June 30, 2001 for the unaudited pro forma combined condensed balance sheet as of June 30, 2001 and on January 1, 2000 for the unaudited pro forma combined condensed statements of operations for the year ended December 31, 2000 and the six months ended June 30, 2001. The pro forma financial information for the year ended December 31, 2000 is derived from the audited financial statements of Mcglen and Lan Plus, combined and adjusted to give effect to the merger.


         The following unaudited summary pro forma condensed combined financial data are provided for comparative purposes only and should be read in conjunction with the "Pro Forma Financial Information" and the audited financial statements and notes thereto of Mcglen and Lan Plus, included elsewhere herein. The following unaudited summary pro forma condensed combined financial data do not purport to be indicative of the results that would have occurred if the transactions described above had been consummated on the dates indicated or which may be obtained in the future.


            MCGLEN UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                 YEAR ENDED     SIX MONTHS ENDED
                                              DECEMBER 31, 2000   JUNE 30, 2001
                                              -----------------   --------------

STATEMENT OF OPERATIONS DATA:
Net sales .....................................   $ 99,246            $ 30,711
Loss from operations ..........................     (4,377)             (1,296)
Loss before extraordinary item ................     (5,097)               (605)
Extraordinary item, gain on retirement of debt         239                 639
Net (loss) income .............................   $ (4,858)           $     34
Loss per share before extraordinary item ......   $  (0.08)           $  (0.01)
(Loss) income per share .......................   $  (0.07)                 --


                                                                   JUNE 30, 2001
                                                                  --------------

Working capital.....................................................  $  1,987
Total assets........................................................    25,050
Long-term liabilities...............................................    10,674
Stockholders' equity................................................     2,424

                   COMPARATIVE PER SHARE FINANCIAL INFORMATION

         THE FOLLOWING TABLE REFLECTS (A) THE HISTORICAL NET PROFIT (LOSS) AND BOOK VALUE PER SHARE OF MCGLEN COMMON STOCK AND THE HISTORICAL NET PROFIT AND BOOK VALUE PER SHARE OF LAN PLUS COMMON STOCK IN COMPARISON WITH THE UNAUDITED PRO FORMA NET LOSS AND BOOK VALUE PER SHARE AFTER GIVING EFFECT TO MCGLEN'S PROPOSED MERGER WITH LAN PLUS, AND (B) THE EQUIVALENT HISTORICAL NET LOSS AND BOOK VALUE PER SHARE ATTRIBUTABLE TO ___________ SHARES OF MCGLEN COMMON STOCK WHICH WILL BE RECEIVED FOR EACH SHARE OF LAN PLUS COMMON STOCK.


         The historical book value per share is computed by dividing stockholders' equity as of June 30, 2001 and December 31, 2000 by the actual common stock outstanding. The pro forma per share net income (loss) is computed by dividing the pro forma net income (loss) by the pro forma weighted average number of shares outstanding, assuming Mcglen had merged with Lan Plus at the beginning of the earliest period presented. The pro forma combined book value per share is computed by dividing total pro forma stockholders' equity by the pro forma number of common shares outstanding at June 30, 2001 and December 31, 2000 assuming the merger had occurred on those dates. The Mcglen equivalent pro forma combined per share amounts are calculated by multiplying the Mcglen pro forma combined per share amounts by the exchange ratio of _______ shares of Mcglen common stock for every share of Lan Plus fully diluted common stock.


         The following information should be read in conjunction with the separate audited historical consolidated financial statements and related notes of Mcglen and Lan Plus, the unaudited pro forma condensed combined financial information and related notes of Lan Plus and the selected historical and selected unaudited pro forma financial data included elsewhere in this proxy statement/prospectus. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger of Lan Plus had been consummated as of the beginning of the earliest period presented, nor is it necessarily indicative of the future operating results or financial position of the combined company.


                                                                            YEAR ENDED                PERIOD ENDED
                                                                           DECEMBER 31,                 JUNE 30,
                                                                           ------------                 --------
                                                                   1998        1999         2000          2001
                                                                   ----        ----         ----          ----
HISTORICAL MCGLEN:
    Basic and diluted net income (loss) per share.............     $0.00      ($0.11)      ($0.19)       ($0.02)
    Book value (deficit) per share at the end of the period...     $0.01      ($0.03)      ($0.10)       ($0.08)
    Pro forma book deficit per share..........................      -           -          ($0.05)          -
HISTORICAL LAN PLUS:
    Basic net income per share................................     $0.64       $0.08        $0.16         $0.16
    Diluted net income per share..............................     $0.64       $0.07        $0.15         $0.11
    Book value (deficit) per share at the end of the period...     $0.94      ($1.72)      ($1.78)       ($1.48)


                                                                            YEAR ENDED                PERIOD ENDED
                                                                           DECEMBER 31,                 JUNE 30,
                                                                           ------------                 --------

                                                                   1998        1999         2000          2001
                                                                   ----        ----         ----          ----
MCGLEN AND LAN PLUS PRO FORMA COMBINED:
    Pro forma net (income) loss per Mcglen share - basic .....     $0.02      ($0.06)      ($0.07)          -
    Pro forma net income (loss) per Mcglen share - diluted....     $0.02      ($0.06)      ($0.07)          -
    Pro forma book value per Mcglen share at the end of the
    period....................................................                              $0.04         $0.03


                         CAUTIONARY STATEMENT CONCERNING
                           FORWARD-LOOKING STATEMENTS

         Mcglen and Lan Plus believe this document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of management of Mcglen and Lan Plus, based on information currently available to each company's management. When we use words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should," "likely" or similar expressions, we are making forward-looking statements.

         Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and stockholder values of Mcglen or Lan Plus may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Stockholders are cautioned not to put undue reliance on any forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

         For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under "Risk Factors" beginning on the following page. In addition to the risk factors and other important factors discussed elsewhere in the documents which are incorporated by reference into this proxy statement/prospectus and information circular, you should understand that the following important factors could affect the future results of Mcglen and Lan Plus and could cause results to differ materially from those suggested by the forward-looking statements:

         o increased competitive pressures, both domestically and internationally, which may affect use of Mcglen's and Lan Plus' services and impede the companies' ability to maintain their market share and pricing goals;

         o changes in user attitude towards the services provided by Mcglen and Lan Plus;

         o Mcglen's ability to integrate the operation of Lan Plus into its operations;

         o technical failures in the network, software or hardware systems of Mcglen or Lan Plus that cause interruptions of service or a decrease in responsiveness to our web sites;

         o changes in United States and global financial and equity markets, including significant interest rate fluctuations, which may increase the cost of external financing for the combined company's operations;

         o changes in laws or regulations, third party relations and approvals, decisions of courts, regulators and governmental bodies which may adversely affect Mcglen's and Lan Plus' business or ability to compete; and

         o other risks and uncertainties as may be detailed from time to time in Mcglen's public announcements and Securities and Exchange Commission filings.

         This list of factors that may affect future performance and the accuracy of forward-looking statements is meant to be illustrative and by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

                                  RISK FACTORS

RISKS RELATING TO THE MERGER

         The following factors, in addition to those discussed elsewhere herein, should be carefully considered by the stockholders of both Mcglen and Lan Plus in evaluating the proposed merger and related transactions between the two companies.

IF MCGLEN AND LAN PLUS DO NOT INTEGRATE THEIR OPERATIONS QUICKLY AND EFFECTIVELY, SOME OR ALL OF THE POTENTIAL BENEFITS OF THE MERGER MAY NOT BE REALIZED.

         In order to achieve the benefits of the merger, Mcglen must successfully combine its business with Lan Plus' business and make Lan Plus' technologies, products and services operate together with Mcglen's technologies, products and services. This integration may require the partial or wholesale conversion or redesign of some or all of the technologies, products and services of either Mcglen or Lan Plus. We may not be able to integrate our technologies and operations quickly or smoothly, in which case serious harm to the combined company's business, financial condition and prospects may result. Integrating the two businesses will entail significant diversion of management's time and attention. In addition, Mcglen may be required to spend additional money and resources on integration issues that would otherwise be spent on developing its business and services or other matters.

THE SUCCESS OF THE COMBINED COMPANY DEPENDS IN PART ON OUR ABILITY TO RETAIN KEY PERSONNEL AFTER THE MERGER, AND WE MAY NOT BE ABLE TO DO SO.

         The success of the combined company after the merger depends in part on the continued service of key Lan Plus and Mcglen personnel. Despite its efforts to hire and retain quality employees, the combined company might lose some of Lan Plus' and Mcglen's key employees following the merger. Mcglen and Lan Plus have different corporate cultures. Some Lan Plus and Mcglen employees may be unwilling to work for the combined company. Competitors may also recruit Lan Plus or Mcglen employees prior to the merger and during integration, as is common in high technology mergers. In addition, some Lan Plus employees will acquire significant amounts of Mcglen common stock or vested stock options in the merger. As a result, we may be required to provide significant incentives for some of Lan Plus' employees to remain with the combined company.

         Similarly, the future performance of the combined company depends on its continuing ability to attract and retain highly qualified technical and managerial personnel following the merger. Competition for qualified management, engineering, technical, sales and marketing employees is intense. If Lan Plus or Mcglen employees leave as a result of the merger or if the combined company cannot attract and retain qualified personnel, the combined company's business would be harmed.

MCGLEN'S STOCK PRICE IS VOLATILE AND THE VALUE OF THE MCGLEN COMMON STOCK ISSUED IN THE MERGER WILL DEPEND ON ITS MARKET PRICE AT THE TIME OF THE MERGER.

         Under the amended and restated agreement and plan of merger, the exchange ratio used to determine the number of shares of Mcglen's common stock that Lan Plus shareholders will receive is unaffected by the share price of Mcglen's common stock as reflected on the Over-the-Counter Bulletin Board. Increases in the value of Mcglen's common stock will result in a higher effective price being paid by Mcglen for Lan Plus and more value received by Lan Plus shareholders in the merger. Decreases in the value of Mcglen's common stock will result in a lower effective price being paid by Mcglen for Lan Plus and less value received by Lan Plus' shareholders in the merger. It is likely that you will not know the value of Mcglen's common stock to be issued in the merger at the time of either the Mcglen annual meeting or the Lan Plus special meeting. Under the agreement and plan of merger, neither Mcglen nor Lan Plus will have the right to terminate or renegotiate the agreement and plan of merger or to resolicit proxies as a result of any increase or decrease in the value of Mcglen's common stock. The market price of Mcglen's common stock, like that of the stock of many other Internet-related companies, has been and may continue to be volatile. Recently, the stock market in general and the shares of Internet-related companies in particular have experienced significant price fluctuations. The market price may continue to fluctuate significantly in response to various factors, including without limitation:

         o    quarterly variations in operating results;

         o    the announcement of technological innovations;

         o    the announcement of management changes;

         o    the introduction of new services by Mcglen and its competitors;

         o    changes in estimates by securities analysts;

         o    market conditions in the industry;

         o    announcements and actions by competitors;

         o limited trading volume of our securities on the Over-the-Counter Bulletin Board;

         o    regulatory and judicial actions; and

         o    general economic conditions.

FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY AFFECT MCGLEN'S AND LAN PLUS' OPERATING RESULTS AND THEIR ABILITY TO ENTER INTO ALTERNATIVE TRANSACTIONS.

         If the merger is not completed for any reason, Mcglen and Lan Plus may experience a number of adverse consequences, including the following:

         o the price of Mcglen common stock may decline to the extent that the current market price of Mcglen common stock reflects a market assumption that the merger will be completed;

         o an adverse reaction from investors and potential investors of both companies may reduce future financing opportunities; and

         o the parties' costs related to the merger, including legal and accounting fees, must be paid even if the merger is not completed.

         If the merger is terminated and Lan Plus or Mcglen determines to seek another merger or business combination, there can be no assurance that either company will be able to find a partner at an attractive price. In addition, while the agreement and plan of merger is in effect, Lan Plus is prohibited from soliciting, initiating or encouraging or entering into extraordinary transactions, such as a merger, sale of assets or other business combination, with any party other than Mcglen. As a result of this prohibition, Lan Plus will be precluded from discussing potential transactions should the merger not occur, and may lose an opportunity for a transaction with another potential partner at a favorable price if the merger is not completed.

THE MERGER COULD HARM KEY THIRD PARTY RELATIONSHIPS.

         The present and potential relationships of Mcglen and Lan Plus with customers and other third parties with whom they have relationships may be harmed by the proposed merger. Uncertainties following the merger may cause these parties to delay decisions regarding these relationships. Any changes in these relationships could harm the combined company's business. In addition, Lan Plus customers may, in response to the announcement of the merger, delay or defer decisions concerning Lan Plus. Lan Plus could experience a decrease in expected revenue as a consequence of customers' uncertainties associated with the merger. Any delay or deferral in those decisions by Lan Plus customers could have a material adverse effect on Lan Plus' or the combined company's business.

OFFICERS AND DIRECTORS OF LAN PLUS AND MCGLEN HAVE DIFFERENT INTERESTS FROM YOURS THAT MAY INFLUENCE THEM TO SUPPORT OR APPROVE THE MERGER.

         Officers and directors of Lan Plus and Mcglen have interests in the merger and participate in arrangements that are different from, or are in addition to, those of Lan Plus and Mcglen shareholders generally. These include the following interests that will arise if the merger occurs:

         o Andy Teng, Chairman and Chief Executive Officer of Lan Plus, will become the Chief Executive Officer and Chairman of the board of directors of the combined company, and Richard Shyu, currently President and Chief Operating Officer of Lan Plus, will become President of the combined company;

         o Andy Teng and Richard Shyu will also become directors of the combined company at the closing of the merger;

         o Grant Trexler, Chief Financial Officer of Mcglen, will become Chief Financial Officer of the combined company;

         o Two of Mcglen's founders, Mike Chen and Alex Chen, will assume management and executive positions within the new company; and


         o Mcglen and Lan Plus intend to enter into mutually acceptable employment agreements with some executives of Lan Plus, including Andy Teng and Richard Shyu.


         As a result, these officers and directors could be more likely to vote to approve the agreement and plan of merger and the merger itself than if they did not hold these interests. Lan Plus shareholders should consider whether these interests may have influenced these officers and directors to support or recommend the merger.

MCGLEN'S PRO FORMA ACCOUNTING FOR THE MERGER MAY CHANGE.

         Unaudited pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during this period. Mcglen has allocated the total estimated purchase price for the merger on a preliminary basis to assets and liabilities based on Mcglen's best estimates of the fair value of these assets and liabilities, with the excess costs over the net tangible assets acquired allocated to goodwill and other intangible assets. This allocation and the estimated lives are subject to change pending a final analysis of the fair values of the assets acquired and liabilities assumed and the estimated lives of the assets. The impact of these changes could be material and negative to Mcglen's future results of operations.

ISSUANCE OF ADDITIONAL SHARES OF MCGLEN COMMON STOCK MAY REDUCE THE MCGLEN SHARE PRICE.

         At the closing of the merger, Mcglen estimates that approximately ___________ newly issued shares of Mcglen common stock (including the shares of Mcglen common stock issuable upon conversion of the Mcglen ESOP preferred stock being issued in the merger) will be issued to current Lan Plus shareholders. The issuance of this additional Mcglen common stock in the merger will reduce Mcglen's earnings per share, if any. This dilution could reduce the market price of Mcglen common stock unless and until the combined company achieves revenue growth or cost savings and other business economies sufficient to offset the effect of this issuance. There can be no assurance that Mcglen will achieve revenue growth, cost savings or other business economies or that a Lan Plus shareholder will achieve greater returns as a Mcglen stockholder.

MCGLEN STOCKHOLDERS WILL BE DILUTED BY THE MERGER.

         The merger will dilute the ownership position of the present shareholders of Mcglen. While the number of shares held by Mcglen stockholders will be unaffected by the merger itself, after consummation of the transaction, former Lan Plus shareholders will own more than 50% of the combined company.


FROM TIME TO TIME LAN PLUS HAS INVESTED IN SHORT SALES OF SECURITIES

         Lan Plus' management routinely invests the company's excess operating funds in the stock market. From time to time, management invests these funds in short sales of stock which they typically cover within 60 days of the date of the short purchase. Short sales typically have a higher degree of risk than traditional stock purchases and management attempts to limit the concentration of short sales in the company's overall invested and cash portfolio. At June 30, 2001 and December 31,2000, approximately $704,000 and $460,000, respectively, was invested in short sales of common stock and unrealized losses of $43,000 and $51,000, respectively, were recorded on these investments. Management covered the short sales in July/August 2001 for the June 2001 short sale, and January 2001 for the December 2000 short sale, recording gains of $42,000 and $9,000, respectively.

RISKS RELATING TO MCGLEN

         By voting in favor of the merger, Lan Plus shareholders will be choosing to invest in Mcglen. An investment in Mcglen common stock involves a high degree of risk. As a shareholder of Lan Plus, you should carefully consider the following risk factors relating to an investment in Mcglen before you decide whether to vote to approve and adopt the agreement and plan of merger. Some of these risks may be increased by a merger between Mcglen and Lan Plus. You should also consider the other information in this proxy statement/prospectus and the additional information in Mcglen's other reports on file with the Securities and Exchange Commission. See "Where You Can Find More Information" on page 101.

OUR AUDITORS HAVE EXPRESSED THE VIEW THAT OUR NEGATIVE WORKING CAPITAL, NEGATIVE STOCKHOLDERS' EQUITY AND CAPITAL DEFICIENCIES RAISE SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

         Our auditors have included an explanatory paragraph in their report for the year ended December 31, 2000, indicating there is substantial doubt regarding our ability to continue as a going concern. The financial statements included elsewhere in this proxy statement/prospectus do not include any adjustments to asset values or recorded liability amounts that might be necessary in the event we are unable to continue as a going concern. If we are in fact unable to continue as a going concern, you may lose your entire investment in our common stock.

WE HAVE INCURRED SUBSTANTIAL LOSSES IN THE PAST, AND WE MAY NOT ACHIEVE PROFITABILITY.


         We incurred a loss of $686,000 for the six months ended June 30, 2001 and $5.7 million in 2000. In addition, at June 30, 2001 we had an accumulated deficit of $9.9 million. We expect to continue to incur substantial net losses in the foreseeable future. If we are not able to significantly improve our operating results, we may be required to cease or substantially curtail our operations. If we do not achieve and maintain profitability, the market price of our common stock may decline, perhaps substantially.


OUR CURRENT LIABILITIES SUBSTANTIALLY EXCEED OUR CURRENT ASSETS, AND IF WE ARE NOT SUCCESSFUL IN RAISING SUFFICIENT CAPITAL IN THE NEAR FUTURE TO ADDRESS THIS WORKING CAPITAL DEFICIT, WE MAY BE FORCED TO CEASE OR SUBSTANTIALLY CURTAIL OUR OPERATIONS.


         As of June 30, 2001 and December 31, 2000, we had working capital deficits of approximately $2.4 million and $2.7 million, respectively, and stockholders' deficits of approximately $2.8 million and $3.1 million, respectively. Because our total current liabilities considerably exceed our total current assets, we will have to raise substantial amounts of capital in the near future to fund our ongoing operations. If we are unsuccessful at raising sufficient capital to address our working capital deficit, we may be required to cease or reduce our operations.

         We will also need to raise additional funds in 2001 in order to complete growth-oriented objectives such as pursuing sales growth opportunities, developing new web sites or enhancing our existing ones and responding to competitive pressures. No assurance is given that we will be able to obtain additional financing when needed for these purposes, or that, if available, this financing will be on terms acceptable to us. If adequate funds are either not available or not available on acceptable terms, we will be unable to accomplish these objectives. Any inability to do so could have a negative effect on our business, revenues, financial condition and results of operations.


THE PAYMENTS TO DILLOW & DILLOW IN CONNECTION WITH $700,000 OF FINANCING RAISED IN A PRIVATE PLACEMENT MAY BE INCONSISTENT WITH THE PROVISIONS OF SECTION 15 OF THE SECURITIES EXCHANGE ACT OF 1934 AND MAY GIVE THE INVESTORS IN THAT FINANCING THE RIGHT TO RESCIND THEIR INVESTMENT.


         We paid transaction-based compensation to Dillow & Dillow in connection with their introducing to us a number of accredited investors who invested in the company. The introductions resulted in a private sale by us of securities to SOMA Fund IX, LLC, Hippo Holdings, LLC, Kohl Concerns, LLC, Revel Holdings, Inc. and The Vertigo Fund LLC. Under our financing agreement, Dillow & Dillow had the right to receive a finders fee equal to 10% of any investment proceeds under the agreement, half payable in cash and half payable in stock at a price of $0.25 per share, and a one-year warrant to purchase one share of our common stock for every eight shares of our common stock issued to the investors; we paid to Dillow & Dillow, in connection with the investment, $35,000 in cash and 140,000 shares of our common stock as a finder's fee, and warrants to purchase 350,000 shares of our stock at exercise prices between $0.30 and $0.75. Since Dillow & Dillow was not a registered broker dealer and received transaction-based compensation in connection with the introductions, the staff of the Securities and Exchange Commission has indicated to us that the receipt of these payments by Dillow & Dillow may be inconsistent with the registration provisions of
Section 15 of the Securities Exchange Act of 1934. If these payments are determined to be inconsistent with Section 15, then under Section 29 of the Securities Exchange Act any or all of the following may be applicable to us:

         o our obligations to pay a fee to Dillow & Dillow may be voidable by us;

         o the investors purchasing securities in the transaction may have the right to void the contract as a nullity and the right to rescind their purchase of our securities, which would require us to repay the $700,000 that they invested; and

         o    we may be subject to regulatory action.

OUR QUARTERLY OPERATING RESULTS AND STOCK PRICE MAY FLUCTUATE, BECAUSE OUR ABILITY TO ACCURATELY FORECAST OUR QUARTERLY SALES IS LIMITED, OUR COSTS ARE RELATIVELY FIXED IN THE SHORT TERM AND WE EXPECT OUR BUSINESS TO BE AFFECTED BY SEASONALITY.

         Our ability to accurately forecast our quarterly sales is limited, which makes it difficult to predict the quarterly revenue that we will recognize. Because our expenses are largely independent of our revenue in any particular period, it is difficult to accurately forecast our operating results. Our operating expenses are based in part on anticipated future revenue and a high percentage of our expenses are fixed in the short term. If we have a shortfall in revenue in relation to our expectations, we may be unable to reduce our expenses quickly to avoid lower quarterly operating results. As a result, our quarterly operating results could fluctuate, and these fluctuations could adversely affect the market price of our common stock.

         In addition, we expect to experience fluctuations in our operating results because of seasonal fluctuations in traditional retail patterns. Retail sales in the traditional retail industry tend to be significantly higher in the fourth calendar quarter of each year than in the preceding three quarters. As a result of this and other factors, our operating results in one or more future quarters may fluctuate and, therefore, period-to-period comparisons of our historical results of operations may not be good indicators of our future performance.


OUR OPERATING RESULTS MAY SUFFER AS A RESULT OF INVENTORY OBSOLESCENCE AND PRICE EROSION.


         We directly purchase the majority of the merchandise that we sell at our on-line stores. We assume the inventory, inventory obsolescence and price erosion risks for products that we purchase directly. These risks are especially significant because much of the merchandise we sell at our on-line stores (for example, computer hardware, software and consumer electronics) is characterized by rapid technological change, obsolescence and price erosion. We wrote off inventory in the amount of $110,000 in 2000 and $50,000 in 1999. It is impossible to determine with certainty whether an item will sell for more than the price we pay for it. Because we rely heavily on purchased inventory, our success will depend on our ability to liquidate our inventory rapidly, the ability of our buying staff to purchase inventory at attractive prices relative to its resale value, and our ability to manage customer returns and the shrinkage resulting from theft, loss and misrecording of inventory. If we are unsuccessful in any of these areas, we may be forced to sell our inventory at a discount or loss.

MOST MERCHANDISE SOLD BY US CARRIES A WARRANTY FROM THE MANUFACTURER OR THE SUPPLIER, AND WE ARE NOT OBLIGATED TO ACCEPT MERCHANDISE RETURNS.

         Nevertheless, we in fact have accepted returns from customers for which we did not receive reimbursements from our manufacturers or suppliers, and the levels of returned merchandise in the future might exceed our expectations. We may also find that we have to accept more returns in the future to maintain customer satisfaction. Merchandise returns as a percentage of sales were 8.7% in 2000, 6.8% in 1999 and 1.4% in 1998.

THE EFFECTIVE OPERATION OF OUR BUSINESS DEPENDS ON CONTINUING FAVORABLE RELATIONSHIPS WITH THIRD PARTIES OVER WHOM WE HAVE NO, OR ONLY LIMITED, CONTROL.

         Our operations depend on the maintenance of favorable relationships with, and the continued cooperation of, a variety of third parties. For instance, we rely on:

         o Internet service providers to connect our web site to the Internet and to minimize frequent or prolonged interruptions of these web site services;

         o Third party distribution centers to efficiently fulfill a significant portion of our sales;

         o United Parcel Service to timely deliver the majority of our products; and

         o A single credit card processing service to process all credit card transactions.

         We cannot assure you that we will be able to maintain satisfactory relationships with any of these parties on acceptable commercial terms. Moreover, we have limited control over these third parties, and we cannot assure you that the quality of products and services that they provide will remain at the levels needed to enable us to conduct our business effectively. In addition, we could experience delays or business disruptions as a result of labor problems, systems failures or other business interruptions suffered by these third parties. The loss of these business relationships on favorable terms, or the inability or unwillingness of these third parties to provide us with efficient and cost-effective services, could adversely affect our results of operations.

WE MAY SUFFER SYSTEMS FAILURES AND BUSINESS INTERRUPTIONS.

         Our success, especially our ability to receive and fulfill customer orders, largely depends on the efficient and uninterrupted operation of our computer and telephone communications systems. Almost all of our computer and communications systems are located at a single leased facility. We have experienced temporary power failures and telecommunications failures from time to time at this facility. Our systems are vulnerable to damage from fire, earthquakes, floods, power loss, telecommunications failures, break-ins and other events. Despite any precautions we may take, the occurrence of natural disasters or other unanticipated problems could cause system interruptions, delays and loss of critical data and could prevent us from providing services. Generally, we do not have redundant systems or a formal disaster recovery plan, and our coverage limits on our property and business interruption insurance may not be adequate to compensate us for losses that may occur.

OUR SYSTEMS ARE VULNERABLE TO SECURITY BREACHES.


         A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. We rely upon encryption and authentication technology licensed from third parties to provide secure transmission of confidential information. Although we have implemented network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins, attempts by third parties deliberately to exceed the capacity of our systems and similar disruptions. Any of these events could lead to interruptions or delays in service, loss of data or the inability to accept and confirm customer orders. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise or breach of the algorithms that we use to protect customer transaction data. A party who is able to circumvent our security measures could steal proprietary information or interrupt our operations. We may need to spend a great deal of money and use other resources to protect against the threat of, or to alleviate problems caused by, security breaches. Concerns over the security of on-line transactions and the privacy of users may also inhibit the growth of the Internet as a means of conducting commercial transactions.

WE MAY FACE INTERRUPTION OF PRODUCTION AND SERVICES DUE TO INCREASED SECURITY MEASURES IN RESPONSE TO TERRORISM.

         Our business depends on the free flow of products and services through the channels of commerce. Recently, in response to terrorist's activities and threats aimed at the United States, transportation, mail, financial, and other services have slowed or stopped altogether. Further delays or stoppages in transportation, mail, financial or other services could have a material adverse effect on our business, results of operations and financial condition. Furthermore, we may experience an increase in operating costs, such as costs for transportation, insurance and security, as a result of terrorists' activities and potential activities. We may also experience delays in receiving payments from payers that have been affected by the terrorist activities. Any general economic downturn as a result of terrorist activities could adversely impact or results of operations, impair our ability to raise capital or otherwise adversely affect our ability to grow our business.

WE HAVE ALREADY EXPERIENCED TECHNOLOGICAL CONSTRAINTS IN OUR CAPACITY TO OFFER SERVICES TO OUR CUSTOMERS AND MAY HAVE TO UPGRADE OUR SYSTEMS SUBSTANTIALLY IF TRAFFIC ON OUR WEB SITES INCREASES.


         We depend on the satisfactory performance, reliability and availability of our web sites, transaction-processing systems, network infrastructure, customer support center, and delivery and shipping systems. These factors are critical to our reputation, our ability to attract and retain customers and to maintain adequate customer service levels, and our operating results. Our on-line stores have experienced periodic temporary capacity constraints from time to time, and we continue to experience capacity constraints at our customer support center primarily related to inbound customer telephone inquiries. Capacity constraints could prevent customers from gaining access to our on-line stores or our customer support center for extended periods of time and decrease our ability to fulfill customer orders or decrease our level of customer acquisition or retention. Capacity constraints would also decrease the appeal of our on-line stores and decrease our sales. If the amount of traffic, the number of orders or the amount of traffic to our web sites increases substantially, we may experience capacity constraints and may need to further expand and upgrade our technology, transaction-processing systems and network infrastructure. We may be unable to sufficiently predict the rate or timing of increases in the use of our on-line stores to enable us to quickly upgrade our systems to handle these increases. In addition, we may be unable to increase our capacity at our customer support center to handle the amount of current or future customer telephone inquiries.


WE ARE DEPENDENT ON INTELLECTUAL PROPERTY.


         Our performance and ability to compete depend to a significant degree on our proprietary technology. We rely on a combination of trademark, copyright and trade secret laws to establish and protect our proprietary rights. While we have applied for trademark protection for the Mcglen.com name, we cannot assure you that we will receive a registered trademark for this name in the United States, or that competitors will not adopt similar marks, thereby impeding our ability to build brand identity and possibly confusing customers. Existing copyright, trademark, patent and trade secret laws afford only limited protection, and intellectual property laws (particularly those of other countries) may be inadequate to prevent misappropriation of our technology or other proprietary rights. It might be possible for a third party to copy or otherwise obtain and use our software or other proprietary information without authorization, or to develop similar software independently. Policing unauthorized use of our technology is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted.


OUR INTELLECTUAL PROPERTY MAY INFRINGE ON THAT OF OTHERS AND EXPOSE US TO COSTS RELATED TO LITIGATION.

         In the systems and software industries, it is common that companies receive notices from time to time alleging infringement of patents, copyrights or other intellectual property rights of others. We may from time to time be notified of claims that we may be infringing upon patents, copyrights or other intellectual property rights owned by third parties. Companies may pursue claims against us with respect to the alleged infringement of patents, copyrights or other intellectual property rights owned by third parties. Although we believe we have not violated or infringed upon any intellectual property rights and have taken measures to protect our own rights, there is no assurance that we will avoid litigation. Litigation may be necessary to protect our intellectual property rights and trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against third party claims of invalidity. Any litigation could result in substantial costs and diversion of resources away from the day-to-day operation of our business.

WE MAY NOT BE ABLE TO MAINTAIN THE VALUE OF OUR DOMAIN NAMES.

         We currently hold various web domain names relating to our brand, including the Mcglen.com, AccessMicro.com and Techsumer.com domain names. We cannot assure you that we will be able to acquire or maintain relevant domain names in all jurisdictions in which we conduct business. Governmental agencies and their designees generally regulate the acquisition and maintenance of domain names. The regulation of domain names in the United States and in foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe on or otherwise decrease the value of our brand and our trademarks and other proprietary rights.

MANY OF OUR PRODUCTS ORIGINATE PARTLY OR WHOLLY IN THE ASIA PACIFIC REGION, AND ECONOMIC PROBLEMS IN THAT REGION COULD ADVERSELY AFFECT OUR BUSINESS.

         A portion of our products are either produced in, or have major components produced in, the Asia Pacific region. We have business relationships with companies located in the region directly, and we engage in U.S. Dollar denominated transactions with these companies and U.S. divisions and subsidiaries of these companies. As a result, we may be indirectly affected by risks associated with international events, including economic and labor conditions, political instability, tariffs and taxes, availability of products and currency fluctuations in the U.S. Dollar versus the regional currencies. Countries in the Asia Pacific region, including Japan, have experienced weaknesses in their currency, banking and equity markets from time to time. These weaknesses could adversely affect the supply and prices of products and components and, ultimately, our results of operations.

THE ELECTRONIC COMMERCE MARKET IS INTENSELY COMPETITIVE, AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY AGAINST OUR CURRENT AND FUTURE COMPETITORS.

         The electronic commerce industry is intensely competitive. Barriers to entry into this market are low, and potential competitors can launch electronic commerce web sites at relatively low cost. We expect competition in this area to increase as retailers, suppliers, manufacturers and direct marketers who have not traditionally sold computer products directly to consumers through the Internet enter this market segment. Furthermore, mergers and acquisitions will result in electronic commerce companies with greater market share and revenues than ours, and new alliances among competitors and suppliers may emerge; for example, in 1999 Dell Computer Corporation and Amazon.com, Inc. agreed to provide links from their web sites to new web pages that advertise their respective products.

         Most of our competitors have significantly greater financial, marketing, customer support, technical and other resources than we do. As a result, they may be able to secure merchandise from suppliers on more favorable terms, and respond more quickly to changes in customer preferences or to devote greater resources to the development, promotion and sale of their merchandise, than we can. Increased competition, or failure by us to compete successfully, may result in price reductions, fewer customer orders, reduced gross margins, increased marketing costs, loss of market share, or any combination of these.

WE ARE DEPENDENT ON THE CONTINUED DEVELOPMENT OF THE INTERNET INFRASTRUCTURE.

         We depend almost entirely on the Internet for revenue and the increased use of the Internet for commerce is essential for our business to grow. Accordingly, our success depends in large part on the continued development of the infrastructure for providing Internet access and services. The Internet could lose its viability or its usage could decline due to many factors beyond our control, including:

         o    delays in the development of the Internet infrastructure;

         o    power outages;

         o    the adoption of new standards or protocols for the Internet; or

         o    changes or increases in governmental regulation.

         We cannot be certain that the infrastructure or complementary services necessary to maintain the Internet as a useful means of buying goods will be developed or that, if they are developed, the Internet will remain a viable marketing and sales channel for the types of products and services that we offer at our on-line stores.

WE MAY EVENTUALLY BE REQUIRED TO COLLECT SALES TAX FROM MOST OR ALL OF OUR CUSTOMERS, WHICH MAY MAKE OUR PRODUCTS LESS ATTRACTIVE.

         We currently collect sales tax on sales of products delivered to residents in the state of California and dropped shipped from Ingram Micro to residents of Massachusetts. Various states have tried to impose on direct marketers the burden of collecting sales taxes on the sale of products shipped to state residents. The United States Supreme Court affirmed its position that it is unlawful for a state to impose sales tax collection obligations on an out-of-state mail order company whose only contacts with the state are the distribution of catalogs and other advertising materials through the mail and subsequent delivery of purchased goods from out of state locations by parcel post and interstate common carriers. It is possible that legislation may be passed to supersede the Supreme Court's decision, or that the Court may change its position. Additionally, it is uncertain whether any new rules and regulations may be adopted, in terms of sales tax collection obligations, to govern electronic commerce companies as the industry continues its growth. The imposition of new sales tax collection obligations on us in states to which we ship products would result in additional administrative expenses to us. More importantly, though, we may lose one of our competitive advantages in terms of a higher total price of products for our customers.

A SUBSTANTIAL PORTION OF OUR STOCK IS HELD BY OUR FOUNDERS.


         George Lee, Mike Chen and Alex Chen influence all fundamental matters affecting Mcglen. As of October 4, 2001, these three persons controlled approximately 27% of the total combined voting power of the outstanding common stock. Accordingly, these individuals are able to wield considerable influence in, among other things, determining the outcome of corporate decisions, effecting corporate transactions (including mergers, consolidations and the sale of all or substantially all of our assets), or preventing or causing a change in control in the company. As such, acting together these individuals might be able to delay, discourage or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price of our stock.


TRADING IN OUR STOCK IS SUBJECT TO SIGNIFICANT RESTRICTIONS.

         Because the trading price of our common stock is less than $5.00 per share, trading in our common stock is subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934. Under that rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including requirements that they:

         o make an individualized written suitability determination for the purchaser; and

         o    receive the purchaser's written consent prior to the transaction.


         The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, any equity security not traded on an exchange or quoted on the Nasdaq SmallCap Market that has a market price of less than $5.00 per share), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated with that market. These requirements limit the market liquidity of our securities and the ability of purchasers in this offering to sell their securities in the secondary market.


VOLATILITY IN THE UNITED STATES STOCK MARKET, OTC BULLETIN BOARD AND THE TECHNOLOGY SECTOR, AS WELL AS OTHER FACTORS, MAY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.


         The trading price of our common stock has been and may continue to be subject to fluctuations in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products introduced by us or our competitors and other events or factors. From January 2, 2001 through October 4, 2001, the closing price of our common stock has ranged from a low of $0.09 per share to a high of $0.78 per share. The stock market in general, and the shares of technology companies in particular, have experienced extreme price fluctuations in recent years. This volatility has had a substantial impact on the market prices of securities issued by many companies for reasons unrelated to the operating performance of the companies affected. These broad market fluctuations may adversely affect the market price of our common stock.

FUTURE EVENTS MAY CAUSE SIGNIFICANT DILUTION AND DIMINUTION OF RIGHTS FOR OUR STOCKHOLDERS.

         The issuance of further shares will dilute our common stock and may lower the price of our common stock. There were 35,113,485 common shares issued and outstanding as of July 20, 2001, which does not include all of the shares covered by this proxy statement/prospectus. In addition, 3,300,000 stock options and warrants are outstanding, most of which were fully vested as of June 14, 2001. Moreover, we may grant additional stock options to our employees, officers, directors and consultants under our stock option plan. We cannot predict whether or when any of these options and warrants will be exercised in whole, in part or at all. However, if our stock price rises and holders of outstanding options and warrants elect to exercise these instruments, purchasers of our common stock could experience immediate substantial dilution in percentage voting power, pro forma net tangible book value per share of our common stock and earnings (loss) per share of our common stock.

         If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced. In addition, these securities may have powers, preferences and rights that are senior to those of the rights of our common stock.

                            THE MCGLEN ANNUAL MEETING

TIME, DATE AND PLACE OF MCGLEN ANNUAL MEETING


         The Mcglen annual meeting will take place at 9:00 a.m., local time, on ___________, 2001, at ______________________________________.


BUSINESS TO BE CONDUCTED AT MCGLEN ANNUAL MEETING


         Each copy of this proxy statement/prospectus mailed to Mcglen stockholders is accompanied by a form of proxy solicited by the board of directors of Mcglen for use at the Mcglen annual meeting and at any adjournment thereof. At the Mcglen annual meeting, the holders of Mcglen common stock will be asked to vote upon: (1) an amendment to Mcglen's Certificate of Incorporation increasing the number of authorized shares of common stock to 90,000,000; (2) the change of Mcglen's corporate name to Northgate Innovations, Inc. or another name that Mcglen's board of directors deems appropriate; (3) the adoption of the Mcglen 2000 Stock Option Plan; and (4) the election of a board of directors to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified. See "Proposal No. 1 - Authorized Shares Amendment," "Proposal No. 2 - Corporate Name Change," "Proposal No. 3 - Adoption of Mcglen's 2000 Stock Option Plan," "Proposal No. 4 - Election of Directors."


PROXIES: VOTING AND REVOCATION


         When a Mcglen proxy is properly executed and returned, the shares of Mcglen common stock it represents will be voted in accordance with the directions indicated on the proxy, or if no directions are indicated, the shares will be voted FOR each of the proposals discussed in the previous section and FOR the election of the nominees as directors. Any Mcglen stockholder giving a proxy may revoke his or her proxy at any time before its exercise at the Mcglen annual meeting by (1) giving written notice of the revocation to Grant Trexler, Mcglen Internet Group, Inc., 16700 Gale Avenue, City of Industry, California 91745, or (2) signing and delivering to Mr. Trexler a proxy bearing a later date. However, the mere presence at the Mcglen annual meeting of a Mcglen stockholder who has delivered a valid proxy will not of itself revoke that proxy.


         MCGLEN STOCKHOLDERS ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY TO MCGLEN IN THE ENCLOSED POSTAGE-PAID ENVELOPE, EVEN IF THEY ARE PLANNING TO ATTEND THE MCGLEN ANNUAL MEETING.

PROXY SOLICITATION


         Mcglen will bear the cost of soliciting proxies from its stockholders. Personnel of Mcglen will solicit proxies in person, by telephone or through other forms of communication without payment of additional compensation. Additionally, Mcglen will make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of proxy solicitation materials to beneficial owners of Mcglen common stock held of record by those custodians, nominees and fiduciaries, and for payment of reasonable expenses incurred in connection with the forwarding of these materials.


VOTE REQUIRED


         Under Delaware law, the approval of the holders of a majority of the issued and outstanding shares of Mcglen common stock is required to approve the increase in authorized shares and the corporate name change and the approval of the holders of a majority of the shares of Mcglen common stock represented and voted at the annual meeting is required to approve the 2000 Stock Plan. Directors are elected by a plurality of the shares represented and voting at the meeting.

         Only holders of record of Mcglen common stock at the close of business on ___________, 2001, are entitled to receive notice of, and to vote at, the Mcglen annual meeting. At that date, there were ___________ shares of Mcglen common stock outstanding and entitled to vote and _______ holders of record thereof. As of that date, the directors and executive officers of Mcglen, together with their affiliates, beneficially held an aggregate of ________ shares of Mcglen common stock (representing approximately _____% of the outstanding shares of Mcglen common stock). The holders of Mcglen common stock are entitled to one vote per share on each matter submitted to a vote of the stockholders.


         With respect to the election of Mcglen directors, cumulative voting is not permitted. The holders of a majority of the outstanding Mcglen common stock, present in person or by proxy, will constitute a quorum for the transaction of business at the Mcglen annual meeting or any adjournment thereof. Abstentions are included in the determination of the number of shares present and voting, are counted in determining the number of shares voted on the proposals submitted to stockholders (other than the election of directors) and will have the same effect as a no-vote on these proposals, whereas broker non-votes are not counted. Directors are elected by a plurality of the votes of the shares of common stock represented and voted at the meeting and abstentions and broker non-votes will have no effect on the outcome of the election of directors.


OTHER MATTERS

         Mcglen is not presently aware of any other business to be brought before the Mcglen 2001 annual meeting of stockholders. If any matters come before the annual meeting which are not directly referred to in this proxy statement/prospectus or the enclosed proxy, including matters incident to the conduct of the annual meeting, the proxy holders will vote the shares represented by the proxies in accordance with the recommendations of Mcglen management.

         Representatives of Mcglen's accountants are expected to be present at the annual meeting to respond to appropriate questions and to make statements should they desire to do so.

                          THE LAN PLUS SPECIAL MEETING

TIME, DATE AND PLACE OF LAN PLUS SPECIAL MEETING

         The Lan Plus special meeting will be held at 9:00 a.m., local time, on _________, 2001, at _________________________________.

BUSINESS TO BE CONDUCTED AT LAN PLUS SPECIAL MEETING

         At the Lan Plus special meeting, the Lan Plus shareholders will vote upon a proposal to approve the amended and restated agreement and plan of merger. See "The Merger."

PROXIES

         Lan Plus is not soliciting proxies in connection with the matters to be acted upon at the Lan Plus special meeting. If a Lan Plus shareholder wishes to vote his or her shares the shareholder must attend the Lan Plus special meeting.

VOTE REQUIRED

         Under the California General Corporation Law, the holders of a majority of the outstanding shares of Lan Plus common stock and the holders of a majority of the outstanding Lan Plus preferred stock must approve the amended and restated agreement and plan of merger.

         Only holders of record of Lan Plus common stock or preferred stock at the close of business on ___________, 2001, are entitled to receive notice of, and to vote at, the Lan Plus special meeting. As of the record date, there were 3,150,000 shares of Lan Plus common stock outstanding and entitled to vote, with each share entitled to one vote, and one holder of record. As of the record date, there were 1,350,000 shares of Lan Plus preferred stock outstanding and entitled to vote, with each share entitled to one vote, and one holder of record.

         Andy Teng, Chairman, Chief Executive Officer and principal shareholder of Lan Plus, has agreed pursuant to a voting agreement dated October 11, 2000 to vote all of the shares of Lan Plus common stock owned by him in favor of adoption of the amended and restated agreement and plan of merger. Mr. Teng owns 100% of the issued and outstanding shares of Lan Plus common stock.

OTHER MATTERS

         Lan Plus is not presently aware of any other business to be brought before the Lan Plus special meeting.

                                   THE MERGER

GENERAL

         The description in this proxy statement/prospectus and information circular of the terms and conditions of the merger and the amended and restated agreement and plan of merger are qualified in their entirety by reference to the copy of the amended and restated agreement and plan of merger attached as Appendix A hereto. Stockholders are encouraged to read the amended and restated agreement and plan of merger in its entirety.


         The amended and restated agreement and plan of merger provides for the acquisition of Lan Plus by Mcglen through the merger of Mcglen Acquisition Company into Lan Plus, provided that all conditions to consummation of the merger are satisfied or waived. Lan Plus will be the surviving corporation in the merger and, as a consequence thereof, will become a wholly-owned subsidiary of Mcglen. The parties intend that the effective time of the merger will occur as soon as practicable after the Mcglen annual meeting and the Lan Plus special meeting, and upon satisfaction or waiver of all of the other conditions set forth in the amended and restated agreement and plan of merger. We presently anticipate the effective time will occur on or before ___________, 2001. See "Conditions and Terms of the Agreement and Plan of Merger."


         While Mcglen is continually in the process of exploring opportunities for strategic alliances or acquisitions, because of the strategic nature of the proposed Lan Plus acquisition, Mcglen did not solicit any specific alternative acquisition proposals to the transaction with Lan Plus.


         The agreement and plan of merger was executed by Mcglen and Lan Plus on October 11, 2000, and the companies publicly announced the terms of the merger prior to the start of trading on October 12, 2000. The parties executed amendments to the agreement and plan of merger on January 29, 2001, March 1, 2001, March 21, 2001, June 18, 2001 and September 28, 2001.


BACKGROUND OF THE MERGER

         During the week of July 10, 2000, George Lee, then the Chief Executive Officer and a director and founder of Mcglen, met with Andy Teng, Chief Executive Officer and Chairman of the Board of Lan Plus, to discuss Mcglen's current business and the possibility of Mcglen utilizing Lan Plus as a product source. At this meeting, Mr. Lee and Mr. Teng discussed a merger that Mcglen was considering with a third party that had been introduced to Mcglen by its investment banker.

         During the week of July 24, 2000, Mr. Lee, together with the other founders of Mcglen, Mike Chen, then President and Chief Technology Officer, and Alex Chen, Executive Vice President of Business Development, met with Mr. Teng to discuss the possibility of Mcglen and Lan Plus entering into a business combination. After this meeting, the founders presented the possibility of a merger with Lan Plus to the board of directors of Mcglen.

         On August 4, 2000, Mr. Teng met with Peter Janssen, Mcglen's Chairman of the Board, Grant Trexler, Mcglen's Chief Financial Officer, and Mcglen's founders to further discuss the merits of a business combination. On August 15, 2000, the parties signed a non-binding letter of intent which contemplated a transaction in which Mcglen would acquire all of the outstanding shares of Lan Plus capital stock in a stock-for-stock merger. Pursuant to the letter of intent, Lan Plus placed $500,000 into a trust account as a good faith deposit with respect to the proposed transaction. Thereafter, Mcglen's staff and representatives continued their business, legal and financial due diligence investigation of Lan Plus.

         On September 11, 2000, Lan Plus loaned Mcglen $120,000 pursuant to a promissory note.

         On October 11, 2000, the boards of directors of both companies approved the agreement and plan of merger and the parties executed the agreement. The funds previously placed into trust by Lan Plus were released to Mcglen in exchange for shares of Mcglen's common stock issued at $0.6875 per share, and at this time Mcglen repaid the $120,000 loan from Lan Plus.

         On December 5, 2000, the companies signed an interim operating agreement.


         On January 29, 2001 and March 1, 2001, the parties signed amendments to the agreement and plan of merger. On March 21, 2001, the parties signed an amended and restated agreement and plan of merger. On June 18, 2001, the parties signed an amendment to the agreement and plan of merger extending the deadline for completing the merger to September 30, 2001. On September 28, 2001, the deadline was extended to October 31, 2001, after which date either party may terminate the agreement if the merger has not been consummated.


JOINT REASONS FOR THE MERGER

         The Mcglen board of directors and the Lan Plus board of directors each believes that the combined company will have potential for greater financial strength, market power and growth than either Mcglen or Lan Plus would have on its own. The Mcglen board of directors and the Lan Plus board of directors identified a number of potential benefits to the merger which they believe could contribute to the success of the combined company and thus benefit stockholders of both companies, including the following:

         o the merger may enhance the opportunity for the potential realization of the strategic objective of the combined company to expand its market share and increase the combined company's ability to compete effectively in the computer products market;

         o the merger may provide the combined company with the financial resources and expanded offerings to increase its customer base and to obtain advantages and efficiencies in the manufacture, marketing, selling and pricing of its products and to achieve profitability;

         o the combined experience, financial resources, size, and breadth of offerings of the combined company may allow it to respond more quickly and effectively to technological change, increased competition, and market demands in an industry experiencing rapid innovation and change;

         o the increased capitalization of the combined company may allow increased access to capital markets and potentially reduce the cost of capital; and

         o the combined company will have an experienced management team that has the breadth and depth to effectively lead and manage the combined company's growth.

MCGLEN'S REASONS FOR THE MERGER AND RECOMMENDATION OF BOARD OF DIRECTORS

         The board of directors of Mcglen believes that the merger is fair to and in the best interests of Mcglen and its stockholders and unanimously recommends that the Mcglen stockholders vote for the approval of the amended and restated agreement and plan of merger and the transactions contemplated thereby.


         In evaluating the proposed merger, the board of directors of Mcglen considered a variety of factors, including financial and operating information relating to Mcglen and Lan Plus and reports from, and presentations by, its officers, financial advisor and legal counsel. The factors considered by the Mcglen board of directors, all of which were deemed material but were given varying priorities by individual directors, included the following: (i) the operational efficiencies and synergies presented by the compatibility of the core business of Mcglen and Lan Plus in the computer products markets, (ii) the opportunities for Mcglen to enhance its presence in some geographic markets and to enter other markets, (iii) Lan Plus' beneficial relationships and brand name recognition, (iv) the technical expertise and research and development capabilities of the Lan Plus organization, (v) the state of Mcglen's industry, including current and future competition, and consolidations within the industry, (vi) the financial condition, results of operations and prospects of Mcglen and Lan Plus along with the value of the consideration to be paid in the merger, (vii) the advice given to the board of directors by Josephthal & Co. Inc., Mcglen's financial advisor, regarding the merger transaction, (viii) the opportunity for Mcglen stockholders to participate in the future performance of a larger company and (x) the benefits to the Mcglen stockholders of having a greater base of stockholders who potentially can trade on the open market.

         The Mcglen board of directors concluded, in light of these factors, that the merger is in the best interests of Mcglen and its stockholders. The board of directors of Mcglen did not attempt to assign weights to the factors considered and no poll of the directors was taken to determine which of the factors considered they deemed most important in arriving at their ultimate conclusion. THE BOARD OF DIRECTORS OF MCGLEN UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF MCGLEN APPROVE THE MERGER PROPOSAL.


LAN PLUS' REASONS FOR THE MERGER AND RECOMMENDATION OF BOARD OF DIRECTORS

         In evaluating the proposed Merger, the board of directors of Lan Plus considered a variety of factors, reviewed information relating to Mcglen and Lan Plus, and received reports from and presentations by its officers, legal counsel and financial advisor. The following factors were considered by the Lan Plus board of directors: (i) the ability to access a broader line of products amenable to a method of delivery similar to Lan Plus' existing primary product,
(ii) the ability to participate in an operation which could be a single source supplier for the computer market, (iii) the synergies of Lan Plus and Mcglen in the computer products market, (iv) the opportunity for the Lan Plus shareholders to trade in the public market and (v) the opportunity for Lan Plus' shareholders to participate in the future performance of a larger company. The ability to broaden its product line and Mcglen's access to capital in the public markets were the primary reason that the directors concluded that the merger would be desirable for Lan Plus and its shareholders. The availability of the public market was also deemed by the directors to be significant to Lan Plus shareholders desiring to sell their shares.

         For these reasons, Lan Plus' board of directors concluded that the merger is in the best interests of Lan Plus and its shareholders. THE BOARD OF DIRECTORS OF LAN PLUS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF LAN PLUS APPROVE THE MERGER AGREEMENT. Andy Teng has entered into a voting agreement agreeing to vote his shares to approve the merger.

                           CONDITIONS AND TERMS OF THE
                          AGREEMENT AND PLAN OF MERGER

CLOSING AND EFFECTIVE TIME OF THE MERGER


         The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of California. This filing will occur on the first business day after the later of (i) the date of the later of the required stockholders' meetings and (ii) the date of the satisfaction or waiver of certain conditions set forth in the amended and restated agreement and plan of merger, unless the parties agree to another date.


EFFECTS OF THE MERGER

         As of the effective time of the merger, by virtue of the merger and without any additional action on the part of the Lan Plus shareholders or the shareholders of Mcglen Acquisition Company:

         1. The separate existence of Mcglen Acquisition Company will cease, and Mcglen Acquisition Company will be merged with and into Lan Plus.

         2. Each issued and outstanding share of Lan Plus common stock will be converted into that number of fully paid and nonassessable shares of Mcglen common stock such that the former Lan Plus shareholders immediately prior to the effective time will hold more than 50% of the outstanding Mcglen common stock immediately after the effective time, and each issued and outstanding share of Lan Plus preferred stock will be converted into one fully paid and nonassessable share of Mcglen preferred stock.

         3. Each share of common stock of Mcglen Acquisition (all of which are held by Mcglen) outstanding immediately prior to the effective time will be converted into one share of common stock of Lan Plus, the surviving corporation after Mcglen Acquisition merges with and into Lan Plus.

         4. All shares of Lan Plus common stock or preferred stock owned by Lan Plus as treasury stock, and all shares of Lan Plus common stock or preferred stock owned by Mcglen or any wholly-owned subsidiary of Mcglen, will be cancelled and retired and will cease to exist.

         5. All shares of Mcglen common stock owned by Lan Plus or any subsidiary will become treasury stock.

         6. Each outstanding option or warrant to purchase shares of Lan Plus common stock, whether vested or unvested, will be assumed by Mcglen, and deemed to constitute the right to acquire, on the same terms and conditions as were applicable under the Lan Plus stock option, a number of shares of Mcglen common stock based on the merger exchange ratio for the underlying Lan Plus common stock otherwise purchasable by the Lan Plus stock option holder, divided by the Lan Plus merger exchange ratio. Moreover, each outstanding option or warrant to purchase Lan Plus preferred stock will be deemed to constitute the right to acquire on the same terms and conditions one share of Mcglen preferred stock.

PROCEDURES FOR EXCHANGE OF CERTIFICATES


         Prior to the effective time of the merger, Mcglen will appoint a bank or trust company to serve as the exchange agent and will deliver to the exchange agent certificates representing the number of shares of Mcglen stock to be issued to Lan Plus shareholders in the merger. The exchange agent will, according to irrevocable instructions, deliver to the Lan Plus shareholders the Mcglen stock, any dividends or other distributions relating to that stock, and any cash in lieu of fractional shares of Mcglen common stock.


         The exchange agent will mail to each Lan Plus shareholder a letter of transmittal and instructions to surrender their certificates representing Lan Plus stock in exchange for certificates representing Mcglen stock or cash in lieu of fractional shares of Mcglen common stock. After a Lan Plus shareholder surrenders his or her Lan Plus stock certificate along with a duly executed and properly completed letter of transmittal and other required documents, the exchange agent will deliver to that shareholder the following:

         o a certificate representing the number of whole shares of Mcglen stock to which that shareholder is entitled;


         o    cash in lieu of any fractional shares of Mcglen common stock; and

         o the amount, without interest, of any dividends or other distributions declared on Mcglen common stock with a record date after the effective time of the merger and a payment date before surrender of the Lan Plus stock.


         After the closing date, certificates representing shares of Lan Plus common stock converted into Mcglen common stock in the merger will be deemed for all other corporate purposes to evidence ownership of the shares of Mcglen common stock into which they were converted. Any Lan Plus shareholder whose certificate for Lan Plus common stock has been lost, destroyed, or stolen will be entitled to issuance of a certificate representing the shares of Mcglen common stock into which the Lan Plus common stock will have been converted upon compliance with such requirements as Mcglen and the exchange agent customarily apply in connection with lost, stolen, or destroyed certificates representing shares of Mcglen common stock.

         The surviving corporation and the exchange agent may deduct and withhold from the consideration payable to Lan Plus shareholders amounts required to be deducted and withheld under the Internal Revenue Code, or any provision of state, local or foreign tax law. If the surviving corporation or the exchange agent deducts or withholds any amounts so required to be deducted or withheld, then these amounts will be treated, for all purposes of the merger agreement, as having been paid to the Lan Plus shareholders with respect to whom these amounts were deducted or withheld.


         LAN PLUS SHAREHOLDERS SHOULD NOT FORWARD THEIR LAN PLUS STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD NOR SHOULD THEY FORWARD THEIR LAN PLUS STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED THE PACKET OF INFORMATION, INCLUDING A LETTER OF TRANSMITTAL, DESCRIBED ABOVE.

REPRESENTATIONS AND WARRANTIES

         The merger agreement contains various representations and warranties of Mcglen, Mcglen Acquisition Company and Lan Plus, relating to, among other things, the following:

         o their incorporation, existence, good standing, corporate power and similar corporate matters;

         o    their capitalization;

         o their authorization, execution, delivery, and performance and the enforceability of the merger agreement and related matters, and the absence of violations;

         o the documents, reports and financial statements filed by Mcglen with the Securities and Exchange Commission and the accuracy and completeness of the information contained therein;


         o the absence of specified undisclosed material changes or events since December 31, 1999, in the case of Lan Plus, and June 30, 2000, in the case of Mcglen;


         o the registration statement and the joint proxy statement and the accuracy and completeness of the information contained therein and herein and in the merger agreement;

         o    pending or threatened investigations or litigation;

         o    material contracts;

         o    employee benefit plans;

         o    accounting and tax matters;

         o    compliance with applicable laws, ordinances and regulations;

         o    subsidiaries;

         o    labor and employment matters;

         o    insurance;

         o ownership by each of Mcglen and Lan Plus of no more than 10% of the outstanding shares of the other as of the date of the agreement and plan of merger;

         o    proprietary rights;

         o    owned property and facilities; and

         o    compliance with legislation regulating environmental quality.

CONDUCT OF BUSINESS PENDING THE MERGER

         The merger agreement requires that until completion of the merger or termination of the merger agreement, Mcglen, Lan Plus and their respective subsidiaries will conduct their operations according to their ordinary and usual course of business.


         Furthermore, the merger agreement specifies that each of Mcglen, Lan Plus and their respective subsidiaries will take or not take specified actions prior to completion of the merger, including without limitation:


         o not sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries, or adopt any amendments to its corporate charter or bylaws, or split, combine or reclassify any shares of its outstanding stock or authorize or pay any dividends or distributions on, or redeem or purchase any shares of, its outstanding capital stock or that of its subsidiaries;


         o not issue any shares, or rights of any kind to acquire shares of, its capital stock, except upon exercise of rights, warrants or options issued pursuant to the existing stock plan and stock purchase plan or (in Mcglen's case) in connection with the raising of additional capital, provided that any issuance of this type will require an adjustment to the exchange ratio for the merger in accordance with the terms of the agreement and plan of merger;


         o not acquire, dispose of or encumber any of its fixed or other substantial assets, or incur, assume or prepay any material indebtedness, or assume, guarantee, endorse or otherwise become liable or responsible (whether directly or indirectly) for the obligations of another person (other than subsidiaries), or make any material loans, advances or capital contributions to another person, other than in the ordinary course of business and consistent with past practices;

         o consistent with past practice, preserve its business organization and goodwill, keep available the services of its officers and employees as a group, subject to changes in the ordinary course, and maintain satisfactory relationships with its customers, suppliers, distributors and others having business relationships with it and its subsidiaries;

         o except as required by applicable law or existing contractual obligations, not enter into any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment, severance or similar agreements or arrangements between the respective company and its officers, directors or employees, or amend any agreements or arrangements of this type so as to materially increase the benefits thereunder;



         o confer with the other parties on a regular and frequent basis, report on operational matters and notify the other party of any material changes in its business;

         o use all reasonable efforts to take any actions necessary to comply with legal requirements relating to the merger and to obtain any authorization or consent of any governmental entity or public or private third party necessary to consummate the merger except to the extent an action would be materially burdensome or impact in a material adverse manner on the economic or business benefits of the merger; and/or

         o    change its method of accounting or fiscal year.

OTHER COVENANTS

         Under the merger agreement, Mcglen and Lan Plus agreed to the following additional covenants:

         ACCESS TO INFORMATION; CONFIDENTIALITY

         Lan Plus and Mcglen will each afford the other, and that party's officers, employees, accountants, legal counsel, financial advisors and other representatives, reasonable access during normal business hours in a manner so as not to interfere with normal operations, to all of its personnel, properties, books, contracts, personnel commitments and records.

         Each party will keep the information provided to it by the other party confidential in accordance with the terms of the confidentiality agreement in effect between Mcglen and Lan Plus.

         NO SOLICITATION

         Lan Plus and its subsidiaries will not solicit, initiate, encourage or participate in any negotiations regarding any proposal with any person or entity other than Mcglen for a merger, consolidation, liquidation, reorganization, tender offer or other business combination involving Lan Plus or any proposal to acquire 10% or more of the voting securities of Lan Plus or all or substantially all of the assets of Lan Plus or any of its subsidiaries. Furthermore, Lan Plus and its subsidiaries will not disclose any non-public information or data in response to a proposal of this kind.


         If Lan Plus receives any inquiries, offers or proposals from any person with respect to any acquisition proposal, then Lan Plus will promptly notify Mcglen of the inquiry, offer or proposal orally and in writing, and provide Mcglen with a copy of any written proposal.

         REGISTRATION STATEMENT

         Mcglen and Lan Plus will use their best efforts to have the registration statement of which this combined proxy statement/prospectus is a part declared effective. Mcglen will also use its best efforts to receive any blue sky clearances required for the issuance of shares pursuant to the agreement and plan of merger.

         SHAREHOLDER MEETINGS

         Mcglen and Lan Plus will each duly call, give notice of, and hold a meeting of its shareholders to approve their respective merger proposals. Lan Plus and Mcglen will cause their shareholders meetings to occur as soon as practicable after the effective date of the registration statement relating to the Mcglen common stock to be issued in the merger.

         PUBLIC ANNOUNCEMENTS

         So long as the merger agreement is in effect, each of Mcglen or Lan Plus will obtain the approval of the other prior to issuing any press release and will use its best efforts to consult with the other before otherwise making any public statement or responding to any press inquiry with respect to the merger, except as required by applicable laws and regulations.

         EXPENSES

         Whether or not the merger is consummated, each side shall bear its own costs and expenses in connection with the merger agreement and the transactions contemplated thereby, except that if the merger is not consummated the parties will equally share the expenses (excluding legal, accounting and similar advisor fees) incurred in connection with printing and mailing this proxy statement/prospectus and filing fees with governmental agencies.

         EMPLOYMENT AGREEMENTS

         Prior to the closing Mcglen and Lan Plus will execute mutually acceptable employment and confidentiality agreements binding on the combined entity after the merger for senior management including Andy Teng, Richard Shyu, Mike Chen, Alex Chen, and Grant Trexler.

CONDITIONS TO THE MERGER

         Neither party is obligated to complete the merger unless the following conditions are satisfied or waived:

         o the Securities and Exchange Commission declares Mcglen's registration statement effective for registration of the Mcglen common stock to be issued in the merger;

         o the requisite number of Mcglen shareholders approve the issuance of Mcglen common stock to Lan Plus shareholders in the merger;

         o the parties obtain all consents and approvals necessary for the merger, other than those that in the aggregate are not material; and

         o the aggregate amount to be paid in cash pursuant to effective demands for payment of dissenters' rights by shareholders of Lan Plus and with respect to fractional shares of Mcglen common stock is not in excess of $250,000.

Mcglen is not obligated to complete the merger unless the following conditions are satisfied or waived:

         o Lan Plus' auditors have completed their audit of Lan Plus' financial statements and Mcglen is satisfied with the results of the audit; and

         o Lan Plus has adopted amendments to its Employee Stock Ownership Plan ("ESOP") to permit employees of Mcglen and its subsidiaries to participate in the ESOP with respect to vesting periods after the closing.


         Furthermore, neither Mcglen and its merger subsidiary nor Lan Plus is obligated to complete the merger unless the other party's representations and warranties in the merger agreement are true and correct in all material respects on the effective date of the merger and the other party has materially performed all of its material agreements and covenants required to be performed or complied with before the effective time of the merger. A party may waive some unsatisfied conditions if the party is entitled to require the satisfaction of that condition before the completion of the merger.


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INDEMNIFICATION OF DIRECTORS AND OFFICERS


         The merger agreement provides that all rights to indemnification and all limitations on liability that exist for any officer, director or employee of Lan Plus or any of its subsidiaries and that are provided in Lan Plus' charter, bylaws or any agreement will survive the merger and continue in full force and effect for at least three years. To the extent permitted by California law, the Lan Plus charter and bylaws or any indemnity agreement, advancement of expenses pursuant to their terms will be mandatory rather than permissive, and the surviving corporation and Mcglen must advance costs in connection with this indemnification. Mcglen will cause the surviving corporation to honor the terms of all indemnity agreements.

         The merger agreement also provides that, for at least three years after the merger, Mcglen will, and will cause the surviving corporation to, maintain officers' and directors' liability insurance and fiduciary liability insurance covering those officers and directors who are covered as of the date of the merger agreement by Lan Plus' existing liability insurance policies provided insurance of this type remains available on commercially reasonable terms.


TERMINATION OF THE AGREEMENT AND PLAN OF MERGER


         The agreement and plan of merger may be terminated prior to the Effective Time upon specified occurrences, including but not limited to the following:


         1. By mutual written consent of Mcglen and Lan Plus.


         2. By either Mcglen or Lan Plus if the merger has not been consummated on or before October 31, 2001.


         3. By written notice from either Mcglen or Lan Plus to the other party indicating that there has been a material breach of a material obligation of the other party under the agreement and plan of merger, subject to a ten-day cure period.

         4. By written notice from either Mcglen or Lan Plus to the other party if any court or governmental entity of competent jurisdiction prohibits the consummation of the transactions contemplated by the agreement and plan of merger, and any appeal or reconsideration has been rejected or is unavailable.

         5. By written notice from either Mcglen or Lan Plus to the other party if approval of the stockholders of Mcglen or of Lan Plus required for the consummation of the merger has not been obtained by reason of the failure to obtain the required vote.

AMENDMENT

         Lan Plus and Mcglen may amend or supplement the merger agreement in writing at any time, except that following approval by the Lan Plus shareholders and Mcglen shareholders, there may be no amendment to the merger agreement that alters the exchange ratio or materially adversely affects the rights of the Lan Plus shareholders or Mcglen shareholders unless Lan Plus or Mcglen, as applicable, first obtains further approval.

WAIVER

         The merger agreement permits the parties at any time before the effective time of the merger to:

         o extend the time to perform any of the obligations or other acts of the other parties;

         o waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

         o waive compliance with any of the agreements or conditions of the other party contained in the merger agreement.

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

         The failure of any party to the merger agreement to assert any of its rights thereunder or otherwise will not constitute a waiver of those rights.

PAYMENT IN LIEU OF FRACTIONAL SHARES


         No fractional shares of Mcglen will be issued as a result of the merger. In lieu of the issuance of fractional shares, a Lan Plus shareholder who otherwise would be entitled to a fractional share of Mcglen common stock will receive a cash payment equal to the product obtained by multiplying the fractional share interest to which that holder would otherwise be entitled by the closing price for a share of Mcglen common stock on the Over-the Counter Bulletin Board on the three trading days immediately following the closing date of the merger.

INTERESTS OF KEY PERSONS IN THE MERGER

         As of October 4, 2001, Andy Teng, Chairman and Chief Executive Officer of Lan Plus, and Richard Shyu, President and Chief Operating Officer of Lan Plus, beneficially owned 100% of the outstanding Lan Plus common stock. Upon consummation of the merger, it is anticipated that Andy Teng and Mr. Shyu will beneficially own more than 50% of the outstanding shares of Mcglen common stock.

         Upon consummation of the merger, Mr. Teng will become the Chief Executive Officer and Chairman of the board of directors of the combined company. Richard Shyu, currently President and Chief Operating Officer of Lan Plus, will become President of the combined company. Both will be added to the Mcglen board of directors at closing. Moreover, Mcglen and Lan Plus intend to enter into mutually acceptable employment agreements with some members of senior management of both companies, including Andy Teng, Richard Shyu, Mike Chen, Alex Chen and Grant Trexler.


OPERATION AND MANAGEMENT OF LAN PLUS AFTER THE MERGER

         Mike Chen will resign as Chief Executive Officer of Mcglen as of the closing of the merger and his responsibilities will be assumed by Andy Teng, the Chief Executive Officer of Lan Plus. Richard Shyu will become President of Mcglen.

         After the merger, the business and operations of Lan Plus will be managed and operated as a wholly-owned subsidiary of Mcglen. It is anticipated that the Mcglen officers will also become officers of Lan Plus shortly after consummation of the merger. Mcglen expects that the operations of Mcglen and Lan Plus will be consolidated after the merger and that decisions as to the continuing employment of Lan Plus officers and employees will be made on a case-by-case basis after the consummation of the merger based upon Mcglen's evaluation of the combined operations of the two companies. The plans to consolidate Lan Plus operations with Mcglen operations have not yet been finalized, however, it is anticipated that the Lan Plus organization will remain largely intact with the key employees remaining as Lan Plus employees after the merger.

STOCKHOLDER APPROVALS

         MCGLEN STOCKHOLDER APPROVAL. The affirmative vote of the holders of a majority of the issued and outstanding shares of Mcglen common stock is required to approve the proposal to increase the number of authorized shares of Mcglen's common stock to 90,000,000.


         MCGLEN ACQUISITION SHAREHOLDER APPROVAL. The California General Corporation Law requires the affirmative vote of a majority of the issued and outstanding shares of common stock of Mcglen Acquisition Company for approval of the agreement and plan of merger. Mcglen owns all the issued and outstanding shares of common stock of Mcglen Acquisition Company and has voted these shares to approve the agreement and plan of merger.


         LAN PLUS SHAREHOLDER APPROVAL. The California General Corporation Law requires the affirmative vote of a majority of the issued and outstanding shares of Lan Plus common stock and a majority of the issued and outstanding shares of

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

Lan Plus Preferred Stock for approval of the amended and restated agreement and plan of merger. All of the outstanding shares of Lan Plus common stock are owned by Andy Teng, who has agreed to vote his shares in favor of the merger. All of the outstanding shares of Lan Plus preferred stock are owned by the Lan Plus ESOP.

COMPARISON OF RIGHTS OF HOLDERS OF LAN PLUS COMMON STOCK AND MCGLEN COMMON STOCK

         GENERAL


         If the merger is consummated, holders of Lan Plus common stock will become holders of Mcglen common stock, and the rights of these former Lan Plus shareholders will be governed by the laws of the State of Delaware and by the Mcglen certificate of incorporation and bylaws. The rights of Mcglen stockholders under the Delaware General Corporation Law (the "DGCL") and the Mcglen certificate of incorporation and bylaws differ in many respects from the rights of Lan Plus shareholders under the California General Corporation Law (the "CGCL") and the Lan Plus articles of incorporation and the bylaws. Some of these differences are summarized below. This summary is qualified in its entirety by reference to the full text of the aforementioned documents.


         AUTHORIZED CAPITAL STOCK


         Mcglen is currently authorized to issue up to 50,000,000 shares of Mcglen common stock and up to 5,000,000 shares of Mcglen preferred stock, of which 35,850,869 shares of Mcglen common stock and no shares of Mcglen preferred stock were issued and outstanding on October 4, 2001. See "Description of Capital Stock of Mcglen." The holders of Mcglen common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. The holders of shares of Mcglen common stock are entitled to receive any dividends that may be declared from time to time by Mcglen's board of directors and are entitled to share ratably in all assets of Mcglen available for distribution to stockholders upon liquidation. The Mcglen certificate of incorporation authorizes Mcglen's board of directors, without further stockholder approval, to issue Mcglen preferred stock and to fix, with respect to any series of Mcglen preferred stock, the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and other rights, preferences, privileges and restrictions applicable to each series of Mcglen preferred stock issued.

         Lan Plus is authorized to issue up to 10,000,000 shares of Lan Plus common stock, of which 3,150,000 shares were issued and outstanding on October 4, 2001, and up to 10,000,000 shares of Lan Plus preferred stock, of which 1,350,000 shares were issued and outstanding on October 4, 2001. See "Description of Capital Stock of Lan Plus." The holders of Lan Plus common stock are entitled to one vote per share on all matters to be voted on by Lan Plus shareholders generally. The holders of Lan Plus common stock are entitled to receive any dividends that may be declared from time to time by Lan Plus' board of directors and are entitled to share ratably in all assets of Lan Plus available for distribution to shareholders upon liquidation. The Lan Plus preferred stock is convertible into common stock at an exchange rate of 1 share of preferred to 1 share of common, has a liquidation preference of $1.00 per share, and has protective provisions which allow the preferred shareholders to vote on matters that would alter the preferred shareholders rights, privileges, powers or restrictions from those currently granted to the preferred shareholders. Except as provided in the above-mentioned protective provisions or otherwise required by the CGCL, all rights to vote and all voting power is vested exclusively in the holders of Lan Plus common stock.


         ANTI-TAKEOVER PROTECTION

         Under the DGCL, a merger or consolidation generally must be approved by the affirmative vote of the holders of a majority of all of the outstanding shares of each constituent corporation. Shareholders of the surviving corporation need not authorize a merger if: (a) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (b) each share of stock of the surviving corporation outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger, and (c) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into common stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under this plan do not exceed 20% of the

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

shares of common stock of the surviving corporation outstanding immediately prior to the effective date of the merger. The Mcglen bylaws do not contain a provision which alters the DGCL voting requirements with respect to mergers.


         The CGCL requires that the principal terms of a merger be approved by the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon, except that, unless required by its articles of incorporation, no authorizing shareholder vote is required of a corporation surviving a merger if the shareholders of that corporation shall own, immediately after the merger, more than five-sixths of the voting power of the surviving or acquiring corporation or its parent. The Lan Plus articles do not require a greater percentage vote. The CGCL further requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon if (a) the surviving corporation's articles of incorporation will be amended and would otherwise require shareholder approval or (b) shareholders of that corporation will receive shares of the surviving corporation having different rights, preferences, privileges or restrictions (including shares in a foreign corporation) than those surrendered.


         In addition to the DGCL's general requirements, Section 203 of the DGCL prohibits a corporation that does not opt out of its provisions from entering into certain business combination transactions with "interested stockholders" (generally defined to include persons beneficially owning 15% or more of the corporation's outstanding capital stock) for a three year period unless supermajority votes are obtained. Mcglen has not opted out of Section 203 in its Certificate of Incorporation and consequently is subject to the restrictions contained in Section 203. Mcglen has represented to Lan Plus that the provisions of Section 203 are inapplicable to the merger and the transactions contemplated by the agreement and plan of merger.


         The CGCL requires that an "interested party" (defined below) in a corporation with 100 or more shareholders provide that corporation's shareholders with copies of a fairness opinion if the interested party and the corporation enter into various forms of transactions, including a merger transaction. An "interested party" for purposes of the CGCL means a person who is a party to the transaction and (a) directly or indirectly controls the corporation, (b) is or is directly or indirectly controlled by an officer or director of the corporation or (c) is an entity in which a material financial interest is held by any director or executive officer of the corporation. The CGCL also provides that contracts or transactions between a corporation and (a) any of its directors or (b) a company in which a director has a material financial interest are not void or voidable if the material facts as to the transaction and as to the director's interest are fully disclosed and either (x) approved by vote of a majority of the shares represented at a meeting (or consented to by shares sufficient in number to approve the matter at a meeting), excluding shares owned by the director or other interested party, or (y) approved or ratified by vote of the directors sufficient, without counting the vote of the interested director, to adopt the matter and the contract or transaction is just and reasonable as to the corporation at the time of the vote. Alternatively, the person asserting the validity of the contract or transaction may sustain the burden of proving that the contract or transaction was just and reasonable as to the corporation at the time it was authorized, approved or ratified.


         APPRAISAL RIGHTS


         Under the DGCL, stockholders of corporations being acquired pursuant to a merger have the right to serve upon the corporation a written demand for appraisal of their shares when the stockholders receive any form of consideration for their shares other than (a) shares of the surviving corporation, (b) shares of any other corporation listed on a national securities exchange or held of record by more than 2,000 shareholders, or (c) cash in lieu of fractional shares or any combination thereof. Stockholders who perfect their appraisal rights are entitled to receive cash from the corporation equal to the value of their shares as established by judicial appraisal. Corporations may enlarge these statutory rights by including in their certificate of incorporation a provision allowing appraisal rights in any merger in which the corporation is a constituent corporation. The Mcglen certificate of incorporation contains no provision enlarging these appraisal rights.

         Generally, under California law, a shareholder of a corporation has (a) the right to dissent from any reorganization or disposition to which the corporation is a party if California law requires a shareholder vote and (b) appraisal rights upon compliance with the statutory procedures. If appraisal rights are available after compliance with the prescribed statutory procedures, a shareholder is entitled to receive from the corporation cash equal to the "fair market value" of his shares (exclusive of any appreciation or depreciation in connection with the proposed merger) determined as of the day before the announcement of the proposed corporate action. Neither the Lan Plus charter nor


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

its bylaws contain provisions concerning appraisal of dissenter's rights. See "Conditions and Terms of the Agreement and Plan of Merger - Lan Plus Shareholders' Right to Dissent" for a discussion of the rights of Lan Plus shareholders in connection with the merger.

         AMENDMENTS TO CERTIFICATE OR ARTICLES OF INCORPORATION

         The DGCL permits a corporation to amend its certificate of incorporation so long as the amended certificate of incorporation contains only provisions it would be lawful and proper to insert in an original certificate of incorporation filed at the time the amendment is filed. Without limiting the general power of amendment, the DGCL specifically allows a corporation to amend its certificate of incorporation so as to (a) change its corporate name, (b) change the nature of its business or its corporate powers and purposes, (c) increase, decrease or reclassify its authorized capital stock, (d) cancel or otherwise affect the right of the holders of the shares of any class to receive accrued, undeclared dividends, (e) create a new class of stock or (f) change the duration of the corporate charter. All amendments must be approved by the board of directors and the stockholders by the affirmative vote of a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class.


         Under the CGCL, a corporation's articles of incorporation may be amended by the board of directors and the shareholders if (a) the board of directors approves the proposed amendment and (b) the holders of at least a majority of the outstanding shares entitled to vote approve the amendment by affirmative vote, unless the corporation's articles of incorporation require the vote of a greater number of shares. In addition, each class of stock affected by a proposed amendment of the articles, even if that class of stock would not otherwise have such rights, must approve by at least a majority vote amendments which make specified changes to the rights of that class of capital stock. The Lan Plus articles of incorporation do not require a number of shares different from California law to approve an amendment to the Lan Plus articles of incorporation.


         AMENDMENTS TO BYLAWS

         Under the DGCL, the power to adopt, amend or repeal bylaws rests with those stockholders entitled to vote, provided that any corporation's certificate of incorporation may additionally confer this power upon the directors. Conferring the power to adopt, amend or repeal bylaws upon the directors may not divest, nor limit, the stockholders' power to adopt, amend or repeal bylaws. The Mcglen certificate of incorporation expressly authorizes Mcglen's board of directors to adopt, alter, amend or repeal the Mcglen bylaws, except as the Mcglen certificate otherwise specifies. The Mcglen bylaws may be amended or repealed either at any meeting of stockholders where a quorum is present or at any meeting of Mcglen's board of directors; however, notice of the meeting of stockholders or directors or waiver of notice thereof must disclose the substance of the proposed amendment or repeal.


         Under the CGCL, a corporation's bylaws may be adopted, amended or repealed either by the vote of a majority of the outstanding shares entitled to vote or by the approval of the board of directors except (a) if the number of directors is set forth in the articles of incorporation, in which case this number may be changed only by an amendment to the articles of incorporation, in which case this number may be changed only by an amendment to the articles of incorporation, and (b) after the issuance of shares, a bylaw specifying or changing a fixed number of directors or the maximum or minimum number of changing from a fixed to a variable board or vice versa may be adopted by approval only of the outstanding shares, provided that an amendment reducing the number of directors to less than five cannot be adopted if the votes cast against adoption (or not consenting) equal or exceed 16 2/3% of the outstanding shares entitled to vote. The Lan Plus bylaws provide that the bylaws may be amended either by approval of the outstanding shares or, other than changes increasing or decreasing the size of the board of directors or altering the method of election and term of directors, by the approval of the board of directors.

         PREEMPTIVE RIGHTS

         The DGCL does not automatically confer preemptive rights on stockholders, therefore, stockholders have no preemptive rights unless and except to the extent the corporation's certificate of incorporation expressly grants these rights. All rights in existence on July 1, 1967 remain in existence and unaffected by this provision. The Mcglen certificate of incorporation does not contain a provision expressly granting preemptive rights, consequently holders of shares of Mcglen capital stock do not have preemptive rights.

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


         Under the CGCL, a shareholder does not have preemptive rights unless the articles of incorporation specifically grants these rights. The articles of incorporation of Lan Plus do not provide for preemptive rights.


         STOCKHOLDER ACTION WITHOUT MEETING


         Unless a corporation's certificate of incorporation otherwise provides, the DGCL permits any action required to be taken at an annual or special meeting of stockholders to be taken without a meeting, without prior notice and without a vote, if a written consent or consents setting forth the action taken is signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take the action at a meeting where all shares entitled to vote thereon were present and voted, and shall be delivered to the corporation in accordance with the DGCL.

         Under the CGCL, unless otherwise provided in the articles of incorporation, any action which may be taken at a meeting of shareholders may also be taken without a meeting and without prior notice by the execution of a written consent of the holders of at least the same number of outstanding shares as would be necessary to take the action at a meeting on which all shares entitled to vote were present and voted, except that the election of directors by written consent requires the unanimous consent of all shares entitled to vote in the election.


         STOCKHOLDER ACTION - QUORUM REQUIREMENT


         The DGCL allows a corporation's certificate of incorporation or bylaws to specify the number of shares and/or the amount of other securities having voting power whose holders shall be present or represented by proxy at any meeting in order to constitute a quorum for, and the votes that shall be necessary for, the transaction of any business, but requires the quorum to consist of at least one-third of the shares entitled to a vote at the meeting. Absent specifications in the certificate of incorporation or bylaws of the corporation a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a stockholders' meeting and in all matters other than the election of directors, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote will be the action of the stockholders. Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election. Where a separate vote by class or classes is required, a majority of the outstanding shares of that class or those classes, present in person or represented by proxy, constitutes a quorum entitled to take action with respect to the vote on that matter, and the affirmative vote of the majority of shares of class or classes present in person or represented by proxy at the meeting and entitled to vote is the act of the class. The Mcglen certificate of incorporation contains no provision modifying the DGCL quorum and voting requirements for stockholder action.


         According to the CGCL, shares entitled to vote as a separate group may take action on a matter at a meeting only if a quorum of those shares exist with respect to that matter. Unless a corporation's articles of incorporation or the CGCL provides otherwise, a majority of the votes entitled to be cast on the matter by the voting group constitutes a quorum of that voting group for action on that matter. The CGCL further provides that if a quorum exists, action on a matter (other than the election of directors) by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action unless the CGCL, the articles of incorporation, or a provision of the bylaws adopted by the shareholders in accordance with the CGCL or any successor statute, requires a greater number of affirmative votes. According to the CGCL, unless otherwise provided in the articles of incorporation, directors are elected by a plurality of votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. The articles of incorporation or bylaws adopted according to the CGCL may provide for a greater or lesser quorum (but not less than one-third of the votes entitled to be cast) or a greater voting requirement for shareholders (or voting groups of shareholders) than is provided for in the CGCL; however, an amendment to the articles of incorporation or bylaws that changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements prescribed in the provision being amended. Neither the Lan Plus articles of incorporation nor the Lan Plus Bylaws modify the CGCL's quorum or voting requirements for shareholder action.

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

         ANNUAL MEETINGS OF STOCKHOLDERS

         The DGCL requires a corporation to hold an annual meeting of stockholders to elect directors and transact any other proper business as the bylaws designate. The Mcglen bylaws state that the annual meeting of stockholders will be held on the date and at the time Mcglen's board of directors designates.

         The CGCL provides that the corporation shall hold a meeting of shareholders at a time stated in or fixed in accordance with the bylaws. The Lan Plus bylaws state that the annual meeting of shareholders will be held each fiscal year on the date and at the time designated, from time to time, by Lan Plus' board of directors.

         SPECIAL MEETINGS OF STOCKHOLDERS


         Under the DGCL, special meetings of stockholders may be called by the board of directors or those persons authorized by the corporation's certificate of incorporation or the bylaws. The Mcglen bylaws authorize Mcglen's board of directors or the Chairman of Mcglen's board of directors or the President to call a special meeting of stockholders at any time by stating the specific purpose or purposes of the special meeting. Written notice of the time, place and specific purposes of the special meeting must be given by mail to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days prior to the scheduled date of the special meeting, unless the notice is waived as the Mcglen Bylaws stipulate.


         The CGCL provides that a special meeting of shareholders may be called by the board of directors, the chairman of the board, the president or the holders of shares entitled to cast not less than ten percent of the votes at the meeting or such additional persons as may be provided in the articles of incorporation of bylaws (there being none specified in the Lan Plus articles of incorporation or bylaws). Under the CGCL and the Lan Plus articles of incorporation, a quorum for a special meeting of shareholders is a majority of the shares entitled to vote.

         CUMULATIVE VOTING

         The DGCL does not grant shareholders the right to cumulate their votes for directors unless the certificate of incorporation so provides. The Mcglen certificate of incorporation does not provide for cumulative voting. The CGCL provides that shareholders do have the right to cumulate their votes for directors unless the corporation is a publicly-traded company that is a "listed company" under the CGCL and the articles of incorporation contain a provision eliminating cumulative voting. The shareholders of Lan Plus have the right to cumulate their votes in the election of directors.

         NUMBER AND ELECTION OF DIRECTORS

         Under the DGCL, the number of directors shall be fixed or determined in the manner the bylaws provide, unless the corporation's certificate of incorporation fixes the number of directors, in which case the number of directors may only be changed by amending the certificate of incorporation. The DGCL permits the certificate of incorporation or bylaws to divide the directors into one, two or three classes, with the term of office of one class of directors to expire each year and the terms of office of no two classes to expire during the same year.

         The Mcglen certificate of incorporation does not contain a provision regarding the number of directors. The Mcglen bylaws set the number of directors at no fewer than five and no more than eleven, with Mcglen's board of directors to fix the exact number. Moreover, any holders of Mcglen preferred stock issued in the future will have those rights regarding the election of directors as are fixed by Mcglen's board of directors at that time. Currently, the Mcglen Board consists of eight members. Pursuant to the agreement and plan of merger, the Lan Plus shareholders will be able, after the merger, to designate up to three persons to become additional directors of Mcglen. See "The Lan Plus Merger - Management and Operations After the Lan Plus Merger."

         California law provides that a corporation's board of directors must consist of three or more members, with the number specified in or fixed in accordance with the articles of incorporation or the bylaws. In addition, California law provides that the number of directors may be increased or decreased from time to time by amendment to, or in the manner provided in, the

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

articles of incorporation or the bylaws. The Lan Plus bylaws state that the number of directors shall be between five and nine members. There are currently five directors serving on the Lan Plus board.

         REMOVAL OF DIRECTORS

         The DGCL permits any director or the entire board of directors to be removed, with or without cause, by the holders of a majority of the stock entitled to vote for directors, except (a) if the corporation's board of directors is classified, stockholders of the corporation may only effect removal for cause unless the certificate of incorporation otherwise provides; or (b) if the corporation's board of directors is voted for cumulatively, if less than the entire board is to be removed, no director my be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which he is a part. The Mcglen certificate of incorporation contains no provision altering the provisions of the DGCL with respect to removal of directors.

         Under California law, the holders of at least 10% of the outstanding shares of any class of stock may initiate a court action to remove any director for cause. In addition, any or all of the directors of a California corporation may be removed without cause by the affirmative vote of a majority of the outstanding shares entitled to vote. However, no director may be removed, unless the entire board is removed, when the votes cast against removal would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast and the entire number of the directors authorized at the time of the director's most recent election were then being elected. Neither the Lan Plus articles of incorporation nor the Lan Plus bylaws alter the provisions in the CGCL with respect to removal of directors.

         INDEMNIFICATION OF DIRECTORS AND OFFICERS


         The DGCL provides that a corporation may indemnify its present and former directors, officers, employees and agents (each, an "Indemnitee") against all reasonable expenses (including attorneys' fees) and, except in actions initiated by or in the right of the corporation, against all judgments, fines and amounts paid in settlement in actions brought against them, if that individual acted in good faith, and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the stockholders and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The corporation shall indemnify an Indemnitee to the extent that he or she is successful on the merits or otherwise in the defense of any claim, issue or matter associated with an action. The Mcglen Certificate provides for indemnification of directors or officers to the fullest extent authorized by the DGCL.

         Under the CGCL, (i) a corporation has the power to indemnify present and former directors, officers, employees and agents against expenses, judgments, fines and settlements (other than in connection with actions by or in the right of the corporation) if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful, and (ii) a corporation has the power to indemnify, with some exceptions, any person who is a party to any action by or in the right of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person believed to be in the best interests of the corporation and its shareholders.

         The indemnification authorized by the CGCL is not exclusive, and a corporation may grant its directors, officers, employees or other agents some additional rights to indemnification. The Lan Plus Articles and the Lan Plus bylaws provide for the indemnification of its agents (as defined under the CGCL) to the fullest extent permissible under the CGCL, which may be in excess of the indemnification expressly permitted by Section 317 of the CGCL, subject to the limits set forth in Section 204 of the CGCL with respect to actions for breach of duty to the corporation and its shareholders.


         The DGCL and the CGCL allow for the advance payment of an Indemnitee's expenses prior to the final disposition of an action, provided that the Indemnitee undertakes to repay any amount advanced if it is later than determined that the Indemnitee is not entitled to indemnification with regard to the action for which the expenses were advanced.

         LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

         The DGCL allows a corporation's certificate of incorporation to eliminate or limit a director's personal liability to the corporation or its stockholders for monetary damages for the director's breach of his fiduciary duty as a director. However, the corporation may not eliminate or limit a director's liability (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for an unlawful payment of dividends or an unlawful stock purchase redemption or (d) for any transaction from which the director derived any improper person benefit. No provision may retroactively eliminate or limit a director's liability.

         The Mcglen certificate of incorporation limits a director's personal liability to Mcglen or its stockholders for monetary damages for breach of fiduciary duty to the full extent permitted by the DGCL.


         Under California law, a corporation's articles of incorporation may eliminate all monetary liability of each director to the corporation or its shareholders for conduct in the performance of the director's duties other than conduct specifically excluded from protection. However, the corporation may not limit the liability of a director for some acts, including: (a) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law; (b) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director; (c) any transaction from which a director derived an improper personal benefit; (d) acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties to the corporation or its shareholders; and (e) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders. The Lan Plus charter eliminates the monetary liability of Lan Plus' directors to the fullest extent permitted by law.

         The Lan Plus Articles of Incorporation do not contain this limitation.


GOVERNMENTAL AND REGULATORY APPROVALS

         Mcglen and Lan Plus are aware of no governmental or regulatory approvals required for consummation of the merger, other than compliance with federal and applicable state securities and corporate laws and the rules of the National Association of Securities Dealers.


UNITED STATES FEDERAL INCOME TAX CONSEQUENCES


         The following is a general discussion of the material United States federal income tax consequences of the merger. This discussion addresses only shareholders who hold their shares as capital assets within the meaning of
Section 1221 of the Internal Revenue Code of 1986, as amended. The discussion does not address all aspects of federal income taxation that may be important to particular shareholders because of their individual circumstances, or to shareholders who are subject to special rules, such as

         o    financial institutions,

         o    tax-exempt organizations,

         o    insurance companies,

         o    dealers in securities or foreign currencies,

         o traders in securities who elect to apply a market-to-market method of accounting,

         o    foreign holders,

         o persons who hold shares as a hedge against currency risk or as part of a straddle, constructive sale or conversion transaction, or

         o holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation.

         The following discussion is based upon current provisions of the Internal Revenue Code, existing regulations promulgated under the Internal Revenue Code and current rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed. Holders of Lan Plus common stock are advised to consult their own tax advisors regarding the federal income tax consequences of the merger in light of their personal circumstances and the consequences under applicable state, local and foreign tax laws.

         Mcglen and Lan Plus anticipate that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that Mcglen and Lan Plus will each be a party to that reorganization within the meaning of Section 368(b) of the Code. However, neither Mcglen nor Lan Plus intends to apply for a ruling from the IRS with respect to the United States federal income tax consequences of the merger.

         U.S. FEDERAL INCOME TAX IMPLICATIONS TO LAN PLUS SHAREHOLDERS

         Assuming the merger is treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, no gain or loss will be recognized for federal income tax purposes by holders of Lan Plus common stock who exchange their Lan Plus common stock for Mcglen common stock pursuant to the merger, except with respect to cash received in lieu of fractional shares. The aggregate tax basis of the Mcglen common stock to be received by a Lan Plus shareholder in the merger will be the same as that shareholder's aggregate tax basis in the Lan Plus common stock surrendered in the exchange (reduced by any amount allocable to a fractional share of Mcglen common stock as discussed below).

         The holding period of the Mcglen common stock to be received by a Lan Plus shareholder as a result of the merger will include the period during which that shareholder held the Lan Plus common stock exchanged. Cash received by a holder of Lan Plus common stock instead of a fractional share of Mcglen common stock should be treated as received in exchange for the fractional share interest, and gain or loss will be recognized for federal income tax purposes, measured by the difference between the amount of cash received and the portion of the basis of the Lan Plus common stock allocable to the fractional share interest. Any gain or loss will be capital gain or loss provided that the shares of Mcglen common stock were held as capital assets and will be long term capital gain or loss if the Mcglen common stock had been held for more than one year at the time of the merger. The amount of any gain or loss will be the difference between the amount of cash received for the fractional share and the amount of the tax basis.


         U.S. FEDERAL INCOME TAX IMPLICATIONS OF THE MERGER TO LAN PLUS, MCGLEN AND MCGLEN ACQUISITION COMPANY

         Assuming the merger is treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, no gain or loss will be recognized for United States federal income tax purposes by Lan Plus, Mcglen or Mcglen Acquisition Company as a result of the merger.

         U. S. FEDERAL INCOME TAX IMPLICATIONS OF THE MERGER TO DISSENTING SHAREHOLDERS


         Holders of Lan Plus common stock who exercise and perfect their dissenters' rights with respect to their shares will generally be treated as if their shares were exchanged for the amount of cash received. Accordingly, dissenting shareholders will recognize gain or loss as a result of the merger. The nature and amount of any gain or loss will depend on a number of factors, and shareholders considering these actions are strongly urged to consult their tax advisors as to the particular tax consequences to them of exercising their dissenters' rights.

         BACKUP WITHHOLDING

         Under the Internal Revenue Code, a holder of Lan Plus common stock may be subject, under certain circumstances, to backup withholding with respect to the amount of cash, if any, received unless the holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

         THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND DOES NOT ADDRESS TAX CONSEQUENCES WHICH MAY VARY WITH, OR ARE CONTINGENT UPON, INDIVIDUAL CIRCUMSTANCES. MOREOVER, THIS DISCUSSION DOES NOT ADDRESS ANY TAX CONSEQUENCES OF THE DISPOSITION OF LAN PLUS COMMON STOCK BEFORE THE MERGER OR THE DISPOSITION OF MCGLEN COMMON STOCK AFTER THE MERGER. THIS DISCUSSION IS DIRECTED TO INVESTORS WHO ARE UNITED STATES CITIZENS OR RESIDENTS OR DOMESTIC CORPORATIONS. NO ATTEMPT HAS BEEN MADE TO DETERMINE ANY TAX THAT MAY BE IMPOSED ON A SHAREHOLDER BY THE COUNTRY, STATE OR JURISDICTION IN WHICH THE HOLDER RESIDES OR IS A CITIZEN OTHER THAN THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES DISCUSSED HEREIN. HOLDERS OF LAN PLUS COMMON STOCK ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PERSONAL CIRCUMSTANCES AND THE CONSEQUENCES UNDER APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.

ACCOUNTING TREATMENT

         The parties intend to account for the merger as a purchase for financial reporting and accounting purposes, under generally accepted accounting principles. Because the shareholders of Lan Plus will own more than 50% of the equity interests of the combined entity the merger will be treated for accounting purposes as a reverse merger. As a result the historical financial statements of Lan Plus will become the financial statements of the combined entity after the merger. After the completion of the merger, the results of operations of Mcglen will be included in the consolidated financial statements of Lan Plus. The purchase price will be allocated to Mcglen's assets and liabilities based on the fair market values of the assets acquired and the liabilities assumed. Any excess of cost over the fair value of the net tangible assets of Mcglen acquired will be recorded as goodwill and other intangible assets.

RESALE RESTRICTIONS


         The shares of Mcglen common stock received by Lan Plus shareholders in the merger will be freely transferable, except that the shares received by persons who are deemed to be "affiliates" (as that term is defined under the Securities Act of 1933) of Lan Plus prior to the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of persons who become affiliates of Mcglen or as otherwise permitted under the Securities Act). Persons who may be deemed to be affiliates of Lan Plus or Mcglen generally include individuals or entities that control, are controlled by, or are under common control with, Lan Plus or Mcglen, as applicable, and may include some officers and directors as well as principal stockholders of Lan Plus or Mcglen.


LAN PLUS SHAREHOLDERS' RIGHT TO DISSENT

         If you hold Lan Plus common stock and you do not wish to accept the merger consideration, as described in this proxy statement/prospectus, then Chapter 13 (Sections 1300 through 1312) of the California General Corporation Law provides that you may elect instead to receive cash in the amount of the "fair market value" of your shares (exclusive of any appreciation or depreciation in connection with the proposed merger, but adjusted for the reverse stock split, if applicable) determined as of the day before the first announcement of the terms of the proposed merger if dissenters' rights are available.

         Chapter 13 is set forth in its entirety in Appendix C to this proxy statement/prospectus. If you wish to exercise your dissenters' rights or to preserve the right to do so, you should carefully review Appendix C. If dissenters' rights are available and you fail to comply with the procedures specified in Chapter 13 in a timely manner, you may lose your dissenters' rights. Because of the complexity of these procedures, you should seek the advice of counsel if you are considering exercising your dissenters' rights.

         If you wish to exercise your dissenters' rights under Chapter 13, you must satisfy each of the conditions described below:

         DEMAND FOR PURCHASE. You must deliver to Lan Plus a written demand for purchase of your shares of Lan Plus common stock, and it must be received not later than the date of Lan Plus' special shareholders meeting. This written demand is in addition to and separate from any proxy or vote against the principal terms of the merger agreement. Merely voting against the approval of the principal terms of the merger agreement will not constitute a demand for appraisal within the meaning of Chapter 13.


         You must make the demand for purchase in writing and mail or Deliver the demand to: Lan Plus Corporation, 16700 Gale Avenue, City of Industry, California 91745, Attention: Corporate Secretary. The demand must state the number of shares you hold of record that you demand to be purchased and the amount claimed to be the "fair market value" of those shares on October 11, 2000, the day before the announcement of the merger (exclusive of any appreciation or depreciation in connection with the proposed merger). The statement of the fair market value will constitute an offer by you to sell the dissenting shares at that price.


         Voting Your Dissenting Shares Against the Merger. YOU MUST VOTE YOUR DISSENTING SHARES AGAINST THE MERGER.

         SUBMISSION OF STOCK CERTIFICATES. If it is determined that dissenters' rights are available, you must deliver your shares to Lan Plus within 30 days after the date on which notice of shareholder approval of the merger is mailed to you by Lan Plus. The certificates representing shares will be stamped or endorsed with a statement that they are dissenting shares. The notice will be mailed by Lan Plus within 10 days after the approval of the merger and will contain a statement of the price which Lan Plus has determined to be the fair market value of Lan Plus common stock on October 11, 2000, the day before the first announcement of the merger. The statement of price will constitute an offer to purchase any dissenting shares at that price.


         DISAGREEMENT REGARDING DISSENTING SHARES OF FAIR MARKET VALUE. If Lan Plus denies that the shares are dissenting shares or if you disagree with Lan Plus as to the calculation of "fair market value", you must file a petition in the Superior Court of the appropriate county demanding a determination of the fair market value of your shares of Lan Plus common stock. This petition must be filed by either you or Lan Plus within six months of the notice of approval of the merger described above. If a suit is filed to determine the fair market value of the shares of Lan Plus common stock, the costs of the action will be assessed or apportioned as the court concludes is equitable, provided that Lan Plus must pay all these costs if the value awarded by the court is more than 125% of the price offered by Lan Plus. You will continue to have all the rights and privileges incident to your dissenting shares until the fair market value of the shares is agreed upon or determined or you lose your dissenters' rights.


         If dissenters' rights are available and you properly demand appraisal of your shares of Lan Plus common stock under Chapter 13 but you fail to perfect or withdraw your right to appraisal, your shares of Lan Plus common stock will be converted as described in "Conditions and Terms of the Agreement and Plan of Merger."

         You will lose your right to require Lan Plus to purchase your shares of Lan Plus common stock if

         o    the merger is terminated,

         o you transfer the dissenting shares prior to submitting them for endorsement as dissenting shares,

         o you and Lan Plus do not agree upon the status of the shares as dissenting shares or upon the purchase price, and neither you nor Lan Plus files a complaint or intervenes in a pending action within six months after the date on which notice of approval of merger was mailed to shareholders or

         o with the consent of Lan Plus, you withdraw your demand for purchase.


         Dissenters' rights cannot be validly exercised by persons other than shareholders of record regardless of the beneficial ownership of the shares. If you are a beneficial owner of shares that are held of record by another person, as for instance a broker, a bank or a nominee, and you want to dissent from approval of the merger, you should instruct the record holder to follow the procedures in Appendix C for perfecting your dissenter's rights.


         If you are considering exercising your dissenters' rights, you should be aware that the fair market value of your shares of Lan Plus common stock as determined under Chapter 13 could be greater than, the same as, or less than the merger consideration.

         The foregoing is a summary of the provisions of Chapter 13 of the General Corporation Law of the State of California and is qualified in its entirety by reference to the full text of Chapter 13, which is included as Appendix C.

                          MARKET FOR OUR COMMON EQUITY

MARKET FOR MCGLEN COMMON STOCK AND RELATED SHAREHOLDER MATTERS

         Mcglen's common stock is traded on the Over-the-Counter Bulletin Board under the symbol "MIGS." In December 1999, Mcglen changed its ticker symbol from ADRN to MIGS in connection with the consummation of the reverse merger between Adrenalin Interactive, Inc. and Mcglen Micro, Inc. The following table sets forth the range of the high and low closing sales prices for Mcglen's common stock, for the periods indicated, as reported by the Nasdaq SmallCap Market (for periods on and prior to April 12, 2001) and the Over-the-Counter Bulletin Board (for periods after April 12, 2001). Quotations reflect inter-dealer prices without retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions:

                                                Price Range of Common Stock
                                                ---------------------------
                                                  High               Low
                                                  ----               ---
      Year Ended December 31, 1999
      FIRST QUARTER                              $3.70              $0.75
      SECOND QUARTER                              8.50               3.38
      THIRD QUARTER                               4.63               2.25
      FOURTH QUARTER                             15.00               2.50

      Year Ending December 31, 2000
      FIRST QUARTER                              $5.31              $3.31
      SECOND QUARTER                              3.63               1.03
      THIRD QUARTER                               1.81               0.50
      FOURTH QUARTER                              1.09               0.13


      Year Ending December 31, 2001
      FIRST QUARTER                              $0.88              $0.16
      SECOND QUARTER                             $0.33              $0.10
      THIRD QUARTER                              $0.27              $0.09
      FOURTH QUARTER (through October 11,        $0.21              $0.15
      2001)

         On October 11, 2001, the closing price of Mcglen's common stock as reported on the Over-the-Counter Bulletin Board was $0.18 per share. On October 11, 2001, there were 484 holders of record of Mcglen's common stock.


         Mcglen has never paid cash dividends on its common stock, and does not anticipate paying cash dividends on its common stock. Mcglen intends to retain its earnings, if any, to finance the growth and development of its business.

MARKET FOR LAN PLUS COMMON STOCK AND RELATED SHAREHOLDER MATTERS

         Lan Plus common stock is owned by one shareholder of record and there is not and has been no public market for Lan Plus common stock. No cash dividends have been declared or paid by Lan Plus since its inception.

                         PRO FORMA FINANCIAL INFORMATION

      SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION


         The following unaudited pro forma financial information is provided in this proxy statement/prospectus to show you how Mcglen might have looked if the merger had been completed on June 30, 2001 for the unaudited pro forma combined condensed balance sheet as of June 30, 2001 and on January 1, 2000 for the unaudited pro forma combined condensed statements of operations for the year ended December 31, 2000 and on January 1, 2001 for the interim six month period ended June 30, 2001. The pro forma financial information for the six month period ended June 30, 2001 is derived from the unaudited financial statements of Mcglen and Lan Plus, combined and adjusted to give effect to the merger. The pro forma financial information for the year ended December 31, 2000 is derived from the audited financial statements of Mcglen and Lan Plus, combined and adjusted to give effect to the merger.


         The financial statements of Mcglen and Lan Plus for the years ended December 31, 2000 have been derived from their audited financial statements included herein. The report on the financial statements of Mcglen for the year ended December 31, 2000, which is included herein, includes an explanatory paragraph which describes an uncertainty about Mcglen's ability to continue as a going concern. The information should be read in conjunction with the consolidated financial statements, related notes, and other financial information included elsewhere in this proxy statement/prospectus.

         The pro forma financial information was prepared using the purchase method of accounting, under generally accepted accounting principles. Because the shareholders of Lan Plus will own more than 50% of the equity interests of the combined entity the merger will be treated for accounting purposes as a reverse merger. As a result, the historical financial statements of Lan Plus will become the financial statements of the combined entity after the merger. After the completion of the merger, the results of operations of Mcglen will be included in the consolidated financial statements of Lan Plus. The purchase price will be allocated to Mcglen's assets and liabilities based on the fair market values of the assets acquired and the liabilities assumed. Any excess of cost over the fair value of the net tangible assets of Mcglen acquired will be recorded as goodwill and other intangible assets.

         If the merger had actually been completed on those dates, the acquired company might have performed differently. You should not rely on the pro forma financial information as an indication of the results that would have been achieved if the merger had taken place earlier or the future results that will be experienced after completion of the merger.

                                    UNAUDITED PRO FORMA COMBINED CONDENSED
                                                BALANCE SHEETS
                                                (IN THOUSANDS)


                                                                                   JUNE 30, 2001

                                                                                            PRO FORMA         PRO FORMA
                                                              LAN PLUS        MCGLEN        ADJUSTMENTS        COMBINED
                                                              --------        ------        -----------       ---------
ASSETS
Current Assets:
Cash and cash equivalents                                    $     334     $     106                          $     440
Certificate of deposits                                          1,406             -                              1,406
Marketable securities                                            5,444             -  (a)          (95)           5,349
Accounts receivable                                              2,501           378  (d)         (524)           2,355
Inventories                                                      1,663           204                              1,867
Due from Mcglen                                                    696             -  (b)         (696)               -
Prepaid expenses and other current assets                        1,111           226                              1,337
Deferred taxes                                                     138             -                                138
                                                             ----------    ----------        ----------       ----------
     Total current assets                                       13,293           914            (1,315)          12,892
                                                             ----------    ----------        ----------       ----------
Equipment, net                                                     557           146                                703
Goodwill                                                             -           221  (c)       10,129           10,350
Other assets                                                        38            19                                 57
                                                             ----------    ----------        ----------       ----------
                                                             $  13,888     $   1,300         $   8,814        $  24,002
                                                             ==========    ==========        ==========       ==========
LIABILITIES AND STOCKHOLDERS (DEFICIT) EQUITY
Current Liabilities:
Accounts payable                                             $   2,985     $     942  (d)   $     (424)       $   3,503
Short position on trading securities                               704             -                                704
Accrued expenses                                                   285           307                                592
Due to Lan Plus                                                      -           696  (b)         (696)               -
Dividend Payable                                                    96             -                                 96
Line of Credit                                                      --            90                 -               90
Accrued royalties                                                3,549             -                              3,549
Capital lease obligations - current portion                          -            91                                 91
ESOP interest payable                                            1,067             -                              1,067
Convertible notes payable                                            -         1,092                              1,092
Net current liabilities of discontinued operations                   -           120                                120
                                                             ----------    ----------        ----------       ----------
     Total current liabilities                                   8,686         3,338            (1,120)          10,904
                                                             ----------    ----------        ----------       ----------
Notes payable and capital lease obligations                      1,300            94                              1,394
Shares subject to rescission rights                                  -           700                                700
Guarantee of ESOP debt                                           8,580             -                              8,580
                                                             ----------    ----------        ----------       ----------
     Total liabilities                                          18,566         4,132            (1,120)          21,578
                                                             ----------    ----------        ----------       ----------

Commitments and contingencies
Stockholders equity (deficit)
Preferred stock                                                    285                                              285
Common stock                                                       545         1,075  (f)          734            2,354
Additional paid in capital                                           -         5,954  (g)         (566)           5,388
Treasury Stock                                                                        (a)          (95)             (95)
Unrealized loss on marketable equity securities                   (592)            -                 -             (592)
Retained earnings (deficit)                                      3,048        (9,861) (h)        9,861            3,048
                                                             ----------    ----------        ----------       ----------
                                                                 3,286        (2,832)            9,934           10,388
Less: Unearned ESOP shares                                      (7,964)            -                 -           (7,964)
                                                             ----------    ----------        ----------       ----------
Total Stockholders (deficit) equity                             (4,678)       (2,832)            9,934            2,424
                                                             ----------    ----------        ----------       ----------
                                                             $  13,888     $   1,300         $   8,814        $  24,002
                                                             ==========    ==========        ==========       ==========


                           See condensed notes to the consolidated financial statements

                                                      44


                                         UNAUDITED PRO FORMA COMBINED CONDENSED
                                                STATEMENTS OF OPERATIONS

                                          (in thousands except per share data)


                                                                           FOR THE SIX MONTHS ENDED JUNE 30, 2001

                                                                                                  PRO FORMA          PRO FORMA
                                                                     LAN PLUS       MCGLEN       ADJUSTMENTS          COMBINED
                                                                     --------       ------       -----------          --------
NET SALES                                                           $  22,218     $  10,593          ($2,100)        $  30,711

COST OF SALES                                                          19,589         9,357          ($2,100)           26,846
                                                                    ----------    ----------       ----------        ----------
GROSS PROFIT                                                            2,629         1,236                              3,865

OPERATING EXPENSES                                                      2,790         2,371                              5,161
                                                                    ----------    ----------       ----------        ----------
LOSS FROM OPERATIONS                                                     (161)       (1,135)                            (1,296)

OTHER (INCOME) EXPENSES                                                  (881)          190                               (691)
                                                                    ----------    ----------       ----------        ----------
INCOME (LOSS) BEFORE INCOME TAXES AND EXTRAORDINARY ITEM                  720        (1,325)                              (605)
PROVISION FOR INCOME TAXES                                                217             -  (e)        (217)                -
                                                                    ----------    ----------       ----------        ----------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM                                   503        (1,325)             217              (605)

EXTRAORDINARY GAIN, GAIN FROM RETIREMENT OF DEBT                                        639                                639
                                                                    ----------    ----------       ----------        ----------
NET INCOME (LOSS)                                                   $     503         ($686)           ($217)        $      34
                                                                    ==========    ==========       ==========        ==========
BASIC INCOME (LOSS) PER SHARE BEFORE EXTRAORDINARY ITEM
                                                                    $    0.23        ($0.04)                            ($0.01)
                                                                    ==========    ==========       ==========        ==========
DILUTED INCOME (LOSS) PER SHARE BEFORE EXTRAORDINARY ITEM
                                                                    $    0.16        ($0.04)                            ($0.01)
                                                                    ==========    ==========       ==========        ==========
BASIC INCOME (LOSS) PER SHARE                                       $    0.16        ($0.02)                                 -
                                                                    ==========    ==========       ==========        ==========
DILUTED INCOME (LOSS) PER SHARE                                     $    0.15        ($0.02)                                 -
                                                                    ==========    ==========       ==========        ==========
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
         BASIC                                                          3,150        34,862  (i)                        79,701
                                                                    ==========    ==========       ==========        ==========
         DILUTED                                                        3,425        34,862                             79,701
                                                                    ==========    ==========       ==========        ==========


                           See condensed notes to the consolidated financial statements

                                                      45


                                           UNAUDITED PRO FORMA COMBINED CONDENSED
                                                  STATEMENTS OF OPERATIONS

                                            (in thousands except per share data)

                                                                             FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                                                  PRO FORMA       PRO FORMA
                                                                    LAN PLUS     MCGLEN           ADJUSTMENTS      COMBINED
                                                                    --------     ------           -----------      --------
NET SALES                                                           $ 69,101    $ 30,145                           $ 99,246
COST OF SALES                                                         59,926      27,136                             87,062
                                                                    ---------   ---------                          ---------
GROSS PROFIT                                                           9,175       3,009                             12,184
OPERATING EXPENSES                                                     8,100       8,461                             16,561
                                                                    ---------   ---------                          ---------
PROFIT (LOSS) FROM OPERATIONS                                          1,075      (5,452)                            (4,377)
OTHER EXPENSES                                                           202         517                                719
                                                                    ---------   ---------                          ---------
INCOME (LOSS) BEFORE INCOME TAXES AND EXTRAORDINARY ITEM                                                             (5,096)
                                                                         873      (5,969)
PROVISION FOR INCOME TAXES                                               358           1   (e)           (358)            1
                                                                    ---------   ---------            ---------     ---------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM                                  515      (5,970)                (358)       (5,097)
EXTRAORDINARY GAIN, GAIN FROM RETIREMENT OF DEBT                                     239                                239
                                                                    ---------   ---------                          ---------
NET INCOME (LOSS)                                                   $    515     ($5,731)               ($358)      ($4,858)
                                                                    =========   =========            =========     =========
BASIC INCOME (LOSS) PER SHARE BEFORE EXTRAORDINARY ITEM
                                                                    $   0.16      ($0.19)                            ($0.08)
                                                                    =========   =========                          =========
DILUTED INCOME (LOSS) PER SHARE BEFORE EXTRAORDINARY ITEM
                                                                    $   0.15      ($0.19)                            ($0.08)
                                                                    =========   =========                          =========
BASIC INCOME (LOSS) PER SHARE                                       $   0.16      ($0.18)                            ($0.07)
                                                                    =========   =========                          =========
DILUTED INCOME (LOSS) PER SHARE                                     $   0.15      ($0.18)                            ($0.07)
                                                                    =========   =========                          =========
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
         BASIC                                                         3,150      31,750   (i)                       68,243
                                                                    =========   =========                          =========
         DILUTED                                                       3,425      31,750                             68,243
                                                                    =========   =========                          =========

                           See condensed notes to the consolidated financial statements

                                                      46

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS


(a) Investment in Mcglen common stock by Lan Plus eliminated upon close of merger and recorded as treasury stock.

(b) The Due from Mcglen/Due to Lan Plus and accounts payable to Lan Plus/ receivable from Mcglen are eliminated upon merger through the issuance of Mcglen common stock to Lan Plus at a price of $0.21875, per the merger agreement.

(c) Goodwill is calculated as 35,851,000 shares to be issued to Lan Plus shareholders (equal to the number of Mcglen shares outstanding at June 30, 2001) multiplied by $0.21875, Mcglen's stock price as of March 21, 2001, the date of the final merger agreement was signed; plus Mcglen's stockholders' deficit as of June 30, 2001, ($2,832,000); less the $696,000 due to Lan Plus/from Mcglen and less the $524,000 Mcglen accounts payable to Lan Plus that will be converted to equity at the close of merger per (b) above; plus 2,500,000 shares, (two times the 1,250,000 shares to be issued to Peter Janssen and Associates (PJA) upon close of the merger per the terms of the consulting agreement with
         PJA), times the June 30, 2001 market price of $0.13 per share; and adding the acquisition transaction expenses of $350,000.

(d) The accounts payable pro forma adjustment at June 30, 2001 equals the unpaid acquisition transaction expenses (in thousands):

              Legal                                      $   30
              Valuation                                       5
              Proxy Costs                                    25
              Registration Statement expenses                15
              Accounting fees                                10
              Miscellaneous                                  15
                                                         -------
Total transaction expenses                                  100
Less Mcglen accounts payable to Lan Plus                   (524)
                                                         -------
                                                          ($424)
                                                         =======

(e) Income tax expense is reversed as a result of Mcglen's losses offsetting Lan Plus' income before income taxes.

(f) The common stock pro forma adjustment at June 30, 2001 is calculated as 81,679,000 shares outstanding after the merger multiplied by $0.03 par value less Mcglen and Lan Plus June 30, 2001 common stock per their unaudited financial statements. The shares outstanding after the merger equals: (i) twice the number of Mcglen shares outstanding as of June 30, 2001 (35,851,000); plus (ii) two times the number of shares to be issued to Peter Janssen and Associates (PJA) (1,250,000); plus (iii) the number of shares converted to stock based on Mcglen's total payable to Lan Plus ($1,220,000) at $0.21875 per share; plus (iv) the 1.9 million extra shares due to Lan Plus.

(g) The additional paid in capital pro forma adjustment is calculated as follows (in thousands):

Consideration for Mcglen                                               $10,129
Common stock at par (f)                                                   (809)
Elimination of Mcglen's accumulated deficit (h)                         (9,861)
Unpaid acquisition transaction expenses (d)                               (100)
                                                                      ---------
                                                                         ($641)
                                                                      =========

(h) The retained earnings (deficit) entry is the elimination of Mcglen's accumulated deficit as of June 30, 2001 as a result of reverse merger accounting where Lan Plus' retained earnings will be shown on a prospective basis.

(i) Pro forma combined shares outstanding are equal to twice the number of Mcglen's weighted average shares outstanding at June 30, 2001 and December 31, 2000, respectively (the merger agreement calls for Lan Plus shareholders to receive an equal number of shares as the number of Mcglen common shares currently outstanding; plus an additional 1.9 million shares due to Lan Plus per terms of the Merger Agreement at both dates; plus 2,500,000 shares, (two times the 1,250,000 shares to be issued to Peter Janssen and Associates (PJA) upon close of the merger per the terms of the consulting agreement with PJA) at both dates. At June 30, 2001, an additional 5.58 million shares from conversion of Lan Plus' receivables from Mcglen is added to the above sum. At December 31, 2000, an additional 343,000 shares from the conversion of Lan Plus' $75,000 receivable is added to the above sum.

                    MCGLEN SELECTED HISTORICAL FINANCIAL DATA


         The following selected consolidated financial data has been derived from the financial statements of Mcglen which have been prepared in accordance with United States generally accepted accounting principles. The consolidated financial statements of Mcglen for the years ended December 31, 1999 and 2000, and as of December 31, 1999 and 2000, and the related report of BDO Seidman LLP are included elsewhere in this proxy statement/prospectus. The financial statements as of December 31, 1998 and 1997, and for the years then ended, have been derived from financial statements audited by Singer Lewak Greenbaum & Goldstein LLP. The selected consolidated financial data set forth below for the three months ended June 30, 2001 and 2000, and as of June 30, 2001, and for the year ended December 31, 1996 and as of December 31, 1996, is derived from unaudited financial statements. The following data should be read in conjunction with "Mcglen Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of Mcglen included elsewhere in this proxy statement/prospectus.


                                                                                                             SIX MONTHS
                                                                YEAR ENDED DECEMBER 31,                    ENDED JUNE 30,
                                                ---------------------------------------------------------- -------------------
                                                    1996       1997        1998       1999        2000       2000       2001
                                                ---------- ---------- ----------- ---------- ----------- ---------- ----------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
   STATEMENT OF OPERATIONS DATA:
   Net sales.................................       $583     $3,661    $11,525     $27,494    $30,145     $19,064   $ 10,593
   Cost of sales.............................        439      2,991      9,707      25,425     27,136      17,179      9,357
                                                ---------  ---------  ---------   ---------  ---------   ---------  ---------
   Gross profit..............................        143        670      1,818       2,069      3,009       1,885      1,236
        Selling, general and administrative..        103        520      1,779       5,549      8,461       3,975      2,371
                                                ---------  ---------  ---------   ---------  ---------   ---------  ---------
        Income (loss) from operations........         40        150         39      (3,480)    (5,452)     (2,090)    (1,135)
        Interest (income) expense............         --         (2)       (20)         31        517          79        190
                                                ---------  ---------  ---------   ---------  ---------   ---------  ---------
   Income (loss) before income taxes and
       extraordinary item....................         40        152         59      (3,511)    (5,969)     (2,169)    (1,325)
   Provision for income taxes................          1          3          1           1          1         (--)       (--)
                                                ---------  ---------  ---------   ---------  ---------   ---------  ---------
   Income (loss) before extraordinary item...         39        149         58      (3,512)    (5,970)     (2,169)    (1,325)
   Extraordinary item, gain on retirement of
       debt..................................         --         --         --          --        239          --        639
                                                ---------  ---------  ---------   ---------  ---------   ---------  ---------
   Net income (loss).........................        $39       $149        $58     ($3,512)   ($5,731)    ($2,169)     ($686)
                                                =========  =========  =========   =========  =========   =========  =========

   Basic and diluted income (loss) per share
       before extraordinary item.............         --      $0.01         --      ($0.11)    ($0.19)     ($0.07)    ($0.04)
                                                =========  =========  =========   =========  =========   =========  =========
   Basic and diluted net income (loss) per
       share.................................         --      $0.01         --      ($0.11)    ($0.18)     ($0.07)    ($0.02)
                                                =========  =========  =========   =========  =========   =========  =========
   Weighted average shares of common stock outstanding:
        Basic and diluted....................     20,000     20,000     20,750      31,734     31,750      31,877     34,862
                                                =========  =========  =========   =========  =========   =========  =========

                                                                       DECEMBER 31,                     June 30,
                                               ------------------------------------------------------- -----------
                                                  1996        1997       1998        1999       2000       2001
                                               ---------- ----------- ---------- ----------- ---------- -----------
 BALANCE SHEET DATA:
 Cash and cash equivalents..................        $60        $213       $437        $962         $2       $106
 Working capital (deficit).................          50         150      3,620      (1,558)    (2,721)    (2,424)
 Total assets...............................        112         548     19,858       3,304      1,528      1,300
 Long-term debt and capital leases..........          -           -          -         416        958        794
 Total stockholders' equity (deficit).......         66         161      3,937        (864)    (3,099)    (2,832)


                 MCGLEN MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere herein.

OVERVIEW

         Mcglen Internet Group, formerly Adrenalin Interactive, Inc., was acquired by Mcglen Micro, Inc. in December 1999 through a transaction in which the stockholders of Mcglen Micro, Inc. acquired control of the Company through a reverse acquisition. As a result of the acquisition, each share of Mcglen Micro, Inc. was converted into 0.9889611 shares of the Company, with approximately 25,486,000 shares being issued.

         In connection with the acquisition, the Board of Directors of the Company adopted a formal plan to discontinue the operations of Western Technologies, Inc., the operating subsidiary of Adrenalin that developed video games. As such, the accounting treatment for the reverse acquisition is that of a recapitalization. The net liabilities of Western have been reclassified as discontinued operations on the balance sheets for all periods presented. The operations of Adrenalin and Western are not included in the tables below. See
Note 12 to the consolidated financial statements included in this report.

         Mcglen Micro, Inc. was formed in May 1996 to sell computer products over the Internet. Mcglen has since grown into a global Internet retailer of computer hardware and peripheral products servicing individuals, small offices/home offices, and the corporate market. As an aggregator of hi-tech products, Mcglen offers over 120,000 stockkeeping units (SKUs) at its virtual superstore, www.Mcglen.com. The Mcglen.com superstore has been in operation for more than three years and already has brand recognition across 120,000 current customers.

         Mcglen purchased AMT Component, Inc. in March 1999, which operates the AccessMicro.com web site and sells similar products at typically lower price points. In November 1999, Mcglen opened the Techsumer.com website which focuses on "technologically minded consumers."

         Mcglen has a marketing and promotion program in place that includes web advertising, hyperlink allegiances, portal alliances, and direct one-to-one marketing. For website development, Mcglen plans to enhance its virtual superstore to provide a community-like experience while shopping online. The objectives behind the website enhancement will be to increase customer interaction and to offer a more comprehensive array of value-added services.

         Net sales of the Company are primarily derived from the sale of personal computer hardware, software, peripherals and accessories to system integrators, distributors, individual consumers, small office- home offices
(SOHO), small and large corporations, and the government through the Internet. Gross profit consists of net sales less product and shipping costs.

         The Company purchases a substantial percentage of its products from a single provider, Ingram Micro. Mcglen has no long-term contracts or arrangements with its vendors that guarantee the availability of merchandise.

RESULTS OF OPERATIONS


         The following table sets forth for the periods indicated the percentage of net sales represented by certain items reflected in the Company's consolidated statements of operations. There can be no assurance that the trends in sales growth or operating results will continue in the future.

                                                        PERCENTAGE OF NET SALES
                                                        -----------------------
                                                       SIX MONTHS ENDED JUNE 30,
                                                       -------------------------
                                                          2001            2000
                                                        -------          -------
     Net sales                                           100.0%          100.0%
     Cost of sales                                        88.3            90.1
                                                        ---------       --------
     Gross profit                                         11.7             9.9
     Operating expenses                                   20.5            20.1
     Non cash compensation and financing expenses          1.9             0.8
                                                        ---------       --------
     Loss from operations                                (10.7)          (11.0)
     Interest expense                                      1.8             0.4
                                                        ---------       --------
     Loss before income taxes and extraordinary item     (12.5)          (11.4)
     Provision for income taxes                             -               -
                                                        ---------       --------
     Loss before extraordinary item                      (12.5)          (11.4)
     Extraordinary item - gain on debt settlements         6.0               -
                                                        ---------       --------
     Net loss                                             (6.5%)         (11.4%)
                                                        =========       ========

SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2000

         Net sales decreased by $8.5 million, or 44.4%, to $10.6 million for the six months ended June 30, 2001, compared to $19.1 million for the six months ended June 30, 2000. The decrease in net sales was primarily a result of the Company's decision in July 2000 to focus its efforts on the business to business sector (B2B), a return to a focus on products where the Company has a niche in the marketplace and where the Company believes it has a strategic advantage in product procurement and distribution, and a shift away from the business to consumer market (B2C) market.

         Gross profit decreased by $649,000 or 34.4% to $1.2 million for the six months ended June 30, 2001, compared to $1.9 million for the same period in the prior year. The decrease in gross profit was directly related to the decrease in net sales as the Company focused its operations on the business to business sector (B2B), a return to a focus on products where the Company has a niche in the marketplace and where the Company believes it has a strategic advantage in product procurement and distribution, and a shift away from the B2C market in July 2000. Gross profit as a percentage of sales actually increased to 11.7% for the six months ended June 30, 2001, compared to 9.9% for the six months ended June 30, 2000. The increase in the gross profit margin was directly related to the change in the Company's operations in July 2000, away from lower margin B2C customers.

         Operating expenses decreased by $1.6 million or 40.4%, to $2.4 million for the six months ended June 30, 2001, from $4.0 million for same period in the prior year. The decrease in operating expenses was attributable to a decrease in personnel costs associated with the decreased sales volume, a decrease in advertising costs resulting from decreased spending on the placement of Company's websites on various shopping comparison search engines, decreased credit card processing fees with lower sales volume as well as a decrease in the rate charged by the Company's credit card processor, and decreased rent and telephone charges. Advertising decreased by approximately $426,000, or 59.1%, as Mcglen decreased spending, primarily price comparison search engines and product placements on websites. Payroll and related costs decreased by approximately $590,000, or 47.0%, for the six months ended June 30, 2001 compared to the same quarter of 2000,as Mcglen consolidated positions and reduced head count. Rent decreased by $25,000 as Mcglen moved out of its facilities in Tustin, California and transferred its operations to Lan Plus' facility. Finally, as a result of the Company's decline in sales, credit card processing and phone charges decreased by approximately $299,000 and $82,000, respectively, or 50.3% and 56.2%, respectively, for the six months ended June 30, 2001 compared to the same period in 2000.

         Interest expense increased by $111,000 due to increased borrowings in 2001. The Company recorded an extraordinary gain of $639,000 for the six months ended June 30, 2001, as a result of debt negotiations with its creditors.



YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

         The following table sets forth for the years indicated the percentage of net sales represented by certain items reflected in the Company's consolidated statements of operations. There can be no assurance that the trends in sales growth or operating results will continue in the future. The discussion of the "Results of Operations" includes AMT since the date of acquisition, March 31, 1999.

                                                         PERCENTAGE OF NET SALES
                                                         -----------------------
                                                         YEAR ENDED DECEMBER 31,
                                                           2000          1999
                                                           ----          ----

     Net sales                                             100.00%      100.00%
     Cost of sales                                          90.02        92.47
                                                           -------      -------
     Gross profit                                            9.98         7.53
     Operating expenses                                     24.86        17.46
     Deferred compensation expenses                          3.20         2.73
     Interest expense                                        1.72         0.11
                                                           -------      -------
     Loss before income taxes and extraordinary item       (19.80)      (12.77)
     Provision for income taxes                               -            -
                                                              -            -
     Loss before extraordinary item                        (19.80)      (12.77)
     Extraordinary item                                      0.79          -
                                                           -------     --------
     Net loss                                              (19.01%)     (12.77%)
                                                           =======     ========

         Net sales increased by $2.6 million, or 9.5%, to $30.1 million for the year ended December 31, 2000, compared to $27.5 million for the year ended December 31, 1999. The increase in net sales was primarily a result of a full year of operations of AMT in 2000 as compared to only nine months in 1999; AMT was acquired by Mcglen in March 1999. Pro forma net sales, including AMT for twelve months in 1999, would have resulted in net sales of $29.4 million for the year ended December 31, 1999. The pro forma increase in net sales for 2000 would have been $700,000, or 2.4%.

         Gross profit increased by $940,000 or 44.8% to $3.0 million for the year ended December 31, 2000, compared to $2.1 million for the year ended December 31, 1999. The increase in gross profit was due to the Company's decision, in July 2000, to move away from the business to consumer market (B2C) and focus on products where it could achieve a higher gross margin, key customer segments, and products where it believed it had a strategic advantage in product procurement and distribution. Gross profit as a percentage of net sales increased 33.3%, to 10.0% in 2000 from 7.5% in 1999. The increase in gross profit margin was the result of the Company's focusing its operations on the business to business sector (B2B), a return to a focus on products where the Company has a niche in the marketplace and where the Company believes it has a strategic advantage in product procurement and distribution, and a shift away from the B2C market in July 2000. The Company reduced its monthly advertising, principally on Internet shopping comparison sites by approximately $60,000 and reduced the amount of drop-ship product it sold by approximately 50% when it moved away from the B2C market.

         Operating expenses increased by $2.9 million or 51.8%, to $8.5 million for the year ended December 31, 2000, from $5.6 million for the prior year. The increase in operating expenses was attributable to an increase in personnel costs associated with the increased sales volume, an increase in advertising costs resulting from increased spending on the AccessMicro.com website acquired in March 1999 and a full year of advertising for the Techsumer.com website which was launched in November 1999. Advertising increased by approximately $872,000, or 96.4% as Mcglen increased spending during the first nine months of the year to promote its brand name awareness. Mcglen's advertising expenditures for the fourth quarter averaged approximately $65,000 per month. Mcglen conducted almost all of its advertising on the Internet, primarily through price comparison web sites. Additionally, Mcglen added additional facilities, staff and capital infrastructure to support its growth during the first seven months of 2000. Depreciation and amortization increased by approximately $216,000, or 125.6% due to the infrastructure development and twelve months of amortization of the intangible assets recorded in connection with the acquisition of AMT Components. The majority of the Company's fixed assets were placed in service during the second and third quarter of 1999. Payroll and related costs increased by approximately $527,000, or 34.2% in 2000 compared to 1999, as Mcglen hired mid-level managers and senior management. Non cash compensation charges of approximately $969,000, or 3.2% of sales, was recorded in 2000, an increase of $200,000 or 26.0%, compared to $769,000 in 1999, resulting from options granted and stock provided to employees, key management and consultants. As a result of the Company's growth, and its worsening financial condition, credit card processing and phone charges increased by approximately $175,000 and $41,000, or 22.1% and 21.9%, respectively, in 2000 compared to 1999.

         Interest expense increased by approximately $486,000 to $517,000 in 2000 from $31,000 in 1999. The increase in interest expense was a result of increased borrowings in March 2000 which were used to fund the Company's operating losses.

         In 2000, the Company recorded an extraordinary gain from the retirement of debt of approximately $239,000; no such gain was recorded in 1999.

         In the fourth quarter of 1999, the Company recorded net adjustments that increased its net loss by approximately $981,000. These adjustments primarily consist of $250,000 write-off of various accounts receivable, $167,000 write-off of inventory, recording $101,000 of inventory reserves, recording $43,000 amortization of goodwill for the AMT acquisition, $344,000 of non-cash compensation expense, and other accruals of $76,000.


         In October 1999, the Company issued options at less than fair market value to some officers of Mcglen. In accordance with APB 25, the Company recorded compensation expense for those options that were vested on the date of the grant and the portion of the options that vested in the fourth quarter. The Company also recorded deferred compensation for the unvested component of these option grants. These employees left the Company during 2000 and the unamortized portion of the deferred compensation was credited to additional paid in capital at that time. These charges were recorded as a selling, general and administrative expense.


         During the summer of 1999, Mcglen increased its open account sales. This resulted in a substantial increase in accounts receivable at September 30, 1999. By the end of the fourth quarter, it became apparent that many of these customers were not creditworthy since they had not paid their outstanding bills. At that time, management made the determination that these accounts were uncollectible and wrote off the receivables. These charges were recorded as a selling, general and administrative expense.


         During the summer of 1999, the Company implemented a new software system for all phases of its operation. The system was completely implemented by December 1999. As a part of implementing the inventory management component of the software, management determined that some inventory was not valued at the lower of cost or market. Therefore, an allowance of approximately $101,000 was required to write-down the inventory to its fair market value in accordance with Chapter 4 of ARB43. Prior to the implementation of the new software, management was not aware of the need to write-down the inventory values on hand. Additionally, while implementing the new inventory management system, management determined that there were some items recorded on the Company's accounting records at incorrect quantities and prices. As a result, the Company wrote off approximately $167,000 in inventory. Management could not determine whether the inventory variances occurred during the fourth quarter or earlier in the year. These charges were recorded in cost of goods sold.


         During the fourth quarter of 1999, management determined that it had incorrectly used the pooling of interests method for its acquisition of AMT Components, Inc. Therefore, management reversed the prior accounting for the transaction and recorded an intangible asset for the excess of the fair value of the Company's common stock over the net assets acquired from AMT (in accordance with APB 16 and APB 17). The intangible asset, goodwill, is being amortized over a five-year life. In accordance with SFAS 121 and SAB 100, the intangible asset was reviewed for impairment at December 31, 1999 and 2000, and was not considered to be impaired. These amortization charges were recorded as a selling, general and administrative expense.


         Finally, during the fourth quarter management determined that some accruals relating to vacations and allowances for sales returns had previously not been recorded by the Company. Management determined that the amount of accrual that related to periods prior to September 30, 1999, was immaterial to the net loss and equity at that date.

INCOME TAXES

         Prior to March 1999, we elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code for federal and California Franchise tax reporting purposes. Accordingly, our results of operations for the period ended March 15, 1999 were reported on our stockholders' federal income tax returns. Income taxes in 2000 and 1999 represent minimum California franchise taxes due.

         For the periods from March 16, 1999 to March 31, 2001, and the periods ended December 31, 2000 and March 31, 2001, the difference between the amount of income tax recorded and the amount of income tax benefit calculated using the federal statutory rate of 34% is due to net operating losses having a valuation allowance, due to uncertainties regarding our realization of these benefits in future years. Accordingly, no tax benefit has been provided for the periods ended December 31, 2000 or 1999 or March 31, 2001 or 2000.

         As of December 31, 2000, we had federal and state net operating loss carryforwards of approximately $14.5 million and $9.5 million, respectively. The net operating loss carryforwards will expire at various dates beginning in 2012 through 2020 for federal purposes and 2002 through 2005 for state purposes, if not utilized. Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss carryforwards prior to utilization.

LIQUIDITY AND CAPITAL RESOURCES

         The Company incurred a net loss from operations for the quarter ended June 30, 2001 and the years ended December 31, 2000 and 1999, had a working capital deficit of over $2.4 million and shareholders' deficit of approximately $2.8 million at June 30, 2001, and needs to raise additional funds to accomplish its objectives. The Company's independent certified public accountants have included an explanatory paragraph in their report which expresses substantial doubt about the Company's ability to continue as a going concern. See Note 1 to Consolidated Financial Statements for additional information. The Company is attempting to raise additional capital to meet future working capital requirements, but may not be able to do so. Should the Company not be able to raise additional capital, it may have to severely curtail operations.

         The Company's primary capital need has been the funding of operations and working capital requirements created by its rapid growth. Historically, the Company's primary sources of financing have been private placements of stock and borrowings from its stockholders, private investors, and financial institutions. Cash used by operations was $1.1 million for the six months ended June 30, 2001 and $2.3 million in 2000, primarily due to costsincurred to fund the Company's loss from operations.

         The Company is dependent upon funding from Lan Plus for its working capital needs. The Company believes Lan Plus will continue to advance Mcglen funds as needed; however, there can be no guarantee that Lan Plus will continue to provide funding. If Lan Plus were to stop funding the Company's working capital needs, Mcglen would have to curtail its operations and lay off most of its workforce.

         During the six months ended June 30, 2001, the Company's capital expenditures were approximately $0, compared to $41,000 in 2000, primarily for computer software and hardware.

         During the year ended December 31, 2000, the Company's capital expenditures were approximately $59,000 as compared to $209,000 in 1999, primarily for computer software and hardware, and distribution equipment. An additional $18,000 in computer equipment was acquired through capital leases.

         The Company's management anticipates that it will need approximately $1.0 million over the next twelve months in order to fund operations. The Company intends to fund its operations in part through advances from Lan Plus Corporation until the consummation of the planned merger with that company, and believes that Lan Plus has sufficient resources to fund the Company's operations indefinitely after completion of the merger. If the merger with Lan Plus does not close, and the Company is not able to find alternate funding, the Company will be forced to severely curtail or cease operations.

         Current monthly negative cash flow is approximately $75,000. In order to reduce negative cash flows the Company has recently taken the following steps: The Company has terminated one lease on an excess facility, and intends to have all facility leases terminated by January 2002. The Company has consolidated operations with Lan Plus Corporation, and currently occupies Lan Plus' facility, for which the Company makes nominal rent payments. The Company has reduced its advertising costs, credit card processing fees, IR and consulting fees, which in the aggregate has improved cash flow currently by $30,000 per month (with an additional $10,000 per month reduction beginning July
2001). The Company also reduced staffing by 10% in July through September, and. In addition, several operating leases have recently terminated, improving the Company's cash flow by approximately $5,000 per month.


         In 1999 and through July 2000, the Company had two credit facilities of up to $1.0 million with financial institutions. The credit facilities functioned in lieu of a vendor trade payable for inventory purchases and are included in accounts payable. In October and December 2000, $400,000 of these lines were repaid, $126,000 of the outstanding balance was forgiven by the lender, and the remaining outstanding balances of these credit lines were converted into 620,000 shares of the Company's common stock, of which 355,000 shares were issued from the "Founders Pool", see below.

         Since computer retailers typically have low product gross margins, Mcglen's ability to regain profitability is dependent upon its ability to increase net sales. To the extent that Mcglen's marketing efforts do not result in significantly higher net sales, Mcglen will be materially adversely affected. There can be no assurance that sufficient revenues will be generated from the sale of its products to enable Mcglen to regain profitability on a quarterly or annual basis. In view of the rapidly evolving nature of Mcglen's business and its limited operating history, Mcglen believes that period-to-period comparisons of its operating results, including gross profit and operating expenses as percentage of net sales, are not necessarily meaningful and should not be relied upon as an indication of future performance.


         Mcglen believes that one key factor affecting its long-term financial success is its ability to attract and retain customers in a cost effective manner. Currently, Mcglen seeks to expand its customer base and encourage repeat buying through internal and other sales and marketing programs. These programs include: (i) brand development, (ii) online and off-line marketing and promotional campaigns, (iii) linking programs with targeted Mcglen sites, (iv) personalized direct marketing programs designed to generate repeat sales from existing customers, (v) strategic alliances with Internet content providers and portal sites, and (vi) the development of a one-stop online marketplace.


         Mcglen expects to experience significant fluctuations in its future operating results due to a variety of factors, many of which are outside its control. Factors that may affect its operating results include the frequency of new product releases, success of strategic alliances, mix of product sales and seasonality of sales typically experienced by retailers. Sales in the computer retail industry are significantly affected by the release of new products.

         Infrequent or delayed new product releases can negatively impact the overall growth in retail sales. Gross profit margins for hardware, software and peripheral products vary widely, with computer hardware generally having the lowest gross profit margins. While Mcglen has some ability to affect its product mix through effective up-selling of high margin products, its sales mix will vary from period to period and Mcglen's gross margins will fluctuate accordingly.


         In April 2000, the Company signed agreements that provided a $1.5 million convertible bridge loan and a $24 million equity line of credit. On January 26, 2001, the holder of the convertible loan note converted $508,000 of principal into 3,456,000 shares of common stock. In February 2001, the holder of the convertible loan note agreed to convert the remaining balance and accrued interest into common stock at $0.32 per share upon closing of the Company's merger with Lan Plus, subject to specified conditions. The $24 million equity line of credit was terminated in January 2001.


         In August 2000, the Company entered into an agreement with Mcglen's Founders, Alex Chen, Mike Chen, and George Lee, to provide up to 10 million shares of their stock, or approximately one-half of their current holdings, to create a Founders Pool in order to assist the Company in raising capital to fund its operations, growth, and development of Mcglen, and mergers and acquisitions.

The Founders have made these shares available for an eighteen-month period and shares not used for permitted purposes at the end of that period will be retained by the Founders. Under the agreement, the Founders are entitled to receive a fee equal to 5% of the amount of cash raised by the Company using the shares included in the Founders Pool. Approximately 3.0 million shares were available for use at September 30, 2001.


         In September 2000, the Company renegotiated the conversion price on a note it issued in June 1999 from $2.50 per share to $1.00 per share. The lender then agreed to convert the unpaid balance of the note, $100,000, and accrued interest of approximately $12,000, to common stock.

         During October 2000, the Company repaid $200,000 of one of its lines of credit and converted $344,000 of this line into common stock at $1.00 per share, issuing 344,000 shares of common stock from the Founders Pool. In connection with this conversion, the Company also repriced warrants it had previously granted to this supplier at exercise prices of $4.13 to $5.50 per share to $1.00 per share. The Company recorded a gain of approximately $41,000 as forgiveness of debt associated with this transaction.

         In October 2000, the Company converted approximately $553,000 in accounts payable to common stock at $1.00 per share. In connection with this transaction, the Company issued 553,000 shares of common stock from the Founders Pool and recorded a gain of approximately $69,000 as forgiveness of debt.

         In December 2000, the Company made a $200,000 payment on the outstanding balance under this line and issued 275,000 shares of common stock to satisfy the remaining outstanding balance. The Company recorded a gain of approximately $126,000 as forgiveness of debt associated with this transaction. In addition, the Company issued a warrant, valued at approximately $10,000, to purchase 137,500 shares of its common stock at a price of $0.26 per share to the lender. This warrant expires in December 2001.


         On December 22, 2000, we entered into a financing agreement with Dillow & Dillow, Inc. Under the agreement, Dillow & Dillow introduced us to lenders that loaned us $700,000. The promissory notes for the loans were secured by a first priority security interest on all of our assets, and converted into 2,800,000 shares of our common stock, at a conversion price of $0.25 per share, on March 21, 2001. However, since the holders of these notes may have the right to rescind their investment under Sections 15 and 29 of the Securities Act of 1934, the accompanying financial statements do not reflect the conversion of these notes to equity.

         In February 2001, the Company amended its prior agreements with two of its suppliers whereby the suppliers canceled their stock price guarantees by the Company on common stock that had been converted from past due accounts payable balances owing to the suppliers. One supplier received the right to an additional 190,000 shares of common stock if the Company's common stock does not trade at or above $1.00 per share for ten consecutive days during the 90-day period following the completion of the merger between Mcglen and Lan Plus Corporation. The Company is currently negotiating with this vendor to remove the requirement to issue the additional shares.


         Also in February 2001, the Company negotiated settlement agreements with several of its vendors on past due accounts payable. The Company recorded a gain of approximately $345,000 as a result of these settlements. In addition, one vendor received 231,000 shares of stock and a warrant to purchase 50,000 shares of the Company's stock at $0.50 per share. This warrant expires in February 2004. Lan Plus advanced the Company approximately $250,000 to pay these settlements and the settlement discussed in the paragraph below.

         On February 15, 2001, the Company reached an agreement with its former CEO, and a finance company that held a $396,000 note, personally guaranteed by the former CEO and his wife and secured by a second trust deed on their residence, whereby the Company paid $100,000 of the note, repriced 237,000 options held by the former CEO from $1.875 per share to $0.50 per share, which he immediately exercised, and expenses in the amount of $15,000. The Company was then released from the remaining balance of the note for which the Company recorded an extraordinary gain on the retirement of debt of approximately $271,000. Mcglen also issued a warrant to purchase 100,000 shares of the Company's common stock at $0.50 per share to the former CEO. This warrant expires in February, 2004.

         In February 2001, the Company received notice from several individuals of their conversion of $109,000 of convertible notes payable, accrued interest of $10,000, and late fees and penalties of approximately $12,000 into common stock pursuant to their note agreements. The accrued interest, late fees and penalties are included in accrued liabilities at December 31, 2000. As a result of these conversions, the Company issued 267,000 shares of common stock and warrants to purchase 133,000 shares of common stock at an exercise price of $1.00 per share. These warrants expire in February 2004.

         The Company has held preliminary discussions with the lender of the $100,000 note that is currently in default in an attempt to arrange the conversion of the amount owing on the note for shares of the Company's common stock. However, the parties have to date not reached agreement on a mutually-acceptable conversion rate. Because the Company is in default, it is subject to a penalty of $6,000 per month and the maximum interest rate allowable by applicable law. The Company has accrued these expenses in its financial statements.


         Our ability to complete any future equity and/or debt financing will depend upon our then financial condition, results of operations and future business prospects as well as market conditions at the time the additional equity and/or debt financing is consummated. Many of the factors that will influence our ability to conduct any future financing will be outside of our control. For these reasons, we cannot make any assurances that we will successfully complete the equity financing discussed above. Should we be unable to raise additional capital, we may have to severely curtail operations.


QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

         We sell our products exclusively in the United States and receive payment for our services exclusively in United States dollars. As a result, our financial results are unlikely to be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

         Our interest expense is sensitive to changes in the general level of interest rates in the United States; however, the majority of our indebtedness has interest rates which are fixed. The recorded carrying amount of our long-term debt approximates fair value.

         The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short-term maturities.

INFLATION

         Inflation has not had a material impact upon operating results, and we do not expect it to have such an impact in the future. There can be no assurances, however, that our business will not be affected by inflation.

NEW ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which the Company adopted in 2000. SFAS No. 133 requires the Company to record all derivatives on the balance sheet at fair value. The Company does not currently engage in hedging activities and the adoption of this standard had no effect on its financial statements.

         In December 1999, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in the financial statements field with the SEC. The SEC subsequently released SAB 101B, which delayed the implementation of SAB 101 for registrants with fiscal years that began between December 16, 1999 and March 15, 2000. The Company believes the adoption of SAB 101 has not had a material effect on the financial position, results of operations or cash flows of the Company for the year ended December 31, 2000.

         In March 2000, the Financial Accounting Standards Board (FASB) issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, the Interpretation of APB No. 25 (FIN 44). FIN 44 is intended to clarify certain problems that have arisen in practice since the issuance of APB No. 25. The effective date of FIN 44 was July 1, 2000. The provisions of FIN 44 apply prospectively, but also cover certain events occurring after December 15, 1998 and after January 12, 2000. The adoption of FIN 44 has not had a material effect on the current and historical consolidated financial statements, but may affect accounting regarding stock option transactions.

         In March 2000, the Emerging Issues Task Force (EITF) of the FASB issued EITF 00-2, "Accounting for Web Site Development Costs." EITF 00-2 provides guidance on how an entity should account for costs involved in such areas as planning, developing software to operate a web site, graphics, content and operating expenses. EITF 00-2 is effective for web site development costs incurred in fiscal quarters beginning after June 30, 2000. The Company adopted EITF 00-2 during the year ended December 31, 2000, and all amounts associated with the Company's web sites were recorded in accordance with EITF 00-2.

         In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, BUSINESS COMBINATIONS (SFAS 141), and No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

         SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

         The Company's previous business combinations were accounted for using the purchase method. As of June 30, 2001, the net carrying amount of goodwill is $221,000. Amortization expense during the six-month period ended June 30, 2001 was $43,000. Currently, the Company is assessing but has not yet determined how the adoption of SFAS 141 and SFAS 142 will impact its financial position and results of operations.


QUARTERLY RESULTS OF OPERATIONS

         The following table presents our consolidated operating results for each of the quarters during the fiscal years ended December 31, 1999 and 2000, and the six months ended June 30, 2001. This unaudited quarterly information has been prepared on the same basis as the Company's audited consolidated financial statements and, in the opinion of management, reflects all adjustments ( consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods presented. This information should be read in conjunction with the financial statements and notes thereto included elsewhere in this proxy statement/prospectus. Historical results for any quarter are not necessarily indicative of results to be anticipated for any future period.

                                                                               QUARTER ENDED
                                  --------------------------------------------------------------------------------------------------
                                   MARCH     JUNE 30,   SEPT.   DEC. 31,  MARCH 31, JUNE 30,   SEPT.    DEC. 31, MARCH 31,  JUNE 30,
                                  31, 1999    1999    30, 1999    1999      2000       2000   30, 2000    2000      2001      2001
                                  --------- --------- --------- --------- --------- --------- --------- --------- --------- --------
CONSOLIDATED STATEMENT OF
   OPERATIONS DATA:
Net sales ....................... $  3,572  $  6,397  $  8,507  $  9,017  $ 10,909  $  8,155  $  5,485  $  5,596  $  5,804  $ 4,789
Cost of sales ...................    3,177     5,651     8,032     8,564     9,658     7,521     5,004     4,953     5,107    4,250
                                  --------- --------- --------- --------- --------- --------- --------- --------- --------- --------
Gross profit ....................      395       746       475       453     1,251       634       481       642       697      539
     Selling, general and
     administrative .............      430       691     1,433     2,994     1,860     2,120     2,663     1,823     1,440      931
                                  --------- --------- --------- --------- --------- --------- --------- --------- --------- --------
     Income (loss) from operations     (36)       55      (958)   (2,541)     (609)   (1,486)    2,183    (1,180)     (743)    (392)
     Interest (income) expense ..       --        11         1        19         5        69        99       338        67      123
                                  --------- --------- --------- --------- --------- --------- --------- --------- --------- --------
Income (loss) before income taxes and
    extraordinary item ..........      (36)       44      (958)   (2,560)     (614)   (1,555)   (2,282)   (1,519)     (810)    (515)
Provision for income taxes ......       --        --        --         1        --        --        --         1        --      --
                                  --------- --------- --------- --------- --------- --------- --------- --------- --------- --------
Income (loss) before extraordinary
  item                                 (36)       44      (958)   (2,561)     (614)   (1,555)   (2,282)   (1,520)     (810)    (515)
Extraordinary item, gain on retirement
    of debt .....................       --        --        --        --        --        --        --       239       616      23
                                  --------- --------- --------- --------- --------- --------- --------- --------- --------- --------
Net income (loss) ............... ($    36) $     44  ($   958) ($ 2,561) ($   614) ($ 1,555) ($ 2,282) ($ 1,281) ($   194)   ($492)
                                  ========= ========= ========= ========= ========= ========= ========= ========= ========= ========
Basic and diluted income (loss) per
    share before extraordinary item     --        --  ($  0.05) ($  0.08) ($  0.02) ($  0.05) ($  0.07) ($  0.04) ($  0.01)  ($0.01)
                                  ========= ========= ========= ========= ========= ========= ========= ========= ========= ========
Basic and diluted net income (loss)
    per share ...................       --        --  ($  0.05) ($  0.08) ($  0.02) ($  0.05) ($  0.07) ($  0.04) ($  0.01)  ($0.01)
                                  ========= ========= ========= ========= ========= ========= ========= ========= ========= ========
Weighted average shares of common
  stock outstanding:
     Basic and diluted ..........   20,200    20,200    20,200    31,733    32,000    31,877    31,466    31,750    33,873   35,851
                                  ========= ========= ========= ========= ========= ========= ========= ========= ========= ========

                                                     57

                   LAN PLUS SELECTED HISTORICAL FINANCIAL DATA

         The following selected financial data should be read in conjunction with our financial statements and related notes and "Lan Plus Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this proxy statement/prospectus. The income statement data for the years ended December 31, 1998, 1999, and 2000, and the balance sheet data as of December 31, 1999 and 2000, are derived from the audited financial statements included elsewhere in this proxy statement/prospectus. The income statement and the balance sheet data for the six months ended June 30, 2001 and 2000 and as of June 30, 2001, and for the years ended December 31, 1996 and 1997 and as of December 31, 1996 and 1997, are derived from Lan Plus' accounting records. The historical results are not necessarily indicative of results to be expected for future periods.

                                                                                                     SIX MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                         JUNE 30,
                                          1996        1997        1998       1999        2000        2000        2001
                                       ---------   ---------   ---------   ---------   ---------  ---------  ---------
                                                              (in thousands, except per share data)
INCOME STATEMENT DATA:

Net sales ..........................   $ 25,532    $ 35,829    $ 78,919    $ 87,158    $ 69,101   $ 41,771   $ 22,218

Cost of sales ......................     23,917      32,483      69,718      76,845      59,926     36,781     19,589
                                       ---------   ---------   ---------   ---------   ---------  ---------  ---------
Gross profit .......................      1,615       3,346       9,201      10,313       9,175      4,990      2,629
Operating expenses .................      1,653       3,669       6,186      10,176       8,100      3,984      2,790
                                       ---------   ---------   ---------   ---------   ---------  ---------  ---------

(Loss) income from operations ......        (38)       (323)      3,015         137       1,075      1,006       (161)
Other (income) expense .............       (266)       (284)        (46)       (282)        202         29       (823)
                                       ---------   ---------   ---------   ---------   ---------  ---------  ---------

Income before taxes ................        228         (39)      3,061         419         873        977        720
Provision for income taxes .........         90         174       1,060         173         358        244        217
                                       ---------   ---------   ---------   ---------   ---------  ---------  ---------

Net income (loss) ..................   $    138    ($   213)   $  2,001    $    246    $    515   $    733   $    503
                                       ---------   ---------   ---------   ---------   ---------  ---------  ---------

Basic net income (loss) per share ..   $   0.04    ($  0.07)   $   0.64    $   0.08    $   0.16   $   0.08   $   0.16
                                       =========   =========   =========   =========   =========  =========  =========

Diluted net income (loss) per share    $   0.04    ($  0.07)   $   0.64    $   0.07    $   0.15   $   0.07   $   0.15
                                       =========   =========   =========   =========   =========  =========  =========
Weighted average shares of common stock
 outstanding:
     Basic .........................      3,150       3,150       3,150       3,150       3,150      3,150      3,150
                                       =========   =========   =========   =========   =========  =========  =========
     Diluted .......................      3,150       3,150       3,150       3,342       3,425      3,342      3,425
                                       =========   =========   =========   =========   =========  =========  =========

                                                            DECEMBER 31,                        JUNE 30,
                                         1996       1997       1998       1999        2000        2001
                                       --------   --------   --------   --------    --------    --------
BALANCE SHEET DATA:

Cash and cash equivalents ..........   $  1,620   $    572   $     51   $  1,307    $  2,884    $    334
Working capital ....................        601        877      2,629      5,483       3,836       4,607
Total assets .......................      3,734      7,011     19,688     20,775      13,913      13,888
Long-term debt and capital leases ..          -          -          -     11,303       9,880       9,880
Total stockholders' equity (deficit)        637        925      2,946     (5,412)     (5,609)     (4,678)


                  LAN PLUS MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         The following discussion and analysis of Lan Plus' financial condition and results of operations should be read in conjunction with Lan Plus' unaudited condensed consolidated financial statements and the notes thereto included elsewhere herein. The following table sets forth for the periods indicated the percentage of net sales represented by certain items reflected in the Company's consolidated statements of operations. There can be no assurance that the trends in sales growth or operating results will continue in the future.

OVERVIEW

         Lan Plus Corporation was incorporated in the State of California in 1991 and is a leading marketer of personal computers, or PCs, and related products and services. Lan Plus manufactures, markets, and supports a broad line of desktop PCs, servers and workstations used by individuals, families, businesses, government agencies and educational institutions. Lan Plus also offers diversified products and services such as software, peripherals, Internet access services, support programs and general merchandise.

         Net sales of the Company are primarily derived from the sale of personal computer hardware, software, peripherals and accessories. Gross profit consists of net sales less product and shipping costs.

RESULTS OF OPERATIONS


         The following table sets forth for the periods indicated the percentage of net sales represented by certain items reflected in the Company's condensed statements of operations. There can be no assurance that the trends in sales growth or operating results will continue in the future.

                                              PERCENTAGE OF NET SALES
                                              -----------------------
                                                  SIX MONTHS
                                                 ENDED JUNE 30,
                                                  2001    2000
                                                  ----    ----

     Net sales                                   100.0%  100.0%
     Cost of sales                                88.2    88.1
                                                 ------  ------
     Gross profit                                 11.8    11.9
     Operating expenses                           12.6     9.5
                                                 ------  ------
     Income (loss) from operations                (0.8)    2.4
     Other income                                 (4.0)    0.0
                                                 ------  ------
     Income before income taxes                    3.2      2.4
     Provision for income taxes                    1.0      0.6
                                                 ------  ------
     Net income                                    2.2%    1.8%
                                                 ======  ======

SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2000

         Net sales decreased by $19.6 million, or 46.8%, to $22.2 million for the six months ended June 30, 2001, compared to $41.8 million for the six months ended June 30, 2000. The decrease in net sales was a result of a decrease in the number of computer systems shipped during the period as well as a decrease in the average selling price per system due to lower component costs and also competition in the marketplace. Sales for the first six months quarter of 2001 continued to be significantly impacted by price reductions in the marketplace by competitors such as Compaq, Dell, Gateway, Systemax and Micron.

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

         Gross profit decreased by $2.4 million or 47.3% to $2.6 million for the six months ended June 30, 2001, compared to $5.0 million for the six months ended June 30, 2000. The decrease in gross profit was due to the decrease in sales. Gross profit, as a percentage of net sales remained fairly constant at 11.8% for the six months ended June 30, 2001, compared to 11.9% for the six months ended June 30, 2000. The slight decrease in gross profit margin was due to lower royalties as a percentage of sales paid during the first quarter of 2000.

         Operating expenses decreased by $1.2 million or 30.0%, to $2.8 million for the six months ended June 30, 2001, from $4.0 million for the same period in 2000. The decrease in operating expenses was attributable to a decrease in payroll and related costs, telephone charges and an increase in advertising income in 2001. Payroll and related costs decreased by approximately $800,000, or 32.0% for the six months ended June 30, 2001 compared to 2000. Telephone charges decreased by approximately $98,000, or 38.3% with decreased call volume, a decrease in hold times as management restructured its call center, and lower rates from a renegotiated long distance contract. Advertising income decreased by $104,000, or 47.1% in 2001 due to the decrease in sales. Bad debt expenses decreased by approximately $300,000 for the six months ended June 30, 2001 as Lan Plus tightened its credit policies with the softening of the technology market.

         Other (income) expense increased by $910,000 to ($881,000) for the six months ended June 30, 2001, from $29,000 for same period in the prior year. The increase was a result of capital gains on marketable securities, a $100,000 increase in interest income and a $137,000 decrease in interest expense for Lan Plus' ESOP due to a renegotiation of the ESOP's note payable.

         The income tax provision for the period ended June 30, 2001 was $217,000 versus a provision of $244,000 for the same period in the prior year. The decrease in the provision was due to lower income before taxes during the six months ended June 30, 2001. However, the effective tax rate for the six months ended June 30, 2001 increased to 30% from 25% in the prior year.


    YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

                                                      PERCENTAGE OF NET SALES
                                                      -----------------------
                                                      YEAR ENDED DECEMBER 31,
                                                      -----------------------
                                                    2000        1999      1998
                                                  --------    --------  --------

Net sales                                           100.0%      100.0%    100.0%
Cost of sales                                        86.7        88.2      88.3
                                                  --------    --------  --------

Gross profit                                         13.3        11.8      11.7
Operating expenses                                   11.7        11.7       7.8
                                                  --------    --------  --------

Income from operations                                1.6         0.1       3.9
Other expense (income)                                0.3        (0.3)        -
                                                  --------    --------  --------

Income before taxes                                   1.3         0.4       3.9

Provision for income taxes                            0.5         0.2       1.3
                                                  --------    --------  --------

Net income                                            0.8%        0.2%      2.6%
                                                  ========    ========  ========

         Net sales decreased by $18.1 million, or 20.7%, to $69.1 million for the year ended December 31, 2000, compared to $87.2 million for the year ended December 31, 1999. The decrease in net sales was a result of a decrease in the number of computer systems shipped during the period as well as a decrease in the average selling price per system due to lower component costs and also competition in the marketplace. The fourth quarter of 2000 was significantly impacted by price reductions in the marketplace by competitors such as Dell, Gateway and Micron.

         Gross profit decreased by $1.1 million or 10.7% to $9.2 million for the year ended December 31, 2000, compared to $10.3 million for the year ended December 31, 1999. The decrease in gross profit was due to the decrease in sales. Gross profit, as a percentage of net sales increased to 13.3% for the

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year ended December 31, 2000 from 11.8% for the year ended December 31, 1999.
The increase in gross profit margin was due to lower royalties paid during 2000, Lan Plus developing more relationships with original equipment manufacturers
(OEM) that provide component products at lower costs than distributors, and the acquisition of new customers which lessened the dependence on one customer who accounted for more than 40% of Lan Plus' sales in 1999.

         On a forward-looking basis, future gross profit margins may decline from recent levels. The statement concerning future gross profit is a forward looking statement that involves risks and uncertainties which could result in a fluctuation of gross margins below those achieved for the year ended December 31, 2000. Although the Company believes it provides a high level of value and added services, pricing and gross profit could be negatively impacted by the activities of larger computer manufacturers.

         Operating expenses decreased by $2.1 million or 20.6%, to $8.1 million for the year ended December 31, 2000, from $10.2 million for 1999. The decrease in operating expenses was attributable to a decrease in payroll and related costs and an increase in advertising income in 2000. ESOP compensation expense decreased by $1.1 million for the year ended December 31, 2000. Payroll and related costs decreased by approximately $1.5 million, or 24.5% for the year ended December 31, 2000 compared to 1999. Advertising income increased by $300,000 in 2000 as Lan Plus received increased market development funds from OEM suppliers.

         Other (income) expense decreased by $484,000 or 171.6%, to $202,000 for the year ended December 31, 2000, from ($282,000) for the prior year. The increase was a result of interest costs associated with Lan Plus' ESOP.

         Income tax provision for the year ended December 31, 2000 was $358,000 versus a provision of $173,000 for the year ended December 31, 1999. The effective tax rate for 2000 decreased to 41.1% from 42.2% in 1999. The decrease in income taxes was a result of lower income before taxes in 2000.

         Year Ended December 31, 1999 Compared To The Year Ended December 31,
1998

         Net sales increased by $8.2 million, or 10.4%, to $87.1 million for the year ended December 31, 1999, compared to $78.9 million for the year ended December 31, 1998. The increase in net sales was a result of a 13.0% increase in the number of systems shipped, principally through new customers in the catalog and television channels of distribution.

         Gross profit increased by $1.1 million or 12.0% to $10.3 million for the year ended December 31, 1999, compared to $9.2 million for the year ended December 31, 1998. The increase in gross profit was due to increased sales in 1999 as a result of Lan Plus' marketing efforts, which were described in the preceding paragraph. Gross profit, as a percentage of net sales did not fluctuate significantly from year to year as Lan Plus was able to hold margins while facing increased margin pressure in the marketplace.


         Operating expenses increased by $4.0 million or 64.5%, to $10.2 million for the year ended December 31, 1999, from $6.2 million for 1998. The increase in operating expenses was attributable to an increase in personnel costs of approximately $3 million or 54.7%, associated bonuses paid in 1999, the ESOP compensation expense of $1.4 million, an increase in Lan Plus' production work force and senior and mid-level management to support Lan Plus' growth. Rent expense increased by approximately $74,000 or 28%, for the year ended December 31, 1999 compared to 1998 as Lan Plus increased the size of its facilities in June 1998 to support the growth in sales. Depreciation and amortization increased by approximately $46,000 due to the infrastructure development during the last six months of 1998 and during 1999. Bad debt expenses increased by approximately $345,000 as the Company increased its allowance for doubtful accounts with the increase of accounts receivable at December 31, 1999. Professional expenses increased by approximately $253,000 as Lan Plus outsourced some IS development efforts. Finally, as a result of Lan Plus' growth, phone charges increased by approximately $174,000 or 107%, for the year ended December 31, 1999 compared to 1998.


         Other income increased by $236,000 or 513.0%, to $282,000 for the year ended December 31, 1999, from $46,000 for the prior year. The increase was primarily a result of increased interest income and capital gains on marketable securities.

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         Income tax provision for the year ended December 31, 1999 was $173,000 versus a provision of $1,060,000 for the year ended December 31, 1998. The effective tax rate for 1999 increased to 41.1% from 34.6% in 1998. The increase in the effective tax rate was due to the elimination of the deferred tax valuation allowance in 1998.

LIQUIDITY AND CAPITAL RESOURCES


         Lan Plus' primary capital need has been the funding of working capital requirements created by its growth. Historically, Lan Plus' primary sources of financing have been cash provided by operations and borrowings from private investors, and financial institutions. Cash provided by operations was approximately $1.5 million and $3.9 million for the six months ended June 30, 2001 and the year ended December 31, 2000. Cash was used to pay down Lan Plus' working capital obligations.

         During the six months ended June 30, 2001, Lan Plus' capital expenditures were approximately $214,000 compared to $32,000 for the same period in 2000, primarily for new software to run Lan Plus' operations. Management anticipates spending an additional $200,000 in 2001 to complete this project. Lan Plus anticipates the software conversion will take place early in the fourth quarter of 2001.


         During the year ended December 31, 2000, Lan Plus' capital expenditures were approximately $113,000 compared to $173,000 for the year ended December 31, 1999, primarily for computer software and hardware, and production equipment.


         Lan Plus has a $5,000,000 line of credit with a bank. The line of credit provides for borrowings secured by substantially all of Lan Plus' assets and is guaranteed by Lan Plus' majority shareholder. Borrowings under the line are advanced based upon 70% of eligible accounts receivable, as defined, less any letters of credit issued on Lan Plus' behalf. The line of credit expired on May 31, 2001. Lan Plus has renegotiated the line of credit, extending its due date to October 31, 2001. Lan Plus is currently in discussion with several banks on a new line of credit agreement which management hopes to be in place prior to the end of October. Advances under the line bear interest at the bank's prime rate plus 0.5% (9.5% at December 31, 2000). The line contains covenants that require Lan Plus to maintain on a quarterly basis: a minimum level of tangible net worth (as defined), profitability for at least one quarter in three, a Current Ratio of at least 1.4:1, a Debt to Tangible Net Worth ratio of not more than 5.0 to 1.0, Working Capital of at least $2.5 million, and limits the capital expenditures Lan Plus can make in any one year to $750,000.

         At June 30, 2001 and 2000, Lan Plus had cash and short-term investments of $7.2 million and $6.6 million, respectively, and working capital of $4.6 million and $6.2 million, respectively. At June 30, 2001 and 2000, approximately $1.4 million and $1.7 million of Lan Plus' short term investments was held as collateral for letters of credit taken out to secure open account terms with one of the Company's primary vendors. This letter of credit expired in August 2001 and these funds are now available to Lan Plus. Lan Plus believes that current working capital, together with cash flows from operations and available lines of credit, will be adequate to support Lan Plus' current operating plans through 2001.

         At December 31, 2000 and 1999, Lan Plus had cash and short-term investments of $5.9 million and $3.1 million, respectively, and working capital of $3.8 million and $5.5 million, respectively. At December 31, 2000 and 1999, approximately $1.1 million of Lan Plus' short term investments was held as collateral for letters of credit taken out to secure open account terms with one of Lan Plus' primary vendors. Lan Plus believes that current working capital, together with cash flows from operations and available lines of credit, will be adequate to support Lan Plus' current operating plans through 2001. However, if Lan Plus needs extra funds, such as for acquisitions or expansion or to fund a significant downturn in sales that causes losses, there are no assurances that adequate financing will be available at acceptable terms, if at all.

         In January 2001, Lan Plus' ESOP renegotiated its note with Lan Plus' majority stockholder reducing the interest rate from 8% to 6% and lowering the required monthly principal payments from $119,000 to $25,000. The note's maturity date was also extended to December 2009 from January 2006.

         In May 2001, Lan Plus renegotiated its $1.3 million note payable, extending its due date to May 22, 2003. All other terms of the note remained the same.

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

         Lan Plus' management routinely invests Lan Plus' excess operating funds in the stock market. From time to time, management invests these funds in short sales of stock which they typically cover within 60 days of the date of the short purchase. Short sales typically have a higher degree of risk than traditional stock purchases and management attempts to limit their concentration in Lan Plus' overall invested and cash portfolio. At June 30, 2001 and December 31,2000, approximately $704,000 and $460,000, respectively, was invested in short sales of common stock and unrealized losses of $43,000 and $51,000, respectively, were recorded on these investments. Management covered the short sales in July/August 2001 for the June 2001 short sale, and January 2001 for the December 2000 short sale, recording gains of $42,000 and $9,000, respectively.


         Since computer retailers typically have low product gross margins, Lan Plus' ability to remain profitable is dependent upon its ability to continue to drive down the cost of its computer systems through its product sourcing, inventory management and labor management systems. To the extent that Lan Plus does not continue to effectively manage its business, Lan Plus may be materially adversely affected.

         Lan Plus may experience significant fluctuations in its future operating results due to a variety of factors, many of which are outside its control. Factors that may affect its operating results include: the frequency and success of new product introductions, mix of product sales and seasonality of sales typically experienced by retailers, and the pricing of component parts in the world-wide marketplace. Many of Lan Plus' competitors offer broader product lines, have substantially greater financial, technical, marketing and other resources than Lan Plus and may benefit from component volume purchasing arrangements that are more favorable in terms of pricing and component availability than the arrangements enjoyed by the Company. Sales in the computer retail industry are significantly affected by the release of new products. Infrequent or delayed new product releases can negatively impact the overall growth in retail sales.

         As part of its growth strategy, Lan Plus may, in the future, acquire other companies, in the same or complementary lines of business, in addition to the acquisition of Mcglen described elsewhere herein. Any acquisition and the ensuing integration of the operations of the acquired company with those of Lan Plus would place additional demands on Lan Plus's management, and operating and financial resources.

NEW ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which the Company adopted in 2000. SFAS No. 133 requires the Company to record all derivatives on the balance sheet at fair value. The Company does not currently engage in hedging activities and the adoption of this standard had no effect on its financial statements.

         In December 1999, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in the financial statements field with the SEC. The SEC subsequently released SAB 101B, which delayed the implementation of SAB 101 for registrants with fiscal years that began between December 16, 1999 and March 15, 2000. The Company believes the adoption of SAB 101 has not had a material effect on the financial position, results of operations or cash flows of the Company for the year ended December 31, 2000.

         In March 2000, the Financial Accounting Standards Board (FASB) issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, the Interpretation of APB No. 25 (FIN 44). FIN 44 is intended to clarify certain problems that have arisen in practice since the issuance of APB No. 25. The effective date of FIN 44 was July 1, 2000. The provisions of FIN 44 apply prospectively, but also cover certain events occurring after December 15, 1998 and after January 12, 2000. The adoption of FIN 44 has not had a material effect on the current and historical consolidated financial statements, but may affect accounting regarding stock option transactions.

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

         In March 2000, the Emerging Issues Task Force (EITF) of the FASB issued EITF 00-2, "Accounting for Web Site Development Costs." EITF 00-2 provides guidance on how an entity should account for costs involved in such areas as planning, developing software to operate a web site, graphics, content and operating expenses. EITF 00-2 is effective for web site development costs incurred in fiscal quarters beginning after June 30, 2000. The Company adopted EITF 00-2 during the year ended December 31, 2000, and all amounts associated with the Company's web sites were recorded in accordance with EITF 00-2.


RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, BUSINESS COMBINATIONS (SFAS 141), and No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

         SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.


BUSINESS FACTORS

         Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are forward-looking statements. The realization of any or all of these expectations is subject to a number of risks and uncertainties and it is possible that the assumptions made by management may not materialize. In addition, there can be no assurances that momentum in Lan Plus' sales will be sustained, that the trends for sales will continue in future periods, or that Lan Plus' sales will continue to grow. In addition to the factors set forth above, other important factors that could cause actual results to differ materially from expectations include competition from companies either currently in the market or entering the market; competition from other computer and Internet appliance manufacturers and price pressures related thereto; uncertainties surrounding the supply of and demand for computer and computer related products; reliance on Lan Plus' vendors; and risks due to shifts in market demand and/or price erosion of owned inventory. This list of risk factors is not intended to be exhaustive, reference should also be made to the risk factors set forth elsewhere in this document.

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

                               BUSINESS OF MCGLEN

GENERAL

         We were incorporated in Delaware in May 1994. In March 1995, we changed our name to Wanderlust Interactive, Inc., and in May 1998, we changed our name to Adrenalin Interactive, Inc. On December 2, 1999, we completed a reverse acquisition with Mcglen Micro, Inc. in which the stockholders of Mcglen Micro, Inc. acquired control of us. As a result of the acquisition, each share of Mcglen Micro, Inc. was converted into 0.988961 shares of our common stock, with 25,485,527 shares being issued. On December 17, 1999, we changed our name to Mcglen Internet Group, Inc., and changed our ticker symbol on the Nasdaq SmallCap Market to "MIGS." Our common stock currently trades on the Over-the-Counter Bulletin Board.

BUSINESS

         We are an Internet operating company focused on creating multiple on-line business divisions targeting specific business-to-business and business-to-consumer markets. Our centralized technology backbone and operations infrastructure allow us to rapidly create focused on-line business divisions, operate at low overhead cost, and maximize return on investment by creating synergy among our business divisions. Our operations division, which includes a call center, sourcing, warehousing, fulfillment, accounting, business development and information technology, supports order processing, logistics, customer service, financial transactions and core technology for our business divisions located in the City of Industry, California. Our business divisions include sales, marketing, content management, product management and service management teams focused on building unique customer experiences for each business division.


         We currently offer more than 100,000 computer products on our two operating on-line retail web sites: Mcglen.com and AccessMicro.com . We offer different mixtures of computing technology, entertainment and communications products on these three web sites based on the different target market segments' buying patterns. Mcglen.com, launched in May 1996, and AccessMicro.com, launched in June 1996, have both achieved Customer Certified Gold Merchant status on BizRate.com, an independent on-line retail rating guide.

DISCONTINUED OPERATIONS

         In connection with the reverse acquisition of Adrenalin Interactive, Inc. in December 1999, our board of directors voted to discontinue the operations of Western Technologies, Inc., Adrenalin's operating subsidiary. Western principally developed video games for use with Sony, Nintendo and Sega video game consoles pursuant to funded contracts with video game developers, entertainment titles for PCs and electronic toys including interactive, Web-powered toys that are refreshed from a PC via the Internet. Western also created interactive television games for digital set-top boxes and published or licensed PC games in 24 countries and 15 languages. We completed two of the software development contract obligations conducted by Western during the second quarter of this year. Two other contracts were terminated. An additional contract was assigned to Western's former Vice President of Operations for completion, releasing us from any further contractual liability. However, we will still be responsible for any product liability issues that may arise from the two completed contracts.

INDUSTRY BACKGROUND

         The Internet allows millions of consumers and businesses to share information and conduct business electronically. International Data Corporation, estimates that the worldwide Internet economy will grow past $1 trillion in 2001, and reach $2.8 trillion by 2003. International Data Corporation also predicts that the number of users who make purchases over the Web will jump from 31 million in 1998 to more than 183 million in 2003.

         The growth of the Internet is dependent upon a number of factors, including:

         o Increased installed-base and usage of personal computers and Internet devices;

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

         o    Widely available and affordable access to the Internet;

         o Awareness and acceptance of Internet among consumers and businesses; and

         o Increase in the capability and availability of network infrastructure.

STRATEGY

         Our goal is to create and operate market-focused on-line businesses. We will continue to expand our existing operating business divisions by enhancing brand recognition, building awareness to our web sites, and increasing the products and services offerings provided on the web sites. We intend to capitalize on our existing technology backbone and operations infrastructure by developing and operating new businesses targeting specific market segments worldwide. We intend to create synergy among our operating businesses to maximize return on investment.

WEB SITES


         We believe our market-focused web sites provide unique on-line experiences to different target market segments. Based on the target market segment's expectations and requirements, each of our web sites' content design and product mixture maximizes the perceived value of our offerings. Mcglen.com offers computing technology products, targeting information technology professionals. AccessMicro.com offers computing technology products, targeting small businesses. We believe ease of use is essential in any successful web site. To provide a simple and convenient purchasing experience, we developed key features for our operating web sites. The key features of our web sites include:


         o BROWSING - We have categorized our current offering of more than 120,000 products into product groups, categories and subcategories. Links to product groups and categories are placed on each page for convenient "one-click" access. Special sections are created for special offers and promotional products to enhance exposure for hot selling, high margin products that we update daily.


         o SPECIALIZED BROWSING - Conventional categorization systems assign one department, category and subcategory to each product. For some product groups, finding the desired product under this categorization system is difficult. We have developed a specialized categorization system for these product groups to minimize the search effort.


         o SEARCHING - We have developed general keyword search, specific product identification number search and interactive guided criteria search to facilitate precise product selection with minimal effort.

         o PRODUCT INFORMATION - We provide detailed technical information for many of the products we offer. Manufacturer technical support and contact information is also provided.

         o CUSTOM CONFIGURATION - We have developed a configuration engine that allows our customers to interactively configure a personal computer based on the customer's specification.

         o CUSTOMIZABLE DISPLAY FORMAT - To facilitate the purchasing decision process, visitors can customize the display format, sorting order and selection criteria for product listings.

         o RELATED PRODUCTS LINKS - At each product detail page, links to related categories are conveniently placed for one-click access to relevant products. Links to selected products' options and accessories are placed on the same page for easy access.

         o ON-LINE ACCOUNT AND ORDERING SYSTEM - Our on-line ordering engine is designed for intuitive usage and minimal data entry for first-time and repeat customers. Customers can create an on-line

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

              account as they make a purchase for the first time. On each subsequent visit the customer will be able to check order status, review past orders, and place new orders without entering shipping, billing and credit card information again.

              Our web sites also incorporate features that allow us to leverage web site traffic to generate additional revenue sources:

         o ADVERTISING - Several locations on each page of our web sites are available for advertisers seeking exposure to our targeted audience base. These locations are also available for in-house promotions and cross-promotional activities.

         o MANUFACTURER STORES - We offer manufacturers the promotional opportunity to create a "manufacturer store" within our web sites. Each manufacturer store is dedicated to one manufacturer's product offerings. Manufacturers can create promotional programs, detailed literature and enhanced product images to merchandise their products.

PRODUCTS, SERVICES AND EXPANSION

         We intend to offer additional products and services on our existing on-line stores, and to create additional on-line stores for different market segments. We also intend to expand into Asia/Pacific regions by forming strategic partnerships with established companies in the region.

MARKETING

         Our marketing strategy is to promote and increase brand awareness of our current storefronts, including AccessMicro.com (a marketplace for small business) and Mcglen.com (a marketplace for IT professionals). Through various incentive programs and excellent customer care and support, we also intend to build customer loyalty and encourage repeat purchases.


         We are executing this strategy through the following channels:

         o    forming alliances with various shopping portals;

         o    actively maintaining opt-in customer mailing lists;

         o    broadening product offerings;

         o    creating repeat buyer incentive programs; and

         o    building partnerships with manufacturers and vendors.

         We believe that the use of multiple marketing channels reduces reliance on any one source of customers, lowers customer acquisition costs and maximizes brand awareness.

ON-LINE AND TRADITIONAL ADVERTISING

         We have implemented a broad-based, multi-media advertising campaign that includes both on-line and traditional advertising, designed to drive high-value traffic to our web sites. Our current on-line advertising focuses on a variety of web sites that have a proven ability to drive buyers to our sites. These partners include Ziff Davis, CNET and various smaller partner sites. In April 1999, we began deploying various brand-building print ads which we continued through September 2000. We believe these traditional advertising venues can increase awareness of our web sites, increase customer loyalty and repeat customer buy rates, and promote the benefits of e-commerce to a much broader audience than can be addressed on the Internet alone. Additionally, efforts in direct marketing in 1999 and 2000 resulted in high levels of success through e-mail marketing as well as a weekly promotional newsletter. We are

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currently working with our advertising vendors to bring more content and choice to enhance existing mailers. We believe our newsletter to be very effective in informing subscribers of the latest and the best products available today.

         Clicktrade.com, a site of Link-Exchange, is our primary outsource partner to support our affiliate program. We pay Link-Exchange on a per-click basis to affiliate partners. Our affiliate program has been in place since early 1998, and we increased our exposure in the Link-Exchange network aligning ourselves with additional affiliate partners in 2000.

MERCHANDISING

         We currently host three sites with product compositions including computing, entertainment and communication products. By utilizing these sites (www.Mcglen.com and www.AccessMicro.com ), we have the ability to gear our marketing campaigns to different segments of the market--the consumer market and the small office/home office market .


         Our approach to merchandising allows us to offer each segment of our target audience a unique shopping experience, giving us the advantage of pricing flexibility, the ability to offer our customers only what is relevant to their needs, focused cross-selling and up-selling of products, and the potential of expanding our products and services to each one of these markets.

         By utilizing three distinct web sites, we are also able to tailor a unique shopping experience for each segment of our target audience. For example, targeting IT professionals, our Mcglen.com site offers a clean design and easy access, together with a no-nonsense functionality, that allows these customers to find their desired products and purchase them in the shortest amount of time possible.

         Because each web site is targeted to a specific audience, we are able to cross-sell and up-sell our products more effectively than our competitors. For example, knowing that the customers from our AccessMicro.Com site are of the small office/home office market segment, we may "up-sell" a customer who is purchasing an ink-jet printer an entry-level laser printer because speed of print jobs would be a major concern of these customers.


         Since Mcglen already has concentrated customer bases, we are able to expand our services to best benefit each individual market. Mcglen will continue to add products and services that will enhance, rather than fragment, the shopping experience of each individual market segment. These advantages are in addition to the advantages Mcglen and other e-tailers already enjoy over traditional retailers, such as: the ability to instantly change prices when our costs change, a virtually unlimited amount of display and shelf space, and the ability to offer our customers much greater access to product information.


CUSTOMER SERVICE

         We believe that our ability to establish and maintain long-term relationships with our customers, and to encourage repeat visits and purchases, depends, in part, on the strength of our customer support and service operations as well as our staff. We seek to achieve frequent automated e-mail communication with our customers to continually improve customer service for our stores and services. We offer toll-free phone numbers and e-mail addresses for sales, technical support, return merchandise and general customer service. We will continue to acquire new tools and technology to improve customer satisfaction.

WAREHOUSING, FULFILLMENT AND DISTRIBUTION

         We obtain our products from a network of distributors, wholesalers, manufacturers and software publishers. We carry a limited amount of our most popular products in inventory. A substantial amount of products that we carry in inventory is purchased and shipped "on demand" (that is, after we receive orders, we purchase products required to fill orders received). We "cross dock" on a daily basis (that is, receive products from vendors and ship those same products to customers the same day). We carry approximately four days' worth of inventory in house. We also rely on our distributors and wholesalers to ship products directly to our customers. Our distribution partners, such as Ingram Micro, Battery-Biz and Transcend Information Systems, have distribution centers throughout the United States and can fulfill a majority of in-stock products within 24 hours. We have established strategic partnerships with manufacturers to custom-configure personal computers based on our customer's requirement and ship the configured system directly to our customers.

TECHNOLOGY

         Our site management, search, customer interaction, transaction processing and fulfillment systems consist of a combination of our own proprietary technologies and third-party technology. We plan to enhance the capability and scalability of our systems through acquisition of new third-party technologies and in-house development. The software applications we use have the capability for accepting and verifying orders, managing orders, creating customer interaction instructions, automatically selecting fulfillment methods, assigning inventory to customer orders, managing shipment of products to customers, recording tracking numbers, and authorizing and charging customer credit cards with address verification.

         The hosting of our Web servers is subcontracted to an Internet data center specialist, Exodus Communications, Inc. Exodus has an extensive national network backbone with redundant Internet connections to multiple Internet access points, a secure physical environment, climate control and redundant power supply. Exodus provides us access to the facility 24 hours a day, seven days a week. Exodus also monitors our Web servers continuously.


         We have acquired third-party technology to track customer buying patterns and make additional purchase recommendations. We also rely on a variety of technologies that we license from third parties, such as the database and Internet commerce server applications that we license. We cannot assure you that these third-party technology licenses will continue to be available to us on commercially reasonable terms. If we lose any of these licenses, or if we are unable to maintain or obtain upgrades to any of these licenses, it could delay completion of our proprietary software enhancements until equivalent technology is identified, licensed or developed, and integrated.

         We rely on a combination of trademark, copyright and trade secret laws to establish and protect our proprietary rights. While we have applied for trademark protection for the Mcglen.com name, we cannot assure you that we will receive a registered trademark for this name in the United States, or that competitors will not adopt similar marks, thereby impeding our ability to build brand identity and possibly confusing customers. Existing copyright, trademark, patent and trade secret laws afford only limited protection, and intellectual property laws (particularly those of other countries) may be inadequate to prevent misappropriation of our technology or other proprietary rights. It might be possible for a third party to copy or otherwise obtain and use our software or other proprietary information without authorization, or to develop similar software independently. Policing unauthorized use of our technology is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted.


COMPETITION

         We currently compete with a variety of companies that sell computer, electronics and communication products to consumers and businesses through a variety of media. These companies are larger and have more financial resources than we do and include:

         o Traditional catalog-based merchants that have developed a significant electronic commerce offering, such as CDW Computers Centers, Inc., Micro Warehouse, Inc., Insight Enterprises, Inc., Multiple Zones International, Inc. and Ideamall, Inc.;

         o Companies with electronic commerce sites such as Beyond.com Corporation, Buy.com Inc., Outpost.Com, Dell Computer Corporation and NECX Office and Personal Technology Center (in which Gateway 2000, Inc. has a minority stake), and electronic software distributors such as Digital River, Inc.;

         o Companies offering Internet auctions, such as uBid, Inc., Amazon.com, Inc., Yahoo! Inc., and eBay Inc.;

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

         o Companies whose primary business is not on-line retailing but who derive significant revenue from electronic commerce, including America Online, Inc., Yahoo! Inc. and QVC, Inc.;

         o Traditional retailers of personal computer products such as CompUSA, Inc.;

         o Manufacturers such as Dell Computer Corporation and Gateway 2000, Inc. who sell directly to the consumer via the Internet;

         o Mass merchandisers such as Wal-Mart Stores, Inc., Costco Wholesale Corporation and Best Buy Co., Inc. that primarily sell through traditional retail channels but have also developed an Internet presence; and

         o Office product retailers such as Office Depot Inc. and Staples, Inc. that primarily sell through traditional retail channels but also sell over the Internet.

         We believe the principal competitive factors affecting our market are competitive pricing, quality of customer service, accuracy of technical product information, quality and ease of use of web sites, breadth of product offerings, brand recognition and cost of customer acquisition. We believe we compete adequately in all these areas with the exception of brand recognition, where companies with much greater financial and marketing resources have made the establishment of a strong brand name much more costly and difficult. To maintain and improve our competitive position, we must continue to be competitive in all the areas mentioned above, while boosting our brand recognition without significantly increasing our cost of customer acquisition.

SALES TAX

         We currently collect sales tax on sales of products delivered to residents in the state of California and dropped shipped from Ingram Micro to residents of Massachusetts. Various states have tried to impose on direct marketers the burden of collecting sales taxes on the sale of products shipped to state residents. The United States Supreme Court affirmed its position that it is unlawful for a state to impose sales tax collection obligations on an out-of-state mail order company whose only contacts with the state are the distribution of catalogs and other advertising materials through the mail and subsequent delivery of purchased goods from out of state locations by parcel post and interstate common carriers. It is possible that legislation may be passed to supersede the Supreme Court's decision, or that the Court may change its position. Additionally, it is uncertain whether any new rules and regulations may be adopted, in terms of sales tax collection obligations, to govern electronic commerce companies as the industry continues its growth. The imposition of new sales tax collection obligations on us in states to which we ship products would result in additional administrative expenses to us. More importantly, though, we may lose one of our competitive advantages in terms of a higher total price of products for our customers.

GOVERNMENT REGULATION

         We are subject, both directly and indirectly, to various laws and governmental regulations relating to our business. There are currently few laws or regulations directly applicable to commercial on-line services or the Internet. However, due to the increasing popularity and use of commercial on-line services and the Internet, it is possible that a number of laws and regulations may be adopted. These laws and regulations may cover issues including, for example, user privacy, pricing and characteristics and quality of products and services. Moreover, the applicability to commercial on-line services and the Internet of existing laws governing issues including, for example, property ownership, libel and personal privacy is uncertain and could expose us to substantial liability. Any new legislation or regulation or the application of existing laws and regulations to the Internet could have a material and adverse effect on our business.

         In addition, because our services and products are available over the Internet anywhere in the world, multiple jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each of those jurisdictions. Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify. It is possible that state and foreign governments might also attempt to regulate our transmissions of content on our web site or prosecute us for violations of their laws. There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that we might not unintentionally violate these laws or that these laws will not be modified, or new laws enacted, in the future.


         We currently collect sales tax on sales of products delivered to residents in the state of California and drop-shipped from Ingram Micro to residents of Massachusetts. Various states have tried to impose on direct marketers the burden of collecting sales taxes on the sale of products shipped to state residents. The Internet Tax Freedom Act (ITFA) effectively bars state or local governments from imposing taxes that would subject on-line commerce transactions to taxation in multiple states until October 2001. The ITFA does not prohibit state or local taxation of on-line commerce products or services that would otherwise be taxed, such as in states where a company has a physical presence. A bill is currently in committee in the U.S. House of Representatives to extend the moratorium until October 2006; however, we cannot be certain that this bill will pass or that, if the ITFA in fact expires in October 2001, we will not be subject to further taxation by state or local governments on the sale of merchandise. The imposition of new sales tax collection obligations on us in states to which we ship products would result in additional administrative expenses to us. More importantly, though, we may lose one of our most competitive advantages because of a higher total price of products for our customers.


EMPLOYEES


         As of October 10, 2001, we employed 27 full-time employees. We consider our employee relations to be good. None of our employees belongs to a labor union, and we have experienced no work stoppages. Competition for qualified personnel in the electronic commerce industry is intense, particularly for software development and other technically-oriented positions.


RESEARCH AND DEVELOPMENT

         During the years ended December 31, 2000 and 1999, $28,000 and $91,000 was expensed, respectively, for research and development related to our web sites. As of December 31, 2000, there was $264,000 capitalized software development costs; accumulated amortization of $143,000 has been recorded for these assets.

BACKLOG

         At December, 31, 2000 and 1999, we did not have a significant backlog of customer orders.

PROPERTIES


         We leased approximately 4,000 square feet of office and warehouse space in Tustin, California, pursuant to a non-cancelable lease scheduled to expire in May 2003. This facility served as our call center. We negotiated a termination of this lease for $8,000.


         In December 2000, we moved our administrative offices and warehouse facility to a 50,000 square foot warehouse which we are subleasing from Lan Plus Corporation.


         We also lease approximately 13,140 square feet of office space in Los Angeles, California, pursuant to a non-cancelable lease expiring on January 31, 2002. Approximately 50% of this office space is currently subleased to a former Vice President of Western Technologies, Inc. under a sublease which expires in January 2002. The remaining office space was previously subleased through the end of the lease term; however, in September 2001 the sublease tenant notified us that it would not make any further payments on the sublease. As a result, we notified the landlord that we were defaulting on the remaining lease. We are currently negotiating the remaining lease obligation.


         We believe that our present facilities are adequate for our current needs.

LEGAL PROCEEDINGS

There is no material litigation currently pending against us.

                              MANAGEMENT OF MCGLEN


         NAME                        AGE     POSITION
         ----                        ---     --------
         Mike Chen                    28     Chief Executive Officer, Chief Technology
                                             Officer, Secretary and Director

         Peter Janssen                58     Chairman of the Board

         George Lee                   30     Director

         Calbert Lai                  44     Director

         David P. Jones               52     Director

         Andy Teng                    46     Director

         Richard Shyu                 35     Director

         Grant Trexler                39     Chief Financial Officer

         Jiunn-Cheng (Alex) Chen      27     Executive Vice President, Business Development

         MIKE CHEN is one of our founders and has served as our President, Chief Technology Officer, Secretary and a director since May 1996 and Chief Executive Officer since January 2001. He is responsible for capital growth, organizational growth coordination of corporate activities, and development of proprietary technologies. Prior to founding the Company in 1996, he was an independent software programmer. Mr. Chen received his Bachelor of Science in Electrical Engineering and Computer Science in 1995 from the University of California at Berkeley.

         PETER JANSSEN has served as our Chairman of the Board since December 1999. In September 1995, he founded Peter Janssen & Associates, a technology consulting firm specializing in sales marketing and channel marketing strategies. From October 1993 to September 1995, Mr. Janssen was head of Merchandising and Marketing at Egghead Software, where he helped implement one of the first Internet retail sites, Egghead.com. Before joining Egghead, Mr. Janssen headed sales and marketing for several technology start-ups including Mindset, Amdek (a division of Wyse), Nexgen Microsystems and Acer. Early in his career, Mr. Janssen spent 18 years at Sears, where he helped develop the Sears Business System Center. He received his Bachelor of Arts in Economics from UCLA.


         GEORGE LEE is one of our founders and has served as a Director since May 1996. He was also our Chief Executive Officer from May 1996 to January 2001, at which time he entered into a severance agreement with us. From March 1994 to May 1995, he was a sales representative for Eva Airways, and prior to that he was employed at Immortal Service, Inc. Mr. Lee received his Bachelor of Arts in Economics from the University of California at Irvine in 1993.

         CALBERT LAI has served as a director since December 1999. A 15-year veteran of Silicon Valley, Mr. Lai was until [DATE] the President, co-founder and senior business strategist at I-Storm, a publicly traded e-commerce consulting firm, and a founding partner and Chief Executive Officer of Lai, Venuti and Lai Advertising since 1986. At Lai, Venuti, he provided strategic marketing and consulting services for technology clients such as IBM, HP, Sun Microsystems, Cisco and NEC. Lai, Venuti underwent a pre-packaged Chapter 11 bankruptcy reorganization while Mr. Lai was an executive officer, prior to merging with I-Storm in 1999. [DISCLOSURE ON I-STORM?] Mr. Lai was also responsible for the launch into the U.S. retail channel of the Acer PC in 1993 and the Palm Pilot in 1996. Mr. Lai previously held executive positions in the Business Affairs and Community Relations Department at Stanford University, where he previously received a Bachelor of Arts in English and Creative Writing.

         DAVID P. JONES, Ph.D., has served as a director since April 2000. From 1995 to 2000, Dr. Jones was the President of Aon Consulting Inc.'s Human Resources Consulting Group, which is recognized as a premier organization dedicated to employee assessment and workforce development. Prior to joining Aon, Dr. Jones was the President and founder of HRStrategies, a human resources consulting firm, which was acquired by the Aon family of companies in 1995.

         ANDY TENG was elected to our board of directors on March 22, 2001. He has served as Chairman of the Board and Chief Executive Officer of Lan Plus Corporation since March 1992. From March 1992 to September 2000, Mr. Teng also served as Lan Plus' President. Prior to purchasing Lan Plus, Mr. Teng was the President and principal shareholder of Syntax Computers, Inc. from 1987 to 1992. >From 1985 to 1987, Mr. Teng was the President and principal shareholder of Anncoa Chemica Company. Mr. Teng holds Masters and Bachelor of Science degrees from Texas A&M University.

         RICHARD SHYU was elected to our board of directors on March 22, 2001. He has served as President of Lan Plus Corporation since September 2000, and as Lan Plus' Vice President of Sales and Marketing since 1996. Prior to joining Lan Plus in August 1992, Mr. Shyu served as the General Manager of DTC, Inc., a mainboard distributor located in Pico Rivera, California, servicing VARs, instructional buyers and regional retail chain stores for two years. >From 1988 to 1990, Mr. Shyu co-owned and managed a real estate development company and also worked for Unisys Corporation designing Fault Tolerant SCSI Storage Systems for the financial industry. Mr. Shyu holds a Bachelor of Science degree in Electrical Engineering from California Polytechnic State University - Pomona and later continued his post graduate studies in Computer Engineering at the University of Southern California.

         GRANT TREXLER joined us as Chief Financial Officer in January 2000. Prior to this, Mr. Trexler served as the Director of Finance and Administration for El Monte RV, the nation's second largest motor home rental dealer, beginning in July 1996. From August 1994 through May 1996, Mr. Trexler was the CFO of Creative Computers, which completed its initial public offering and one follow-on offering during this period. At Creative Computers, he was responsible for implementing internal accounting and budgeting systems, financial reporting, and financial due diligence. Prior to joining Creative, Mr. Trexler spent nine years at PricewaterhouseCoopers, most recently as a Senior Manager in its Mergers and Acquisitions group. Mr. Trexler holds a Masters in Business Administration and a Bachelor of Arts from California Polytechnic State University - San Luis Obispo, and is a Certified Public Accountant.

         ALEX CHEN has served since March 1999 as our Executive Vice President, Business Development. In July 1996, he founded, and until March 1999 he served as President and Chief Executive Officer of, AMT Components, Inc., which was acquired by us in March 1999. In 1998, Mr. Chen was selected by Entrepreneur Magazine as one of the "Top 100 Entrepreneurs." He received his Bachelor of Arts in Economics from the University of California at Berkeley in 1996.

         Our board of directors currently consists of seven members, each of whom is subject to election at our annual meeting of shareholders. There are no family relationships among any of our directors or executive officers.

BOARD COMMITTEES

         The audit committee consists of three members, Messrs. Janssen, Lai and Jones. The board of directors and the audit committee have adopted a charter outlining the responsibilities of the audit committee and the qualifications of its members. A copy of the audit committee charter is attached hereto as Appendix D. The primary function of the audit committee is to assist the board in fulfilling its oversight responsibilities by reviewing the financial information that will be provided to the stockholders and others, the systems of internal controls that management and the board have established and all audit processes.

         The board does not have a compensation or nominating committee or committees performing similar functions.

REPORT OF THE AUDIT COMMITTEE

         The audit committee of the board of directors submitted the following report:

         In connection with the audited financial statements contained in the company's Annual Report on Form 10-KSB, the audit committee:

         o reviewed the audited financial statements with the company's management;

         o discussed with BDO Seidman, LLP, the company's independent auditors, the materials required to be discussed by Statement of Auditing Standards 61, Communication with Audit Committees; and

         o received and viewed the written disclosure and the letter from BDO Seidman, LLP, required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and discussed with the auditors their independence.

         Based upon the foregoing review and discussions, the audit committee has recommended to the board that the company's audited financial statements for the fiscal year ended December 31, 2000 be included in the company's Annual Report on Form 10-KSB.

         The foregoing has been approved by all members of the audit committee.

                                   Peter Janssen
                                   Calbert Lai
                                   David P. Jones

REPORT CONCERNING INDEPENDENT AUDITORS

         BDO Seidman, LLP has served as the independent auditors of Mcglen with respect to Mcglen's fiscal year ended December 31, 2000.The board of directors of Mcglen has not yet Selected independent auditors for the current year. Mcglen intends to select The independent auditors for the current year based on competitive bids in an Attempt to reduce its costs with respect to accounting services. Until Mcglen Selects new independent auditors, it expects to continue to retain the services Of BDO Seidman, LLP. A representative of BDO Seidman, LLP is expected to be present at the Mcglen 2000 annual meeting of stockholders, will have an opportunity to make a statement and is expected to be available to respond to appropriate questions.


         AUDIT AND OTHER FEES


         For the year ended December 31, 2000, the Company incurred professional fees and out-of-pocket expenses to its auditors in the amount of $78,700, of which $64,000 related to auditing services and $14,700 related to all other services, none related to computer technology. None of the hours spent on the audit of the Company's financialstatements for the year ended December 31, 2000 were spent by persons other than the auditors' full-time, permanent employees.


         The Company's audit committee has considered whether the non-audit services provided by the Company's auditors in connection with the year ended December 31, 2000 were compatible with the auditors' independence.

ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

         Our board of directors held a total of six meetings during the fiscal year ended December 31, 2000. During that period, each of the directors attended every meeting of the board of directors (except David P. Jones, who attended all five of the meetings that occurred after his election to the board in April
2000). The audit committee did not meet during the fiscal year ended December 31, 2000.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, among others, to file beneficial ownership reports with the Securities and Exchange Commission. The Company believes that the following late filings were made by its executive officers and directors: Mike Chen, Alex Chen, Peter Janssen, Calbert Lai, David Jones and Grant Trexler each filed a late Form 3. Mike Chen filed two late Forms 4 reporting a total of four transactions late. Alex Chen filed two late Forms 4 (including one amended Form 4) reporting a total of three transactions late. David Jones filed a late Form 4 reporting one transaction late, and an amended Form 4 to correct the disclosure on the aforementioned Form 4, which inadvertently understated the number of option shares received by him. George Lee, Peter Janssen, Calbert Lai and Grant Trexler each filed one late Form 4 reporting one transaction late. The Company believes that George Lee has failed to file a Form 3 and at least one Form 4 covering several transactions; the Company is currently assisting Mr. Lee in preparing the required forms.

DIRECTOR COMPENSATION

         Non-employee directors receive a fee of $750 for each meeting of the board of directors attended, no additional fees for any meetings of any committee attended, and reimbursement of their actual expenses.


         In May 2000 we entered into a consulting agreement with Peter Janssen Associates, or PJA, a technology consulting firm of which Peter Janssen, our Chairman of the Board, is the President. Pursuant to the agreement, PJA provided us with business and strategic planning, sales marketing, channel marketing and related services. The agreement terminated on March 31, 2001. PJA received $25,000 per month for its services. In addition, pursuant to the agreement PJA received 500,000 shares of our common stock, which were distributed to three principals of PJA, including Mr. Janssen, who received 225,000 of these shares. Moreover, the agreement provided for future stock incentive payments in some circumstances: upon successful completion of financings aggregating no less than $2 million, we will grant to PJA an additional 250,000 shares, and upon the closing of a sale or merger of Mcglen that results in a change in control (including our proposed transaction with Lan Plus), our founders will pay PJA an additional 1,250,000 shares. Of these 1,250,000 shares, Mr. Janssen will receive 481,250 shares. The agreement is terminable by us upon thirty days' notice from the first day of any month, but if the agreement terminates or expires during a discussion with a third party introduced by PJA concerning capital raising or a sale/merger and we subsequently complete the transaction under discussion with that party within one year of the agreement termination date, PJA will receive the stock incentive payment for that transaction.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         Our board does not currently have a compensation committee or a committee performing similar functions. Our board of directors as a whole performs all functions relating to executive compensation. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS


         Upon completion of the reverse merger with Mcglen Micro, Inc. on December 2, 1999, we entered into a five-year employment agreement with Mike Chen. The agreement provides that Mr. Chen serve as our President and Chief Technology Officer or such other offices or positions as reasonably requested by the Company. Since January 12, 2001, Mr. Chen has served as our Chief Executive Officer. He is to receive a base salary of $80,000 per year for his services plus specified benefits (company automobile, four weeks of vacation, paid medical insurance, and reimbursement for out-of-pocket expenses incurred in the course of our business). He is also entitled to receive bonuses and stock options as determined by our board of directors. He may be terminated by us for cause, but is to be paid in the amount of the full value of the agreement if he is terminated without cause. Mr. Chen's agreement automatically terminates if he becomes permanently disabled or dies.


         Upon completion of the reverse merger with Mcglen Micro, Inc., we entered into an employment agreement with George Lee, pursuant to which he was to serve as our Chief Executive Officer. On January 12, 2001, we entered into a severance agreement with Mr. Lee whereby Mr. Lee agreed to terminate his employment contract. The Company agreed to provide Mr. Lee with three months of severance pay and pay Mr. Lee's medical insurance for six months.

         Upon completion of the reverse merger with Mcglen Micro, Inc., we entered into a three-year employment agreement with Alex Chen. The terms and conditions of this agreement are substantially identical with those of our agreement with Mike Chen, other than that the term of our agreement with A. Chen is three years, and A. Chen is to serve as our Vice President of Business Development.


         On January 17, 2000 we entered into a three-year employment agreement with Grant Trexler. The agreement provides that Mr. Trexler serve as our Chief Financial Officer for a base salary of $130,000 per year and specified benefits (automobile allowance, two weeks of vacation, and reimbursement for medical insurance.). He is also entitled to receive a bonus of up to 10% of his salary and the option to purchase up to 150,000 shares of our common stock with an exercise price of $1.25 per share. He may be terminated by us for cause, but must be paid three months' salary as severance if he is terminated without cause. His agreement automatically terminates if he becomes permanently disabled or dies.


EXECUTIVE COMPENSATION AND OTHER INFORMATION

         (a) The following Summary Compensation Table sets forth the names, positions and annual compensation paid by us for the years ended December 31, 2000, 1999, and 1998 to George Lee, our Chief Executive Officer until January 19, 2001, and Grant Trexler, our Chief Financial Officer. No other current executive officer had compensation which exceeded $100,000 in these years.

                           SUMMARY COMPENSATION TABLE
                                                                                                   LONG TERM
                                                   ANNUAL COMPENSATION                        COMPENSATION AWARDS

                                                                           Other Annual      Securities Underlying
Name and Position                 Fiscal Year    Salary ($)   Bonus ($)    Compensation           Options (#)
-----------------                 -----------    ----------   ---------    ------------           -----------
George Lee,                          2000          65,700         --         2,000(2)                 --
Chief Executive Officer              1999          49,000         --         1,800(2)             500,000(1)
                                     1998          48,000         --            --                    --

Grant Trexler                        2000         122,200         --        10,150(3)               150,000
Chief Financial Officer

         (1) In connection with the Company's reverse acquisition of Adrenalin in December 1999, all unvested options were canceled. Mr. Lee had 400,000 options canceled as a result thereof.

         (2) Reflects health insurance costs paid by the Company on Mr. Lee's behalf.

         (3) Reflects a health insurance allowance and an automobile allowance paid by the Company to Mr. Trexler.

         (b) The following table sets forth information with respect to all stock options granted by us during 1999 and 2000 to Messrs. Lee and Trexler:

                        OPTION GRANTS IN LAST FISCAL YEAR
                                INDIVIDUAL GRANTS
                                                                   % of Total Options
                                          Number of Securities        Granted to           Exercise
                           Fiscal          Underlying Options          Employees             Price        Expiration
        Name                Year                 Granted             in Fiscal Year          ($/Sh)          Date
        ----                ----                 -------             --------------          ------          ----
George Lee                  2000                    -                       -                   -              -
                            1999                 500,000                  7.5%                $0.10        4/1/05(1)
Grant Trexler               2000                 150,000                  17.9%               $1.25        5/25/05


         (1) In connection with the Company's reverse acquisition of Adrenalin in December 1999, all unvested options were canceled. Mr. Lee had 400,000 options canceled as a result thereof.

                          PRINCIPAL MCGLEN STOCKHOLDERS

         The following table sets forth, as of October 11, 2001, the number of shares of our common stock held of record or beneficially: (i) by each person who held of record, or was known by us to own beneficially, more than 5% of the outstanding shares of the our common stock; (ii) by each of our current executive officers and directors; and (iii) by all of our current executive officers and directors as a group:

          NAME AND ADDRESS OF                                                    PERCENT OF OUTSTANDING SHARES OF
            BENEFICIAL OWNER                  NUMBER OF SHARES OWNED(1)                   COMMON STOCK(2)
            ----------------                  -------------------------                   ---------------
  Mike Chen
  16700 Gale Avenue                                   3,882,950                                11.1%
  City of Industry, CA 91745

  George Lee
  16700 Gale Avenue                                   4,186,256                                11.9%
  City of Industry, CA 91745

  Alex Chen
  16700 Gale Avenue                                   1,483,860                                 4.2%
  City of Industry, CA 91745

  Andy Teng
  16700 Gale Avenue                                   1,232,273(3)                              3.5%
  City of Industry, CA 91745

  David P. Jones
  16700 Gale Avenue                                     693,334(2)                              2.0%
  City of Industry, CA 91745

  Grant Trexler
  16700 Gale Avenue                                     545,313(2)                              1.6%
  City of Industry, CA 91745

  Peter Janssen
  16700 Gale Avenue                                     480,125(2)                              1.4%
  City of Industry, CA 91745

  Calbert Lai
  16700 Gale Avenue                                     100,000                                  *
  City of Industry, CA 91745

  Richard Shyu
  16700 Gale Avenue                                        --                                    --
  City of Industry, CA 91745

  All current executive officers and
  directors as a group (9 persons)                   12,607,111 (2)                            35.9%

*        Less than 1%.

(1) Except as otherwise indicated and subject to applicable community property and similar statutes, the persons listed as beneficial owners of the shares of our common stock have sole voting and dispositive power with respect to those shares.

(2) For purposes of computing the percentages, the number of shares of common stock outstanding includes shares purchasable within 60 days upon exercise of outstanding stock options and warrants, as follows:
          Mr. Trexler (150,000 shares), Mr. Jones
         (366,667 shares), and all executive officers and directors as a group (616,667 shares).


(3) 727,273 of these shares are held by Lan Plus Corporation, of which Mr. Teng is the sole shareholder. Mr. Teng has sole voting and dispositive power over these shares.

                         CERTAIN TRANSACTIONS OF MCGLEN



ACQUISITION OF AMT

         On March 15, 1999, Mcglen Micro, Inc. completed the acquisition of AMT Components, Inc. (AMT). Alex Chen, Mcglen Micro's Vice President of Business Development, held approximately 49% of the outstanding common stock of AMT prior to the acquisition. No Mcglen Micro common stock was held by AMT affiliates prior to the acquisition. Under the terms of the acquisition, Mcglen Micro exchanged 450,000 shares of Mcglen Micro's common stock (calculated prior to Mcglen Micro's 10-for-1 stock split), which constituted approximately 17.5% of Mcglen Micro's common stock at the time of the acquisition, for all of AMT's assets.

REVERSE ACQUISITION (MERGER) WITH MCGLEN MICRO

         On December 2, 1999, Adrenalin consummated a reverse acquisition with Mcglen Micro. The resulting reorganization was to form Mcglen Internet Group, Inc. Under the terms of the agreement and plan of merger, Adrenalin agreed to exchange approximately 87.5% of the shares of Adrenalin common stock for all of the outstanding shares of Mcglen Micro. One share of Mcglen Micro's common stock was converted into approximately one share of Adrenalin's common stock. The agreement and plan of merger is set forth in full in Adrenalin's Form 8-K, dated April 30, 1999.

BRIDGE LOAN FROM AMRO INTERNATIONAL, S.A.


         On April 10, 2000, we received a bridge loan in the amount of $1,500,000 from AMRO International, S.A., and simultaneously issued a 10% Convertible Debenture whereby we promised to repay to AMRO the whole amount of the loan on September 30, 2001, plus 10% interest per annum payable quarterly. AMRO has the right, at any time after September 14, 2000, to convert the principal or any portion thereof, and any accrued but unpaid interest, into our common stock at a conversion price per share equal to 90% of the market price of the stock on the date of conversion. On January 26, 2001, AMRO converted $508,000 of principal into 3,445,710 shares of our common stock. In addition, on February 16, 2001, AMRO agreed to begin converting all outstanding amounts on the debenture (including interest) into shares of our common stock at $0.32 per share, subject to a provision in the debenture that does not allow AMRO to convert the debenture at any time for shares in an amount that would give AMRO, after the conversion, ownership of 9.9% or more of our outstanding common stock.


         In connection with the bridge loan we issued a warrant to AMRO to purchase up to 372,449 shares of our common stock for $2.316 per share, which is equal to 115% of the daily volume weighted average price of our common stock on April 14, 2000, the last trading day prior to the closing of the loan. Two-thirds of the shares covered by the Warrant were immediately exercisable, and the remaining one-third of shares became exercisable on July 26, 2000. In addition, since we did not redeem the Debenture in full on or prior to July 26, 2000, AMRO can demand that we file a registration statement to register any shares covered by the Warrant as well as at least 200% of the number of shares issuable upon conversion of the Debenture and any additional shares we consider necessary to cover any accrued interest on the Debenture.

CONSULTING AGREEMENT WITH PETER JANSSEN ASSOCIATES


         In May 2000 we entered into a consulting agreement with Peter Janssen Associates, or PJA, a technology consulting firm of which Peter Janssen, our Chairman of the Board, is the President. Pursuant to the agreement, PJA provides us with business and strategic planning, sales marketing, channel marketing and related services. The agreement has been extended until March 31, 2001. PJA currently receives $25,000 per month for its services. In addition, pursuant to the agreement PJA received 500,000 shares of our common stock, which were distributed to three principals of PJA, including Mr. Janssen, who received 225,000 of these shares. Moreover, the agreement provides for future stock incentive payments in specified circumstances: upon successful completion of financings aggregating no less than $2 million, we will grant to PJA an additional 250,000 shares, and upon the closing of a sale or merger of Mcglen that results in a change in control (including our proposed transaction with Lan
Plus), our founders will pay PJA an additional 1,250,000 shares. The agreement is terminable by us upon thirty days' notice from the first day of any month, but if the agreement terminates or expires during a discussion with a third party introduced by PJA concerning capital raising or a sale/merger and we subsequently complete the transaction under discussion with that party within one year of the agreement termination date, PJA will receive the stock incentive payment for that transaction.

FOUNDERS AGREEMENT

         On August 15, 2000 we entered into an agreement with George Lee, Mike Chen and Alex Chen under which the Founders agreed to provide up to 10 million shares of their Mcglen common stock, comprising approximately one-half of their total holdings, to assist us in raising capital to fund our operations, growth and development without causing additional dilution for our other shareholders. Under the agreement, our board of directors may use the pool for specified purposes including capital creation, mergers or acquisitions, business development, management incentives, growth related activities and remittance to treasury. The Founders made the shares available for an 18-month period and any shares not used for permitted purposes at the end of that period will be retained by the Founders. Under the agreement, the Founders are entitled to receive a fee equal to 5% of the amount of cash we raise using the shares included in the pool. George Lee and Mike Chen are members of our board of directors.

         In October 2000, we sold 2,060,000 shares of common stock from the Founders Pool in a private placement and received proceeds of $1,425,000, net of costs associated with the sale. Lan Plus Corporation received approximately 727,000 shares of common stock in this private placement at a price of $0.6875, the market price on the date we and Lan Plus signed our definitive merger agreement. The remaining shares were sold to three investors at $0.375 per share and we also issued warrants to purchase an additional 667,000 shares at an exercise price of $1.00 per share to these investors. David Jones, a director of the Company, purchased 533,000 shares of common stock and received a warrant to purchase 267,000 shares of common stock at $1.00 in this private placement. Included in accounts payable at December 31, 2001, was $25,000 payable to Mr. Chen and Mr. Lee.

                          DESCRIPTION OF CAPITAL STOCK
                                    OF MCGLEN


         Our authorized capital stock consists of 50,000,000 shares of common stock, $0.03 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. As of July 20, 2001, there were 35,113,485 shares of common stock and no shares of preferred stock outstanding.

COMMON STOCK

         Subject to preferences that may be applicable to any prior rights of holders of outstanding preferred stock having prior rights as to dividends, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at times and in amounts as the Board from time to time may determine. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Cumulative voting for the election of directors is not authorized by our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.


         The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock after payment of liquidation preferences, if any, on any outstanding stock having prior rights on the distributions and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be upon payment therefor, duly and validly issued, fully paid and nonassessable.


PREFERRED STOCK

         The Board is authorized, subject to any limitations prescribed by Delaware law, to issue preferred stock in one or more series. The Board can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions thereon.


         The Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, under some circumstances, have the effect of delaying, deferring or preventing a change in control of the Company.


         We have as of the date of this proxy statement/prospectus not designated any series of preferred stock. In connection with the consummation of the merger, the Mcglen board of directors will designate a series of preferred stock to be issued in exchange for the outstanding Lan Plus preferred stock. The Mcglen preferred stock will be issued to the Lan Plus ESOP and will have terms substantially the same as the Lan Plus preferred stock.

DELAWARE ANTI-TAKEOVER LAW


         Section 203 of the Delaware General Corporation Law provides, in general, that a stockholder acquiring more than 15% of the outstanding voting shares of a corporation subject to the statute (an "Interested Stockholder") but less than 85% of the voting shares may not engage in certain Business Combinations with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to the date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

         Section 203 defines the term "Business Combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including mergers, some asset sales, some issuances of additional shares to the Interested Stockholder, transactions with the corporation which increase the proportionate interest of the Interested Stockholder, or transactions in which the Interested Stockholder receives other benefits.


         The merger with Lan Plus was approved by the Mcglen board of directors and will not cause Section 203 of the Delaware General Corporation Law to be applicable to the Lan Plus shareholders.

TRANSFER AGENT AND REGISTRAR

         Our Transfer Agent and Registrar is American Stock Transfer & Trust Company. Their address is 590 Maiden Lane, New York, New York 10007.

                     MCGLEN SHARES ELIGIBLE FOR FUTURE SALE



         Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Upon the consummation of the merger, we will have ____________ shares of common stock outstanding, of which _______________ shares of common stock will be freely tradable without restriction or further registration under the Securities Act, unless those shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act.


         The remaining ____________ shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act. These rules are summarized below.

RULE 144

         In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

         o    1% of the number of shares of common stock then outstanding; or

         o the average weekly trading volume of the common stock on the OTC Bulletin Board during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.


         Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.


         Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

RULE 701


         In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares in reliance on Rule 144, but without compliance with some restrictions, including the holding period, contained in Rule 144.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES



         Mcglen's certificate of incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability


         o for any breach of the director's duty of loyalty to us or our stockholders;

         o for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

         o    under section 174 of the Delaware General Corporation Law; or

         o for any transaction from which the director derives improper personal benefit.

         The effect of this provision is to eliminate our rights and those of our stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of his or her fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described above. The limitations summarized above, however, do not affect our ability or that of our stockholders to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of his or her fiduciary duty.


         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling our Company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, indemnification of this type is against public policy as expressed in the Securities Act and is therefore unenforceable.

         No dealer, salesperson, or other person has been authorized to give any information or to make any representations other than those contained in this proxy statement/prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this proxy statement/prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained herein is correct as of any date subsequent to the date hereof. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation.

                              BUSINESS OF LAN PLUS

GENERAL



         Lan Plus is a leading marketer of personal computers ("PCs") and related products and services. We manufacture, market and support a broad line of desktop PCs, servers and workstations used by individuals, families, businesses, government agencies and educational institutions. We also offer diversified products and services such as software, peripherals, Internet access service and support programs.


         Our strategy is to deliver the best value to our customers by offering quality, high-performance PCs and other products and services employing the latest technology at competitive prices and by providing outstanding service and support.

BUSINESS OPERATIONS

         Our business model is based on delivering turnkey drop-ship programs allowing our channel partners, such as Fingerhut and JCPenney, to market PCs with no inventory risk while maximizing our partners' and our profit. This concept, together with our flexible, build-to-order manufacturing process, enables us to achieve high inventory turnover and reduced inventory levels and allows us to rapidly incorporate new technologies and components into our product offerings.

         We have sold over one million PCs to date, and maintain a database of our customers to provide a broader range of services to these customers. We maintain a web site at http://www.Lan-Plus.com. Our Internet web site offers information about new product offerings and technical support advice. In addition, regular surveys of our customers also give us valuable marketing, service and product information. The information on our web site is not, and should not be considered to be, part of this proxy statement/prospectus and information circular.

PRODUCTS AND SERVICES

         Our PC Systems business develops, markets, manufactures, sells and supports a wide range of high performance desktop systems and network servers under the Lan Plus, Northgate, Protek, e-Pcdirect, and Netway brand names. We also sell, resell and support a variety of additional peripherals, software and services. Our systems use microprocessors manufactured by Intel Corporation and Advanced Micro Devices. We offer pre-configured PC and built-to-order systems with differing memory and storage configurations as well as various operating systems and application software. We also offer a variety of hardware components and peripherals to complement our desktop systems and network servers, including monitors, modems, graphics cards, accelerators, and CD-ROM and DVD drives. In addition, we offer numerous hardware services and e-services, many through third party service providers. Web-based support and services are available 24 hours a day, seven days a week, 365 days per year. Phone support is available 6am to 8pm PST, every day of the year.

TECHNICAL SUPPORT

         Technical support and customer service representatives respond to a variety of inquiries from customers, including questions concerning our product offerings, order status and post-installation hardware and software issues. Many inquiries are resolved over the telephone without the need to repair or replace system components. When repairs are necessary, we may ship a replacement part or system and advise our customers via telephone regarding installation.

         Alternatively, our customers may elect to ship a system directly to us for repair. Technical support services are also provided through our web site. These services enable our customers to access system-specific information and recent software updates for many of the software programs and drivers included with our systems. In addition, many of our systems are sold with system diagnostic and repair software that has been optimized for our products.

SALES AND MARKETING

         Our end-user customers are comprised primarily of small- and medium-sized businesses, governmental entities and private consumers. In general, we use similar sales and marketing approaches across all of these different customer groups, as the demand levels of the various groups respond similarly to changes in market prices and overall general economic conditions.

         We market our systems primarily through high profile business partners in retail, catalog, telemarketing, and other industries. We also sell a limited number of systems through our customer-direct relationships supported by advertising, direct mail, telephone sales, field sales representatives and through our web site.

INTERNET BUSINESS - ACCESS AND E-COMMERCE

         In April 1999, we announced a wide-ranging relationship with the Microsoft Network, Inc. (MSN) intended to accelerate distribution of each company's products and services, including joint Internet service on either Lan-Plus.com or MSN offered by Lan Plus in connection with product sales. MSN and Lan Plus also agreed to develop and market Internet and home networking appliances.

         The Internet has emerged as a global platform that allows millions of people to share information, communicate and conduct business. International Data Corporation, or IDC, estimates that there were approximately 144 million Internet users worldwide at the end of 1998 and that the number of users will grow to approximately 602 million by the end of 2003. The increased availability of compelling media content on the Internet has enabled the Internet to compete with traditional media such as television and radio for the attention of consumers and serve as an effective channel for marketing goods and services.

         The PC is the primary means by which consumers access the Internet. According to IDC, PCs accounted for approximately 95% of the access devices connected to the Internet in the United States at the end of 1998. The increase in the number of people with Internet access that was enabled by the proliferation of lower-priced PCs has fueled the growth of Internet shopping, or e-commerce.

         We are committed to refining and extending the advantages of our business model by moving even greater volumes of product sales, service and support to the Internet. The Internet provides greater convenience and efficiency to customers and, in turn, to us.

CUSTOMERS

         We develop and utilize our customer relationships to understand end-users' needs and to deliver high quality computer products and services tailored to meet those needs. For large corporate and institutional customers, we work with the customer prior to the sale to plan a strategy to meet that customer's current and future technology needs. After a sale, we begin a direct relationship with the end user by establishing customer service and technical personnel contact with the customer, often on a pro-active basis. We also establish direct relationships with small-to-medium businesses and individuals, through account representatives, telephone sales representatives or Internet contact. These direct customer relationships provide us with information about our customers' plans and requirements and enable us to weigh our customers' needs against emerging technologies.

         For the year ended December 31, 1999, approximately 75% of our gross revenues were from sales of PCs through channel partners drop-shipped to consumers. This concentration of sales allows us to maintain a low-cost infrastructure while establishing preferred vendor status with large leading retailers. We intend to continue to sell the majority of our PCs and monitors to a limited number of large customers for the foreseeable future.

         The growth in our net sales and earnings to date has resulted primarily from the sale of desktop PCs to individuals, home offices, small businesses and corporate customers, and to governmental entities and educational institutions in the U.S. market. Our sales and earnings have also grown due to the ongoing diversification of our revenue stream with the introduction and expansion of new products and services, including software, peripheral devices, Internet access and general merchandise. We believe that most of our continued growth will come from four areas: (a) the domestic consumer market, including the developing market for family-use PCs such as Internet Appliances and Home Networking; (b) businesses and institutions, including home offices, small to medium-size businesses, as well as Fortune 1000 companies, governmental entities and educational institutions; (c) the continued expansion of our general merchandise offerings; and (d) the expansion of service and product offerings to our customers, including Internet access, e-commerce, and peripherals.

MANUFACTURING

         We operate manufacturing facilities in City of Industry, California. Our manufacturing process consists of assembly, functional testing and quality control of our computer systems. We use production teams to assemble most of our desktop PCs with each member of a production team trained to do several tasks, increasing flexibility and efficiency. Testing and quality control processes are also applied to components, parts and subassemblies obtained from suppliers. Our build-to-order manufacturing process is designed to allow us to quickly produce customized computer systems and to achieve rapid inventory turnover and reduced inventory levels, which lessens our exposure to the risk of declining inventory values. This flexible manufacturing process also allows us to incorporate new technologies or components into our product offerings quickly. Each PC is shipped from our manufacturing facilities ready-for-use, with an operating system and application software already installed.

         Quality control is maintained through the testing of components, parts and subassemblies at various stages in the manufacturing process. Quality control also includes a burn-in period for completed units after assembly, on-going production reliability audits, failure tracking for early identification of production and component problems and information from our customers obtained through our direct relationships and service and support programs. Our desktop computer manufacturing operations have been assessed and certified as meeting the requirements of the International Organization for Standardization (ISO) 9002. ISO 9002 certification recognizes our compliance with international standards for quality assurance.

PRODUCT DEVELOPMENT

         Our expenditures on research, development and engineering in each of the last three years were less than 1% of net sales. We maintain close and cooperative relationships with many of our suppliers and with other technology developers. These working partnerships allow us to use our business model and build-to-order manufacturing process to deliver, on a timely and cost-effective basis, those emerging technologies that are most relevant to our customers. These relationships have also enabled us to evaluate the latest developments in PC technology and to quickly introduce new products and new product features to the market. We believe that our strong relationships with our suppliers will continue to give us access to new technology and enhance our ability to bring the latest technology to market on a timely basis. Direct relationships with our customers also enable us to obtain valuable market information, which we use to assist in developing new product offerings.

         We must evaluate, obtain and incorporate new hardware, software, storage, communications and peripherals technologies that are primarily developed by others. We take steps to ensure that new products are compatible with industry standards and that they meet cost objectives based on competitive pricing targets.

PRODUCT QUALITY, WARRANTIES AND TECHNICAL SUPPORT

         We believe PC customers have in recent years become increasingly sophisticated in their purchasing decisions, with quality and reliability becoming increasingly important. We work closely with our suppliers to develop high-quality components, manufactured to our specifications. We believe that customers judge quality by evaluating the performance and reliability of a company's products, as well as a company's ability to provide comprehensive service and support for its PCs.

         We believe product warranties are an important part of achieving customer satisfaction and maintaining our image. In general, we provide a 30-day money-back guarantee for customer returns. Shipping and handling charges to and from the customer are non-refundable. We provide competitive warranty packages on all of our manufactured products, ranging from one year to five years. In many cases, customers have the option of customizing their limited warranty to suit their particular needs.

         Our on-line support solutions combine preloaded, automated system-repairing software and online diagnostic and computer maintenance programs to deliver automated technical support for our customers.

         We provide a number of other basic technical support options to our customers through our web site, as well as through a variety of other methods, including e-mail, fax and telephone support. Many of these technical support options are available to customers without charge.

PATENTS, TRADEMARKS AND LICENSES


         We work closely with PC component suppliers and other technology developers to stay abreast of the latest developments in PC technology. We have obtained patent licenses for some technologies where these licenses are necessary or advantageous, some of which require significant royalty payments. In addition, we have entered into nonexclusive licensing agreements with Microsoft Corporation for various operating system and application software. We have also entered into various software licensing agreements with other companies.


         From time to time, other companies and individuals assert exclusive patent, copyright, trademark or other intellectual property rights to technologies or marks that are important to the technology industry or our business. We evaluate each claim relating to our products and, if appropriate, seek a license to use the protected technology. The licensing agreements generally do not require the licensor to assist us in duplicating its patented technology nor do these agreements protect us from trade secret, copyright or other violations by us or our suppliers in developing or selling these products.

COMPETITION

         The PC industry is highly competitive, especially with respect to pricing and the introduction of new products and product features. We compete primarily by expanding the total available market with flexible services, while avoiding conflict in "high volume but low profit channels".

         We compete with a number of personal computer manufacturers including Dell Computer, Inc., Gateway, Inc., Compaq Computer Corporation, Hewlett-Packard Company, International Business Machines Corporation, NEC Corporation and Toshiba Corporation, among others. These manufacturers sell their products through different combinations of national and regional distributors, dealers, value-added resellers, retail stores and through the direct channel.

         Most of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a substantially larger installed base of customers than we do. In addition, many of our competitors have nationally-known brands or well-established relationships and have extensive knowledge of our industry. Moreover, our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address consumer needs or to combine hardware product and service offerings. The introduction of low-priced PCs combined with the brand strength, extensive distribution channels and financial resources of the larger PC vendors may cause us to lose market share.

         Competitive factors in our markets include logistics, on-line technical support and services, Call Center management, OEM relationships with major component manufacturers, price, new technology, variety of products, software and features, marketing and sales capability.

SEASONALITY

         Our operating results have been subject to seasonality and to quarterly and annual fluctuations in operating results. Factors involved include new product developments or introductions, availability of components, changes in product mix and pricing and product reviews and other media coverage. Historically, our sales have increased in the third and fourth quarters due, in part, to back-to-school and holiday spending.

EMPLOYEES


         As of October 4, 2001, we had approximately 108 regular employees. We have never experienced a work stoppage due to labor difficulties and believe that our employee relations are good.

FACILITIES

         Our corporate headquarters and distribution facility is located in City of Industry, California. We lease approximately 58,000 square feet pursuant to a lease that expires in 2013, unless terminated earlier or extended. Under the terms of the lease, we make monthly payments of approximately $30,000 to our CEO, who owns the property.

GOVERNMENT REGULATION

         Our business is subject to regulation by various federal and state governmental agencies including the U.S. Federal Communications Commission, the U.S. Federal Trade Commission, Department of Justice, the U.S. Department of Commerce and the U.S. Consumer Products Safety Commission.

         Some risks of costs and liabilities related to environmental matters are inherent in our business, and our operations are subject to federal, state and local environmental regulatory requirements relating to environmental and waste management. We periodically generate and handle limited amounts of materials that are considered hazardous waste under applicable law. We contract for the off-site disposal of these materials. Our management believes our business is operated in compliance with applicable environmental regulations.

BACKLOG


         We do not believe that backlog is a meaningful indicator of sales that can be expected for any period, and there can be no assurance that the backlog at any point in time will translate into sales in any subsequent period. Levels of unfilled orders for systems fluctuate depending upon component availability, demand for some products, the timing of large volume customer orders and production schedules. Customers frequently change delivery schedules and orders depending on market conditions and other reasons.

                             MANAGEMENT OF LAN PLUS

         The following table sets forth information regarding our executive officers and directors:


         NAME              AGE     POSITION
         ----              ---     --------
         Andy Teng          46     Chairman of the Board and Chief Executive
                                   Officer
         Richard Shyu       35     President and Chief Operating Officer

         ANDY TENG has served as our Chairman of the Board and Chief Executive Officer since March 1992. From March 1992 to September 2000, Mr. Teng also served as our President. Prior to purchasing Lan Plus, Mr. Teng was the President and principal shareholder of Syntax Computers, Inc. from 1987 to 1992. >From 1985 to 1987, Mr. Teng was the President and principal shareholder of Anncoa Chemica Company. Mr. Teng holds Masters and Bachelor of Science degrees from Texas A&M University.

         RICHARD SHYU has served as our President since September 2000, and as our Vice President of Sales and Marketing since 1996. Prior to joining us in August 1992, Mr. Shyu served as the General Manager of DTC, Inc., a mainboard distributor located in Pico Rivera, California, servicing VARs, instructional buyers and regional retail chain stores for two years. From 1988 to 1990, Mr. Shyu co-owned and managed a real estate development company and also worked for Unisys Corporation designing Fault Tolerant SCSI Storage Systems for the financial industry. Mr. Shyu holds a Bachelor of Science degree in Electrical Engineering from California Polytechnic State University - Pomona and later continued his post graduate studies in Computer Engineering at the University of Southern California.

         There is no family relationship between Mr. Teng and Mr. Shyu.

                         PRINCIPAL LAN PLUS SHAREHOLDERS

         The following table sets forth information known to Lan Plus with respect to beneficial ownership of Lan Plus common stock as of October 11, 2001, by (i) each person who is known to Lan Plus to own beneficially more than 5% of the outstanding shares of Lan Plus common stock, (ii) each of Lan Plus' executive officers and directors, and (iii) all directors and officers as a group:


          NAME AND ADDRESS OF                                                    PERCENT OF OUTSTANDING SHARES OF
            BENEFICIAL OWNER                  NUMBER OF SHARES OWNED(1)                    COMMON STOCK

  Andy Teng                                           2,475,000                                52.4%
  16700 Gale Avenue
  City of Industry, CA 91745

  Richard Shyu                                          675,000                                17.6%
  16700 Gale Avenue
  City of Industry, CA 91745

  Lan Plus Employee Stock Ownership                   1,350,000(2)                             30.0%
  Program
  16700 Gale Avenue
  City of Industry, CA 91745


(1) Except as otherwise indicated and subject to applicable community property and similar statutes, the persons listed as beneficial owners of the shares of our common stock have sole voting and dispositive power with respect to those shares.


(2) Represents shares of Lan Plus common stock issuable upon conversion of 1,350,000 shares of Lan Plus preferred stock held by the Lan Plus ESOP.

                    DESCRIPTION OF CAPITAL STOCK OF LAN PLUS

         Lan Plus is authorized to issue up to 10,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value. As of October 10, 2001, there were 3,150,000 shares of Lan Plus common stock issued and outstanding held of record by one shareholder, and 1,350,000 shares of preferred stock issued and outstanding held of record by one shareholder.

         Each holder of Lan Plus common stock is entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, including the election of directors. Holders of the common stock have cumulative voting rights in the election of directors. Holders of Lan Plus preferred stock are not entitled to vote, except on matters specifically enumerated in Lan Plus' articles of incorporation, including:

         o any amendment to Lan Plus' articles of incorporation that would adversely affect the rights of the preferred stock,

         o        any increase in the authorized number of preferred shares,

         o the creation of a class of stock or other instrument having any preference or priority superior to or on parity with any preference or priority of the preferred stock, or

         o the merger of Lan Plus with another corporation if holders of the preferred stock will not receive the same number of shares of the resulting corporation with the same rights, preferences and privileges as the Lan Plus preferred stock.

         These matters require the written approval of 2/3 of the outstanding preferred stock.

         Holders of Lan Plus preferred stock are entitled to receive dividends of $1.00 per share per year out of any funds legally available therefor, payable annually in the month of May or otherwise as the board determines. After full payment of the preferred dividends, if any, holders of Lan Plus common stock are entitled to receive dividends of up to $1.00 per share per year, out of any funds legally available therefor. The holders of preferred stock and common stock share equally all dividends, if any, declared beyond those mentioned in the previous two sentences. Dividends are non-cumulative.

         In the event of the liquidation, dissolution or winding-up of Lan Plus, holders of preferred stock are entitled to receive, before any amount is paid with respect to the common stock, $1.00 per share plus any accrued but unpaid dividends or, if the assets of Lan Plus are not sufficient to pay this amount in full, a ratable share of Lan Plus' entire assets. If any assets remain after the payment to holders of the preferred stock, holders of the common stock will receive either $1.00 per share plus any accrued but unpaid dividends or, if the assets of Lan Plus are not sufficient to pay this amount in full, a ratable share of the remaining assets of Lan Plus. Holders of the preferred stock and common stock are entitled to share ratably in any assets remaining after the payment of the preferences on the preferred stock and common stock. A consolidation or merger of Lan Plus does not constitute a liquidation, dissolution or winding-up of Lan Plus.

         The preferred stock is convertible at the option of the holder into Lan Plus common stock at a rate of one share of preferred stock to one share of common stock (subject to adjustment based on any prior stock splits, dividends or distributions with respect to the common stock, or issuances of common stock or rights to acquire common stock for less than fair market value). In the event of any transfer of shares of the preferred stock to anyone other than Lan Plus or the trustee of Lan Plus' Employee Stock Ownership Plan, those shares of preferred stock are automatically converted into shares of common stock on a one-to-one basis (subject to adjustment as described above). In case of the merger of Lan Plus with another corporation, the preferred stock will be convertible into the number and type of securities or other property received by the holders of Lan Plus common stock in the merger.

                              FINANCIAL STATEMENTS

         Information in response to this item is set forth in the Financial Statements, beginning on Page F-4 of this filing.

                                 PROPOSAL NO. 1

                           AUTHORIZED SHARES AMENDMENT

GENERAL


         On _______, 2001, Mcglen's board of directors adopted resolutions recommending that the stockholders approve an amendment to our certificate of incorporation to increase the authorized common stock from 50 million to 90 million shares (the "Authorized Shares Amendment"). The text of the Authorized Shares Amendment is attached hereto as Appendix B and is incorporated herein by this reference. The relative rights and limitations of the common and preferred stock would remain unchanged after the Authorized Shares Amendment.


REASONS FOR THE AUTHORIZED SHARES AMENDMENT

         Our board of directors recommends the Authorized Shares Amendment for several reasons. We do not have sufficient authorized but unissued shares to enable us to effect the issuance of shares required by the merger with Lan Plus. Under the terms of the agreement and plan of merger, we will need to issue approximately ___________ shares of our common stock to the Lan Plus stockholders. At the effective time, there may be approximately only __________ shares of authorized but unissued shares available.


         Our board of directors further believes that is in our best interests to have additional authorized but unissued common shares available for issuance to meet business needs as they arise. Our board of directors believes that the availability of these additional shares will provide us with the flexibility to issue common stock for possible future financings, stock dividends or distributions, acquisitions, stock option plans or other proper corporate purposes which may be identified in the future by our board of directors, without the possible expense and delay of a special stockholders meeting.


EFFECT OF AUTHORIZED SHARES AMENDMENT


         The additional shares of common stock authorized by the Authorized Shares Amendment will be available for issuance at those times and for those corporate purposes as our board of directors may deem advisable, without further action by our stockholders, except as may be required by applicable law or by the rules of the NASD or any other stock exchange or national securities association trading system on which the securities may be listed or traded. Upon issuance, these shares will have the same rights as the outstanding shares of common stock. Our board of directors does not intend to issue any common stock except on terms which our board deems to be in the best interests of us and our stockholders. Any future issuance of common stock will be subject to the rights of holders of outstanding shares of any preferred stock which we may issue in the future. No preferred stock is currently outstanding.


         Although our board of directors has no present intention to issue shares of common stock in the future in order to make acquisition of control of us more difficult, future issuances of common stock could have that effect. For example, the acquisition of shares of our common stock by an entity in order to acquire control of us might be discouraged through the public or private issuance of additional shares of common stock, since such an issuance would dilute the stock ownership of the acquiring entity. Common stock could also be issued to existing stockholders as a dividend or privately placed with purchasers who might side with our board in opposing a takeover bid, thus discouraging such a bid.


         While we may consider effecting an equity offering of common and/or preferred stock in the future for the purposes of raising additional working capital or otherwise, we have no agreements or understandings with any third party to effect any offering of this kind and we cannot assure youthat we will in fact effect any offering.


         Stockholders will not have any appraisal rights under Delaware law in connection with the Authorized Shares Amendment.

                     THE BOARD OF DIRECTORS RECOMMENDS THAT
                        MCGLEN STOCKHOLDERS VOTE FOR THE
                              AMENDMENT 0F MCGLEN'S
                    CERTIFICATE OF INCORPORATION TO INCREASE
                THE NUMBER OF SHARES OF AUTHORIZED COMMON STOCK.

                                 PROPOSAL NO. 2

                             APPROVAL OF NAME CHANGE


         On __________, 2001, our board of directors adopted resolutions recommending that the stockholders approve an amendment to our Certificate of Incorporation changing our corporate name to Northgate Innovations, Inc. or another name as our board of directors deems appropriate, effective upon consummation of the merger. Because the name Northgate is well-branded and synonymous with quality products and services, our board believes that the name Northgate Innovations, Inc. will reflect the corporate image that we wish to publicly convey. Should our board, prior to the consummation of the merger, conceive of another corporate name that, in the board's view, is even more reflective of the post-merger company, the board wishes to have the flexibility to adopt that name.


                     THE BOARD OF DIRECTORS RECOMMENDS THAT
                        MCGLEN STOCKHOLDERS VOTE FOR THE
                     APPROVAL OF THE CORPORATE NAME CHANGE.

                                 PROPOSAL NO. 3

                              ADOPTION OF MCGLEN'S
                             2000 STOCK OPTION PLAN

         A proposal to approve Mcglen's 2000 Stock Option Plan ("2000 Plan") will be presented to stockholders of Mcglen at the Mcglen annual meeting. Subject to stockholder approval, the Mcglen board of directors approved the adoption of the 2000 Plan. The 2000 Plan reserves 2,000,000 shares of Mcglen's common stock for issuance in the form of incentive stock options or nonqualified stock options (collectively, "Options"). On ______________, 2001, ______________
shares of the Company's common stock were outstanding under the 2000 Plan.

         Stock options are a fundamental tool used by Mcglen and its competitors to recruit and retain key employees, directors, consultants contractors and advisors. The board of directors believes that Mcglen must continue to grant options to enable it to draw from and employ the best available talent in one of the most competitive labor markets in the United States. Consequently, the board of directors considers the adoption of the 2000 Plan to be necessary to ensure the ability of Mcglen to continue to grant options to attract and retain employees of Mcglen.

         Approval of the 2000 Plan requires the affirmative vote of the holders of record of a majority of the shares represented and voting, in person or by proxy, at the Mcglen annual meeting.

         The persons designated in the enclosed proxy will vote your shares FOR approval unless instructions to the contrary are indicated in the enclosed proxy.

         The terms of the 2000 Plan are summarized below.

PURPOSES OF THE 2000 PLAN


         The purposes of the 2000 Plan are to (i) provide a means by which selected employees and contractors of and consultants and advisors to Mcglen and any parent corporation, subsidiary corporation or affiliate of Mcglen as those terms are defined in the 2000 Plan, or any successor entity of Mcglen upon merger or consolidation, may be given an opportunity to benefit from increases in the value of the stock of Mcglen through the granting of Options, (ii) assist Mcglen in retaining the services of those individuals, (iii) secure and retain the services of persons capable of performing services for Mcglen and its affiliates, and (iv) provide incentives for those persons to exert maximum efforts for the success of Mcglen and its affiliates.


ADMINISTRATION


         The 2000 Plan is administered by the board of directors of Mcglen, unless the board of directors delegates administration of the plan to a committee of the board of directors ("Committee") composed of two or more members of the board of directors or any lesser number permitted by Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and satisfying the other requirements of the 2000 Plan, namely that the Committee members be "disinterested" for purposes of Rule 16b-3.


         The Committee (or, if none, the board of directors) has the final power to construe and interpret the 2000 Plan and the Options granted under it or shares purchased pursuant to an Option, and, subject to the provisions of the 2000 Plan and applicable laws and regulations, to determine such matters as the persons to whom Options will be granted pursuant to the 2000 Plan; when and how Options shall be granted; whether an Option will be an incentive stock option or a nonqualified stock option; and the provisions of each Option granted (which need not be identical), including the number of shares subject to the Option, the exercise price of the Option, the period during which the Option may be exercised, and all other terms and conditions of the Option.

DURATION, AMENDMENT AND TERMINATION


         The Board may at any time amend or terminate the 2000 Plan, provided, however, that no amendment or termination shall impair or alter any rights granted under the 2000 Plan prior to the amendment or termination without the written consent of the grantee of the affected rights. Any amendment of the 2000 Plan must be approved by the stockholders of Mcglen if the amendment would:


         o increase the number of shares of common stock reserved for the purposes of the 2000 Plan (other than in the context of stock splits and similar changes in capital structure of the company);

         o    extend the duration of the 2000 Plan;

         o extend the period during and over which Options may be exercised under the Plan; or

         o change the class of persons eligible to receive Options granted under the 2000 Plan except as necessary to comport with changes in the Internal Revenue Code, ERISA or associated regulations.

         Unless sooner terminated, the 2000 Plan will terminate on January 1, 2010.

ELIGIBILITY

         Incentive stock options may be granted only to employees (including executive officers and directors who are also employees) of Mcglen or any affiliate. Options other than incentive stock options may be granted to employees, contractors and consultants of, and advisors rendering bona fide services not in connection with the offer and sale of securities in a capital-raising transaction to, Mcglen or any affiliate.

STOCK SUBJECT TO THE 2000 PLAN


         Subject to certain adjustments, the stock that currently may be issued pursuant to Options granted under the 2000 Plan increase shall not exceed 2,000,000 shares in the aggregate. If Options granted under the 2000 Plan expire or otherwise terminate without being exercised, the common stock not issued under those Options shall again become available for issuance under the 2000 Plan.

TERMS OF STOCK AWARDS UNDER THE 2000 PLAN

TERMS OF STOCK OPTIONS


         The following is a description of the terms and conditions of Options permitted by the 2000 Plan. These terms and conditions may change from time to time, and the terms and conditions of separate Options need not be identical.

         EXERCISE PRICE. The exercise price for any Option granted under the 2000 Plan may not be less than the fair market value of the stock subject to the Option on the date of grant. In addition, no Option may be granted to a person who, at the time of the grant, owns stock constituting more than 10% of the total combined voting power of all classes of stock of Mcglen or of an affiliate, unless the exercise price is at least 110% of the fair market value of the stock on the date the Option is granted.


         In the event of a decline in the value of a share of Mcglen common stock, the Committee has the authority to reduce the exercise price of outstanding options, provided, however, that the new exercise price may not be less than the fair market value of the stock subject to the Option on the date the action is taken to reduce the exercise price.

         CONSIDERATION. The exercise price of options granted under the 2000 Plan must be paid in cash (by check) at the time the option is exercised or, in the sole discretion of the Committee where permitted by law: (i) by cancellation of indebtedness of the company to the optionee, (ii) by delivery of shares of common stock valued at fair market value owned by the optionee, (iii) by waiver of compensation due to the optionee for services rendered, (iv) by delivery of an irrevocable direction to a securities broker to sell shares of common stock and deliver proceeds equal to the exercise price to the company, (v) through a "margin" commitment with a securities broker under which the broker irrevocably commits to forward the exercise price directly to the company upon receipt of the shares issuable on exercise of the option, (vi) by delivery of a promissory note with such terms as the Committee requires, (vii) by any combination of the foregoing or (viii) by any other form of legal consideration acceptable to the board of directors in its discretion.

         EXERCISE PERIOD. Options granted under the 2000 Plan may be immediately exercisable or may vest upon events determined by the Committee, provided, however, that each Option must become exercisable at a rate of at least 20% per year over no more than five years from the grant date.

         TERM. The term of any Option granted under the 2000 Plan may not exceed five years. In addition, the term of any incentive stock option granted to a 10% stockholder may not exceed four years.


         TERMINATION OF OPTION. Although subject to the board of directors' discretion, optionees generally earn the right to exercise their options by remaining as employees, independent contractors or consultants to Mcglen or an affiliate. If the optionee ceases to be employed by Mcglen or an affiliate or ceases to act as an independent contractor or consultant for any reason other than death or disability, generally the optionee may exercise any vested options within 30 days of the termination date. In addition, if the optionee ceases to be employed by Mcglen or an affiliate or ceases to act as an independent contractor or consultant due to that person's death or permanent or total disability (as defined in the Internal Revenue Code), generally the optionee or the optionee's legal representative may exercise any vested shares at any time within one year of the termination.


         NONTRANSFERABILITY. An Option may not be transferred by the holder other than by will or by the laws of descent and distribution and may be exercised during the optionee's lifetime only by the optionee or a permitted transferee.

ADJUSTMENT PROVISIONS

         If the number of outstanding shares of Mcglen common stock is changed by a stock dividend, stock split, reverse stock split, combination, reclassification or similar change in the capital structure of the company without consideration, or if a substantial portion of the assets of Mcglen are distributed without consideration in a spin-off or similar transaction, to the company's shareholders, the number of shares available under the 2000 Plan and the number of Shares subject to outstanding Options and the exercise price per share of those Options shall be proportionately adjusted, subject to any required action by the company's board of directors or shareholders and compliance with applicable securities laws. If fractional shares result from this adjustment, either they will be cashed out at fair market value or the number of shares issuable under the Option will be rounded down to the nearest whole number as determined by the Committee.

         In the event of a merger or consolidation in which the company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary or where there is no substantial change in the shareholders of the corporation and the Options granted under the 2000 Plan are assumed by the successor corporation), or the sale of all or substantially all of the assets of the company, any or all outstanding Options shall be assumed by the successor corporation. The successor corporation shall substitute an equivalent option or provide substantially similar consideration to optionees as was provided to shareholders (after taking into account the existing provisions of the optionees' options such as the exercise price and the vesting schedule), and, in the case of outstanding shares subject to a repurchase option, issue substantially similar shares or other property subject to repurchase restrictions no less favorable to the optionees. If the successor corporation refuses to assume or substitute the Options as provided above, or in the event of a dissolution or liquidation of the company, the Options shall, notwithstanding any contrary terms in the individual Option grants, expire on a date specified in a written notice given by the Committee to the optionees specifying the terms and conditions of the termination. This date shall be at least 20 days after the Committee gives the written notice.


FEDERAL INCOME TAX CONSEQUENCES RELATING TO STOCK AWARDS GRANTED UNDER THE 2000 PLAN

INCENTIVE STOCK OPTIONS

         Incentive stock options under the 2000 Plan are intended to be eligible for the federal income tax treatment accorded "incentive stock options" under
Section 422 of the Code. Incentive stock options generally have the following tax consequences:

         There are generally no federal income tax consequences to the optionee or Mcglen by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may increase the optionee's alternative minimum tax liability, if any.


         If an optionee holds stock for more than two years from the date on which the option is granted and more than one year from the date on which the shares are transferred to the optionee upon exercise of the option, any gain or loss on a disposition of that stock will be long term capital gain or loss. In this event, Mcglen will not be allowed a business expense deduction with respect to the disposition of shares. However, if the optionee disposes of the stock before the expiration of either of the above-stated holding periods (a "disqualifying disposition"), at the time of disposition the optionee will realize taxable ordinary income equal to the lesser of (i) the excess of the fair market value on the date of exercise over the exercise price, or (ii) the optionee's actual gain, if any, on the purchase and sale. The optionee's additional gain or any loss upon the disqualifying disposition will be a capital gain or loss which will be long-term or short-term depending on whether the stock was held for more than one year. Slightly different rules may apply to optionees who acquire stock subject to repurchase options or who are subject to
Section 16(b) of the Securities Exchange Act of 1934.


         To the extent the optionee recognizes ordinary income by reason of a disqualifying disposition, Mcglen will be entitled (subject to the requirement of reasonableness and perhaps, in the future, the satisfaction of a withholding obligation) to a corresponding business expense deduction in the tax year in which the disposition occurs.

NONSTATUTORY STOCK OPTIONS

         Nonstatutory stock options under the 2000 Plan generally have the following federal income tax consequences:

         There generally are no tax consequences to the optionee or Mcglen by reason of the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the optionee will recognize taxable ordinary income equal to the excess of the stock's fair market value on the date of exercise over the exercise price. Generally, with respect to employees, Mcglen is required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Mcglen will be entitled to a business expense deduction equal to the taxable ordinary income recognized by the optionee. Upon disposition of stock, the optionee will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for the stock plus any amount recognized as ordinary income upon exercise of the option. Any gain or loss will be long or short term depending on whether the stock was held for more than one year. Slightly different rules may apply to optionees who acquire stock subject to repurchase options or who are subject to Section 16(b) of the Securities Exchange Act of 1934.


                             THE BOARD OF DIRECTORS
                       RECOMMENDS THAT MCGLEN STOCKHOLDERS
                     VOTE FOR THE ADOPTION OF THE 2000 PLAN

                                 PROPOSAL NO. 4


                              ELECTION OF DIRECTORS


         At the Mcglen annual meeting, the Mcglen stockholders will elect five directors of Mcglen to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified, or until any director's earlier resignation or removal. Vacancies on the board of directors and newly created directorships will generally be filled by vote of a majority of the directors then in office. The board of directors has no reason to believe that any of its nominees will be unable or unwilling to serve if elected to office and, except as described below, to the knowledge of the board of directors, each of its nominees intends to serve the entire term for which election is sought. However, should any of the nominees of the board of directors become unable or unwilling to accept nomination or election as a Mcglen director, the proxies solicited by the board of directors will be voted for another person as the board of directors may determine.


         In connection with the consummation of the merger with Lan Plus, Mcglen has agreed to establish the number of directors at seven, to elect two persons nominated by the Lan Plus shareholders to the Mcglen board of directors and to consult with Lan Plus in the selection of two directors not affiliated with management of Mcglen who are acceptable to Lan Plus.

         In voting for directors, each stockholder is entitled to cast one vote for each candidate. Stockholders are not entitled to cumulate their votes for members of the board of directors. The five nominees for election to the Mcglen board of directors who receive the greatest number of affirmative votes will be elected to the Mcglen board of directors.

         The nominees for election as directors are:

         Peter Janssen, Chair
         Mike Chen
         George Lee
         Calbert Lai
         David P. Jones

                 THE MCGLEN BOARD OF DIRECTORS RECOMMENDS A VOTE
                           FOR THE ELECTION OF EACH OF
                            THE NOMINEES NAMED ABOVE


         The names of the nominees, their ages and other information about them appears under "Management of Mcglen."

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for us by O'Melveny & Myers LLP, Irvine, California.

                                     EXPERTS


         The financial statements of the Mcglen Internet Group, Inc. as of December 31, 2000 and 1999 and for the two years then ended included in this proxy statement/prospectus and in the registration statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report (which contains an explanatory paragraph regarding the Company's ability to continue as a going concern), and are included in reliance upon the report given on the authority of the aforementioned firm as experts in auditing and accounting.

         The financial statements of Mcglen Internet Group, Inc. as of December 31, 1998 and for the year then ended included in this proxy statement/prospectus and in the registration statement have been audited by Singer Lewak Greenbaum & Goldstein LLP, independent accountants, to the extent and for the periods indicated in their report appearing elsewhere herein, and are included in reliance upon the report and upon the authority of the aforementioned firm as experts in accounting and auditing.

         The financial statements of Lan Plus Corporation as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this proxy statement/prospectus and in the registration statement have been audited by Singer Lewak Greenbaum & Goldstein LLP, independent accountants, to the extent and for the periods indicated in their report appearing elsewhere herein, and are included in reliance upon the report and upon the authority of the aforementioned firm as experts in accounting and auditing.


                              STOCKHOLDER PROPOSALS


         Mcglen stockholders who desire to present proposals pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 for possible inclusion in our proxy materials in connection with the Mcglen 2002 annual meeting of stockholders must submit these proposals in writing to Mcglen at 16700 Gale Avenue, City of Industry, California 91745, Attn: Corporate Secretary, no later than ____________.


         We advise stockholders that written notice of a stockholder sponsored proposal submitted outside of the process of Rule 14a-8 of the Exchange Act (that is, a proposal to be presented at the Mcglen 2002 annual meeting of stockholders but not submitted for inclusion in Mcglen's proxy statement) must be received by the corporate secretary before ______________, or the persons appointed as proxies in connection with the meeting will have discretionary authority to vote on the proposal.

                       WHERE YOU CAN FIND MORE INFORMATION

         Mcglen files annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Mcglen at the Securities and Exchange Commission's public reference rooms in Washington D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Mcglen's Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at "http://www.sec.gov."


         Mcglen has filed a registration statement on Form S-4 under the Securities Act with the Commission covering the Mcglen common stock to be issued pursuant to the agreement and plan of merger. As permitted by the rules and regulations of the Commission, this proxy statement/prospectus does not contain all information set forth in the registration statement and exhibits thereto, all of which are available for inspection as set forth above. For further information, please refer to the registration statement, including the exhibits thereto. Statements contained in this proxy statement/prospectus relating to the contents of any contract or other document referred to herein are not necessarily complete, and reference is made to the copy of that contract or other document filed as an exhibit to the registration statement or other document, and each statement of this type is qualified in all respects by that reference.

         All information in this proxy statement/prospectus concerning Mcglen and its affiliates has been furnished by Mcglen and all information concerning Lan Plus and its affiliates has been furnished by Lan Plus. No person is authorized to give any information or make any representation not contained in this proxy statement/prospectus and if given or made this information must not be relied upon as having been authorized. This proxy statement/prospectus does not constitute an offer to exchange or sell, or a solicitation of an offer to exchange or purchase, the securities offered hereby, or the solicitation of a proxy, in any jurisdiction in which, or to any person to whom, it is unlawful to make the offer or solicitation. Neither the delivery of this proxy statement/prospectus nor any distribution of shares of Mcglen common stock made hereunder shall, under any circumstances, create any implication that there has not been any change in the affairs of Mcglen, Mcglen Acquisition Company or Lan Plus as of any time subsequent to the date hereof.

                                           INDEX TO FINANCIAL STATEMENTS


PAGE

----
Mcglen Internet Group, Inc.

         Reports of Independent Certified Public Accountants....................................................F-2

         Consolidated Financial Statements:
         Balance Sheets as of December 31, 2000 and 1999........................................................F-4

         Statements of Operations for the Years Ended December 31, 2000, 1999 and 1998..........................F-5

         Statements of Changes in Stockholders' (Deficit) Equity for the Years
         Ended December 31, 2000, 1999 and 1998.................................................................F-6

         Statements of Cash Flows for the Years Ended December 31, 2000, 1999 and 1998..........................F-7

         Notes to Financial Statements..........................................................................F-8

         Unaudited Balance Sheets as of June 30, 2001..........................................................F-27

         Unaudited Statements of Operations for the Six Months Ended June 30, 2001 and 2000....................F-28

         Unaudited Statements of Changes in Stockholders' Deficit for the
         Six Months Ended June 30, 2001........................................................................F-29

         Unaudited Statements of Cash Flows for the Six Months Ended June 30, 2001 and 2000....................F-30

         Condensed Notes to Financial Statements...............................................................F-31

Lan Plus Corporation

         Report of Independent Certified Public Accountants....................................................F-33

         Consolidated Financial Statements:
         Balance Sheets as of December 31, 2000 and 1999.......................................................F-34

         Statements of Income for the Years Ended December 31, 2000, 1999 and 1998.............................F-35

         Statements of Cash Flows for the Years Ended December 31, 2000, 1999 and 1998.........................F-36

         Statements of Changes in Stockholders' Equity for the
         Years Ended December 31, 2000, 1999 and 1998..........................................................F-37

         Notes to Financial Statements.........................................................................F-38

         Unaudited Balance Sheets as ofJune 30, 2001...........................................................F-48

         Unaudited Statements of Income for the Six Months Ended June 30, 2001 and 2000........................F-49

         Unaudited Statements of Cash Flows for the Six Months Ended June 30, 2001 and 2000....................F-50

         Condensed Notes to Financial Statements...............................................................F-51

                                                        F-1

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Mcglen Internet Group, Inc.
City of Industry, California

         We have audited the accompanying consolidated balance sheet of the Mcglen Internet Group, Inc., as of December 31, 2000 and 1999 and the related consolidated statements of operations, cash flows and changes in stockholders' (deficit) equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Mcglen Internet Group, Inc., at December 31, 2000 and 1999, and the results of their operations and their cash flows for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.

         The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered losses from operations in 2000 and 1999, has negative working capital, and negative stockholders' equity, and needs to raise additional funds to accomplish its objectives. Management's plans are included in Note 1 to the consolidated financial statements. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO Seidman, LLP

Los Angeles, CA
March 16, 2001, except for Notes 2 and 7
which are as of March 26, 2001

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders of the Mcglen Internet Group, Inc. Tustin, California

We have audited the accompanying statements of operations, cash flows and changes in stockholders' (deficit) equity of the Mcglen Internet Group, Inc. for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Mcglen Internet Group, Inc.'s results of operations and its cash flows for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ Singer Lewak Greenbaum & Goldstein LLP

Santa Ana, CA
April 14, 1999

                           MCGLEN INTERNET GROUP, INC.
                           CONSOLIDATED BALANCE SHEETS

                                 (in thousands)

                                                                 DECEMBER 31,
                               ASSETS (Note 4)                 2000       1999
                                                             --------   --------

Current Assets:
Cash and cash equivalents                                    $     2    $   962
Accounts receivable, net of allowance for doubtful accounts
  and estimated returns of $30 and $70 in 2000 and 1999          341        558
Inventories, net (Note 1)                                        192        436
Prepaid expenses and other current assets                        210         53
Deposits (Note 1)                                                203        386
                                                             --------   --------

         Total current assets                                    948      2,395
                                                             --------   --------
Equipment, net (Note 3)                                          297        520
Intangible assets, net (Note 1)                                  252        338
Other assets (Note 1)                                             31         52
                                                             --------   --------
                                                             $ 1,528    $ 3,305
                                                             ========   ========

         LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts payable (Note 4)                                    $ 1,701    $ 1,933
Accrued expenses                                                 211        380
Capital lease obligations - current portion (Note 3)              92         97
Convertible notes payable (Note 5)                             1,092          -
Net current liabilities of discontinued operations
  (Notes 1 and 12)                                               573      1,343
                                                             --------   --------
         Total current liabilities                             3,669      3,753
                                                             --------   --------
Capital lease obligations (Note 3)                               141        216
Shares subject to rescission rights (Note 13)                    200          -
Convertible notes payable (Note 5)                               617        200
                                                             --------   --------

         Total liabilities                                     4,627      4,169
                                                             --------   --------

Commitments and contingencies (Notes 9 and 12)

Stockholders' deficit (Notes 1, 5, 7 and 12)
Preferred stock, $0.01 par value; 5,000,000 shares
  authorized, none issued or outstanding
Common stock, $0.03 par value; authorized 50,000,000
  shares, 31,895,659 in 2000, 31,733,893 in 1999 shares
  issued and outstanding                                         957        952
Additional paid in capital                                     5,119      1,628
Accumulated deficit                                           (9,175)    (3,444)
                                                             --------   --------

         Total stockholders' deficit                          (3,099)      (864)
                                                             --------   --------

                                                             $ 1,528    $ 3,305
                                                             ========   ========

         See accompanying notes to the consolidated financial statements

                                      MCGLEN INTERNET GROUP, INC.
                                 CONSOLIDATED STATEMENTS OF OPERATIONS

                                 (in thousands, except per share data)

                                                                               DECEMBER 31,
                                                                               ------------
                                                                        2000        1999        1998
                                                                     ---------   ---------   ---------
Net sales                                                            $ 30,145    $ 27,494    $ 11,525
Cost of sales                                                          27,136      25,425       9,707
                                                                     ---------   ---------   ---------
Gross profit                                                            3,009       2,069       1,818
Selling, general and administrative expenses (including $969
  and $769 of non cash compensation in 2000 and 1999)                   8,461       5,549       1,779
                                                                     ---------   ---------   ---------
Loss (income) from operations                                          (5,452)     (3,480)         39
Interest expense (income)                                                 517          31         (20)
                                                                     ---------   ---------   ---------
Loss (income) before income taxes and extraordinary item               (5,969)     (3,511)         59
Provision for income taxes (Note 6)                                         1           1           1
                                                                     ---------   ---------   ---------
Loss (income) before extraordinary item                                (5,970)     (3,512)         58
Extraordinary item, gain from retirement of debt, net of tax of $0
  (Notes 4 and 7)                                                         239           -           -
                                                                     ---------   ---------   ---------

Net loss (income)                                                    ($ 5,731)   ($  3,512)   $     58
                                                                     =========   =========   =========
Basic and diluted net loss (income) per share before
  extraordinary item                                                 ($  0.19)   ($  0.11)   $      -
                                                                     =========   =========   =========
Basic and diluted net loss per share                                 ($  0.18)   ($  0.11)   $      -
                                                                     =========   =========   =========

Weighted average shares of common stock outstanding:
         Basic and diluted                                             31,750      31,734      20,750
                                                                     =========   =========   =========

                    See accompanying notes to the consolidated financial statements

                                                 F-5

                                                    MCGLEN INTERNET GROUP, INC.
                                     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

                                                          (in thousands)


                                                                                                                          TOTAL
                                                                               ADDITIONAL               ACCUMULATED    STOCKHOLDERS'
                                                                                 PAID-IN     DEFERRED    EARNINGS         EQUITY
                                                             COMMON STOCK        CAPITAL   COMPENSATION   DEFICIT         DEFICIT
                                                             ------------        -------   ------------   -------         -------

                                                            SHARES   AMOUNT
                                                            ------   ------
Balance at January 1, 1998                                  20,000     $ 60           -              -       $ 102           $ 162
Distribution to stockholders                                                                                   (84)            (84)
Common stock issued in exchange for accounts payable           750        2        $ 73                                         75
Net income                                                                                                      58              58
                                                            ------   ------      ------         ------      ------          ------

Balance at December 31, 1998                                20,750       62          73              -          76             211

Distribution to stockholders                                                                                    (8)             (8)
Conversion of notes payable                                    200        1          19                                         20
Shares issued in acquisition of AMT Components, Inc.         4,500       14         389                                        403
Private placements prior to reverse acquisition
(Note 1)                                                       320        1         719                                        720
Deferred compensation relating to stock options                                   1,345       $ (1,345)                          -
Amortization of deferred compensation relating to
stock options                                                                                      769                         769
Stock split in connection with reverse acquisition           (284)      687        (687)                                         -
Shares issued in recapitalization (Note 1)                   3,539      106       7,384                                      7,490
Costs related to reverse acquisition transaction
(Note 1)                                                     2,010       60      (8,962)                                    (8,902)
Private placements of stock (Note 7)                           698       21       1,924                                      1,945
Net loss                                                                                                    (3,512)         (3,512)
                                                            ------   ------     -------        -------     -------         -------

Balance at December 31, 1999                                31,734      952       2,204          (576)      (3,444)           (864)

Stock returned to treasury and retired (Note 7)               (525)     (15)         15                                          -
Shares issued in guarantee of security price
     (Note 7)                                                  143        4          (4)                                         -
Conversion of notes payable (Note 7)                           113        3         109                                        112
Cashless stock options exercised                               116        4          (4)                                         -
Amortization of deferred compensation                                                              481                         481
Stock/options issued to employees                                                   394           (394)                          -
Compensation relating to stock/option/warrant grants
to consultants                                                                      387                                        387
Value of warrants issued for debt financing                                         624                                        624
Reversal of deferred compensation for cancelled
options                                                                            (218)           218                           -
Private placements of stock from Founders Pool
     (Note 7)                                                                       925                                        925
Conversion of accounts payable (Notes 4 and 7)                 315        9         838                                        847
Reversal of provision for loss on discontinued
operations (Note 12)                                                                120                                        120
Net loss                                                                                                    (5,731)         (5,731)
                                                            ------   ------      ------         ------      ------          ------

Balance at December 31, 2000                                31,896     $957   $   5,390      $    (271)  $  (9,175)      $  (3,099)
                                                            ======   ======   =========      =========   =========       =========


                                See accompanying notes to the consolidated financial statements

                                                                             F-6

                                   MCGLEN INTERNET GROUP, INC.
                              CONSOLIDATED STATEMENTS OF CASH FLOWS

                                         (in thousands)

                                                                           DECEMBER 31,
                                                                    2000       1999       1998
                                                                  --------   --------   --------
Cash flows from operating activities:
   Net loss (income)                                              ($5,731)   ($3,512)   $    58
   Adjustments to reconcile net loss to net cash used
     in operating activities:
   Depreciation and amortization                                      388        172          7
   Non cash charges relating to stock options, warrants             1,362        769          -
     and stock compensations
Common stock issued for services                                        -          -         75

   Gain on debt settlements                                          (239)         -          -
   (Decrease) increase in allowance for doubtful accounts             (40)        70          -
   (Decrease) increase in inventory reserves                          (50)        93          8
   Amortization of beneficial debt conversion feature                  85          -          -
   Changes in operating assets and liabilities:
   Accounts receivable                                                257       (278)       (92)
   Inventories                                                        294       (414)       (57)
   Prepaid expenses and other current assets                          (78)       (45)        (8)
   Deposits                                                           183       (238)      (146)
   Other assets                                                       (13)       (18)         -
   Accounts payable                                                 1,053      1,323        277
   Accrued expenses                                                  (157)       300         50
   Net current liabilities of discontinued operations                (650)         -
                                                                  --------   --------   --------

   Total adjustments                                                2,395      1,734        114
                                                                  --------   --------   --------
Net cash used in operating activities                              (3,336)    (1,778)       172
                                                                  --------   --------   --------

Cash flows from investing activities:
   Purchases of equipment                                             (59)      (209)       (40)
   Acquisition of Adrenalin                                             -        (68)
   Notes receivable - related parties                                   -        (34)
                                                                  --------   --------   --------

Net cash used in investing activities                                 (59)      (311)       (40)
                                                                  --------   --------   --------

Cash flows from financial activities:
   Borrowings under convertible notes payable                       1,609        200          -
   Borrowings under convertible notes payable - related parties         -          -        200
   Payments on convertible notes payable - related parties              -       (180)       (24)
   Proceeds from sale of stock from Founders Pool                     925          -          -
   Distributions to stockholders                                        -         (8)       (84)
   Payments on capital lease obligations                              (99)       (63)         -
   Net proceeds from sale of common stock                               -      2,665
                                                                  --------   --------   --------

   Net cash provided by financing activities                        2,435      2,614         92
                                                                  --------   --------   --------

   Net (decrease) increase in cash and cash equivalents              (960)       525        224

   Cash and cash equivalents beginning of year                        962        437        213
                                                                  --------   --------   --------

   Cash and cash equivalents end of year                          $     2    $   962    $   437
                                                                  ========   ========   ========

                 See accompanying notes to the consolidated financial statements

                                              F-7

1.       DESCRIPTION OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         DESCRIPTION OF COMPANY

         Mcglen Internet Group (Mcglen or the Company), formerly Adrenalin Interactive, Inc. (Adrenalin), was acquired by Mcglen Micro, Inc. in December 1999 through a transaction in which the stockholders of Mcglen Micro, Inc. acquired control of the Company through a reverse acquisition. As a result of the acquisition, each share of Mcglen Micro, Inc. was converted into 0.9889611 shares of the Company, with 25,485,527 shares being issued. In addition, under the terms of the acquisition agreement between the Company, Mcglen Micro, Inc., and a consulting firm, who arranged the acquisition, the consulting firm received 2,010,932 shares of common stock upon completion of the acquisition. The value of these shares has been accounted for as a cost of the recapitalization. The equity section of the balance sheet and earnings per share information have been retroactively restated to reflect the exchange ratio established in the acquisition agreement and the issuance of shares to the consulting firm.

         In connection with the acquisition, the Board of Directors of the Company adopted a formal plan to discontinue the operations of Western Technologies, Inc. (Western), the operating subsidiary of Adrenalin Interactive, Inc. that developed video games, prior to the merger with Adrenalin. To that end, the Company entered into an employment agreement with the former Vice President of Operations of Western to oversee the winding down of operations through February 15, 2000. As discussed in Note 12, the contracts to which Western was a party were either canceled, transferred to a new company started by the former Vice President of Operations of Western, or completed during the "phase-out period." Since Mcglen discontinued the operations of Western, all of the assets and liabilities of Western were written down to their net realizable value on Adrenalin's books prior to the accounting for the recapitalization in Mcglen's accounting records. The result of the recapitalization was a net liability for discontinued operations that resulted from current liabilities for Western exceeding current assets. No goodwill or other intangible asset was recorded. The costs of the transaction were charged to equity since cash was received in connection with the reverse merger. Mcglen was presented as the accounting acquirer in accordance with SAB Topic 2A(2).

         In March 1999, the Company acquired all of the assets and assumed the liabilities of AMT Components, Inc., (AMT) dba AccessMicro.com, in exchange for 4,500,000 shares of stock (pre recapitalization with Adrenalin). The purchase price of the AMT acquisition was allocated to the acquired assets based on the estimated fair values at the date of acquisition. This resulted in an excess of purchase price over net assets acquired of approximately $400,000 which has been allocated to goodwill and customer lists acquired and is being amortized on a straight-line basis over 3 to 7 years. The operating results for AMT have been included in the consolidated financial statements from the date of acquisition. At December 31, 1999, included in Other Assets was a $34,000 loan, due in 2002, from Mcglen to the former President of AMT, and currently an officer of Mcglen, with interest at 5%. This loan was repaid in 2000.

         Mcglen Internet Group, Inc. is an Internet operating company focused on creating multiple on-line business divisions targeting specific business-to-business and business-to-consumer markets. The Company offers over 120,000 computer hardware, software, and peripheral products servicing individuals, small offices/home offices, and the corporate market through its three web sites; Mcglen.com, AccessMicro.com, and Techsumer.com.

         GOING CONCERN

         The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had losses of approximately $5.7 million and $3.5 million for the years ended December 31, 2000 and 1999 and had a negative working capital of approximately $2.7 million as of December 31, 2000. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

         During 2000, the Company relied on the proceeds from short-term loans and private placement of its common stock, which aggregated approximately $2.5 million, to fund its operating requirements. The Company's management anticipates that it will need approximately $1.0 million over the next twelve months in order to fund operations. The Company intends to fund its operations in part through advances from Lan Plus Corporation through the consummation of the planned merger with that company, and believes that Lan Plus has sufficient resources to fund the Company's operations indefinitely after completion of the merger. If the merger with Lan Plus does not close, and the Company is not able to find alternate funding, the Company will be forced to severely curtail or stop its operations.

         Current monthly negative cash flow is approximately $75,000. In order to reduce negative cash flows the Company has recently taken the following steps: The Company has terminated one lease on an excess facility, and intends to have all facility leases terminated by January 2002. The Company has consolidated operations with Lan Plus Corporation, and currently occupies Lan Plus' facility, for which the Company makes nominal rent payments. The Company has reduced its advertising costs, credit card processing fees, IR and consulting fees, which in the aggregate has improved cash flow currently by $30,000 per month (with an additional $10,000 per month reduction beginning July
2001). The Company has also reduced staffing by 5% in the last two months, and anticipates further staffing reductions when the Company's call center moves to Lan Plus' facility in or prior to July 2001. In addition, several operating leases have recently terminated, improving the Company's cash flow by approximately $5,000 per month.

         PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Mcglen Micro, Inc. and Western Technologies, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.

         CASH EQUIVALENTS

         All highly liquid investments purchased with an original maturity of three months or less are considered cash equivalents.

         REVENUE RECOGNITION


         For all items sold by the Company, whether those items are shipped from the Company's own facility or drop shipped by a third party, the Company:


         a) is the principal in the transaction (that is, the Company processes the credit card, assumes any risk of fraud on the credit card transaction and often takes the order over the phone or via the Internet);
         b) takes title to the products once they are shipped from the drop-ship vendors, such that risk of loss passes to the Company, and the Company is solely responsible for fulfilling the ordered product;
         c) has the risks and rewards of ownership (for example, if there is a chargeback from a credit card or a bad debt from an open account customer the Company suffers the loss, pays the cost of shipping directly and refunds the customer for any returned product); and
         d)       does not receive any commission or fee.

         With respect to paragraph 8 of EITF 99-19, the Company bears the inventory risk for all of its product. However, these risks are mitigated to some extent by the warranties provided by Mcglen's vendors, although these warranties are limited in some cases, for example, CPU's and memory. The majority of CPU's and memory that the Company purchases carry a 30-day warranty. As such, if a customer returns a defective item to the Company 31 days after the Company buys the goods from its supplier, the Company takes the inventory loss. The Company does not have any rights from any of its vendors, on drop ship product or items purchased and held in inventory, to return unsold product, or receive price protection on products purchased. The Company maintains an allowance for potential slow-moving, obsolete, or damaged inventory items that cannot be returned to vendors and may have to be sold below current fair market value.

         The Company sells only off-the-shelf software available from any major supplier of computer or office products, and as such is not subject to the provisions of SOP 97-2.

         ACCOUNTING FOR SHIPPING AND HANDLING REVENUE, FEES AND COSTS

         The Company classifies amounts billed for shipping and handling as revenue in accordance with EITF Issue 00-10 "Accounting for Shipping and Handling Fees and Costs." Shipping and handling fees and costs are included in cost of sales.

         INVENTORIES

         The Company accounts for inventory under the first-in first-out method. Inventory is carried at lower of cost or market realization. The Company had reserves of $51,000 and $101,000 for lower of cost or market, and potential excess and obsolete inventory at December 31, 2000 and 1999.

         MERCHANDISE RETURN POLICY

         Merchandise sold by the Company carries the return policy of the manufacturer of the merchandise. The Company provides for allowances for estimated future returns at the time of shipment to the customer based on historical experience.

         DEPOSITS


         Deposits represent funds held by credit card processing companies as security for potential credit card charge backs against the Company. These funds can be held up to 180 days subsequent to the termination of activity between the Company and the processor.


         EQUIPMENT

         Equipment is stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are stated at cost and amortization is computed using the straight-line method over the shorter of the useful life of the asset or the term of the lease.

SOFTWARE DEVELOPMENT COSTS

         In accordance with SOP 98-1 and EITF 00-2, internal and external costs incurred to develop internal-use computer software are expensed during the preliminary project stage and capitalized during the application development stage. Capitalized software development costs are amortized over three years. As of December 31, 2000, there was $264,000 capitalized software development costs, net of accumulated amortization of $143,000.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

         The Company reviews intangible assets and equipment for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In the event the sum of the expected undiscounted future cash flows resulting from the use of the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded.

ADVERTISING COSTS

         Advertising costs are charged to expense as incurred. Advertising expense was $1,777,000, $905,000, and $221,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

INCOME TAXES

         The Company follows the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements and tax returns.

Deferred tax assets and liabilities are determined based upon the difference between the financial statement and tax bases of assets and liabilities, using the enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized.

STOCK-BASED COMPENSATION

         The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 which requires disclosure of the compensation cost for stock-based incentives based on the fair value at grant date for awards. The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees."

NET LOSS PER SHARE

         Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding during the reported periods. Diluted net loss per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised. During the years ended December 31, 2000 and 1999, 1,303,000 and 2,107,000 options and 1,945,000 and 493,000 warrants, respectively, to purchase common shares, and other commitments to issue common stock, were anti-dilutive and have been excluded from the weighted average share computation. No options or warrants were outstanding at December 31, 1998.

CONCENTRATION OF CREDIT RISK


         Financial instruments that potentially subject the Company to a concentration of credit risk consist of accounts receivable from individuals and merchants, and deposits held by credit card processing companies, located in the United States. Sales are generally made through credit cards and are pre-approved. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectability of accounts receivable and potential credit losses. These losses have been immaterial.


CONCENTRATION OF SUPPLIERS

         The Company is dependent upon key distributors for merchandise. For the years ended December 31, 2000, 1999 and 1998, one distributor accounted for approximately 23.8%, 34.9% and 75.0%, respectively, of total purchases.

NEW ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which the Company adopted in 2000. SFAS No. 133 requires the Company to record all derivatives on the balance sheet at fair value. The Company does not currently engage in hedging activities and the adoption of this standard had no effect on its financial statements.

         In December 1999, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin (SAB) No.101, "Revenue Recognition in Financial Statements." SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in the financial statements field with the SEC. The SEC subsequently released SAB 101B, which delayed the implementation of SAB 101 for registrants with fiscal years that began between December 16, 1999 and March 15, 2000. The adoption of SAB 101 has not had a material effect on the financial position, results of operations or cash flows of the Company for the year ended December 31, 2000.

         In March 2000, the Financial Accounting Standards Board (FASB) issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, the Interpretation of APB No. 25 (FIN 44)." FIN 44 is intended to clarify certain problems that have arisen in practice since the issuance of APB No. 25. The effective date of FIN 44 was July 1, 2000. The provisions of FIN 44 apply prospectively, but also cover certain events occurring after December 15, 1998 and after January 12, 2000. The adoption of FIN 44 has not had a material effect on the current and historical consolidated financial statements.

         In March 2000, the Emerging Issues Task Force (EITF) of the FASB issued EITF 00-2, "Accounting for Web Site Development Costs." EITF 00-2 provides guidance on how an entity should account for costs involved in such areas as planning, developing software to operate a web site, graphics, content and operating expenses. EITF 00-2 is effective for web site development costs incurred in fiscal quarters beginning after June 30, 2000. The Company adopted EITF 00-2 during the year ended December 31, 2000, and all amounts associated with the Company's web sites were recorded in accordance with EITF 00-2.

ACCOUNTING FOR COMPREHENSIVE INCOME

         SFAS No. 130, "Reporting Comprehensive Income" ("FAS 130") establishes standards for reporting and displaying comprehensive income and its components in the Company's consolidated financial statements. The Company does not currently engage in activities that require it to report comprehensive income and the adoption of this standard had no effect on its financial statements.

FAIR VALUE OF FINANCIAL INSTRUMENTS

         The Company's balance sheets include the following financial instruments: cash, accounts receivable, accounts payable, accrued expenses, capital lease obligations and convertible notes payable. The Company considers the carrying value of cash, accounts receivable, accounts payable, and accrued liabilities in the financial statements to approximate fair value for these financial instruments because of the relatively short period of time between origination of the instruments and their expected realization. Based on borrowing rates currently available, the fair value of the Company's financial instruments generally approximate their fair values at December 31, 2000 and 1999.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could differ from those estimates.

RECLASSIFICATIONS

         Certain reclassifications have been made to the December 31, 1999 and 1998 financial statements to conform to the December31, 2000 presentation.

2.       MERGER WITH LAN PLUS CORPORATION AND PRIOR BUSINESS COMBINATIONS


         On October 11, 2000, the Company entered into an agreement and plan of merger with Lan Plus Corporation (Lan Plus). Lan Plus is a manufacturer of both private-label and branded turnkey computer solutions and services, with over nine years of operating history. On March 21, 2001, the Company entered into an amended and restated merger agreement that, among other things, eliminated most conditions to closing contained in the original merger agreement. On June 18, 2001 the merger agreement was amended to extend the deadline for completing the merger to September 30, 2001 and on September 28, 2001, the deadline was extended to October 31, 2001. At the closing of the merger, Lan Plus shareholders will receive a number of shares such that the Lan Plus shareholders will own (a) a majority of shares of the post merger combined entity plus (b)
1.9 million additional shares and other shares based upon on liabilities and assets at the closing date and other adjustments.


         The merger is subject to customary closing conditions, including shareholder and regulatory approval. Management anticipates the merger closing in the first half of 2001.

         Andy Teng, founder, Chairman and Chief Executive Officer of Lan Plus, will become the Chief Executive Officer and Chairman of the Board of the combined company. Richard Shyu, currently President and Chief Operating Officer of Lan Plus, will become President of the combined company. Both were added to the Board of Directors in March 2001. Grant Trexler, currently Mcglen's Chief Financial Officer, will become Chief Financial Officer of the combined company. Two of Mcglen's founders, Mike Chen and Alex Chen, will assume management positions within the new company.


         In December 2000, the Company signed an interim operating agreement with Lan Plus Corporation whereby the two companies would share some facilities, staff and other resources, co-market certain products, and combine other operations where beneficial to both entities. The Company subsequently moved its operations, except for its call center, to Lan Plus' facility. Mcglen purchased approximately $300,000 of merchandise from Lan Plus in 2000 and had an accounts payable balance to Lan Plus of approximately $75,000 at December 31, 2000.


         As discussed in Note 1, the Company acquired all the assets of AMT Components, Inc. in March 1999. The following unaudited pro forma combined results of operations for the Company for the years ended December31, 1999 and 1998 assumes that the AMT acquisition was completed on January 1, 1998:

                                        DECEMBER 31, 1999     DECEMBER 31, 1998
                                        -----------------     -----------------

         Net sales                        $ 29,379,000          $ 16,160,000
         Gross profit                     $  2,292,000          $  2,282,000
         Loss (income) before taxes       ($ 3,542,000)         $    191,000
         Net loss (income)                ($ 3,542,000)         $    188,000
         Net loss (income) per share      ($      0.11)         $       0.01

3.       EQUIPMENT

         Equipment consists of the following at December 31:

                                                 2000           1999
                                              ----------     ----------

         Computer hardware and equipment      $ 371,000      $ 338,000
         Computer software                      326,000        291,000
         Other                                    6,000         12,000
                                              ----------     ----------
                                                703,000        641,000
            Less accumulated depreciation
              and amortization                 (406,000)      (121,000)
                                              ----------     ----------
                                              $ 297,000      $ 520,000
                                              ==========     ==========

         Mcglen leases equipment, computer hardware and software under capital leases. The following is a summary of this equipment at December 31, 2000:

         Computer hardware                                   $ 293,000
         Computer software                                     132,000
                                                             ----------
                                                               425,000
            Less accumulated depreciation                     (247,000)
                                                             ----------

                                                             $ 178,000
                                                             ==========

         The following is a schedule of future minimum payments required under capital leases, together with their estimated present values as of December 31, 2000:

         2001                                                $ 101,000
         2002                                                   77,000
         2003                                                   54,000
         2004                                                   18,000
                                                             ----------
         Total minimum lease payments                          250,000
         Less amount representing interest                     (17,000)
                                                             ----------
         Present value of minimum lease payments               233,000
         Current portion                                       (92,000)
                                                             ----------
                                                             $ 141,000
                                                             ==========


         Some of these leases are personally guaranteed by the majority stockholders of the Company.


4.       LINES OF CREDIT

         At December 31, 1999, Mcglen had a $500,000 and a $1 million line of credit with two finance companies to finance purchases from two of the Company's primary suppliers. The lines of credit provided for borrowings secured by substantially all of the Company's assets. Amounts owed under these lines were included in accounts payable at December 31, 1999. The $500,000 line contained covenants that required Mcglen to maintain a minimum level of tangible net worth (as defined). In December 2000, the Company made a $200,000 payment on the outstanding balance under this line and issued 275,000 shares of common stock to satisfy the remaining outstanding balance. In addition, the Company issued a warrant, valued at approximately $10,000, to purchase 137,500 shares of its common stock at a price of $0.26 per share to the lender. This warrant expires in December 2001. The Company recorded a gain of approximately $126,000 as forgiveness of debt associated with this transaction, determined by determining the amount payable at the time of the negotiation of the repayment and subtracting (a) the amount of funds remitted as a partial payment to the debtor ($200,000), (b) the value of the stock received by the debtor based upon the market price of the Company's stock on the date of the transaction, (c) costs incurred to complete the transaction (direct funds paid out to assist in negotiating the settlement as well as stock provided to the entity funding the partial payment, at current market price), less (d) the value of the warrant.

         During October 2000, the Company repaid $200,000 of the other line and converted $344,000 of accounts payable into common stock at $1.00 per share, issuing 344,000 shares of common stock from the Founders Pool (see Note 7). In connection with this conversion, the Company also repriced warrants it had previously granted to this supplier at exercise prices of $4.13 to $5.50 per share to $1.00 per share. The Company recorded a gain of approximately $41,000 as forgiveness of debt associated with this transaction.


         On April 26, 2000, the Company entered into a $24 million equity line of credit and Common Stock Purchase Agreement with Plumrose Holdings Inc. Because of subsequent declines in the Company's stock price, the Company was unable to draw upon the equity line without a waiver of some trading price and volume requirements by Plumrose, and in January 2001 the parties mutually agreed to terminate the agreement. In connection with the signing of the agreement, we issued to Plumrose a warrant to purchase 100,000 shares of our common stock at an exercise price of $1.875, which was the closing bid price of our common stock on the trading day prior to the closing date of the agreement. Plumrose may exercise this warrant on a "cashless exercise" basis to the extent that the average of the high and low trading prices per share of common stock issuable upon exercise of the warrants on the trading day immediately preceding the date of exercise exceeds the aggregate exercise price for the shares as to which the warrants are being exercised. This warrant was still outstanding as of December 31, 2000.

         The Company valued the warrant at approximately $90,000 on the date of grant using a Black-Scholes pricing model for the single warrant approach with the following assumptions: risk-free interest rate of 5.8%, volatility factor of the expected market price of the Company's common stock of 75%, an expected life of the warrants of 1.5 years from the grant date, and a dividend yield of zero. The fair value of the Company's common stock at the date the transaction was entered into was $2.16 per share. Using these assumptions, the Company recorded a deferred charge of approximately $90,000 in May 2000 and recorded non-cash interest expense on a straight-line basis over the life of the warrant, until January 2001, at which time the agreement was mutually terminated.

5.       CONVERTIBLE SUBORDINATED DEBT AND NOTES PAYABLE

         Mcglen is obligated under the following at December 31:


                                                                                                    2000          1999
                                                                                                ------------  -----------
         Convertible notes payable to two individuals, dated June 18, 1999. Interest payable    $   100,000   $  200,000
         at 10% per annum. Notes and accrued interest were due December 18,
         2000. One Note was converted to common stock during the year. The remaining note is convertible at $2.00 per share and is currently in default.

         Convertible notes payable to three individuals, dated March 15, 2000. Interest             109,000            -
         payable at 10% per annum.  Notes and accrued interest were due September 30, 2000.
         Notes were converted to common stock in February 2001, see Note 13.

         Convertible note payable to a group of investors, dated December 28, 2000. Interest        200,000            -
         payable at 10% per annum. Notes and accrued interest were converted to common stock in March 2001, see Note 13.

         Convertible note payable to AMRO, dated March 12, 2000. Interest payable quarterly       1,500,000            -
         beginning June 1, 2000 at 10% per annum. $508,000 of the note, plus accrued interest of $40,000, was converted to common stock in February
         2001, see Note 13. AMRO has agreed to convert the remaining outstanding principal into common stock at $0.32 per share, see Note 13.
                                                                                                ============  ===========

                                                                                                  1,909,000      200,000

         Less current portion                                                                    (1,092,000)    (200,000)
                                                                                                ------------  -----------
                                                                                                $   817,000   $        -
                                                                                                ============  ===========

         The Company has held preliminary discussions with the lender of the $100,000 note that is currently in default in an attempt to arrange the conversion of the amount owing on the note for shares of the Company's common stock. However, the parties have to date not reached agreement on a mutually-acceptable conversion rate. Because the Company is in default, it is subject to a penalty of $6,000 per month and the maximum interest rate allowable by applicable law. The Company has accrued these expenses in its financial statements.

         In September 2000, the Company received a $120,000 loan from Lan Plus Corporation. This loan was repaid in October 2000 through the proceeds of a private placement of common stock, as discussed in Note 7 below.

6.       INCOME TAXES

         Prior to March 1999, Mcglen elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code for federal and California Franchise tax reporting purposes. Accordingly, results of operations of Mcglen for the period ended March 15, 1999 are reported on Mcglen's stockholders' income tax returns.

         At December 31, 2000 and 1999, Mcglen had deferred tax assets of approximately $5.6 million and $3.0 million resulting from the operating loss carryforward. However, based upon uncertainties regarding Mcglen's realization of this asset in future years, a valuation allowance has been provided for the full amount of the deferred tax asset. Income taxes in 1999 and 2000 represent the minimum California franchise taxes.

         As of December 31, 2000, Mcglen had federal and state net operating loss carryforwards of approximately $14.5 million and $9.5 million, respectively. The net operating loss carryforwards will expire at various dates beginning in 2012 through 2020 for federal purposes and 2002 through 2005 for state purposes, if not utilized. Utilization of the net operating loss carryforwards is subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation will result in the expiration of net operating loss carryforwards prior to utilization.

7.       STOCKHOLDERS' EQUITY AND RELATED PARTY TRANSACTIONS

         PRE-MERGER MCGLEN FINANCINGS

         In December 1998, two individuals related to Mcglen's majority shareholders loaned the Company $200,000 as evidenced by convertible promissory notes. In March 1999, these individuals converted $20,000 of these loans into 200,000 shares of the Company's common stock per terms of the original notes and fair market value in December 1998. The remainder of the loans were repaid. No gain or loss was recognized upon conversion of the debt.

         In September 1999, Mcglen entered into an agreement with Pacific Rim Access to raise $720,000, net of commission. Pursuant to the Pac Rim Agreement, Mcglen sold 320,000 shares of common stock for $2.50 per share, its fair market value at the time of sale.

         In September 1999, Mcglen entered into an agreement with Redstone Securities whereby Redstone would sell up to 750,000 shares of Mcglen's common stock at $2.50 per share, its market price at the time of the agreement. Immediately prior to the Merger and in connection with this Agreement, Mcglen sold 660,000 shares of common stock for $2.50 per share in a private placement pursuant to Rule 506. Redstone received a commission equal to 10% of the gross proceeds of the offering; the net proceeds to the Company were $1,350,000.

         PRE-REVERSE ACQUISITION (MERGER) ADRENALIN FINANCING

         In July 1999, Adrenalin received an irrevocable commitment from an investor to purchase $750,000 of common stock upon the completion of the Merger. The $750,000 was placed into escrow until the SEC approved the proxy statement soliciting the consent of the Company's shareholders for the Merger and was released upon the closing of the Merger, in December 1999, 138,090 shares of Mcglen common stock were issued at $5.43 per share, based upon the Closing Bid Price on the second day after the merger was completed divided by 110%.

         The investor also received a three-year warrant to purchase 29,000 shares of common stock at an exercise price of $4.843 per share and an additional three-year warrant to purchase 14,000 additional shares of common stock at an exercise price of $6.79 per share. Pursuant to the provisions of SFAS No. 123, the Company valued the warrants issued to the investor at the date of grant using a Black-Scholes pricing model for the single warrant approach with the following assumptions: risk-free interest rate of 5.8%, volatility factor of the expected market price of the Company's common stock of 50%, an expected life of the warrants of 3 years from the grant date, and a dividend yield of zero. As these warrants were issued prior to the merger, all costs associated with the warrants were recorded as a reduction to additional paid in capital.

         This financing agreement allowed for repricing rights if Mcglen's stock price dropped below certain prices as defined in the agreement. The buyer exercised its repricing rights in January and April 2000 and received an additional 143,000 shares of the Company's common stock.

         DILLOW & DILLOW FINANCING

         On December 22, 2000, the Company entered into a financing agreement with Dillow & Dillow, Inc. Under the agreement, Dillow & Dillow introduced the Company to lenders that loaned us $700,000, less fees and expenses. The first $200,000 under the convertible promissory notes was advanced on December 28, 2000. The promissory notes for the loans were secured by a first priority security interest on all of our assets, and were converted into 2.8 million shares of the Company's common stock on March 21, 2001, at a conversion price of $0.25 per share. These shares were issued from the Founders Pool; see discussion of Founders Pool below. The agreement provided Dillow & Dillow with a one-year warrant to purchase one share of our common stock for every eight shares of our common stock issued to lenders under the financing agreement, for a maximum of 350,000 shares, at exercise prices between $0.30 and $0.75. In addition, Dillow & Dillow received a finders fee equal to 10% of any loan or investment proceeds under the agreement, half payable in cash and half payable in stock at a price of $0.25 per share. The Company has paid Dillow & Dillow $47,000 in cash and 140,000 shares of common stock in connection with this financing. Pursuant to the provisions of SFAS No. 123, the Company valued the warrants issued to Dillow

& Dillow at the date of grant using a Black-Scholes pricing model for the single warrant approach with the following assumptions: risk-free interest rate of 5.8%, volatility factor of the expected market price of the Company's common stock of 50%, an expected life of the warrants of 2 years from the grant date, and a dividend yield of zero. The fair value of the Company's common stock at the date the transaction was entered into was $0.23 per share. Using these assumptions, the Company recorded approximately $12,000 of expense related to this financing in 2000.

         CONVERSION OF NOTES PAYABLE

         In June 1999, an individual loaned the Company $100,000 as evidenced by a convertible promissory note. The note bore interest at 10%, matured in December 2000, and contained a conversion option to convert the note into shares of the Company's stock at $2.50 per share. In September 2000, the Company renegotiated the conversion feature to a conversion price of $1.00 per share and the note and accrued interest were converted into 112,000 shares of common stock. As the renegotiated conversion price was above the market price of the Company's common stock at the time of conversion, the Company did not record additional expense related to this transaction pursuant to SFAS Interpretation No. 44.

         FOUNDERS POOL

         In August 2000, the Company entered into an agreement with Mcglen's Founders, Alex Chen, Mike Chen, and George Lee, to provide up to 10 million shares of their stock, or approximately one-half of their current holdings, to assist the Company in raising capital to fund its operations, growth, and development of Mcglen, and mergers and acquisitions.

         The Founders have made these shares available for an eighteen-month period and shares not used for permitted purposes at the end of that period will be retained by the Founders. As such, all shares within the Pool are considered to be outstanding for purposes of computing weighted average shares outstanding. Under the agreement, the Founders are entitled to receive a fee equal to 5% of the amount of cash raised by the Company using the shares included in the pool.


         In August 2000, the Company provided some consultants 735,000 shares of common stock from the Founders Pool. Mcglen recognized $344,000 in non-cash compensation related to the stock provided to consultants based upon its market value on the date of grant.

         In August 2000, the Company also issued 150,000 shares of common stock to some employees for nominal consideration. Mcglen recorded deferred compensation of approximately $206,000 for the aggregate differences between the market price of the Company's common stock on the date of issuance and the amounts the employees had to pay for the stock. These amounts are being charged to operations on a straight line basis over the two year vesting period, $119,000 in 2000. The Company recorded a credit of $466,000 to additional paid in capital related to the above transactions.


         PRIVATE PLACEMENT OF STOCK FROM FOUNDERS POOL


         In October 2000, the Company sold 2,060,000 shares of common stock from the Founders Pool in a private placement and received proceeds of $925,000, less costs of approximately $60,000 associated with the sale. Lan Plus Corporation received approximately 727,000 shares of common stock in this private placement at a price of $0.6875, the market price on the date the Company and Lan Plus signed their definitive merger agreement. The remaining shares were sold to three investors at $0.375 per share and the Company also issued warrants to purchase an additional 667,000 shares at an exercise price of $1.00 per share to these investors. David Jones, a director of the Company, purchased 533,000 shares of common stock and received a warrant to purchase 267,000 shares of common stock at $1.00 in this private placement.


         Pursuant to the provisions of SFAS No. 123, the Company valued the warrants issued to the investors at the date of grant using a Black-Scholes pricing model for the single warrant approach with the following assumptions: risk-free interest rate of 5.8%, volatility factor of the expected market price of the Company's common stock of 135%, an expected life of the warrants of 2 years from the grant date, and a dividend yield of zero. Using these assumptions, the Company reduced additional paid in capital by $340,000 for this financing.

         Included in accounts payable at December 31, 2001, was $25,000 payable to Mr. Chen and Mr. Lee related to this transaction.

         OPTION GRANT BY FOUNDERS TO EMPLOYEES

         In August 2000, George Lee and Mike Chen granted options to purchase 300,000 shares of common stock to two employees for nominal consideration. The Company recorded non-cash compensation and a credit to additional paid in capital for $187,500, the difference between the exercise price of the options and the market price of the Company's common stock on the date of grant, $0.625 per share.

         SETTLEMENTS OF ACCOUNTS PAYABLE

         In October 2000, the Company converted approximately $553,000 in accounts payable to common stock at $1.00 per share. The market price of the Company's common stock was $0.875 at the time of conversion. In connection with this transaction, the Company issued 553,000 shares of common stock from the Founders Pool and recorded a gain of approximately $69,000 (the difference between the market price and the conversion price) as forgiveness of debt. The Company also recorded an increase to additional paid in capital of $484,000 relating to this transaction based upon the number of Founders shares distributed multiplied by the market price of $0.875 per share.

         In October 2000, the Company repaid $200,000 of an account payable line of credit and converted $322,000 of accounts payable into common stock at $1.00 per share. The market price of the Company's common stock was $0.875 at the time of conversion. In connection with this transaction, the Company issued 322,000 shares of common stock from the Founders Pool and recorded a gain of approximately $40,000 (the difference between the market price and the conversion price) as forgiveness of debt. The Company also recorded an increase to additional paid in capital of $282,000 relating to this transaction based upon the number of Founders shares distributed multiplied by the market price of $0.875 per share.

         In October 2000, in connection with the conversion of $322,000 of accounts payable under one of the Company's lines of credit, the Company repriced warrants it had previously granted to a supplier at exercises prices of

$4.13 to $5.50 per share to $1.00 per share. At the time of repricing, the warrant was valued at approximately $27,000 using a Black-Scholes pricing model for the single warrant approach with the following assumptions: risk-free interest rate of 5.8%, volatility factor of the expected market price of the Company's common stock of 100%, an expected life of the warrants of 1.5 years from the repricing date, and a dividend yield of zero. The fair value of the Company's common stock at the repricing date was $1.00 per share. The Company did not record an additional charge for the warrant repricing as the increase in the value of the warrant due to the repricing was nominal.


         In December 2000, the Company made a $200,000 payment on the outstanding balance of $425,000 of an account payable. The Company also issued 315,000 shares of common stock to satisfy the remaining outstanding balance. In addition, the Company issued a warrant, valued at approximately $10,000, to purchase 137,500 shares of its common stock at a price of $0.26 per share to the lender. This warrant expires in December 2001.

         Pursuant to the provisions of SFAS No. 123, the Company valued the warrant at the date of grant using a Black-Scholes pricing model for the single warrant approach with the following assumptions: risk-free interest rate of 5.8%, volatility factor of the expected market price of the Company's common stock of 100%, an expected life of the warrants of 1 year from the grant date, and a dividend yield of zero.

         The Company also recorded an increase to common stock and additional paid in capital of $9,000 and $72,000, respectively, relating to this transaction, based upon the 315,000 shares of common stock issued at the conversion price of $0.1719 per share, and $25,000 of costs associated with the transaction.

         The Company recorded a gain of approximately $125,000 as forgiveness of debt associated with this transaction. The gain was calculated as the amount owed less: a) the amount of funds remitted as a partial payment to the lender ($200,000); b) the value of the stock received by the lender based upon the number of shares issued and the market price of the Company's common stock on the date of the transaction; c) costs incurred to complete the transaction; and
d) less the value of the warrant.

         CONSULTING AGREEMENT WITH PETER JANSSEN ASSOCIATES

         In May 2000, we entered into a consulting agreement with Peter Janssen Associates, or PJA, a technology consulting firm of which Peter Janssen, our Chairman of the Board, is President. Pursuant to the agreement, PJA provides us with business and strategic planning, sales marketing, channel marketing and related services. The agreement has been extended until March 31, 2001. PJA currently receives $25,000 per month for its services. In addition, pursuant to the agreement PJA received 500,000 shares of our common stock, which were distributed to three principals of PJA, including Mr. Janssen, who received 225,000 of these shares. The 500,000 shares were issued from the Founders Pool. As such, the Company recorded a charge to compensation expense of approximately $344,000 in the third quarter of 2000 relating to the fair market value ($0.6875 per share) of these shares with a corresponding entry to additional paid in capital, included in non cash compensation of the statement of shareholders equity. Moreover, the agreement provides for future stock incentive payments in specified circumstances: upon successful completion of financings aggregating no less than $2 million, we will grant to PJA an additional 250,000 shares, and upon the closing of a sale or merger of Mcglen that results in a change in control (including our proposed transaction with Lan Plus), the Company will pay PJA an additional 1,250,000 shares. No other consideration will be paid to PJA upon closing of the merger. If the merger with Lan Plus does occur, the combined entity's pro forma goodwill will be increased by the fair market value of the shares paid to PJA at the closing date with a corresponding credit for approximately $75,000 to common stock and a credit to additional paid in capital for the difference between fair market and par values of the 1,250,000 shares issued. The agreement is terminable by us upon thirty days' notice from the first day of any month, but if the agreement terminates or expires during a discussion with a third party introduced by PJA concerning capital raising or a sale/merger and we subsequently complete the transaction under discussion with that party within one year of the agreement termination date, PJA will receive the stock incentive payment for that transaction.

         STOCK SETTLEMENT AGREEMENT

         In August 2000, the Company entered into an agreement with an advisor to the Company whereby the advisor agreed to give back to the Company approximately 492,000 shares of the Company's common stock held by the advisor in exchange for a settlement and mutual release of any claims relating to the remaining 250,000 shares held by the advisor and issued under a consulting agreement between the Company and the advisor. These shares were then retired by the Company.

         WARRANTS

         In August 2000, the Company entered into a consulting agreement with Global Integrated Business Solutions (Global) whereby the Company would provide Global a warrant to purchase 20,000 shares of the Company's common stock, at $0.20 per share, for each month Global conducted investor relations services for Mcglen. The Company issued 120,000 warrants, valued at approximately $72,000, under this agreement in 2000.

         Pursuant to the provisions of SFAS No. 123, the Company valued the warrant issued to Global at the date of grant using a Black-Scholes pricing model for the single warrant approach with the following assumptions: risk-free interest rate of 5.8%, volatility factor of the expected market price of the Company's common stock of 139%, an expected life of the warrants of 3 years from the grant date, and a dividend yield of zero.

         In September 2000, the Company entered into consulting agreements with two individuals who assisted Global in identifying prospective investors and investor relations services. In connection with these agreements, the Company issued warrants to purchase 110,000 shares of the Company's common stock, at $1.00 per share, with 50% vesting upon grant of the warrants and 50% vesting January 15, 2001. The warrants were valued at $38,000 using the same assumptions for SFAS No. 123 discussed in the previous paragraph.

         Warrant activity for the years ended December 31, 2000 and 1999 is as follows:

                                                               NUMBER         WARRANT PRICE     WEIGHTED AVERAGE
                                                              OF SHARES         PER SHARE        PRICE PER SHARE
                                                              ---------         ---------        ---------------
Outstanding at January 1, 1999                                        -                    -              -
Issued in connection with private placements                     71,000       $1.98 to $6.17          $3.65
Issued in connection with                                       379,000       $4.08 to $5.44          $4.37
Assumed in connection with acquisition                           43,000               $18.00         $18.00
                                                              ----------     ----------------        -------
Outstanding at December 31, 1999                                493,000      $1.98 to $18.00          $5.46
Issued in connection with private placements                    667,000                $1.00          $1.00
Issued in connection with subordinated debt agreements          572,000       $0.30 to $2.32          $2.13
Issued in connection with accounts payable conversions          138,000                $0.26          $0.26
Issued in connection with consulting agreement                  170,000       $0.20 to $1.00          $0.62
                                                              ----------     ----------------        -------
Outstanding and exercisable at December 31, 2000              2,040,000      $0.20 to $18.00          $1.79
                                                              ==========     ================         ======

         In 1996, Adrenalin closed an initial public offering of common stock and warrants. In connection with the offering, the investment banker received, for nominal consideration, five year warrants to purchase 43,333 shares of common stock (which are included in the table above).

NON-PLAN OPTIONS

         The Company has granted non-qualified options to some employees and directors of the Company to purchase common stock. The terms of the options provide for vesting, over a 1 to 3-year period, except for options to purchase 183,000 shares of common stock which vested upon completion of the Company's reverse acquisition with Adrenalin in 1999.

         At December 31, 2000 and 1999, there were 831,665 non-plan options outstanding and exercisable at prices that ranged from $0.75 to $15.00 per share and a weighted average exercise price of $3.05 per share. In February 2001, we repriced 237,000 non-plan options held by the former CEO of the Company from $1.875 per share to $0.50 per share. Upon repricing, these options were immediately exercised, see Note 13.

         Adrenalin entered into an agreement with a consultant in August 1999 to perform market consultation and corporate finance services. In consideration for the services to be performed by the consultant, the Company granted 500,000 stock options with exercise prices between $2.50 and $5.00 per share, included in the paragraph above.

         EMPLOYEE STOCK OPTION PLANS

         The Company accounts for its stock option plans using the intrinsic value method under Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees. Terms and conditions of the Company's option plans, including exercise price and the period in which options are exercisable, generally are at the discretion of the Board of Directors; however, no options are exercisable for more than 10 years after date of grant.

         In 1999, Mcglen granted stock options to attract and retain key employees. In connection with the grant of options to employees Mcglen recorded deferred compensation of $1,345,000 for the aggregate differences between the exercise price of the options at their date of grant and the fair market value for accounting purposes of the common shares subject to these options.

         In August 2000, Mike Chen and George Lee, two of Mcglen's founders, granted options to purchase 300,000 shares of the Company's common stock to two employees for nominal consideration. The Company recorded the difference between the fair value of the Company's stock at the time of grant and the exercise price of the options, approximately $130,000, as compensation expense.

         The Company recognized approximately $481,000 and $769,000 in compensation expense for the years ended December 31, 2000 and 1999, respectively, relating to these options and grants.

         In February 2000, the Board of Directors of Mcglen approved the 1999 Stock Option Plan (the 1999 Plan) for issuance of common stock to eligible participants. The Plan provides for the granting of incentive stock options and non-qualified stock options. Options generally expire after 10 years.

         The following table summarizes employee stock option plan activity:

                                                            OPTIONS OUTSTANDING
                                                            -------------------
                                                                                  WEIGHTED
                                                 NUMBER            PRICE        AVERAGE PRICE
                                                OF SHARES        PER SHARE        PER SHARE
                                                ---------        ---------        ---------
Options granted                                 3,194,000      $0.10 to $3.63        $0.54
Assumed in connection with acquisition             92,000      $0.66 to $3.28        $1.77
Options forfeited                              (1,179,000)              $0.10        $0.10
                                              ------------     ---------------       ------
Outstanding December 31, 1999                   2,107,000      $0.10 to $3.63        $0.91
Options granted                                   837,000      $0.88 to $1.60        $1.17
Cashless options exercised                       (116,000)
Options forfeited                              (1,449,000)     $0.94 to $3.63        $1.01
                                              ------------     ---------------       ------
Outstanding December 31, 2000                   1,379,000      $0.10 to $1.60        $0.62
                                              ============     ===============       ======

         The following table summarizes information about Mcglen's stock options outstanding at December 31, 2000:

                                       OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                                       -------------------                        -------------------
                                             WEIGHTED
                                             AVERAGE         WEIGHTED           NUMBER            WEIGHTED
                            NUMBER           REMAINING       AVERAGE        EXERCISABLE AT        AVERAGE
     RANGE OF           OUTSTANDING AT      CONTRACTUAL      EXERCISE        DECEMBER 31,         EXERCISE
  EXERCISE PRICE      DECEMBER 31, 2000      LIFE (YRS)        PRICE             2000              PRICE
  --------------      -----------------      ----------        -----             ----              -----
           $0.10           583,000              4.0            $0.10           583,000             $0.10
            1.25           475,000              4.5             1.25           394,000              1.25
    0.88 to 0.98           283,000              4.5             0.95           217,000              0.95
            1.60            38,000              4.3             1.59            22,000              1.59
  ---------------        ----------             ---            -----         ----------            -----
  $0.10 to $1.60         1,379,000              4.3            $0.62         1,216,000             $0.65
  ===============        ==========             ===            =====         ==========            =====

         Pro forma information regarding net loss and net loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock purchase plan and employee stock options granted under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model for the single option approach with the following assumptions: risk-free interest rate of 6.8%, volatility factor of the expected market price of the Company's common stock of 150%, an expected life of the options of 2 years from the grant date, and a dividend yield of zero. The average fair value of options at the date of grant was $1.17 per share during 2000.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to pro forma net loss over the options' vesting period. The Company's historical and pro forma information follows:

                                                                         DECEMBER 31, 2000      DECEMBER 31, 1999
                                                                         -----------------      -----------------
Net loss before extraordinary item                    As reported             ($5,970,000)           ($3,512,000)
                                                      Pro forma               ($6,097,000)           ($4,293,000)
Net loss                                              As reported             ($5,731,000)           ($3,512,000)
                                                      Pro forma               ($5,858,000)           ($4,293,000)
Basic and diluted EPS before extraordinary item       As reported                  ($0.19)                ($0.11)
                                                      Pro forma                    ($0.19)                ($0.14)
Basic and Diluted EPS                                 As reported                  ($0.18)                ($0.11)
                                                      Pro forma                    ($0.18)                ($0.14)

         There were no options outstanding during 1998.

         OTHER TRANSACTIONS

         In December 2000, the Company entered into a settlement and release agreement with Deutsche Financial Services Corporation, or DFS, pursuant to which DFS agreed to settle the Company's outstanding debt of approximately $425,000 in exchange for a cash payment of $200,000 and a grant of 35,000 shares of the Company's common stock. In addition, DFS exercised its warrant to purchase 275,000 shares of the Company's common stock for $0.341 per share, with the aggregate exercise price being applied against the Company's debt, and the Company issued an additional warrant for 137,500 shares of common stock at $0.341 per share as required by DFS's warrant upon its exercise. See Note 4 above for an explanation of the accounting treatment for this transaction.

         In consideration of its role as placement agent in the financing transaction between the Company and AMRO International, S.A., the Company issued to Ladenburg Thalmann & Co. Inc. a warrant to purchase up to 49,660 shares of the Company's common stock at any time between April 17, 2000 and April 17, 2002 for an exercise price of $2.0137. The Company booked the value of the warrant as computed under FAS 123 and recorded the cost as a financing charge.

         The Company issued warrants to Keiji Miyagawa as a commission for his assistance with (a) the private placement of common stock by the Company in September 1999, prior to Mcglen's reverse merger with Adrenaline Interactive, Inc., and (b) arranging the borrowing by the Company of $200,000 in June 1999. The Company booked the value of the warrant as computed under FAS 123 and recorded the cost as a financing charge in 1999.


         Synnex Information Technologies, Inc. entered into an alliance with Mcglen Micro in May 1999, pursuant to which Synnex granted to Mcglen Micro open account terms on up to $1,000,000 in trade payables and provided Mcglen Micro with favorable pricing terms on products Synnex distributes in the United States. In connection with this agreement, Mcglen Micro issued to Synnex a warrant to purchase up to $1 million of Mcglen Micro's common stock at the price of $4.1719 per share, or 239,699 shares. The warrant was fully vested and non-forfeitable when issued. The Company booked the value of the warrant, as computed under FAS 123, and recorded the cost as a charge of approximately $20,000 to cost of sales in 1999. The fair value for this warrant was estimated at the date of grant using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 6.8%, volatility factor of the expected market price of the Company's common stock of 55%, an expected life of the options of 3 years from the grant date, and a dividend yield of zero. This agreement was terminated in October 2000 when Synnex agreedto convert the amounts owed by Mcglen into common stock. The stock issued upon conversion was from the Founders Pool. The Company accounted for the conversion by reducing accounts payable for the amount owed Synnex and recording a corresponding credit to additional paid in capital based upon the market price of the common stock issued, as well as recording an extraordinary gin of $41,000 for the difference between the market price and the conversion price.

         In connection with a financing pursuant to a purchase agreement to sell $2,000,000 of common stock to Escalade Investors, LLC, the Company issued to Escalade two three-year warrants to purchase a total of 43,134 shares of common stock in 1999. Adrenalin booked the value of the warrants, as computed under FAS 123, as a reduction to paid in capital prior to its merger with Mcglen in December 1999.

         STOCK SPLITS

         On April 30, 1999, the Board of Directors of the Company approved a 10 for 1 stock split. All common shares and per share data have been retroactively adjusted to reflect the stock split.

8.       SEGMENT INFORMATION

         In 1998, the Company adopted Statement of Financial Accounting Standards No. 131 "Disclosure about Segments of an Enterprise and Related Information" (SFAS No. 131). SFAS No. 131 requires companies to report financial and descriptive information about its reportable operating segments, including segment profit or loss, certain specific revenue and expense items, and segment assets, as well as information about the revenues derived from the Company's products or services, the countries in which the company earns revenues and holds assets, and major customers. SFAS No. 131 also requires companies that have a single reportable segment to disclose information about products and services, information about geographic areas, and information about major customers. SFAS No. 131 requires the use of the management approach to determine the information to be reported. The management approach is based on the way management organizes the enterprise to assess performance and make operating decisions regarding the allocation of resources. It is management's opinion that the Company has only one reportable segment, has no concentration of customers in one specific geographic area within the United States and does not have any major customers, as defined.

9.       COMMITMENTS AND CONTINGENCIES

         The Company leases its office facilities and equipment under non-cancelable operating leases that provide for minimum annual rentals and escalations based on increases in real estate taxes and other operating expenses. Minimum annual operating lease commitments at December 31, 2000, excluding those facilities acquired in the merger with Adrenalin, were $132,000 and payable as follows: 2001 - $70,000, 2002 - $48,000, and 2003 - $14,000.

         Rent expense was $135,000, $90,000, and $42,000 for the years ended December 31, 2000, 1999 and 1998, respectively. In January 2000, the Company agreed to lease additional warehouse and office space; this lease was terminated in December 2000 with the Company agreeing to pay two additional months rent. In March 2000, the Company agreed to sub-lease a portion of the facility previously occupied by Western to its former Vice President. The sub lease is $7,000 per month and has been extended through September 2001, at which time there is an option to extend the sub-lease for an additional six months. In May 2000, the Company agreed to sub-lease a portion of the facility previously occupied by Western to a third party. The sub lease is $13,000 per month through the end of the original lease term.

         The Company paid transaction-based compensation to Dillow & Dillow in connection with their introducing it to accredited investors who invested in the Company. The introductions resulted in the sale of securities in interstate commerce. The investors introduced by Dillow & Dillow were SOMA Fund IX, LLC, Hippo Holdings, LLC, Kohl Concerns, LLC, Revel Holdings, Inc. and The Vertigo Fund LLC. Since Dillow & Dillow is not a registered broker dealer and received transaction-based compensation in connection with the introductions, the staff of the Securities and Exchange Commission has indicated to the Company that the receipt of these payments by Dillow & Dillow may be inconsistent with the registration provisions of Section 15 of the Securities Exchange Act of 1934, as amended. If these payments are determined to be inconsistent with Section 15, then under Section 29 of the Securities Exchange Act any or all of the following may be applicable:

         o the Company's obligations to pay a fee to Dillow & Dillow may be voidable;

         o the investors purchasing securities in the transaction may have the right to void the contract as a nullity and the right to rescind their purchase of our securities, which would require the Company to repay the $700,000 that they invested; and

         o        the Company may be subject to regulatory action.

         The Company has entered into employment agreements with various officers for periods of three to five years. These agreements require the Company to pay annual salaries of approximately $350,000 and are generally terminable with three to twelve months' severance pay.

10.      SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                                                      2000          1999
1998
                                                                                      ----          ----
----
Cash paid during the year ended December 31:
   Interest                                                                         $409,000       $21,000            -
   Income taxes                                                                        2,000         2,000       $2,000
Non-cash investing and financing activities:
   Equipment acquired under capital lease obligations                                 18,000       376,000            -
   Discount on convertible debt                                                      166,000             -            -
   Repayment of note receivable through payroll reduction                            (34,000)            -            -
   Payment of accounts payable through issuance of convertible note payable          200,000             -            -
   Conversion of convertible notes payable and accrued interest to equity            112,000             -            -
   Conversion of convertible notes payable - related parties to equity                     -        20,000            -
   Conversion of accounts payable to equity                                          847,000             -       75,000
   Net current liabilities of discontinued operations assumed in connection
     with acquisition of Adrenalin                                                  (120,000)    1,343,000            -

11.      FOURTH QUARTER ADJUSTMENTS

         In the fourth quarter of 1999, the Company recorded net adjustments that increased its net loss by approximately $981,000. These adjustments primarily consist of $250,000 write-off of various accounts receivable, $167,000 write-off of inventory, recording $101,000 of inventory reserves, recording $43,000 amortization of goodwill for the AMT acquisition, $344,000 of non-cash compensation expense, and other accruals of $76,000.

         In October 1999, the Company issued options at less than fair market value to some officers of Mcglen. In accordance with APB 25, the Company recorded compensation expense for those options that were vested on the date of the grant and the portion of the options that vested in the fourth quarter. The Company also recorded deferred compensation for the unvested component of these option grants. These employees left the Company during 2000 and the unamortized portion of the deferred compensation was credited to additional paid in capital at that time. These charges were recorded as a selling, general and administrative expense.

         During the summer of 1999, Mcglen increased its open account sales. This resulted in a substantial increase in accounts receivable at September 30, 1999. By the end of the fourth quarter, it became apparent that many of these customers were not creditworthy since they had not paid their outstanding bills. At that time, management made the determination that these accounts were uncollectible and wrote off the receivables. These charges were recorded as a selling, general and administrative expense.

         During the summer of 1999, the Company implemented a new software system for all phases of its operation. The system was completely implemented by December 1999. As a part of implementing the inventory management component of the software, management determined that some inventory was not valued at the lower of cost or market. Therefore, an allowance of approximately $101,000 was required to write-down the inventory to its fair market value in accordance with Chapter 4 of ARB43. Prior to the implementation of the new software, management was not aware of the need to write-down the inventory values on hand. Additionally, while implementing the new inventory management system, management determined that there were items recorded on the Company's accounting records at incorrect quantities and prices. As a result, the Company wrote off approximately $167,000 in inventory. Management could not determine whether the inventory variances occurred during the fourth quarter or earlier in the year. These charges were recorded in cost of goods sold.

         During the fourth quarter of 1999, management determined that it had incorrectly used the pooling of interests method for its acquisition of AMT Components, Inc. Therefore, management reversed the prior accounting for the transaction and recorded an intangible asset for the excess of the fair value of the Company's common stock over the net assets acquired from AMT (in accordance with APB 16 and APB 17). The intangible asset, goodwill, is being amortized over a five-year life. In accordance with SFAS 121 and SAB 100, the intangible asset was reviewed for impairment at December 31, 1999 and 2000, and was not considered to be impaired. These amortization charges were recorded as a selling, general and administrative expense.

         Finally, during the fourth quarter management determined that some accruals relating to vacations and allowances for sales returns had previously not been recorded by the Company. Management determined that the amount of accrual that related to periods prior to September 30, 1999, was immaterial to the net loss and equity at that date.


12.      DISCONTINUED OPERATIONS

         Upon consummation of the reverse acquisition, the Board of Directors of Mcglen adopted a formal plan to discontinue the operations of Western Technologies, Inc. (Western). Western is a wholly owned subsidiary of the Company and was acquired as part of the reverse acquisition between Adrenalin Interactive, Inc. and Mcglen Micro, Inc. The Company fulfilled two of the software development contract obligations being conducted by Western in April 2000. The other two contracts were terminated. An additional contract was assigned to Western's former Vice President of Operations for completion, releasing Mcglen from any further contractual liability. However, Mcglen is still responsible for any product liability issues that may arise from the two completed contracts.

         Mcglen accounted for the reverse acquisition as a recapitalization in accordance with generally accepted accounting principles. As a result, Mcglen has been shown as the acquirer for accounting purposes and the net liabilities of Adrenalin and Western have been recapitalized as net liabilities of discontinued operations on Mcglen's balance sheet.

         The assets and liabilities of Western are included in the accompanying consolidated balance sheet as of December 31, 2000 and 1999 are as follows:

                                                        2000            1999
                                                        ----            ----
         Current assets:
              Cash                                                      $17,000
              Accounts and other receivables                              6,000
              Prepaid expenses and other assets         $10,000          69,000
              Costs in excess of billings                               394,000
                                                     -----------    ------------
         Total current assets                            10,000         486,000
                                                     -----------    ------------

         Current liabilities:
              Accounts payable and accrued
                liabilities                              17,000         557,000
              Other liabilities                               -         143,000
              Notes payable                             396,000         479,000
              Loss on disposal                          170,000         650,000
                                                     -----------    ------------
         Total current liabilities                      583,000       1,829,000
                                                     -----------    ------------

         Net current liabilities                      ($573,000)    ($1,343,000)
                                                     ===========    ============

         Included in notes payable for Western at December 31, 2000 and 1999, is a $396,000 note to a finance company, interest only, at prime plus 3.5% (10.5% at December 31, 2000). This note was personally guaranteed by the Company's former CEO and his wife, was secured by a Second Trust Deed on their residence and was due January 30, 2001. This note was settled in February 2001, see Note 13.

         Information relating to the operations of Western for the years ended December 31, 1999 and 1998 is as follows:

                                                                  1999             1998
                                                                  ----             ----
         Net revenue                                          $ 3,234,000      $ 2,525,000
         Expenses                                               6,272,000        4,660,000
                                                              ------------     ------------
         Loss from discontinued operations                     (3,038,000)      (2,135,000)
         Loss from disposal of Western Technologies, Inc.      (2,864,000)               -
                                                              ------------     ------------
         Net loss                                             ($5,902,000)     ($2,135,000)
                                                              ============     ============

         Information for 2000 was not material and therefore has not been presented. Included in Western's 1999 net loss are write-offs of patents, goodwill, and property and equipment of $2,020,000, $1,579,000, and $217,000, respectively.

13.      SUBSEQUENT EVENTS (UNAUDITED)


         In January 2001, Mcglen was notified by AMRO of their conversion of $508,000 of its note, plus accrued interest of $40,000, into 3,445,710 shares of Mcglen common stock at a conversion price of $0.1586 per share pursuant to their note agreement. In February 2001, AMRO agreed to convert the remaining balance and accrued interest into common stock at $0.32 per share upon closing of the Company's merger with Lan Plus, subject to specified conditions.

         In January and February 2001, the Company received the remaining $500,000 investment under the Dillow & Dillow financing, net of fees. In March 2001, the $200,000 of convertible subordinated debt that the Company received in December 2000, as well as the additional $500,000 received under this agreement were converted into 2,800,000 shares of Mcglen common stock. However, since the holders of these notes may have the right to rescind their investment under Sections 15 and 29 of the Securities Act of 1934, the accompanying financial statements do not reflect the conversion of these notes to equity. All of the shares issued to the note holders were from the Founders Pool.

         In February 2001, the Company amended its prior agreements with two of its suppliers whereby the suppliers canceled their stock price guarantees by the Company on common stock that had been converted from past due accounts payable balances owing to the suppliers. One supplier received the right to an additional 190,000 shares of common stock if the Company's common stock does not trade at or above $1.00 per share for ten consecutive days during the 90-day period following the completion of the merger between Mcglen and Lan Plus Corporation.

         Also in February 2001, the Company negotiated settlement agreements with several of its vendors on past due accounts payable. The Company will record a gain of approximately $345,000 as a result of these settlements. In addition, one vendor received 231,000 shares of stock and a warrant to purchase 50,000 shares of the Company's stock at $0.50 per share. This warrant expires in February 2004. Lan Plus advanced the Company approximately $250,000 to pay these settlements and the settlement discussed in the paragraph below.

         On February 15, 2001, the Company reached an agreement with the former CEO of Adrenalin Interactive, Inc., and a finance company that held a $396,000 note, personally guaranteed by the former CEO and his wife and secured by a second trust deed on their residence, whereby the Company paid $100,000 of the note, repriced 237,000 options held by the former CEO from $1.875 per share to $0.50 per share, which he immediately exercised, and expenses in the amount of $15,000. The Company was then released from the remaining balance of the note for which the Company will record an extraordinary gain of approximately $271,000. Mcglen also issued a warrant to purchase 100,000 shares of the Company's common stock at $0.50 per share to the former CEO. This warrant expires in February, 2004.

         In February 2001, the Company received notice from several individuals of their conversion of $109,000 of convertible notes payable, accrued interest of $10,000, and late fees and penalties of approximately $12,000 into common stock pursuant to their note agreements. The accrued interest, late fees and penalties are included in accrued liabilities at December 31, 2000. As a result of these conversions, the Company issued 267,000 shares of common stock and warrants to purchase 133,000 shares of common stock at an exercise price of $1.00 per share. These warrants expire in February 2004.

                           MCGLEN INTERNET GROUP, INC.
                           CONSOLIDATED BALANCE SHEETS

                                 (in thousands)


                          ASSETS                        JUNE 30,   DECEMBER 31,
                                                          2001         2000

                                                        --------     --------
Current Assets:                                        (unaudited)


 Cash and cash equivalents                              $    106      $     2
 Accounts receivable, net of allowance for doubtful
   accounts and estimated returns of $20 at June 30,
   2001 and $30 at December 31, 2000                         378          341
 Inventories                                                 204          192
 Prepaid expenses and other current assets                   123          210
 Deposits                                                    103          203
                                                         --------     --------
               Total current assets                          914          948
                                                         --------     --------
Equipment, net                                               146          297
Intangible assets                                            221          252
Other assets                                                  19           31
                                                         --------     --------
                                                         $ 1,300      $ 1,528
                                                         ========     ========

 LIABILITIES AND STOCKHOLDERS' DEFICIT
 Current Liabilities:
 Accounts payable                                        $   942      $ 1,701
 Accrued expenses                                            307          211
 Line of credit                                               90            -
 Advances from Lan Plus                                      696            -
 Capital lease obligations - current portion                  91           92
 Convertible notes payable                                 1,092        1,092
 Net current liabilities of discontinued operations          120          573
                                                         --------     --------
               Total current liabilities                   3,338        3,669
                                                         --------     --------
 Capital lease obligations                                    94          141
 Shares subject to rescission rights                         700          200
 Convertible notes payable                                     -          617
                                                         --------     --------

               Total liabilities                           4,132        4,627
                                                         --------     --------

 Stockholders' deficit:
 Preferred stock, $0.01 par value; 5,000 shares
   authorized, none issued or outstanding                      -            -
 Common stock, $0.03 par value; authorized 50,000
   shares, 35,851 in 2001 and 31,895 in 2000 shares
   issued and outstanding                                  1,075          957
 Additional paid in capital                                5,954        5,119
 Accumulated deficit                                      (9,861)      (9,175)
                                                         --------     --------

               Total stockholders' deficit                (2,832)      (3,099)
                                                         --------     --------
                                                         $ 1,300      $ 1,528
                                                         ========     ========

    See accompanying condensed notes to the consolidated financial statements

                                      MCGLEN INTERNET GROUP, INC.
                                 CONSOLIDATED STATEMENTS OF OPERATIONS

                                              (unaudited)

                                 (in thousands, except per share data)


                                                                                 JUNE 30,      JUNE 30,
                                                                                   2001          2000
                                                                                ----------    ----------
Net sales                                                                       $  10,593     $  19,064

Cost of sales                                                                       9,357        17,179
                                                                                ----------    ----------

Gross profit                                                                         1,236         1,885

Selling, general and administrative expenses

(including $159 and $200 amortization of deferred
compensation for the six months ended June 30, 2001 and
2000, respectively)                                                                 2,371         3,975
                                                                                ----------    ----------

Loss from operations                                                               (1,135)       (2,090)

Interest expense                                                                      190            79
                                                                                ----------    ----------

Loss before income taxes and extraordinary item                                    (1,325)       (2,169)

Extraordinary item, gain from retirement of debt, net of tax of $0                    639

Provision for income taxes                                                             (-)           (-)
                                                                                ----------    ----------


                                                                                ----------    ----------

Net loss                                                                        ($    686)    ($  2,169)
                                                                                ==========    ==========

Basic and diluted net loss per share before extraordinary item                  ($   0.04)    ($   0.07)
                                                                                ==========    ==========
Basic and diluted net loss per share                                            ($   0.02)    ($   0.07)
                                                                                ==========    ==========

Weighted average shares of common stock outstanding:
         Basic and diluted                                                         34,862        31,877
                                                                                ==========    ==========

                    See accompanying notes to the consolidated financial statements

                                                 F-28

                                               MCGLEN INTERNET GROUP, INC.
                                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                       (unaudited)

                                                     (in thousands)


                                                                          ADDITIONAL                                       TOTAL
                                                                            PAID-IN       DEFERRED      ACCUMULATED    STOCKHOLDERS'
                                                        COMMON STOCK        CAPITAL     COMPENSATION      DEFICIT         DEFICIT
                                                        ------------        -------     ------------      -------         -------

                                                      SHARES    AMOUNT
                                                      ------    ------
Balance at January 1, 2001                            31,896     $957        $5,390          ($271)        ($9,175)        ($3,099)
Conversion of notes payable                            3,722      111           540                                           $651
Exercise of stock options                                233        7            (7)                                              -
Conversion of accounts payable to common    stock,
shares issued from Founders Pool                                                104                                           $104
Reversal of deferred compensation for cancelled
options                                                                         (14)            14                               -
Amortization of deferred compensation                                                          198                            $198
Net loss                                                                                                      (686)           (686)
                                                      ------   ------        ------         ------          ------          ------
Balance at June 30, 2001                              35,851   $1,075        $6,013           ($59)        ($9,861)        ($2,832)
                                                      ======   ======        ======         ======        ========        ========



                             See accompanying notes to the consolidated financial statements

                                                          F-29

                                         MCGLEN INTERNET GROUP, INC.
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 (unaudited)

                                               (in thousands)


                                                                                         JUNE 30,
                                                                                     2001         2000
                                                                                    ---------    ---------
Cash flows from operating
activities:
   Net loss                                                                         ($  686)     ($2,169)
   Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation and amortization                                                        179          185
   Non cash charges relating to stock options, warrants and stock compensation          224          313
   Gain on debt settlements                                                            (639)           -
   Decrease in allowance for doubtful accounts                                           10            -
   Amortization of beneficial debt conversion feature                                    51            -
   Changes in operating assets and liabilities:
   Accounts receivable                                                                  (47)        (184)
   Inventories                                                                          (12)         (33)
   Prepaid expenses and other current assets                                             37          (64)
   Deposits                                                                             100         (320)
   Other assets                                                                          12           (7)
   Accounts payable                                                                    (267)         485
   Accrued expenses                                                                      86          (75)
   Net current liabilities of discontinued operations                                  (182)        (511)
                                                                                   ---------    ---------
   Total adjustments                                                                   (448)        (211)
                                                                                   ---------    ---------
Net cash used in operating activities                                                (1,134)      (2,380)
                                                                                   ---------    ---------

Cash flows from investing activities:
   Other assets - note receivable - related party                                         -           (2)
   Purchases of equipment                                                                 -          (41)
                                                                                   ---------    ---------
Net cash used in investing activities                                                     -          (43)
                                                                                   ---------    ---------

Cash flows from financing activities:
   Advances from Lan Plus Corporation                                                   696            -
   Borrowings under convertible notes payable                                           500        1,609
   Borrowings under line of credit                                                       90           90
   Payments on capital lease obligations                                                (48)         (44)
                                                                                   ---------    ---------
Net cash provided by financing activities                                             1,238        1,655
                                                                                   ---------    ---------

   Net increase (decrease) in cash and cash equivalents                               7,104         (768)

   Cash and cash equivalents beginning of period                                          2          962
                                                                                   ---------    ---------
  Cash and cash equivalents end of period                                          $    106     $    194
                                                                                   =========    =========

         The Company paid $138 and $53 for interest and $1 and $2 for taxes, during the six months ended June 30, 2001 and 2000, respectively.

Non-cash investing and financing activities:                                 June 30, 2001     June 30, 2000
                                                                             --------------    --------------
         Conversion of convertible notes payable to equity                             $20                 -
         Non cash exercise of stock options                                             $7                 -
         Conversion of accounts payable to equity                                     $104                 -

                       See accompanying notes to the consolidated financial statements

                                                    F-30

                           MCGLEN INTERNET GROUP, INC.
              CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       BASIS OF PRESENTATION


         The consolidated interim financial statements include the accounts of Mcglen Internet Group, Inc. (a Delaware corporation) and its wholly owned subsidiaries (the "Company") and have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Some information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to these regulations. These financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2000.

         In the opinion of management, the accompanying financial statements contain all adjustments necessary to present fairly the financial position of the Company at June 30, 2001 and 2000, and the results of operations and cash flows for the six months ended June 30, 2001 and 2000. The results of operations for the interim periods are not necessarily indicative of the results of operations for the full year.


2.       OVERVIEW AND RECENT DEVELOPMENTS


         Mcglen Internet Group, Inc. is an Internet operating company focused on creating multiple on-line business divisions targeting specific business-to-business and business-to-consumer markets. The Company offers over 80,000 computer hardware, software, and peripheral products servicing individuals, small offices/home offices, and the corporate market through its three web sites; Mcglen.com and AccessMicro.com.

         On October 11, 2000, the Company entered into an agreement and plan of merger with Lan Plus Corporation (Lan Plus). Lan Plus is a manufacturer of both private-label and branded turnkey computer solutions and services, with over nine years of operating history. On March 21, 2001, the Company entered into an amended and restated merger agreement that, among other things, eliminated most conditions to closing contained in the original merger agreement. The merger agreement was amended in June 2001 to extend the deadline for completing the merger to September 30, 2001 and extended in September 2001 to close by October 31, 2001. At the closing of the merger, Lan Plus shareholders will receive a number of shares such that the Lan Plus shareholders will own (a) a majority of shares of the post merger combined entity plus (b) 1.9 million additional shares and other shares based upon the liabilities and assets at the closing date and other adjustments.

         The merger is subject to customary closing conditions, including shareholder and regulatory approval. Management anticipates the merger closing in October or Novemberber 2001.

         Andy Teng, founder, Chairman and Chief Executive Officer of Lan Plus, will become the Chief Executive Officer and Chairman of the Board of the combined company. Richard Shyu, currently President and Chief Operating Officer of Lan Plus, will become President of the combined company. Both were added to the Board of Directors in March 2001. Grant Trexler, currently Mcglen's Chief Financial Officer, will become Chief Financial Officer of the combined company. Two of Mcglen's founders, Mike Chen and Alex Chen, will assume management positions within the new company.

         In December 2000, the Company signed an interim operating agreement with Lan Plus Corporation whereby the two companies would share some facilities, staff and other resources, co-market some products, and combine other operations where beneficial to both entities. The Company subsequently moved its operations, except for its call center, to Lan Plus' facility. Mcglen purchased approximately $ $2.1 million of merchandise from Lan Plus during the six months ended June 30, 2001 and had an accounts payable balance to Lan Plus of approximately $524,000 at June 30, 2001. In addition, Lan Plus has advanced Mcglen approximately $696,000 as of June 30, 2001 which will be converted to stock at the close of merger.

         During the six months ended June 30, 2001, the Company settled various accounts payable and notes at less then their recorded balances. The Company recorded extraordinary gains of approximately $ $639,000 during the six months ended June 30, 2001 in connection with these settlements.

         In January and February 2001, debt holders converted $617,000 of debt and $60,000 of accrued interest into approximately 3,723,000 shares of common stock.

         Finally, in January and February 2001, the Company received $500,000 from convertible notes, less fees of approximately $55,000. These notes, as well as $200,000 received from these investors in December 2000, were converted into 2,800,000 shares of the Company's common stock. However, since the holders of these notes may have the right to rescind their investment under Sections 15 and 29 of the Securities Act of 1934, these shares are classified as "Shares subject to rescission rights" and the accompanying financial statements do not reflect the conversion of these notes to equity. All of the shares issued to the note holders were from the Founders Pool.

         In connection with this funding the Company also paid a placement fee of 140,000 shares of the Company's stock.

3.       GOING CONCERN

         The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had a loss of approximately $0.7 million for the six months ended June 30, 2001 and had a negative working capital of approximately $2.4 million as of June 30, 2001. The Company's independent certified public accountants have expressed substantial doubt about Mcglen's ability to continue as a going concern for the year ended December 31, 2000.

         The Company has taken a number of steps to eliminate unprofitable business. In July 2000, the Company refocused its efforts on its key customer base and on SKU's where the Company believes it has a competitive advantage. As a result, sales have declined and the Company's workforce has decreased by more than 50%. In December 2000, the Company signed an interim operating agreement with Lan Plus whereby the two companies would share some facilities and staff, cross-market some products, as well as other activities. In June through September 2001, the Company reduced its staffing by an additional 20%, mainly as a result of the duplication of some positions as a result of working with Lan Plus under the Interim Operating Agreement.

         The Company is dependent upon funding from Lan Plus for its working capital needs. The Company believes Lan Plus will continue to advance Mcglen funds as needed; however, there can be no guarantee that Lan Plus will continue to provide funding. If Lan Plus were to stop funding the Company's working capital needs, Mcglen would have to curtail its operations and lay off most of its workforce.

4.       New Accounting Pronouncements

         In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, BUSINESS COMBINATIONS (SFAS 141), and No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

         SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

         Currently, the Company is assessing but has not yet determined how the adoption of SFAS 141 and SFAS 142 will impact its financial position and results of operations.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders of Lan Plus Corporation
City of Industry, California

We have audited the accompanying balance sheets of Lan Plus Corporation as of December 31, 2000 and 1999 and the related statements of operations, cash flows and changes in stockholders' (deficit) equity for each of the three years ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lan Plus Corporation, at December 31, 2000, and the results of its operations and its cash flows for each of the three years ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ Singer Lewak Greenbaum & Goldstein LLP

Los Angeles, California
April 23, 2001, except for
Note 12 (c) for which the
date is May 22, 2001

                                  LAN PLUS CORPORATION
                                     BALANCE SHEETS

                                     (In thousands)

                                                             DECEMBER 31,  DECEMBER 31,
                     ASSETS (Note 4)                            2000          1999
                                                             ---------     ---------
Current Assets:
Cash and cash equivalents (Note 1)                           $  2,884      $  1,307
Certificate of deposits                                           318
Certificates of deposits - restricted (Note 1)                  1,076         1,100
Marketable securities (Notes 1, 3 and 12)                       1,663           675
Accounts receivable, net of allowance for doubtful
  accounts of $338 and $207 in 2000 and 1999 (Note 1)           4,378        14,607
Inventories (Note 1)                                            2,624         2,228
Prepaid expenses and other current assets                         397           120
Deferred tax asset (Note 6)                                       138           330
                                                             ---------     ---------
                 Total current assets                          13,478        20,367
                                                             ---------     ---------
Equipment, net (Notes 1 and 2)                                    397           372
Other assets                                                       38            36
                                                             ---------     ---------
                                                             $ 13,913      $ 20,775
                                                             =========     =========
         LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts payable (Note 3)                                    $  4,373      $  9,634
Securities sold, not yet purchased (Note 1)                       460             -
Accrued expenses (Note 1)                                         367           459
Income taxes payable (Note 6)                                       -           324
Accrued royalties (Note 1)                                      3,532         4,410
Dividends payable                                                  96             -
ESOP interest payable (Note 7)                                    814            57
                                                             ---------     ---------
                 Total current liabilities                      9,642        14,884
                                                             ---------     ---------

Note payable (Notes 5 and 12)                                   1,300         1,300
Guarantee of ESOP debt (Note 8)                                 8,580        10,003
                                                             ---------     ---------
                 Total liabilities                             19,522        26,187
                                                             ---------     ---------
Commitments and contingencies (Note 10)
Stockholders' equity (Notes 1, 7, and 8)
Preferred stock, no par value; 10,000 shares
  authorized, 1,350 issued and outstanding (Note 8)               285           285
Common stock, no par value; authorized 10,000 shares,
  3,150 in 2000 and 1999 shares issued and outstanding            545           665
Unrealized loss on marketable equity securities (Note 1)       (1,020)           (4)
Retained earnings                                               2,545         2,222
                                                             ---------     ---------
                                                                2,355         3,168
Less: Unearned ESOP shares (Note 8)                            (7,964)       (8,580)
                                                             ---------     ---------
                  Total stockholders' deficit                  (5,609)       (5,412)
                                                             ---------     ---------
                                                             $ 13,913      $ 20,775
                                                             =========     =========

            See accompanying notes to the consolidated financial statements

                                         F-34

                                     LAN PLUS CORPORATION
                                     STATEMENTS OF INCOME

                             (In thousands, except per share data)

                                                                     DECEMBER 31,
                                                                     ------------
                                                            2000          1999          1998
                                                         ---------     ---------     ---------
NET SALES                                                $ 69,101      $ 87,158      $ 78,919

COST OF SALES                                              59,926        76,845        69,718
                                                         ---------     ---------     ---------

GROSS PROFIT                                                9,175        10,313         9,201
                                                         ---------     ---------     ---------

OPERATING EXPENSES (INCLUDING ESOP CONTRIBUTIONS OF
   $322 AND $1,423 IN 2000 AND 1999)                        8,100        10,176         6,186
                                                         ---------     ---------     ---------

OPERATING PROFIT                                            1,075           137         3,015
                                                         ---------     ---------     ---------

INTEREST EXPENSE (INCLUDING $762 AND $73 RELATED TO
   ESOP DEBT IN 2000 AND 1999)                                914           151            15

INTEREST INCOME                                              (177)         (116)          (50)

OTHER INCOME                                                 (535)         (317)          (11)
                                                         ---------     ---------     ---------

TOTAL OTHER                                                   202          (282)          (46)
                                                         ---------     ---------     ---------

INCOME BEFORE INCOME TAXES                                    873           419         3,061

PROVISION FOR INCOME TAXES                                    358           173         1,060
                                                         ---------     ---------     ---------

NET INCOME                                               $    515      $    246      $  2,001
                                                         =========     =========     =========

BASIC NET INCOME PER SHARE                               $   0.16      $   0.08      $   0.64
                                                         =========     =========     =========

Diluted net income per share                             $   0.15      $   0.07      $   0.64
                                                         =========     =========     =========

WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
                             BASIC                          3,150         3,150         3,150
                                                         =========     =========     =========
                             DILUTED                        3,425         3,342         3,150
                                                         =========     =========     =========

                See accompanying notes to the consolidated financial statements

                                             F-35

                                       LAN PLUS CORPORATION
                                     STATEMENTS OF CASH FLOWS

                                          (In thousands)
                                                                         DECEMBER 31,
                                                                         ------------
                                                               2000          1999          1998
                                                            ---------     ---------     ---------
Cash flows from operating activities:
   Net income                                               $    515      $    246      $  2,001

   Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                  88            82            36
   Allowance for doubtful accounts                               221           (53)         (100)
   Release of shares to ESOP                                     616         1,423            --
   Deferred taxes                                                192             7          (337)
   Inventory reserves                                             43           (25)         (271)
   Allowance for sales returns                                    40            --            --
   Decrease in fair value of released ESOP shares               (120)           --            --

   Changes in operating assets and liabilities:
   Accounts receivable                                        10,008         1,507       (10,497)
   Inventories                                                  (439)          235        (1,360)
   Prepaid expenses and other current assets                    (277)          (51)          (49)
   Other assets                                                   (2)           --            --
   Accounts payable                                           (5,261)       (2,652)        7,565
   Accrued expenses                                             (132)         (217)          225
   Income taxes payable                                         (324)         (860)        1,100
   Dividends payable                                             (96)           --            --
   ESOP interest payable                                         757            57            --
   Accrued royalties                                            (878)        1,986         1,774
                                                            ---------     ---------     ---------

   Total Adjustments                                           4,436         1,439        (1,914)
                                                            --------      --------      --------
Net cash provided by operating activities                      4,951         1,685            87
                                                            --------      --------      --------

Cash flows from investing activities:
   Purchases of equipment                                       (113)         (173)         (299)
   Marketable securities                                      (1,544)         (285)         (295)
   Certificates of deposit                                      (294)       (1,100)           --
   Notes receivable                                               --            --            (6)
                                                            ---------     ---------     ---------
Net cash used in investing activities                         (1,951)       (1,558)         (600)
                                                            ---------     ---------     ---------

Cash flows from financial activities:
   Borrowings under notes payable                                 --         1,300            --
   Payments on notes payable                                      --          (171)           (9)
   Payment on ESOP debt                                       (1,423)           --            --
                                                            ---------     ---------     ---------

   Net cash (used in) provided by financing activities        (1,423)        1,129            (9)
                                                            ---------     ---------     ---------

   Net increase (decrease) in cash and cash equivalents        1,577         1,256          (522)

   Beginning of period                                         1,307            51           573
                                                            ---------     ---------     ---------

   End of period                                            $  2,884      $  1,307      $     51
                                                            =========     =========     =========

                 See accompanying notes to the consolidated financial statements.

                                              F-36

                                                       LAN PLUS CORPORATION
                                     STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                                          (In Thousands)

                                  COMMON STOCK     PREFERRED STOCK
                                                                     ACCUMULATED OTHER                               TOTAL
                                                                      COMPREHENSIVE      UNEARNED     RETAINED    STOCKHOLDERS'
                                 SHARES   AMOUNT   SHARES   AMOUNT    INCOME (LOSS)     ESOP SHARES   EARNINGS  EQUITY (DEFICIT)
                                 ------   ------   ------   ------    -------------     -----------   --------  ----------------
Balance at January 1, 1998         450    $ 950        -        -                                        ($25)  $          925
Unrealized gain on marketable
  securities                                                          $         20                                          20
Net income                                                                                              2,001             2,001
                                 ------   ------   ------   ------    -------------     -----------   --------  ----------------
Balance at December 31, 1998       450      950        -        -               20                      1,976             2,946

Stock split                      2,700     (285)   1,350    $ 285                                                             -
Unrealized loss on marketable
  securities                                                                   (24)                                         (24)
Acquisition of shares from
  principal stockholder                                                                   ($10,003)                     (10,003)
Release of ESOP shares                                                                       1,423                        1,423
Net income                                                                                                246               246
                                 ------   ------   ------   ------    -------------     -----------   --------  ----------------
Balance at December 31, 1999     3,150      665    1,350      285               (4)         (8,580)     2,222            (5,412)

Unrealized loss on marketable
  securities                                                                (1,016)                                      (1,016)
Dividends declared on allocated
  ESOP shares                                                                                            (192)             (192)
Release of ESOP shares                                                                         616                          616
Decrease in fair value of
  released ESOP shares,
  net of tax                               (120)                                                                           (120)
Net income                                                                                                515               515
                                 ------   ------   ------   ------    -------------     -----------   --------  ----------------

Balance at December 31, 2000      3,150    $ 545    1,350    $ 285          ($1,020)        ($7,964)   $2,545           ($5,609)
                                 ======   ======   ======   ======    =============     ===========   ========  ================

                                 See accompanying notes to the consolidated financial statements

                                                                            F-37

                              LAN PLUS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         DESCRIPTION OF COMPANY

         Lan Plus Corporation was incorporated in the State of California in 1991 and is a leading marketer of personal computers, or PC, and related products and services. Lan Plus manufactures, markets, and supports a broad line of desktop PCs, servers and workstations used by individuals, families, businesses, government agencies and educational institutions. Lan Plus also offers diversified products and services such as "off the shelf" software, peripherals, Internet access services, support programs and general merchandise; these product lines make up less than 4% of Lan Plus' net sales.

         CASH EQUIVALENTS

         All highly liquid debt instruments purchased with an original maturity of three months or less are considered cash equivalents.

         RESTRICTED CERTIFICATES OF DEPOSIT

         Some of Lan Plus' certificates of deposit with a bank are held as collateral against letters of credit issued by the bank to one of Lan Plus' primary suppliers. The supplier provides a line of credit equal to double the aggregate amount of the restricted certificates of deposit.


         REVENUE RECOGNITION

         For sales of computer products and general merchandise owned and warehoused by Lan Plus, Lan Plus recognizes revenue upon shipment of the merchandise. Lan Plus also sells computer products and generalmerchandise from suppliers on a "drop-ship" basis. Lan Plus takes title to these products from the time it is shipped by the supplier until the time it is received by the customer. Lan Plus recognizes the sale upon shipment of the merchandise to the customer by the supplier.

         ACCOUNTING FOR SHIPPING AND HANDLING REVENUE, FEES AND COSTS

         The Company classifies amounts billed for shipping and handling as revenue in accordance with EITF Issue 00-10 "Accounting for Shipping and Handling Fees and Costs." Shipping and handling fees and costs are included in cost of sales.

         INVENTORIES

         Lan Plus accounts for inventory under the average cost method. Inventory is carried at lower of cost or market realization. Lan Plus had reserves of $292,000 and $248,000 for lower of cost or market, and potential excess and obsolete inventory at December 31, 2000 and 1999, respectively.

         MERCHANDISE RETURN AND WARRANTY POLICY

         Computers manufactured by Lan Plus carry a one-year return policy. The majority of products used by Lan Plus in the production of computers are covered by the original manufacturers warranties, which are generally one to three years. Other products sold by Lan Plus are covered by the third-party manufacturers warranty. Lan Plus provides for allowances for estimated future returns and product warranty (included in accrued liabilities) at the time of shipment to the customer based on historical experience.

         SOFTWARE DEVELOPMENT COSTS

         In accordance with SOP 98-1 and EITF 00-2, internal and external costs incurred to develop internal-use computer software are expensed during the preliminary project stage. During the years ended December 31, 2000, 1999 and 1998, $62,000, $62,000, and $59,000 was expensed for software development costs, respectively.

         EQUIPMENT

         Equipment is stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are stated at cost and amortization is computed using the straight-line method over the shorter of the useful life of the asset or the term of the lease.

         ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

         Lan Plus accounts for the impairment and disposition of long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. In accordance with SFAS 121, Lan Plus reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In the event the sum of the expected undiscounted future cash flows resulting from the use of the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. No impairment losses were recognized for the three years ended December 31, 2000.

         INCOME TAXES

         Lan Plus follows the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements and tax returns. Deferred tax assets and liabilities are determined based upon the difference between the financial statement and tax bases of assets and liabilities, using the enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized.

         MARKETABLE SECURITIES

         Lan Plus accounts for marketable securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. This standard requires Lan Plus to classify and account for investments in equity securities that have readily determinable fair values and all debt securities as follows: (1) debt securities that Lan Plus has the intent and the ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost;
(2) debt and equity securities that are bought and held principally for the purpose of selling them in the near-term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings; and (3) debt and equity securities not classified as held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity.

         At December 31, 2000 and 1999, all of Lan Plus' trading securities were classified as available for sale. Cost and fair market value for available for-sale securities were as follows at December 31 (in thousands):

                                                  2000           1999
                                                --------       --------
         Cost                                   $ 2,683        $   679
         Gross Unrealized Losses                 (1,020)            (4)
                                                --------       --------
         Fair Value                             $ 1,663        $   675
                                                ========       ========

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying value of Lan Plus' financial instruments, consisting primarily of investments in stock, receivables, accounts payable and notes payable, approximates fair value due to the maturity of these financial instruments and the borrowing costs to Lan Plus.

         STOCK-BASED COMPENSATION

         Lan Plus has adopted SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires disclosure of the compensation cost for stock-based incentives granted after January 1, 1995 based on the fair value at grant date for awards. Lan Plus accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees."

         SECURITIES SOLD, NOT YET PURCHASED.

         Securities sold not yet purchased represent obligations of Lan Plus to make a future delivery of a specific security and, correspondingly create an obligation to purchase the security at prevailing market prices. As a result, short sales create the risk that Lan Plus' ultimate obligation to satisfy the delivery requirements may exceed the amount of liability recorded in the financial statements. At December 31, 2000, Lan Plus recorded $51,000 of unrealized losses on marketable equity securities from securities sold, not yet purchased.


         NET INCOME PER SHARE

         Basic net income per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the reported periods. Diluted net income per share reflects the potential dilution that could occur if other commitments to issue common stock were exercised. Each share of ESOP preferred stock is convertible into one share of common stock and those shares which have been released to ESOP participants, or are committed to be released are considered dilutive.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject Lan Plus to a concentration of credit risk consist of accounts receivable from individuals and merchants, located in the United States. Lan Plus maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable and potential credit losses.

         CONCENTRATION OF SUPPLIERS

         Lan Plus is dependent upon key suppliers for merchandise. For the years ended December 31, 2000, 1999 and 1998, two suppliers accounted for approximately 27.4%, 12.2%, and 27.0% of total purchases. Management believes other suppliers could provide similar merchandise on comparable terms. A change in suppliers, however, could cause a delay in fulfillment of customer orders and a possible loss of sales, which would adversely affect operating results.

         Lan Plus has entered into nonexclusive licensing agreements with Microsoft Corporation for various operating system and application software for which Lan Plus pays Microsoft a royalty, see below. Royalty expense was $3,728,000, $8,465,000 and $7,285,000 for the years ended December 31, 2000,
1999 and 1998, respectively.

         PRODUCT LICENSES

         From time to time, Lan Plus receives notices from companies and individuals asserting exclusive patent, copyright, trademark or other intellectual property rights to technologies or marks that are important to the technology industry and/or Lan Plus' business. Lan Plus evaluates each claim relating to its products and, if appropriate, seeks a license to use the protected technology. The licensing agreements generally do not require the licensor to assist Lan Plus in duplicating its patented technology nor do these agreements protect Lan Plus from trade secret, copyright or other violations by Lan Plus or its suppliers in developing or selling these products. Liabilities are recorded when claims asserted are probable and the costs to Lan Plus can be estimated. No costs of this kind have been recorded at December 31, 2000, 1999 or 1998.

         SIGNIFICANT CUSTOMERS

         Lan Plus has historically been dependent upon key customers for its sales. For the years ended December 31, 2000, 1999 and 1998, three customers accounted for approximately 58.4%, 73.7% and 60.3%, respectively, of total sales. At December 31, 2000, 1999 and 1998, $2.4 million, $11.3 million and $13.3 million, respectively, of accounts receivable related to these customers. Management believes other customers could be located which would purchase merchandise on comparable terms. However, the loss of any one of these customers would cause a loss of sales that would adversely affect operating results.

         COMPREHENSIVE INCOME

         Lan Plus has adopted SFAS No. 130, Reporting Comprehensive Income. This statement established standards for the reporting of comprehensive income and its components. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. For the years ended December 31, 2000, 1999 and 1998, the difference between net income and comprehensive net income was unrealized losses (gains) on available-for-sale securities of $1,016,000, $24,000, and ($20,000), respectively.

         NEW ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which Lan Plus is required to adopt effective in 2001. SFAS No. 133 requires Lan Plus to record all derivatives on the balance sheet at fair value and was adopted in 2000 with no impact on the Company's financial statements.

         In December 1999, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in the financial statements filed with the SEC. The SEC subsequently released SAB 101B, which delayed the implementation of SAB 101 for registrants with fiscal years that began between December 16, 1999 and March 15, 2000. The Company believes the adoption of SAB 101 has not had a material affect on the financial position, results of operations or cash flows of the Company for the year ended December 31, 2000.

         In March 2000, the Financial Accounting Standards Board (FASB) issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, the Interpretation of APB No. 25 (FIN 44). FIN 44 is intended to clarify certain problems that have arisen in practice since the issuance of APB No. 25. The effective date of FIN 44 was July 1, 2000. The provisions of FIN 44 apply prospectively, but also cover certain events occurring after December 15, 1998 and after January 12, 2000. The Company believes the adoption of FIN 44 has not had a material adverse affect on the current and historical consolidated financial statements, but may affect accounting regarding stock option transactions.

         In March 2000, the Emerging Issues Task Force (EITF) of the FASB issued EITF 00-2, "Accounting for Web Site Development Costs." EITF 00-2 provides guidance on how an entity should account for costs involved in such areas as planning, developing software to operate a web site, graphics, content and operating expenses. EITF 00-2 is effective for web site development costs incurred in fiscal quarters beginning after June 30, 2000. The Company adopted EITF 00-2 during the year ended December 31, 2000, and all amounts associated with the Company's web sites were recorded in accordance with EITF 00-2.

         USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could differ from those estimates.

2.       EQUIPMENT

         Equipment consists of the following at December 31:

                                                      2000        1999
                                                     ------      ------
                                                       (In thousands)
         Machinery and equipment                     $ 327       $ 278
         Leasehold Improvements                        168         163
         Vehicles                                       71           -
         Furniture and Fixtures                         77          77
                                                     ------      ------
                                                       643         518
            Less accumulated depreciation             (246)       (146)
                                                     ------      ------
                                                     $ 397       $ 372
                                                     ======      ======

         Lan Plus leases its office/manufacturing facility under a non-cancelable operating lease with its Chairman and Chief Executive Officer that expires in May 2013. The lease provides for minimum annual rentals and escalations based on increases in real estate taxes and other operating expenses. Minimum annual operating lease commitments at December 31, 2000 are $344,000 through December 31, 2005 and $2,641,000 thereafter.

         Rent expense was approximately $363,000, $346,000 and $267,000 for the years ended December 31, 2000, 1999, and 1998 respectively.

3.       MERGER WITH MCGLEN INTERNET GROUP, INC.

         In October 2000, Lan Plus entered into definitive merger agreement with Mcglen Internet Group, Inc. (Mcglen) whereby Lan Plus would acquire a majority of the outstanding common stock of Mcglen. Mcglen sells computer related products, primarily specialty technology, components and memory products through its business-to-business (B2B) storefront exchanges, Mcglen.com, and AccessMicro.com . Mcglen is traded on the OTC Bulletin Board under the ticker symbol MIGS. On March 21, 2001, the Company entered into an amended and restated merger agreement that, among other things, eliminated most conditions to closing contained in the original merger agreement. On June 18, 2001 the merger agreement was amended to extend the deadline for completing the merger to September 30, 2001. At the closing of the merger, Lan Plus shareholders will receive a number of shares such that the Lan Plus shareholders will own (a) a majority of shares of the post merger combined entity plus (b) 1.9 million additional shares and other shares based upon on liabilities and assets at the closing date and other adjustments. The merger agreement was further amended in June 2001, extending the deadline for completing the merger to September 30, 2001.

         In connection with the signing of the definitive merger agreement Lan Plus purchased 727,273 shares of Mcglen common stock at a price of $0.6875 per share, a total of $500,000, of which $120,000 was funded through the retirement of a note receivable from Mcglen. This investment is included in marketable securities as of December 31, 2000 at a value of $136,000, it market value.

         Andy Teng, founder, Chairman and Chief Executive Officer of Lan Plus, will become the Chief Executive Officer and Chairman of the Board of the combined company. Richard Shyu, currently President and Chief Operating Officer of Lan Plus, will become President of the combined company. Both were added to the Board of Directors in March 2001. Grant Trexler, currently Mcglen's Chief Financial Officer, will become Chief Financial Officer of the combined company. Two of Mcglen's founders, Mike Chen and Alex Chen, will assume management positions within the new company.

         In December 2000, the Company signed an interim operating agreement with Mcglen whereby the two companies would share some facilities, staff and other resources, co-market some products, and combine other operations where beneficial to both entities. Mcglen subsequently moved its operations, except for its call center, to Lan Plus' facility. Costs relating to staff that are shared between Lan Plus and Mcglen are allocated based upon the proportion of the time spent on each entity versus total hours worked. Lan Plus bills Mcglen for rent and utilities each month based upon square footage used by Mcglen as compared to the total square footage of the building and for telephone charges based upon its 800 number usage. Other shared charges are considered to be incidental. Lan Plus sold approximately $300,000of merchandise to Mcglen in 2000 and had an accounts receivable balance of approximately $75,000 from Mcglen at December 31, 2000.

4.       LINE OF CREDIT

         At December 31, 2000, Lan Plus had a $5,000,000 line of credit with a bank. The line of credit provides for borrowings secured by substantially all of Lan Plus' assets and is guaranteed by Lan Plus' majority shareholder. Borrowings under the line are advanced based upon 70% of eligible accounts receivable, as defined, less any letters of credit issued on Lan Plus' behalf. The line of credit expires on May 31, 2001. Advances under the line bear interest at the bank's prime rate plus 0.5% (9.5% at December 31, 2000). The line contains covenants that require Lan Plus to maintain on a quarterly basis: a minimum level of tangible net worth (as defined), profitability for at least one quarter in three, a Current Ratio of at least 1.4:1, a Debt to Tangible Net Worth ratio of not more than 5.0 to 1.0, Working Capital of at least $2.5 million, and limits the capital expenditures Lan Plus can make in any one year to $750,000. Due to the accounting requirement for Lan Plus to record ESOP debt guarantee as a liability with a corresponding entry to Unearned ESOP Shares in Stockholders Equity in accordance with SOP 93-6, at December 31, 2000, Lan Plus was not in compliance with the debt to tangible net worth covenant. However, there were no borrowings outstanding under this line at December 31, 2000. Management has entered into discussions with the lender to redefine the covenant to exclude ESOP debt and related entry to Stockholders Equity and extend the line of credit.

5.       NOTE PAYABLE

         At December 31, 2000, Lan Plus had a $1,300,000 note payable to an individual. Interest on the note is payable monthly at 9% and the note was due May 14, 2001. The note was renegotiated in May 2001 at the same terms with a due date of May 22, 2003.

6.       INCOME TAXES

         The components of the income tax provision were as follows for the years ended December 31(in thousands):

                                   2000           1999           1998
                                 --------       --------       --------

         Current                 $   167        $   167        $ 1,397
         Deferred                    192              6           (337)
                                 --------       --------       --------
                                 $   359        $   173        $ 1,060
                                 ========       ========       ========

         At December 31, 2000, 1999 and 1998, income tax expense differed from the amounts computed applying the federal statutory rate of 34% to pre-tax income as a result of (in thousands):

                                                              2000        1999        1998
                                                            --------    --------    --------
         Computed "expected" tax expense                    $   297     $   142     $ 1,041

         Increase in income taxes resulting from
             expenses not deductible for tax purposes             9           5          30

         Release of deferred taxes due to change in
           valuation allowance                                    -           -        (195)

         State and local income taxes, net of tax benefit        53          26         184
                                                            --------    --------    --------
                                                            $   359     $   173     $ 1,060
                                                            ========    ========    ========

         Under FAS 109, Accounting for Income Taxes, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

         Deferred taxes consist of the following at December 31(in thousands):

                                                   2000       1999
                                                  ------     ------
         Deferred tax assets:
              Allowance for inventory             $ 125      $  84
              Allowance for doubtful accounts       240        115
              Allowance for sales returns            30         37
              State taxes - current                  33         72
              Other                                  27         28
                                                  ------     ------
                  Total deferred tax assets         455        336

         Deferred tax liabilities:
              ESOP deduction                       (288)         -
              State tax                             (29)        (6)
                                                  ------     ------
              Total deferred tax liabilities       (317)        (6)
                                                  ------     ------
                                                  $ 138      $ 330
                                                  ======     ======

7.       STOCKHOLDERS' EQUITY

         STOCK SPLIT

         In December 1999, Lan Plus effected a split of its Common Stock whereby each share then outstanding was split into seven shares of Common and three shares of Preferred Stock. All common shares and per share data have been retroactively adjusted to reflect the stock splits.

         DIVIDENDS

         In December 2000 and 1999, the Board of Directors of Lan Plus approved a dividend of $1.00 per share for all preferred shareholders. The 1999 dividend was paid in September 2000 and was used to service the ESOP debt; the 2000 dividend is unpaid at December 31, 2000.

         401K PLAN

         Lan Plus has a 401K plan that covers all full time employees who are not a covered by a collective bargaining agreement. Employees are eligible for the plan following one year of service. Lan Plus makes matching contributions to participants equal to 50% of the first 6% of the employee's contribution. Expenses relating to Lan Plus' 401K plan were approximately $39,000, $37,000 and $26,000 for the years ended December 31, 2000, 1999, and 1998, respectively.

8.       EMPLOYEE STOCK OWNERSHIP PLAN

         On December 1, 1999, Lan Plus established a leveraged employee stock ownership plan (ESOP) that covers all employees who complete 1,000 or more hours of service in the Plan year. To establish the plan, the ESOP borrowed $10,000,000 from Lan Plus' majority shareholder which it then used to purchase all of Lan Plus' outstanding Preferred stock (a total of 1,350,000 shares) from Lan Plus' majority shareholder at the then market price, $7.05 per share.

         The Preferred Stock is convertible into common stock at an exchange rate of 1 share of Preferred to 1 share of Common, has a liquidation preference of $1.00 per share, and has protective provisions which allow the preferred shareholders to vote on matters that would alter the preferred shareholders rights, privileges, powers or restrictions from those currently granted to the preferred shareholders.

         Lan Plus received no funds from this transaction; however, it is required to record the liability on its books as it has guaranteed the ESOP debt, in accordance with the American Institute of Certified Public Accountants Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans" (SOP 93-6). Under SOP 93-6, the loan obligation is considered unearned employee benefit expense and, as such, Lan Plus records it as a reduction to shareholders' equity, "Unearned ESOP shares."

         Lan Plus makes annual contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP. All dividends received by the ESOP are used to pay debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. As shares are released from collateral, Lan Plus reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings-per-share (EPS) computations. Lan Plus recognized compensation expense of $322,000 and $1,423,000 for the years ended December 31, 2000 and 1999, respectively. Dividends times the number of shares released on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest when paid. ESOP interest expense related to the ESOP note was $762,000 and $73,000 for the years ended December 31, 2000 and 1999, respectively.

         The ESOP note payable required monthly principal payments of $119,000 commencing January 1, 2000 plus interest at 8% for the first two years. In January 2001, the ESOP renegotiated its note with the Company's majority stockholder reducing the interest rate from 8% to 6% and lowering the required monthly principal payments from $119,000 to $25,000. The note's maturity date was also extended to December 2009 from January 2006. Future principal payments are due as follows:

         During the year ending December 31:                (In thousands)
           2001                                                $  300
           2002                                                   300
           2003                                                   300
           2004                                                   300
           2005                                                   300
           Due thereafter                                       7,080
                                                               -------
           Total amounts due                                   $8,580
                                                               =======

         Preferred Shares of Lan Plus held by the ESOP are as follows at December 31 (in thousands):

                                                          2000       1999
                                                        -------    -------
         Allocated shares                                  192          -
         Shares released for allocation                     83        192
         Unreleased (unearned) shares                    1,075      1,158
                                                        -------    -------
         Total ESOP shares                               1,350      1,350
                                                        =======    =======
         Fair value of unreleased (unearned shares)     $2,838     $8,580
                                                        =======    =======

         In the event a terminated ESOP participant desires to sell his or her shares of Lan Plus' stock, or for some employees who elect to diversify their account balances, Lan Plus may be required to purchase the shares from the participant at their fair market value. During the years ended December 31, 2000 and 1999, Lan Plus did not purchase any stock from ESOP participants. In addition, at December 31, 2000, approximately 47,000 shares of Lan Plus' stock, with an aggregate fair market value of approximately $124,000 are held by ESOP participants who will be eligible to elect their diversification privileges under the ESOP during the year ending December 31, 2001.

9.       SEGMENT INFORMATION

         In 1999, Lan Plus adopted Statement of Financial Accounting Standards No. 131 "Disclosure about Segments of an Enterprise and Related Information" (SFAS No. 131). SFAS No. 131 requires companies to report financial and descriptive information about its reportable operating segments, including segment profit or loss, certain specific revenue and expense items, and segment assets, as well as information about the revenues derived from Lan Plus' products or services, the countries in which Lan Plus earns revenues and holds assets, and major customers. SFAS No. 131 also requires companies that have a single reportable segment to disclose information about products and services, information about geographic areas, and information about major customers. SFAS No. 131 requires the use of the management approach to determine the information to be reported. The management approach is based on the way management organizes the enterprise to assess performance and make operating decisions regarding the allocation of resources. It is management's opinion that Lan Plus has only one reportable segment, and has no concentration of customers in one specific geographic area within the United States. Major customers, as defined, have been discussed in Note 1 above.

10.      COMMITMENTS

         Lan Plus has entered into employment agreements with various officers for periods of one to three years. These agreements require Lan Plus to pay annual salaries of less then $125,000 and are generally terminable with three to twelve months severance pay.

11.      SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                         DECEMBER 31,
              (In thousands)                      2000       1999        1998
                                                  ----       ----        ----
Cash paid during the period ended:
   Interest                                    $    835   $     12    $     15
   Income Taxes                                $    679   $  1,028    $    296
Non-cash investing and financing activities:
   Recording of ESOP debt                            --   ($10,003)         --
   Recording of Unallocated ESOP shares              --   $ 10,003          --

12.      SUBSEQUENT EVENTS

        a) Lan Plus advanced Mcglen approximately $425,000 in February and March 2001. These funds are convertible into Mcglen common stock at $0.21875 per share upon the close of the merger between Lan Plus and Mcglen. (Unaudited)

         b) In January 2001, the Company's ESOP renegotiated its note with the Company's majority stockholder reducing the interest rate from 8% to 6% and lowering the required monthly principal payments from $119,000 to $25,000. The note's maturity date was also extended to December 2009 from January 2003. (Unaudited)

        c) In May 2001, the holder of the $1.3 million note payable renegotiated the note extending the due date of the note to May 2003. At December 31, 2000, this note has been reclassified as a long-term liability in accordance with SFAS No. 6.

        d) In June 2001, the merger agreement with Mcglen Internet Group, Inc. was amended to extend the deadline for completing the merger to September 30, 2001. (Unaudited)

                              LAN PLUS CORPORATION
                                 BALANCE SHEETS

                                 (In thousands)

                                                       JUNE 30,    DECEMBER 31,
                   ASSETS                                2001          2000
                                                       ---------     ---------
Current Assets:                                       (unaudited)

Cash and cash equivalents                              $    334      $  2,884
Certificate of deposits                                   1,406         1,394
Marketable securities                                     5,444         1,663
Accounts receivable, net of allowance for
  doubtful accounts of $278 and $559 in
  2001 and 2000                                           2,501         4,378
Inventories                                               1,663         2,624
Due from Mcglen                                             696             -
Prepaid expenses and other current assets                 1,111           397
Deferred tax asset                                          138           138
                                                       ---------     ---------
                 Total current assets                    13,293        13,478
                                                       ---------     ---------
Equipment, net                                              557           397
Other assets                                                 38            38
                                                       ---------     ---------
                                                       $ 13,888      $ 13,913
                                                       =========     =========

        LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts payable                                       $  2,985      $  4,373
Short position on trading securities                        704           460
Accrued expenses                                            285           367
Accrued royalties                                         3,549         3,532
Dividends payable                                            96            96
ESOP interest payable                                     1,067           814
                                                       ---------     ---------
                 Total current liabilities                8,686         9,642
                                                       ---------     ---------
Note payable                                              1,300         1,300
Guarantee of ESOP Debt                                    8,580         8,580
                                                       ---------     ---------
                 Total liabilities                       18,566        19,522
                                                       ---------     ---------
Commitments and contingencies
Stockholders' equity
Preferred stock, no par value; 10,000 shares
  authorized, 1,350 issued and outstanding                  285           285
Common stock, no par value; authorized 10,000
  shares, 3,150 in 2000 and 1999 shares issued
  and outstanding                                           545           545
Unrealized loss on marketable equity securities            (592)       (1,020)
Retained earnings                                         3,048         2,545
                                                       ---------     ---------
                                                          3,286         2,355
Less: Unearned ESOP shares                               (7,964)       (7,964)
                                                       ---------     ---------
                 Total stockholders' deficit             (4,678)       (5,609)
                                                       ---------     ---------
                                                       $ 13,888      $ 13,913
                                                       =========     =========

        See accompanying notes to the consolidated financial statements.

                              LAN PLUS CORPORATION
                              CONDENSED STATEMENTS OF INCOME
                                   (unaudited)

                      (In thousands, except per share data)

                                                           FOR THE SIX MONTHS
                                                           ENDED JUNE 30
                                                           2001        2000
                                                           ---------   ---------


NET SALES                                                  $ 22,218    $ 41,771

COST OF SALES                                                19,589      36,781
                                                           ---------   ---------

GROSS PROFIT                                                  2,629       4,990
                                                           ---------     ------
OPERATING EXPENSES                                            2,790       3,984
                                                           ---------   ---------

(LOSS) INCOME FROM OPERATIONS                                  (161)      1,006
                                                           ---------   ---------

INTEREST EXPENSE                                                312         483

INTEREST INCOME                                                (120)        (20)

OTHER INCOME, including capital gains                        (1,073)       (434)
on marketable securities of $1,015 and $351
at June 30, 2001 and 2000
                                                           ---------   ---------
                   TOTAL OTHER                                 (881)         29
                                                           ---------   ---------

INCOME BEFORE  TAXES                                            720         977

PROVISION FOR INCOME TAXES                                      217         244
                                                           ---------   ---------

NET INCOME                                                 $    503    $    733
                                                           =========   =========

BASIC NET INCOME PER SHARE                                 $   0.16    $   0.23
                                                           =========   =========
DILUTED NET INCOME PER SHARE                               $   0.15    $   0.22
                                                           =========   =========

WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
              BASIC                                           3,150       3,150
                                                           =========   =========
              DILUTED                                         3,425       3,342
                                                           =========   =========

         See condensed notes to the consolidated financial statements

                              LAN PLUS CORPORATION
                            STATEMENTS OF CASH FLOWS

                                 (In thousands)


                                                           FOR THE SIX MONTHS
                                                              ENDED JUNE 30,
                                                             2001        2000
                                                           --------    --------
                                                               (unaudited)
Cash flows from operating activities:
   Net (loss) income                                       $   503     $   733
   Adjustments to reconcile net income to net cash
     (used in) provided by operating activities:
   Depreciation and amortization                                54          48
   (Decrease) in allowance for doubtful accounts              (281)       (610)

   Decrease in inventory reserves                             (108)        (48)
   Changes in operating assets and liabilities:
   Accounts receivable                                       2,158       6,578
   Inventories                                               1,069         777
   Prepaid expenses and other current assets                  (714)       (293)
   Accounts payable                                         (1,388)     (3,174)
   Accrued expenses                                            (82)       (271)
   Income taxes payable                                          -         243
   ESOP contribution payable                                   253         400
   Accrued royalties                                           (17)     (1,967)
                                                           --------    --------
   Total adjustments                                           978       2,903
                                                           --------    --------
Net cash provided by operating activities                    1,481       3,636
                                                           --------    --------

Cash flows from investing activities:
   Purchases of equipment                                     (214)        (32)
   Marketable securities                                    (3,109)     (3,531)
Due from Mcglen                                               (696)          -

   Certificates of deposit                                     (12)       (600)
                                                           --------    --------
Net cash used in investing activities                       (4,031)     (4,163)
                                                           --------    --------

Cash flows from financial activities:                            -           -
   Net cash provided by financing activities                     -           -
                                                           --------    --------
   Net decrease in cash and cash equivalents                (2,550)       (527)
   Beginning of period                                       2,884       1,307
                                                           --------    --------
   End of period                                           $   334     $   780
                                                           ========    ========

The Company paid $59 and $83 for interest and $0 and $193 for taxes, during the six months ended June 30, 2001 and 2000, respectively.



         See accompanying notes to the consolidated financial statements

                              LAN PLUS CORPORATION
              CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       BASIS OF PRESENTATION

         The consolidated interim financial statements include the accounts of Lan Plus Corporation (a California corporation) (the "Company") and have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Some information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to these regulations. These financial statements should be read in conjunction with the audited financial statements and the notes thereto included elsewhere in this registration statement.

         In the opinion of management, the accompanying financial statements contain all adjustments necessary to present fairly the financial position of the Company at June 30, 2001 and 2000, and the results of operations and cash flows for the six months ended June 30, 2001 and 2000. The results of operations for the interim periods are not necessarily indicative of the results of operations for the full year.

2.       OVERVIEW AND RECENT DEVELOPMENTS

         Lan Plus is a leading marketer of personal computers, or PC, and related products and services. We manufacture, market and support a broad line of desktop PCs, servers and workstations used by individuals, families, businesses, government agencies and educational institutions. We also offer diversified products and services such as software, peripherals, Internet access service and support programs.

         The Company's strategy is to deliver the best value to our customers by offering quality, high-performance PCs and other products and services.

         On October 11, 2000, the Company entered into an agreement and plan of merger with Mcglen Internet Group, Inc. (Mcglen). On March 21, 2001, the Company entered into an amended and restated merger agreement that, among other things, eliminated most conditions to closing contained in the original merger agreement. On June 18, 2001 the merger agreement was amended to extend the deadline for completing the merger to September 30, 2001, and in September 2001, the deadline was extended to October 31, 2001. At the closing of the merger, Lan Plus shareholders will receive a number of shares such that the Lan Plus shareholders will own a majority of shares of the post merger combined entity, plus 1.9 million additional shares, plus shares equivalent to the balance owed by Mcglen to Lan Plus divided by 0.21875, plus other shares based upon the liabilities and assets at the closing date, and other adjustments as defined in the merger agreement.


         The merger is subject to customary closing conditions, including shareholder and regulatory approval.

         After the merger, Andy Teng, founder, Chairman and Chief Executive Officer of Lan Plus, will become the Chief Executive Officer and Chairman of the Board of the combined company. Richard Shyu, currently President and Chief Operating Officer of Lan Plus, will become President of the combined company. Both were added to the Board of Directors of Mcglen in March 2001. Grant Trexler, currently Mcglen's Chief Financial Officer, will become Chief Financial Officer of the combined company. Two of Mcglen's founders, Mike Chen and Alex Chen, will assume management positions within the new company.

         In December 2000, the Company signed an interim operating agreement with Mcglen whereby the two companies would share some facilities, staff and other resources, co-market some products, and combine other operations where beneficial to both entities. Mcglen subsequently moved its operations, except for its call center, to Lan Plus' facility. Mcglen purchased approximately $2.1 million of merchandise from Lan Plus during the six months ended June 30, 2001 and had an accounts payable balance to Lan Plus of approximately $524,000 at June 30, 2001. In addition, Lan Plus has advanced Mcglen approximately $696,000 as of June 30, 2001 which will be converted to stock at the close of merger.

3. New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, BUSINESS COMBINATIONS (SFAS 141), and No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

         SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

         Lan Plus does not have any prior business combinations. Currently, the Company is assessing but has not yet determined how the adoption of SFAS 141 and SFAS 142 will impact its financial position and results of operations.

                      (This page intentionally left blank)

                                   APPENDIX A

                              AMENDED AND RESTATED
                                  AGREEMENT AND
                                 PLAN OF MERGER

                AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                          MCGLEN INTERNET GROUP, INC.,
                             A DELAWARE CORPORATION

                                   ("PARENT"),

                           MCGLEN ACQUISITION COMPANY,
        A CALIFORNIA CORPORATION AND A WHOLLY-OWNED SUBSIDIARY OF PARENT

                               ("ACQUISITION SUB")

                                       AND

                              LAN PLUS CORPORATION,
                            A CALIFORNIA CORPORATION

                                 (THE "COMPANY")


                            DATED AS OF SEPTEMBER 28, 2001

                                TABLE OF CONTENTS
                                                                            PAGE

                                    ARTICLE I
                                   THE MERGER

1.1      The Merger............................................................4
1.2      Effective Time of the Merger..........................................4
1.3      Alternative Structures................................................5

                                   ARTICLE II
                      PARENT AND THE SURVIVING CORPORATION

2.1      Articles of Incorporation of the Surviving Corporation................5
2.2      Bylaws of the Surviving, Corporation..................................5
2.3      Directors and Officers of the Surviving Corporation...................5
2.4      Directors and Officers of Parent......................................5
2.5      Consolidation of Parent Shares........................................6

                                   ARTICLE III
                              CONVERSION OF SHARES

3.1      Exchange Ratio........................................................6
3.2      Options, Warrants and Convertible Securities..........................8
3.3      Exchange of Shares....................................................8
3.4      Dividends; Transfer Taxes.............................................9
3.5      No Fractional Securities.............................................10
3.6      Closing of Transfer Books............................................10
3.7      Dissenting Shares....................................................10
3.8      Closing..............................................................10
3.9      Supplementary Action.................................................10

                                   ARTICLE IV
                    REPRESENTATIONS AND WARRANTIES OF PARENT

4.1      Organization.........................................................11
4.2      Capitalization.......................................................11
4.3      Authority Relative to this Agreement.................................12
4.4      Consents and Approvals; No Violations................................12
4.5      Reports and Financial Statements.....................................12
4.6      Absence of Certain Changes or Events.................................13
4.7      Information in Disclosure Documents and Registration Statement.......13
4.8      Litigation...........................................................13
4.9      Contracts............................................................14
4.10     Employee Benefit Plans...............................................14
4.11     Taxes................................................................15
4.12     Compliance With Applicable Law.......................................16
4.13     Subsidiaries.........................................................16
4.14     Labor and Employment Matters.........................................16
4.15     Insurance............................................................17
4.16     Ownership of The Company Shares......................................17
4.17     Parent Proprietary Rights............................................17
4.18     Owned Property: Parent Facilities....................................19
4.19     Compliance With Legislation Regulating Environmental Quality.........19
4.20     Acquisition Sub......................................................20

                                TABLE OF CONTENTS
                                   (CONTINUED)
                                                                            PAGE

                                    ARTICLE V
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

5.1      Organization.........................................................20
5.2      Capitalization.......................................................20
5.3      Authority Relative to this Agreement.................................21
5.4      Consents and Approvals:, No Violations...............................21
5.5      Financial Statements.................................................21
5.6      Absence of Certain Changes or Events.................................21
5.7      Information in Disclosure Documents and Registration Statement.......22
5.8      Litigation...........................................................22
5.9      Contracts............................................................22
5.10     Employee Benefit Plans...............................................23
5.11     Taxes................................................................24
5.12     Compliance With Applicable Law.......................................25
5.13     Subsidiaries.........................................................25
5.14     Labor and Employment Matters.........................................25
5.15     Insurance............................................................26
5.16     Ownership of Shares..................................................26
5.17     The Company Proprietary Rights.......................................26
5.18     Owned Property; Company Facilities...................................27
5.19     Compliance With Legislation Regulating Environmental Quality.........28

                                   ARTICLE VI
                     CONDUCT OF BUSINESS PENDING THE MERGER

6.1      Conduct of Business Pending the Merger...............................28
6.2      Conduct of Business of Acquisition Sub...............................29
6.3      Compensation Plans...................................................30
6.4      Current Information..................................................30
6.5      Legal Conditions to Merger...........................................30
6.6      Affiliates...........................................................31
6.7      Advice of Changes; Government Filing.................................31
6.8      Accounting Methods...................................................31

                                   ARTICLE VII
                              ADDITIONAL AGREEMENT

7.1      Access and Information...............................................31
7.2      Acquisition Proposals................................................32
7.3      Registration Statement...............................................32
7.4      Proxy Statements; Stockholder Approvals..............................32
7.5      Stock Exchange Listing...............................................33
7.6      Director and Officer Indemnification.................................33
7.7      Public Announcements.................................................33
7.8      Expenses.............................................................33
7.9      Additional Agreements................................................33
7.10     Company Accruals and Reserves........................................34
7.11     Company Audit........................................................34
7.12     Company ESOP.........................................................34
7.13     Trust Funds..........................................................34

                                TABLE OF CONTENTS
                                   (CONTINUED)
                                                                            PAGE

                                  ARTICLE VIII
                    CONDITIONS TO CONSUMMATION OF THE MERGER

8.1      Conditions to Both the Company's and Parent's Obligation to Effect
         the Merger...........................................................35
8.2      Conditions to Obligation of Each Company to Effect the Merger........36
8.3      Conditions to Obligation of Parent to Effect the Merger..............36

                                   ARTICLE IX
                        TERMINATION. AMENDMENT AND WAIVER

9.1      Termination..........................................................36
9.2      Effect of Termination................................................37
9.3      Amendment............................................................37
9.4      Waiver...............................................................37

                                    ARTICLE X
           SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

10.1     Survival of Representations and Warranties and Agreements............38

                                   ARTICLE XI
                               GENERAL PROVISIONS

11.1     Brokers..............................................................38
11.2     Notices..............................................................38
11.3     Descriptive Headings.................................................39
11.4     Entire Agreement.....................................................39
11.5     Governing Law........................................................39
11.6     Parties in Interest..................................................39
11.7     Counterparts.........................................................39
11.8     Validity.............................................................39
11.9     Investigation........................................................39

                AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

         THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this "Agreement"), is dated as of September 28, 2001, by and among Mcglen Internet Group, Inc., a Delaware corporation ("Parent"), Mcglen Acquisition Company, a California corporation and a wholly-owned subsidiary of Parent ("Acquisition Sub"), Lan Plus Corporation, a California corporation (the "Company"), and Andy Teng (the "Principal Shareholder"). The parties hereto (other the Principal Shareholder) are sometimes hereinafter referred to collectively as the "Companies." Acquisition Sub and the Company are sometimes hereinafter referred to collectively as the "Constituent Corporations," or individually as a "Constituent Corporation."

         WHEREAS, the respective Boards of Directors of Parent and the Company deem it advisable and in the best interests of their respective stockholders that Parent acquire the Company by the merger of Acquisition Sub with and into the Company upon the terms and subject to the conditions set forth herein (the "Merger"); and

         WHEREAS, in the Merger each outstanding shares of Common Stock of the Company shall be converted into the right to received shares of Common Stock, $0.03 per share par value, of Parent ("Parent Common Shares") based on the Exchange Ratio (as defined below), and each outstanding shares of preferred stock of the Company will be converted into the right to receive shares of Parent preferred stock, all as set forth herein; and

         WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

         WHEREAS, the Principal Shareholder owns approximately 70% of the issued and outstanding capital stock of the Company, and has as of the date herof entered in an agreement with Parent whereby the Principal Shareholder has agreed to vote all of the the Company shares owned or controlled by the Principal Shareholder in favor of the Merger; and

         WHEREAS, the parties previously entered into that certain Agreement and Plan of Merger, dated October 11, 2000, which was amended by Amendment No. 1 and Amendment NO. 2 thereto (collectively, the "Original Merger Agreement"); and

         WHEREAS, the Original Merger Agreement, as extended by Amendment No. 1 and Amendment No. 2 expired by its terms on March 16, 2001, and contained certain conditions to closing of the merger, including, without, limitation conditions that Parent take steps to settled certain outstanding debt of Parent and take steps to raise minimum amounts of capital as a condition to the closing of the merger described therein; and

         WHEREAS, the parties desire to enter into this new Amended and Restated Agreement and Plan of Merger relating to the merger of Acquisition Sub with and into the Company upon the terms and subject to the conditions set forth herein, which agreement, among other things, deletes Parent' s obligations to convert Parent debt into equity and Parent's obligations to raise certain minimum amounts of capital as a condition to closing of the Merger;

         NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

                                    ARTICLE I
                                   THE MERGER


         1.1 THE MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.2 hereof) of the Merger, Acquisition Sub shall be merged with and into the Company, with the Company being the surviving corporation in such Merger (the "Surviving Corporation") and the separate existence of Acquisition Sub shall thereupon cease. The Merger shall have the effects set forth in Section 1107 of the California Corporations Code ("CCC"). From and after the Effective Time of the Merger, the Surviving Corporation shall be a wholly-owned subsidiary of Parent.

         1.2 EFFECTIVE TIME OF THE MERGER. The Merger shall become effective upon the completion of the filing of properly executed Agreement of Merger in the form attached hereto as Exhibit A (the "Agreement of Merger") with the Secretary of State of the State of California, which filing shall be made on the Closing Date after satisfaction of the conditions set forth in ARTICLE VIII. When used in this Agreement, the term "Effective Time" with respect to the Merger shall mean the date and time at which such Agreement of Merger is successfully filed.


         1.3 ALTERNATIVE STRUCTURES. The parties are discussing with their advisors various alternative legal structures for the transaction, including the possible formation of a new corporation which would acquire both Parent and the Company, while maintaining the respective proportional ownership interests set forth in this Agreement. The parties agree to work together in good faith to analyze possible alternative structures and to amend this Agreement to reflect any alternative structure mutually acceptable to the parties.

                                   ARTICLE II
                      PARENT AND THE SURVIVING CORPORATION
                      ------------------------------------

         2.1 ARTICLES OF INCORPORATION OF THE SURVIVING CORPORATION. The Articles of Incorporation of Acquisition Sub shall be the Articles of Incorporation of the Surviving Corporation of the Merger, except that such Articles of Incorporation shall be amended at the Effective Time to change the name of Acquisition Sub to "Lan Plus Corporation."

         2.2 BYLAWS OF THE SURVIVING CORPORATION. The Bylaws of Acquisition Sub as in effect at the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

         2.3      DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION.

                  (a) The directors of Acquisition Sub at the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Articles of Incorporation and Bylaws of the Surviving Corporation, or as otherwise provided by law.

                  (b) The officers of Acquisition Sub at the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office from the Effective Time until removed or until their respective successors are duly elected or appointed and qualified in the manner provided in the Articles of Incorporation and Bylaws of the Surviving Corporation, or as otherwise provided by law.

         2.4        DIRECTORS AND OFFICERS OF PARENT.

                  (a) Effective as of the Effective Time, Parent and its stockholders shall take such action to decrease its Board of Directors to five members and to enable Parent to nominate two of the members of the Board as of the Effective Time, and the Company to nominate three of the directors as of the Effective Time.

                  (b) At or prior to the Effective Time, Parent shall take or cause to be taken all necessary action such that, at the Effective Time, Parent's officers shall include the following: (i) Andy Teng as Chief Executive Officer, (ii) Richard Shyu as Chief Operating Officer and (iii) Grant Trexler as Chief Financial Officer.

         2.5 CONSOLIDATION OF PARENT SHARES. Prior to the Effective Time and subject to any restructuring as contemplated by Section 1.3, Parent and its stockholders shall take such action to effect a consolidation (the "Reverse Stock Split") of the Parent Common Shares under the General Corporation Law of the State of Delaware. Each Parent Common Share in the Reverse Stock Split shall be consolidated into a number of Parent Common Shares as is recommended by an investment banker engaged by Parent to advise Parent with respect to the Reverse Stock Split.

                                   ARTICLE III
                              CONVERSION OF SHARES
                              --------------------

         3.1 EXCHANGE RATIO. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof:

                  (a) Each share of common stock of the Company ("Company Share") issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares as defined in Section 3.7 and Company Shares held by Parent or any subsidiary of Parent, if any), shall be converted at the Effective Time into the right to receive that number of Parent Common Shares equal to the number obtained by dividing (i) (x)the number of Parent Common Shares outstanding on the date hereof plus (y) the number of Parent Common Shares issuable upon exercise of all options and warrants outstanding on the date hereof or issuable upon conversion of all securities outstanding on the date hereof which are convertible into Parent Common Shares; provided, that in the case of options or warrants, the option or warrant exercise price, or in the case of convertible securities, the conversion price, is equal to or less than the closing price of a Parent Common Share on the business day prior to date hereof plus (z) to the extent not included in the immediately preceding clause (y), the number of Parent Common Shares issued upon exercise of any options and warrants outstanding on the date hereof or issued upon conversion of any securities outstanding on the date hereof which are converted into Parent Common Shares between the date hereof and the Effective Time (ii) by the number of outstanding Company Shares at the Effective Time plus the number of Company Shares subject to outstanding options and warrants at the Effective Time ("Exchange Ratio"), which Exchange Ratio shall be adjusted to reflect the Reverse Stock Split to be effected prior to the Effective Time as provided in Section 2.5 above. For purposes of calculating the Exchange Ratio and in accordance with Section 3.2 below, the shares of preferred stock of the Company (the "Company ESOP Preferred Shares") owned by the Company's Employee Stock Ownership Plan (the "ESOP") shall be treated as if converted into Company Shares immediately prior to the Effective Time. Each of the ESOP Preferred Shares shall be converted at the Effective Time into one shares of a class of preferred stock of Parent ("Parent ESOP Preferred Shares") with terms substantially similar to the terms of the Company ESOP Preferred Shares, except that the Parent ESOP Preferred Shares shall be convertible into Parent Common Shares with the number of Parent Common Shares being based on the Exchange Ratio.

                  (b) At the Effective Time, all Company Shares (other than the Excluded Shares) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such Company Shares shall thereafter represent the Parent Common Shares into which such Company Shares have been converted. Certificates representing Company Shares shall be exchanged for certificates representing whole Parent Common Shares issued in consideration therefor upon the surrender of such certificate in accordance with the provisions hereof. If prior to the Effective Time the Company or Parent should split or combine Company Shares or Parent Common Shares, or pay a stock dividend or other stock distribution in Company Shares or Parent Common Shares, then the Exchange Ratio will be appropriately adjusted to reflect such split, combination, dividend or other distribution.

                  (c) Each Company Share held in the treasury of the Company or by any subsidiary of the Company and each such Company Share held by Parent or any subsidiary of Parent immediately prior to the Effective Time shall be canceled and retired and cease to exist, and no Parent Common Shares shall be issued in exchange therefor. All Parent Common Shares owned by the Company or any subsidiary shall become treasury stock of Parent.

                  (d) In addition to the Parent Common Shares issuable to the holders of the Company Shares pursuant to Section 3.1(a) above, the following additional Parent Common Shares shall be issuable as follows: (i) 1,900,000 Parent Common Shares, which shall be comprised of 500,000 shares to be contributed by current Parent stockholders and 1,400,000 newly issued Parent Shares; (ii) up to 500,000 Parent Shares based on the Net Assets Adjustment (as defined below); and (iii) up to 298,846 Parent Shares based on the Conversion Agreement Adjustment (as defined below). The "Net Assets Adjustment" shall become operative if, and to the extent, that the Parent Liabilities (as defined below) as of the Adjustment Date (as defined below) exceed the Parent Assets (as defined below) as of the Adjustment Date by more than $500,000. Parent shall issue additional Parent Shares based on the amount of the Net Assets Adjustment with shares being valued at $0.50 per share, up to a maximum of 500,000 additional Parent Shares. The "Adjustment Date" shall be the last day of the month in which the 180th day after the Effective Time falls. The "Parent Assets" and the "Parent Liabilities" shall be the total assets and total liabilities of Parent as those amounts (determined in accordance with generally accepted accounting principles) exist at the Effective Time, as the same shall thereafter exist on the Adjustment Date. By way of example, the total assets and total liabilities of Parent would be determined at the Effective Time, those assets and liabilities would be separately accounted for by Parent after the Merger until the Adjustment Date, if the liabilities exceed the assets, as each of these exists on the Adjustment Date, by more than $500,000 then additional Parent Shares would be issued in a number equal to such excess amount divided by $0.50 up to a maximum of 500,000 Parent Shares. Notwithstanding the foregoing, the total assets and total liabilities shall exclude therefrom any proceeds of liabilities relating to capital raising transactions completed by Parent after the date of this Agreement. The "Conversion Agreement Adjustment" shall become operative if, and to the extent, that Parent issues additional shares to Ingram Micro, Inc. pursuant to Section 3 of that certain Amendment to Conversion and Registration Rights Agreement, dated as of February 16, 2001.

         Each share of common stock of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchangeable for one share of common stock of the Surviving Corporation.


                  (e) Since the date of the Original Merger Agreement, the Company has made certain loans and extended trade credit to Parent, and the Company may between the date hereof and the Effective Time make further loans and extensions of trade credit to Parent (collectively, the Mcglen Payables"). Parent and the Company agree that all of the Mcglen Payables shall be converted into Parent Shares effective as of the close of business on the day immediately prior to the Effective Time. The amount of the Mcglen Payables shall be converted into Parent Shares at a conversion price of $0.21875 per share.

         3.2 OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES. As of the Effective Time, any stock options, warrants, convertible securities or other contractual commitments to purchase or issue Company Shares that are outstanding both as of the date hereof and at the Effective Time (whether or not contingent or otherwise requiring further stockholder approval) shall be assumed by Parent and converted into an option, warrant, convertible security or other contractual commitment as the case may be, to purchase or issue, on the same terms and conditions (including, without limitation, the date and exercise provisions) as were applicable prior to the Effective Time, the number of Parent Common Shares equal to the number of Company Shares subject to such stock option, warrant, convertible security or other contractual commitment multiplied by the Exchange Ratio, at an exercise price per Parent Common Share equal to the former exercise price per Company Share under such stock option, warrant, convertible security or other contractual commitment immediately prior to the Effective Time (without taking into account any anti-dilution formula) divided by the Exchange Ratio; provided, however, that in the case of any employee stock option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the conversion formula shall be adjusted, if necessary, to comply with Section 424(a) of the Code. No stock option or warrant shall be converted into an option or warrant to purchase a partial Parent Common Share. Except as provided above, the converted stock options, warrants, convertible securities or other contractual commitments shall be assumed by Parent under their same terms and conditions, but shall not be subject to further stockholder approval. Parent agrees that as soon as reasonably practicable after the Effective Time it will cause to be filed one or more Registration Statements on Form S-8 under the Securities Act of 1933, as amended (the "Securities Act"), or amendments to any existing Registration Statements on Form S-8 covering stock options and warrants, to register the Parent Common Shares issuable upon exercise of the aforesaid converted options or warrants, and at or prior to the Effective Time, Parent shall take all corporate action necessary to reserve for issuance a sufficient number of Parent Shares for delivery upon exercise of the options and warrants, conversion of convertible securities or otherwise pursuant to other contractual commitments assumed pursuant to this Section 3.2. The consummation of the Merger shall not be treated as a termination of employment for purposes of the Company's option plans.

         3.3        EXCHANGE OF SHARES.

                  (a) Prior to the Effective Time, Parent shall select and enter into an agreement (in form and substance reasonably satisfactory to the Company) with a bank or trust company to act as Exchange Agent (the

                           "Exchange Agent"). No later than the Effective Time, Parent shall make available, and each holder of Company Shares (other than Excluded Shares) will be entitled to receive, upon surrender to the Exchange Agent of one or more certificates representing such Company Shares for cancellation, certificates representing the number of Parent Common Shares into which such Company Shares are converted in the Merger. The Parent Common Shares into which the Company Shares shall be converted in the Merger shall be deemed to have been issued at the Effective Time.


                  (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Company Shares (the "Certificates") whose Company Shares were converted into Parent Common Shares pursuant to Section 3.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing Parent Common Shares. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole Parent Common Shares which such holder has the right to receive in respect of the Certificates surrendered pursuant to the provisions of this ARTICLE III.

                  (c) In the event that any stock certificate representing Company Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, Parent will issue or cause to be issued in exchange for such lost, stolen or destroyed certificate the number of Parent Common Shares into which such Company Shares are converted in the Merger in accordance with this ARTICLE III. When authorizing such issuance in exchange therefor, the Board of Directors of Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate to give Parent a bond in such sum as it may direct as indemnity, or such other form of indemnity, as it shall direct, against any claim that may be made against Parent with respect to the certificate alleged to have been lost, stolen or destroyed.

         3.4 DIVIDENDS; TRANSFER TAXES. No dividends that are declared on Parent Common Shares will be paid to persons entitled to receive certificates representing Parent Common Shares until such persons surrender their certificates representing Company Shares. Upon such surrender, there shall be paid to the person in whose name the certificates representing such Parent Common Shares shall be issued any dividends which shall have become payable with respect to such Parent Common Shares between the Effective Time and the time of such surrender. In no event shall the person entitled to receive such dividends be entitled to receive interest on such dividends. If any certificates for any Parent Common Shares are to be issued in a name other than that in which the certificate representing Company Shares surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such Parent Common Shares in a name other than that of the registered holder of the certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of Company Shares for any Parent Common Shares or dividends thereon or, in accordance with Section 3.5, the cash payment for fractional interests, delivered to a public official pursuant to applicable escheat laws.

         3.5 NO FRACTIONAL SECURITIES. No certificates or scrip representing fractional Parent Common Shares shall be issued upon the surrender for exchange of certificates representing Company Shares pursuant to this ARTICLE III and no dividend, stock split-up or other change in the capital structure of Parent shall relate to any fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any rights of a security holder. In lieu of any such fractional securities, each holder of Company Shares who would otherwise have been entitled to a fraction of a Parent Common Share upon surrender of stock certificates for exchange pursuant to this ARTICLE III shall be paid cash upon such surrender in an amount equal to the product of such fraction multiplied by the average closing price for a Parent Common Share on the Nasdaq SmallCap Market for the three trading days immediately following the Closing Date (as defined below).

         3.6 CLOSING OF TRANSFER BOOKS. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company Shares shall thereafter be made. If, after the Effective Time, certificates representing Company Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for certificates representing Parent Common Shares in accordance with the terms hereof. At and after the Effective Time, the holders of Company Shares to be exchanged for Parent Common Shares pursuant to this Agreement shall cease to have any rights as shareholders of the Company except for the right to surrender such stock certificates in exchange for Parent Common Shares as provided hereunder.

         3.7 DISSENTING SHARES. If holders of Company Shares are entitled to dissent from the Merger and demand appraisal of any such Company Shares in accordance with the provisions of the CCC ("Dissenting Holders"), any Company Shares held by a Dissenting Holder as to which appraisal has been so demanded ("Excluded Shares") shall not be converted as described in
                  Section 3.1, but shall from and after the Effective Time represent only the right to receive such consideration as may be determined to be due to such Dissenting Holder pursuant to the CCC; provided, however, that each Company Share held by a Dissenting Holder who shall, after the Effective Time, withdraw its demand for appraisal or lose its right of appraisal with respect to such Company Shares, in either case pursuant to the CCC, shall not be deemed Excluded Shares but shall be deemed to be converted, as of the Effective Time, into the right to receive Parent Common Shares in accordance with the Exchange Ratio.

         3.8 CLOSING. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of O'Melveny & Myers LLP, 114 Pacifica, Suite 100, Irvine, California 92618, at 9:00 a.m., local time, on the first business day (the "Closing Date") after the later of (a) the day on which the later to occur of the stockholders' meetings referred to in Section 7.4 shall have occurred or (b) the day on which all of the conditions set forth in ARTICLE III hereof are satisfied or waived, or at such other date, time and place as the parties shall agree.

         3.9 SUPPLEMENTARY Action. If at any time after the Effective Time, any further assignments or assurances in law or any other things are necessary or desirable to vest or to perfect or confirm of record in the Surviving Corporation the title to any property or rights of either Constituent Corporation, or otherwise to carry out the provisions of this Agreement, the officers and directors of the Surviving Corporation are hereby authorized and empowered on behalf of the Constituent Corporations, in the name of and on behalf of either Constituent Corporation as appropriate, to execute and deliver any and all things necessary or proper to vest or to perfect or confirm title to such property or rights in the Surviving Corporation, and otherwise to carry out the purposes and provisions of this Agreement.

                              ARTICLE IV
                    REPRESENTATIONS AND WARRANTIES OF PARENT
                    ----------------------------------------

         As used in this Agreement, (i) the term "Material Adverse Effect" means, with respect to the Company or Parent, as the case may be, a material adverse effect on the business, assets, results of operation or financial condition of such party and its subsidiaries taken as a whole or in the ability of such party to perform its obligations hereunder and (ii) the word "subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, of which such party or any other subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any subsidiary of such party do not have a majority of the voting interests in such partnership) or of which at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporations or other organizations is directly or indirectly owned or controlled by such party and/or by any one or more of the subsidiaries. Parent and Acquisition Sub represent and warrant to the Company, except as disclosed to the Company in writing prior to the execution of this Agreement, as follows:

         4.1 ORGANIZATION. Parent is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the corporate power to carry on its business as it is now being conducted or presently proposed to be conducted. Parent is duly qualified as a foreign corporation to do business, and is in good standing (to the extent the concept of good standing exists), in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not have a Material Adverse Effect. Each corporate subsidiary of Parent is a corporation duly organized, validly existing and in good standing (to the extent the concept of good standing exists) under the laws of its jurisdiction of incorporation or organization, has the corporate power to carry on its business as it is now being conducted and is duly qualified to do business, and is in good standing (to the extent the concept of good standing exists), in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so duly organized, validly existing and in good standing, to have such corporate power or to be so qualified will not have a Material Adverse Effect.

         4.2 CAPITALIZATION. As of the date hereof, the authorized capital stock of Parent and Acquisition Sub is as set forth in the Parent SEC Reports (as defined below). As of the date hereof, the number of shares of capital stock of each of Parent and Acquisition Sub which are issued and outstanding is as set forth in the Parent SEC Reports as supplemented by a writing provided by Parent to the Company prior to the date hereof. All of the issued and outstanding shares of each of Parent and Acquisition Sub are validly issued, fully paid and nonassessable and free of preemptive rights or similar rights created by statute, the Certificate of Incorporation or Bylaws of Parent or any agreement by which Parent or any of its subsidiaries is a party or by which it is bound. Except (a) as set forth above or (b) as disclosed to the Company in writing, there are not as of the date of this Agreement any shares of capital stock of Parent issued or outstanding or any options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating Parent to issue, transfer or sell any shares of its capital stock. As of the date hereof, no bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which stockholders of Parent may vote ("Voting Debt") were issued and outstanding with respect to Parent.


         4.3 AUTHORITY RELATIVE TO THIS AGREEMENT. Each of Parent and Acquisition Sub has the corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by Parent and Acquisition Sub and the consummation by each of Parent and Acquisition Sub of the transactions contemplated hereby have been duly authorized by the respective Boards of Directors of Parent and Acquisition Sub, and, except for approval by the requisite votes cast by Parent's stockholders at the meeting provided for in Section 7.4 and the approval by Parent as the sole stockholder of Acquisition Sub, no other corporate proceedings on the part of either of Parent or Acquisition Sub are necessary to approve this Agreement or the transactions contemplated hereby.

         4.4 CONSENTS AND APPROVALS; NO VIOLATIONS. Except for applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), state or foreign laws relating to takeovers, if applicable, state securities or blue sky laws, and, as applicable, filing and recordation of Agreement of Merger under the CCC, no filing with, and no permit, authorization, consent or approval of, any public body or authority is necessary for the consummation by Parent or Acquisition Sub of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement by Parent or Acquisition Sub, nor the consummation by Parent or Acquisition Sub of the transactions contemplated hereby, nor compliance by Parent or Acquisition Sub with any of the provisions hereof, will (a) result in any breach of the Certificate of Incorporation or Bylaws of Parent or the Articles of Incorporation or Bylaws of Acquisition Sub, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound or
                  (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent, any of its subsidiaries or any of their properties or assets, except in the case of clauses (b) and (c) for violations, breaches or defaults that would not have a Material Adverse Effect.

         4.5 REPORTS AND FINANCIAL STATEMENTS. Parent has filed all reports required to be filed by it with the Securities and Exchange Commission (the "SEC") pursuant to the Exchange Act since January 1, 1999, including, without limitation, an Annual Report on Form 10-KSB for the year ended December 31, 1999 (collectively, the "Parent SEC Reports"), and has previously furnished or made available to the Company true and complete copies of all such SEC Reports. None of the Parent SEC Reports, as of their respective dates (as amended through the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the balance sheets (including the related notes) included in the Parent SEC Reports fairly presents in all material respects the consolidated financial position of Parent and its subsidiaries as of the respective dates thereof, and the other related statements (including the related notes) included therein fairly present in all material respects the results of operations and cash flows of Parent and its subsidiaries for the respective periods or as of the respective dates set forth therein, all in conformity with generally accepted accounting principles consistently applied during the periods involved, except as otherwise noted therein and subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and any other adjustments described therein and the absence of any notes thereto.


         4.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement, since June 30, 2000, neither Parent nor any of its subsidiaries has: (a) taken any of the actions set forth in Sections 6.1(b) or 6.1(c); (b) incurred any liability material to Parent and its subsidiaries on a consolidated basis, except in the ordinary course of its business, consistent with past practices; (c) suffered a change, or any event involving a prospective change, in the business, assets, financial condition or results of operations of Parent or any of its subsidiaries which has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect; or (d) subsequent to the date hereof, except as permitted by
                  Section 6.1, conducted its business and operations other than in the ordinary course of business and consistent with past practices.

         4.7 INFORMATION IN DISCLOSURE DOCUMENTS AND REGISTRATION STATEMENT. None of the information to be supplied by Parent and Acquisition Sub to be included in (a) the Registration Statement on Form S-4 (or such other form required or deemed appropriate by the SEC) to be filed with the SEC by Parent under the Securities Act for the purpose of registering the Parent Shares to be issued in the Merger or pursuant to this Agreement (the "Registration Statement") and (b) the joint proxy statement to be distributed in connection with the meetings of stockholders of Parent and the Company to vote upon this Agreement (the "Proxy Statement"), will, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, or, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of each of the meetings of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement insofar as it pertains to Parent or any of its subsidiaries will comply as to form in all material respects with the provisions of the Securities Act, and the rules and regulations promulgated thereunder. The Proxy Statement insofar as it pertains to Parent or Acquisition Sub will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.

         4.8 LITIGATION. As of the date of this Agreement, except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement and except to the extent that individually and in the aggregate they would not reasonably be expected to have a Material Adverse Effect: (i) there is no action, suit, judicial or administrative proceeding, arbitration or investigation pending or, to the best knowledge of Parent, threatened against or involving Parent or any of its subsidiaries, or any of their properties or rights, before any court, arbitrator, or administrative or governmental body;
                  (ii) there is no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against Parent or any of its subsidiaries; and (iii) Parent and its subsidiaries are not in violation of any term of any judgments, decrees, injunctions or orders outstanding against them. Parent has furnished to The Company in writing, a description of all litigations, actions, suits, proceedings, arbitrations, investigations known to it, judgments, decrees, injunctions or orders pending, or to its best knowledge, threatened against or involving Parent or any of its subsidiaries, or any of their properties or rights as of the date hereof.

         4.9       CONTRACTS.

                  (a) Each of the material contracts, instruments, mortgages, notes, security agreements, leases, agreements or understandings to which Parent or any of its subsidiaries is a party that relates to or affects the assets or operations of Parent or any of its subsidiaries or to which Parent or any of its subsidiaries or their respective assets or operations may be bound or subject is a valid and binding obligation of Parent and in full force and effect (with respect to Parent or such subsidiary), except for where the failure to be in full force and effect would not individually or in the aggregate, have a Material Adverse Effect. Except to the extent that the consummation of the transactions contemplated by this Agreement may require the consent of third parties, as disclosed in writing to the Company pursuant hereto, there are no existing defaults by Parent or any of its subsidiaries thereunder or, to the knowledge of Parent, by any other party thereto, which defaults, individually or in the aggregate, would have a Material Adverse Effect; and no event of default has occurred, and no event, condition or occurrence exists, that (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default by Parent or any of its subsidiaries thereunder which default would, individually or in the aggregate, have a Material Adverse Effect.

                  (b) Except as set forth in Parent SEC Reports (including the exhibits thereto) filed prior to the date of this Agreement and except for this Agreement, as of the date of this Agreement neither Parent nor any of its subsidiaries is a party to any oral or written (i) consulting agreement not terminable on 60 days or less notice involving the payment of more than $100,000 per annum, in the case of any such agreement with an individual, (ii) joint venture agreement,
                           (iii) noncompetition or similar agreement that restricts Parent or its subsidiaries from engaging in a line of business, (iv) agreement with any executive officer or other employee of Parent or any subsidiary the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Parent of the nature contemplated by this Agreement and which provides for the payment of in excess of $100,000, (v) agreement with respect to any executive officer of Parent or any subsidiary providing any term of employment beyond one year or compensation guaranty in excess of $100,000 per annum, or (vi) agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

         4.10        EMPLOYEE BENEFIT PLANS.

                  (a) Parent has previously delivered to the Company a true and complete list of each written or formal employee benefit plan (including, without limitation, any "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) policy or agreement that is maintained (all of the foregoing, the "Parent Benefit Plans"), or is or was contributed to by Parent or any of its subsidiaries or pursuant to which Parent or any of its subsidiaries or any trade or business, whether or not incorporated (a "Parent ERISA Affiliate"), which together with Parent would be deemed a "single employer" within the meaning of
                           Section 4001 of ERISA, is still potentially liable for payments, benefits or claims. A copy of each Parent Benefit Plan as currently in effect and, if applicable, the most recent Annual Report, Actuarial Report or Valuation, Summary Plan Description, Trust Agreement and a Determination Letter issued by the IRS for each Parent Benefit Plan have heretofore been delivered to The Company. No Parent Benefit Plan was or is subject to Title IV of ERISA or Section 412 of the Code (including any "multiemployer plan," as defined in Section 3(37) of ERISA).

                  (b) Each of the Parent Benefit Plans that are subject to ERISA is in substantial compliance with ERISA; each of the Parent Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") is so qualified; and no event has occurred, and to the best knowledge of Parent, there exists no condition or set of circumstances, in connection with which Parent or any Parent ERISA Affiliate is or could be subject to liability (except liability for benefit claims and funding obligations payable in the ordinary course) under ERISA, the Code, or any other applicable law with respect to any Parent Benefit Plan.

                  (c) All contributions or other amounts payable by Parent or its subsidiaries through December 31, 1999 with respect to each Parent Benefit Plan in respect of current or prior plan years have been either paid or accrued on the most recent financial statements of Parent made available to the Company. Any contributions or other amounts payable by Parent or its subsidiaries for periods between December 31, 1999 and the Effective Time with respect to each Parent Benefit Plan in respect of current or prior plan years have been or will be either paid or accrued in the normal course of business on the books and records of Parent at or prior to the Effective Time. There are no pending, or, to the best knowledge of Parent, threatened or anticipated claims (other than routine claims for benefits) by or on behalf of or against any of the Parent Benefit Plans or any trusts or other funding vehicles related thereto.

                  (d) No Parent Benefit Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees for periods extending beyond their retirement or other termination of service (other than (i) coverage mandated by Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any comparable state law, (ii) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of Parent or the Parent ERISA Affiliates, or (iv) benefits the full cost of which is borne by the current or former employee or his or her beneficiary).

         4.11 TAXES. For the purposes of this section, the term "tax" shall include all taxes, charges, withholdings, fees, levies, penalties, additions, interest or other assessments imposed by any United States federal, state or local authority or any other taxing authority on Parent or any of its Tax Affiliates as to their respective income, profit, franchise, gross receipts, payroll, sales, employment, worker's compensation, use, property, withholding, excise, occupancy, environmental, and other taxes, duties or assessments of any nature, whatsoever. Parent has filed or caused to be filed timely all material federal, state, local and foreign tax returns required to be filed by each of it and any member of its consolidated, combined, unitary or similar group (each such member a "Tax Affiliate"). Such returns, reports and other information are accurate and complete in all material respects. Parent has paid or caused to be paid or has made adequate provision or set up an adequate accrual or reserve for the payment of, all taxes shown to be due in respect of the periods for which returns are due, and has established (or will establish at least quarterly) an adequate accrual or reserve for the payment of all taxes payable in respect of the period subsequent to the last of said periods required to be so accrued or reserved. Neither Parent nor any of its Tax Affiliates has any material liability for taxes in excess of the amount so paid or accruals or reserves so established. Neither Parent nor any of its Tax Affiliates is delinquent in the payment of any tax in excess of the amount reserved or provided therefor, and no deficiencies for any tax, assessment or governmental charge in excess of the amount reserved or provided therefor have been threatened, claimed, proposed or assessed. No waiver or extension of time to assess any taxes has been given or requested. Parent's United States federal and state income tax returns have never been audited by the Internal Revenue Service or comparable agencies.

         4.12 COMPLIANCE WITH APPLICABLE LAW. Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement, Parent and each of its subsidiaries holds all licenses, franchises, permits, variances, exemptions, orders, approvals and authorizations necessary for the lawful conduct of its business under and pursuant to, and the business of each of Parent and its subsidiaries is not being conducted in violation of, any provision of any federal, state, local or foreign statute, law, ordinance, rule, regulation, judgment, decree, order, concession, grant, franchise, permit or license or other governmental authorization or approval applicable to Parent or any of its subsidiaries, except to the extent that the failure to hold any such licenses, franchises, permits or authorizations, or any such violation, would not, individually or in the aggregate, have a Material Adverse Effect.

         4.13 SUBSIDIARIES. Parent's SEC Reports list all material subsidiaries of Parent (other than Acquisition Sub) as of the date of this Agreement and indicates for each such corporate subsidiary as of such date the jurisdiction of incorporation or organization. All of the outstanding shares of capital stock or other equity interests of each of the subsidiaries are (i) held by Parent or one of such wholly-owned subsidiaries, (ii) fully paid and nonassessable, and (iii) owned by Parent or one of such wholly-owned subsidiaries free and clear of any claim, lien or encumbrance.

         4.14 LABOR AND EMPLOYMENT MATTERS. (a) Parent and its subsidiaries are and have been in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, the Immigration Reform and Control Act ("IRCA"), the Worker Adjustment and Retraining Notification Act ("WARN"), the Americans with Disabilities Act ("ADA") and such laws respecting employment discrimination, equal opportunity, affirmative action, worker's compensation, occupational safety and health requirements and unemployment insurance and related matters, and are not engaged in and have not engaged in any unfair labor practice; (b) to the best knowledge of Parent, no investigation or review by or before any governmental entity concerning any violations of any such applicable laws is pending nor, to the best knowledge of Parent is any such investigation threatened or has any such investigation occurred during the last three years, and no governmental entity has provided any notice to Parent or any of its subsidiaries or otherwise asserted an intention to conduct any such investigation; (c) there is no labor strike, dispute, slowdown or stoppage actually pending or threatened against Parent or any of its subsidiaries; (d) no union representation question or union organizational activity exists respecting the employees of Parent or any of its subsidiaries; (e) no collective bargaining agreement exists which is binding on Parent or any of its subsidiaries; (f) neither Parent nor any of its subsidiaries has experienced any material work stoppage or other material labor difficulty; and
                  (g) in the event of termination of the employment of any of the current officers, directors, employees or agents of Parent or any of its subsidiaries, none of Parent, any of its subsidiaries, The Company or any of its subsidiaries or the Surviving Corporation will pursuant to any agreement or by reason of anything done prior to the Effective Time by Parent or any of its subsidiaries be liable to any of said officers, directors, employees or agents for so-called "severance pay" or any other similar payments or benefits, including, without limitation, post-employment healthcare (other than pursuant to COBRA) or insurance benefits.

         4.15 INSURANCE. As of the date hereof, Parent and each of its subsidiaries is insured by insurers reasonably believed by Parent to be of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged. All material policies of insurance and fidelity or surety bonds insuring Parent or any of its subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect. As of the date hereof, there are no material claims by Parent or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.

         4.16 OWNERSHIP OF THE COMPANY SHARES. As of the date hereof, neither Parent nor, to its best knowledge, any of its affiliates or associates (as such terms are defined under the Exchange Act) (i) beneficially owns, directly or indirectly, or (ii) are parties to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, Company Shares which in the aggregate represent 10% or more of the outstanding Company Shares.

         4.17 PARENT PROPRIETARY RIGHTS. For purposes of this Section 4.17, Parent shall mean Parent and each of its subsidiaries.

                  (a) Parent has previously disclosed in writing to the Company a listing of all of Parent's domestic or foreign federal, state and foreign registrations of trademarks and of other marks, trade names or other trade rights, and all pending applications for any such registrations and all of Parent's patents and copyrights and all pending applications therefor, all other trademarks and other marks, trade names and other trade rights or in which Parent has any interest whatsoever, and all other trade secrets, designs, plans, specifications, technical information and other Parent proprietary rights, whether or not registered, created or used by or on behalf of Parent (collectively, "Parent Proprietary Rights"). Such listing (the "Parent Proprietary Rights List") also sets forth: (i) for each patent and registered design, the number, normal expiration date and subject matter for each country in which such patent or registered design has been issued, (ii) for each patent application and registered design application, the application number, date of filing and subject matter for each country, (iii) for each trademark, the trademark application serial number or the trademark registration number, the trademark class of goods covered and the trademark expiration date for each country in which a trademark has been registered, (iv) for each service mark, the service mark serial number or the service mark registration number, the service mark class of goods covered and the service mark expiration date for each country in which a service mark has been registered and (v) for each copyright, the copyright number and date of filing for each country in which a copyright has been filed. The Parent Proprietary Rights listed in the Parent Proprietary Rights List are all those used by Parent in connection with its business. True and correct copies of all patents, and all pending applications for patents, owned, controlled, created or used by or on behalf of Parent or in which Parent has any interest whatsoever have been provided to the Company.

                  (b) (i) No Person has a right to receive a royalty or similar payment in respect of any Parent Proprietary Rights whether or not pursuant to any contractual arrangements entered into by Parent. Parent has no licenses granted, sold or otherwise transferred by or to it nor other agreements to which it is a party relating in whole or in part to any of the Parent Proprietary Rights.

                           (ii) Parent owns and has the sole right to use each of the Parent Proprietary Rights. Except for applications pending, all of the patents, registered designs and trademarks listed in the Parent Proprietary Rights List have been duly issued and all of the other Parent Proprietary Rights exist, are registered and are subsisting. All of the pending patent applications have been duly filed. None of the Parent Proprietary Rights is involved in any pending or threatened litigation. Parent has not received any notice of invalidity or infringement of any rights of others with respect to such trademarks. Parent has taken all reasonable and prudent steps to protect the Parent Proprietary Rights from infringement by any other person. No other person (x) has the right to use any such trademarks on the goods on which they are now being used either in identical form or in such near resemblance thereto as to be likely, when applied to the goods of any such person, to cause confusion with the trademarks or to cause a mistake or to deceive, (y) has notified Parent that it is claiming any ownership of or right to use such Parent Proprietary Rights, or (z) to the best of Parent's knowledge, is infringing upon any such Parent Proprietary Rights in any way. To the best of Parent's knowledge, Parent's use of the Parent Proprietary Rights is not infringing upon or otherwise violating the rights of any third party in or to such Parent Proprietary Rights, and no proceedings have been instituted against or notices received by Parent that are presently outstanding alleging that Parent's use of the Parent Proprietary Rights infringes upon or otherwise violates any rights of a third party in or to such Parent Proprietary Rights. All of the Parent Proprietary Rights are valid and enforceable rights of Parent and will not cease to be valid and in full force and effect by reason of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement. There are not, and it is reasonably expected that after the Effective Time there will not be, any restrictions on Parent's right to sell products manufactured by or for Parent which relate to the Parent Proprietary Rights.


                  (c) No employee of Parent or any of its subsidiaries is, or is now expected to be, in default under any term of any employment contract, agreement or arrangement relating to any Parent Proprietary Rights or noncompetition agreement, or any other contract or any restrictive covenant relating to the right of any such officer or employee to be employed by Parent or any of its subsidiaries because of the nature of the business conducted or to be conducted by Parent or any of its subsidiaries or relating to the use of any intellectual property of others, and the continued employment of Parent's and its subsidiaries' officers and employees does not subject Parent or any of its subsidiaries to any liability resulting from such a violation.

         4.18 OWNED PROPERTY: PARENT FACILITIES. Neither Parent nor any of its subsidiaries owns any real property. Schedule 4.18 lists all of Parent's plants, offices, facilities, warehouses, improvements, administration buildings and real property (the "Parent Facilities").

         4.19     COMPLIANCE WITH LEGISLATION REGULATING ENVIRONMENTAL QUALITY.

                  (a) For the purposes of this Agreement, the term "Environmental Laws" shall mean all federal, foreign, state and local environmental protection, occupational, health and safety or similar laws, ordinances, restrictions, licenses, rules, regulations and permit conditions, including but not limited to the Federal Water Pollution Control Act, Resource Conservation & Recovery Act, Safe Drinking Water Act, Toxic Substances Control Act, Clean Air Act, Comprehensive Environmental Response, Compensation and Liability Act, Emergency Planning and Community Right to Know or other U.S. or foreign federal, state, province, or local laws of similar effect, each as amended as of the Effective Time, and the term "Hazardous Materials" shall mean any hazardous or toxic substances, wastes or materials, including without limitation petroleum or petroleum products, defined as such by any applicable Environmental Law or governmental agencies.

                  (b) Throughout the period of its ownership or operation of the Parent Facilities, neither Parent nor any of its subsidiaries has received any written notices, directives, violation reports, actions or claims from or by (A) any local, state, federal or foreign governmental agency concerning Environmental Laws or
                           (B) any person alleging that, in connection with Hazardous Materials, conditions at any of the Parent Facilities or Parent's acts or omissions have resulted in or caused or threatened to result in or cause injury or death to any person or damage to any property, including without limitation, damage to natural resources, and to Parent's knowledge, no such notices, directives, violation reports, actions, claims or allegations exist; (ii) the Parent Facilities and the business operated by Parent and its subsidiaries are in compliance with all applicable state, federal, foreign and local Environmental Laws, except where any noncompliance with Environmental Laws would not have a Material Adverse Effect on Parent; (iii) no underground storage tanks either are or, to Parent's knowledge, have been located at any of the Parent Facilities; and (iv) to Parent's knowledge, no friable asbestos or PCBs have been located at any of the Parent Facilities.

                  (c) There has been no spill, discharge, release, cleanup or contamination of or by any Hazardous Materials used, generated, treated, stored, disposed of or handled by Parent or any of its subsidiaries at any of the Parent Facilities; (ii) neither Parent nor any of its subsidiaries has treated, stored, disposed of, released or transported any Hazardous Material in a manner which would give rise to any liability under any Environmental Laws; and (iii) Parent and its subsidiaries hold all necessary permits, licenses, approvals and consents to conduct their business as currently being conducted and are not in violation of any condition of any such permit, license or consent.

         4.20 ACQUISITION Sub. Since the date of its incorporation, Acquisition Sub has not and as of the Effective Time it will not have (i) conducted any business, (ii) had assets other than $100 contributed by Parent in exchange for its stock,
                  (iii) incurred liabilities other than an amount not exceeding $1,000 representing fees and disbursements incurred in connection with incorporating and maintaining its corporation existence, and (iv) made any distributions with respect to its stock or other payments except in satisfaction of liabilities referred to in clause (iii) above.

                                    ARTICLE V
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY
                  ---------------------------------------------

         The Company represents and warrants to Parent and Acquisition Sub, except as disclosed to Parent in writing prior to the execution of this Agreement, as follows:

         5.1 ORGANIZATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the corporate power to carry on its business as it is now being conducted or presently proposed to be conducted. The Company is duly qualified as a foreign corporation to do business, and is in good standing (to the extent the concept of good standing exists), in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not have a Material Adverse Effect. Each corporate subsidiary of the Company is a corporation duly organized, validly existing and in good standing (to the extent the concept of good standing exists) under the laws of its jurisdiction of incorporation or organization, has the corporate power to carry on its business as it is now being conducted and is duly qualified to do business, and is in good standing (to the extent the concept of good standing exists), in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so duly organized, validly existing and in good standing, to have such corporate power or to be so qualified will not have a Material Adverse Effect.

         5.2 CAPITALIZATION. As of the date hereof, the authorized capital stock of the Company is as set forth in a writing delivered by the Company to Parent prior to the date hereof (the "Company Disclosure Schedule"). As of the date hereof, the number of Company Shares which are issued and outstanding is as set forth in the Company Disclosure Schedule. All of the issued and outstanding Company Shares are validly issued, fully paid and nonassessable and free of preemptive rights or similar rights created by statute, the Articles of Incorporation or Bylaws of the Company or any agreement by which the Company or any of its subsidiaries is a party or by which it is bound. Except (a) as set forth above or (b) as disclosed in the Company Disclosure Schedule, there are not as of the date of this Agreement any shares of capital stock of the Company issued or outstanding or any options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating the Company to issue, transfer or sell any shares of its capital stock. As of the date hereof, no bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which stockholders of the Company may vote ("Voting Debt") were issued and outstanding with respect to the Company.

         5.3 AUTHORITY RELATIVE TO THIS AGREEMENT. The Company has the corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company, and, except for approval by the requisite votes cast by the Company's stockholders at the meeting provided for in Section 7.4, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or the transactions contemplated hereby.

         5.4 CONSENTS AND APPROVALS:, NO VIOLATIONS. Except for the Securities Act, the Exchange Act, state or foreign laws relating to takeovers, if applicable, state securities or blue sky laws, and, as applicable, filing and recordation of Agreement of Merger under the CCC, no filing with, and no permit, authorization, consent or approval of, any public body or authority is necessary for the consummation by the Company of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof, will (a) result in any breach of the Articles of Incorporation or Bylaws of the Company, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any of its subsidiaries or any of their properties or assets, except in the case of clauses (b) and (c) for violations, breaches or defaults that would not have a Material Adverse Effect.

         5.5 FINANCIAL STATEMENTS. The Company has furnished to Parent the Company's unaudited consolidated financial statements (consolidated balance ,sheets, consolidated statements of income, consolidated statements of stockholders' equity and consolidated statements of cash flows) at and for each of the 12-month periods ended December 31, 1998 and December 31, 1999 and its unaudited financial statements at and for the six-month period ended June 30, 2000 (collectively, the "Company Financial Statements"). Each of the balance sheets (including the related notes) included in the Company Financial Statements fairly presents in all material respects the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof, and the other related statements (including the related notes) included therein fairly present in all material respects the results of operations and cash flows of the Company and its subsidiaries for the respective periods or as of the respective dates set forth therein, all in conformity with generally accepted accounting principles consistently applied during the periods involved, except as otherwise noted therein and subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and any other adjustments described therein and the absence of any notes thereto.

         5.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 1999 and except as set forth in the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has: (a) taken any of the actions set forth in Sections 6.1(b) or 6.1(c) hereof; (b) incurred any liability material to the Company and its subsidiaries on a consolidated basis, except in the ordinary course of its business, consistent with past practices; (c) suffered a change, or any event involving a prospective change, in the business, assets, financial condition or results of operation of the Company or any of its subsidiaries which has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect; or (d) subsequent to the date hereof, except as permitted by
                  Section 6.1 hereof, conducted its business and operations other than in the ordinary course of business and consistent with past practices.

         5.7 INFORMATION IN DISCLOSURE DOCUMENTS AND REGISTRATION STATEMENT. None of the information to be supplied by the Company to be included in (a) the Registration Statement and
                  (b) the Proxy Statement, will, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, or, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of each of the meetings of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement insofar as it pertains to the Company or any of its subsidiaries will comply as to form in all material respects with the provisions of the Securities Act, and the rules and regulations promulgated thereunder. The Proxy Statement insofar as it pertains to the Company or any of its subsidiaries will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.

         5.8 LITIGATION. As of the date of this Agreement, except to the extent that individually and in the aggregate they would not reasonably be expected to have a Material Adverse Effect: (i) there is no action, suit, judicial or administrative proceeding, arbitration or investigation pending or, to the best knowledge of the Company, threatened against or involving the Company or any of its subsidiaries, or any of their properties or rights, before any court, arbitrator, or administrative or governmental body; (ii) there is no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against the Company or any of its subsidiaries; and (iii) the Company and its subsidiaries are not in violation of any term of any judgments, decrees, injunctions or orders outstanding against them. The Company has furnished to Parent in writing, a description of all litigations, actions, suits, proceedings, arbitrations, investigations known to it, judgments, decrees, injunctions or orders pending, or to its best knowledge, threatened against or involving the Company or any of its subsidiaries, or any of their properties or rights as of the date hereof.

         5.9      CONTRACTS.

                  (a) Each of the material contracts, instruments, mortgages, notes, security agreements, leases, agreements or understandings to which the Company or any of its subsidiaries is a party that relates to or affects the assets or operations of the Company or any of its subsidiaries or to which the Company or any of its subsidiaries or their respective assets or operations may be bound or subject is a valid and binding obligation of the Company and in full force and effect (with respect to the Company or such subsidiary), except for where the failure to be in full force and effect would not individually or in the aggregate, have a Material Adverse Effect. Except to the extent that the consummation of the transactions contemplated by this Agreement may require the consent of third parties, as disclosed in writing to Parent pursuant hereto, there are no existing defaults by the Company or any of its subsidiaries thereunder or, to the knowledge of the Company, by any other party thereto, which defaults, individually or in the aggregate, would have a Material Adverse Effect; and no event of default has occurred, and no event, condition or occurrence exists, that (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default by the Company or any of its subsidiaries thereunder which default would, individually or in the aggregate, have a Material Adverse Effect.

                  (b) As of the date of this Agreement neither the Company nor any of its subsidiaries is a party to any oral or written (i) consulting agreement not terminable on 60 days or less notice involving the payment of more than $100,000 per annum, in the case of any such agreement with an individual, (ii) joint venture agreement, (iii) noncompetition or similar agreements that restricts the Company or its subsidiaries from engaging in a line of business, (iv) agreement with any executive officer or other employee of the Company or any subsidiary the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company of the nature contemplated by this Agreement and which provides for the payment of in excess of $100,000, (v) agreement with respect to any executive officer of the Company or any subsidiary providing any term of employment beyond one year or compensation guaranty in excess of $100,000 per annum, or (vi) agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.


         5.10      EMPLOYEE BENEFIT PLANS.

                  (a) The Company has previously delivered to Parent a true and complete list of each written or formal employee benefit plan (including, without limitation, any "employee benefit plan" as defined in Section 3(3) of ERISA), policy or agreement that is maintained (all of the foregoing, the "Company Benefit Plans"), or is or was contributed to by the Company or any of its subsidiaries or pursuant to which the Company or any of its subsidiaries or any trade or business, whether or not incorporated (a "Company ERISA Affiliate"), which together with the Company would be deemed a "single employer" within the meaning of Section 4001 of ERISA, is still potentially liable for payments, benefits or claims. A copy of each Company Benefit Plan as currently in effect and, if applicable, the most recent Annual Report, Actuarial Report or Valuation, Summary Plan Description, Trust Agreement and a Determination Letter issued by the IRS for each Company Benefit Plan have heretofore been delivered to Parent. No Company Benefit Plan was or is subject to Title IV of ERISA or Section 412 of the Code (including any "multiemployer plan," as defined in Section 3(37) of ERISA).

                  (b) Each of the Company Benefit Plans that are subject to ERISA is in substantial compliance with ERISA; each of the Company Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified; and no event has occurred, and to the best knowledge of the Company, there exists no condition or set of circumstances, in connection with which the Company or any Company ERISA Affiliate is or could be subject to liability (except liability for benefit claims and funding obligations payable in the ordinary course) under ERISA, the Code, or any other applicable law with respect to any Company Benefit Plan.

                  (c) All contributions or other amounts payable by the Company or its subsidiaries through December 31, 1999 with respect to each Company Benefit Plan in respect of current or prior plan years have been either paid or accrued on the most recent financial statements of the Company made available to Parent. Any contributions or other amounts payable by the Company or its subsidiaries for periods between December 31, 1999 and the Effective Time with respect to each Company Benefit Plan in respect of current or prior plan years have been or will be either paid or accrued in the normal course of business on the books and records of the Company at or prior to the Effective Time. There are no pending, or, to the best knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by or on behalf of or against any Company Benefit Plans or any trusts or other funding vehicles related thereto.

                  (d) No Company Benefit Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees for periods extending beyond their retirement or other termination of service (other than (i) coverage mandated by Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any comparable state law, (ii) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of the Company or Company ERISA Affiliates, or (iv) benefits the full cost of which is borne by the current or former employee or his or her beneficiary).

         5.11 TAXES. For the purposes of this section, the term "tax" shall include all taxes, charges, withholdings, fees, levies, penalties, additions, interest or other assessments imposed by any United States federal, state or local authority or any other taxing authority on the Company or any of its Tax Affiliates as to their respective income, profit, franchise, gross receipts, payroll, sales, employment, worker's compensation, use, property, withholding, excise, occupancy, environmental, and other taxes, duties or assessments of any nature, whatsoever. The Company has filed or caused to be filed timely all material federal, state, local and foreign tax returns required to be filed by each of it and any member of its consolidated, combined, unitary or similar group (each such member a "Tax Affiliate"). Such returns, reports and other information are accurate and complete in all material respects. The Company has paid or caused to be paid or has made adequate provision or set up an adequate accrual or reserve for the payment of, all taxes shown to be due in respect of the periods for which returns are due, and has established (or will establish at least quarterly) an adequate accrual or reserve for the payment of all taxes payable in respect of the period subsequent to the last of said periods required to be so accrued or reserved. Neither the Company nor any of its Tax Affiliates has any material liability for taxes in excess of the amount so paid or accruals or reserves so established. Neither the Company nor any of its Tax Affiliates is delinquent in the payment of any tax in excess of the amount reserved or provided therefor, and no deficiencies for any tax, assessment or governmental charge in excess of the amount reserved or provided therefor have been threatened, claimed, proposed or assessed. No waiver or extension of time to assess any taxes has been given or requested. Except as set forth in Section 5.11 of the Disclosure Schedule, the Company's federal and state income tax returns have never been audited by the Internal Revenue Service or comparable state agencies.

         5.12 COMPLIANCE WITH APPLICABLE LAW. The Company and each of its subsidiaries holds all licenses, franchises, permits, variances, exemptions, orders, approvals and authorizations necessary for the lawful conduct of its business under and pursuant to, and the business of each of the Company and its subsidiaries is not being conducted in violation of, any provision of any federal, state, local or foreign statute, law, ordinance, rule, regulation, judgment, decree, order, concession, grant, franchise, permit or license or other governmental authorization or approval applicable to the Company or any of its subsidiaries, except to the extent that the failure to hold any such licenses, franchises, permits or authorizations, or any such violation, would not, individually or in the aggregate, have a Material Adverse Effect.

         5.13 SUBSIDIARIES. The Company Disclosure Schedule lists all the subsidiaries of the Company as of the date of this Agreement and indicates for each such corporate subsidiary as of such date the jurisdiction of incorporation or organization. All of the outstanding shares of capital stock or other equity interests of each of the subsidiaries are (i) held by the Company or one of such wholly-owned subsidiaries, (ii) fully paid and nonassessable, and (iii) owned by the Company or one of such wholly-owned subsidiaries free and clear of any claim, lien or encumbrance.

         5.14 LABOR AND EMPLOYMENT MATTERS. (a) The Company and its subsidiaries are and have been in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, IRCA, WARN, ADA and such laws respecting employment discrimination, equal opportunity, affirmative action, worker's compensation, occupational safety and health requirements and unemployment insurance and related matters, and are not engaged in and have not engaged in any unfair labor practice; (b) to the best knowledge of the Company, no investigation or review by or before any governmental entity concerning any violations of any such applicable laws is pending nor, to the best knowledge of the Company is any such investigation threatened or has any such investigation occurred during the last three years, and no governmental entity has provided any notice to the Company or any of its subsidiaries or otherwise asserted an intention to conduct any such investigation; (c) there is no labor strike, dispute, slowdown or stoppage actually pending or threatened against the Company or any of its subsidiaries; (d) no union representation question or union organizational activity exists respecting the employees of the Company or any of its subsidiaries; (e) no collective bargaining agreement exists which is binding on the Company or any of its subsidiaries; (f) neither the Company nor any of its subsidiaries has experienced any material work stoppage or other material labor difficulty; and (g) in the event of termination of the employment of any of the current officers, directors, employees or agents of the Company or any of its subsidiaries, none of the Company, any of its subsidiaries, Parent, any of its subsidiaries or the Surviving Corporation, will pursuant to any agreement or by reason of anything done prior to the Effective Time by the Company or any of its subsidiaries be liable to any of said officers, directors, employees or agents for so-called "severance pay" or any other similar payments or benefits, including, without limitation, post-employment healthcare (other than pursuant to COBRA) or insurance benefits.

         5.15 INSURANCE. As of the date hereof, the Company and each of its subsidiaries are insured by insurers reasonably believed by the Company to be of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged. All material policies of insurance and fidelity or surety bonds insuring the Company or any of its subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect. As of the date hereof, there are no material claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.

         5.16 OWNERSHIP OF SHARES. As of the date hereof, neither the Company nor, to its best knowledge, any of its affiliates or associates (as such terms are defined under the Exchange Act)
                  (i) beneficially owns, directly or indirectly, or (ii) are parties to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of the capital stock of Parent which in the aggregate represent 10% or more of the outstanding Parent Shares.

         5.17 THE COMPANY PROPRIETARY RIGHTS. For purposes of this Section 5.17, the Company shall mean the Company and each of its subsidiaries.

                  (a) The Company has previously disclosed in writing to Parent a listing of all of the Company's domestic or foreign federal, state and foreign registrations of trademarks and of other marks, trade names or other trade rights, and all pending applications for any such registrations and all of the Company's patents and copyrights and all pending applications therefor, all other trademarks and other marks, trade names and other trade rights or in which the Company has any interest whatsoever, and all other trade secrets, designs, plans, specifications, technical information and other proprietary rights of the Company, whether or not registered, created or used by or on behalf of the Company (collectively "Company Proprietary Rights"). Such listing (the "Company Proprietary Rights List") also sets forth: (i) for each patent and registered design, the number, normal expiration date and subject matter for each country in which such patent or registered design has been issued,
                           (ii) for each patent application and registered design application, the application number, date of filing and subject matter for each country, (iii) for each trademark, the trademark application serial number or the trademark registration number, the trademark class of goods covered and the trademark expiration date for each country in which a trademark has been registered, (iv) for each service mark, the service mark serial number or the service mark registration number, the service mark class of goods covered and the service mark expiration date for each country in which a service mark has been registered and (v) for each copyright, the copyright number and date of filing for each country in which a copyright has been filed. The Company Proprietary Rights listed in the Company Proprietary Rights List are all those used by the Company in connection with its business. True and correct copies of all patents, and all pending applications for patents, owned, controlled, created or used by or on behalf of the Company or in which the Company has any interest whatsoever have been provided to Parent.

                  (b) (i) No Person has a right to receive a royalty or similar payment in respect of any Company Proprietary Rights whether or not pursuant to any contractual arrangements entered into by the Company. The Company has no licenses granted, sold or otherwise transferred by or to it nor other agreements to which it is a party relating in whole or in part to any of the Company Proprietary Rights.

                           (ii) The Company owns and has the sole right to use each of the Company Proprietary Rights. Except for applications pending, all of the patents, registered designs and trademarks listed in the Company Proprietary Rights List have been duly issued and all of the other Company Proprietary Rights exist, are registered and are subsisting. All of the pending patent applications have been duly filed. None of the Company Proprietary Rights is involved in any pending or threatened litigation. The Company has not received any notice of invalidity or infringement of any rights of others with respect to such trademarks. The Company has taken all reasonable and prudent steps to protect the Company Proprietary Rights from infringement by any other person. No other person (x) has the right to use any such trademarks on the goods on which they are now being used either in identical form or in such near resemblance thereto as to be likely, when applied to the goods of any such person, to cause confusion with the trademarks or to cause a mistake or to deceive, (y) has notified the Company that it is claiming any ownership of or right to use such Company Proprietary Rights, or (z) to the best of the Company's knowledge, is infringing upon any such Company Proprietary Rights in any way. To the best of the Company's knowledge, the Company's use of the Company Proprietary Rights is not infringing upon or otherwise violating the rights of any third party in or to such Company Proprietary Rights, and no proceedings have been instituted against or notices received by the Company that are presently outstanding alleging that the Company's use of the Company Proprietary Rights infringes upon or otherwise violates any rights of a third party in or to such Company Proprietary Rights. All of the Company Proprietary Rights are valid and enforceable rights of the Company and will not cease to be valid and in full force and effect by reason of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement. There are not, and it is reasonably expected that after the Effective Time there will not be, any restrictions on the Company's right to sell products manufactured by or for the Company which relate to the Company Proprietary Rights.

                  (c) No employee of the Company or any of its subsidiaries is, or is now expected to be, in default under any term of any employment contract, agreement or arrangement relating to any Company Proprietary Rights or noncompetition agreement, or any other contract or any restrictive covenant relating to the right of any such officer or employee to be employed by the Company or any of its subsidiaries because of the nature of the business conducted or to be conducted by the Company or any of its subsidiaries or relating to the use of any intellectual property of others, and the continued employment of the Company's and its subsidiaries' officers and employees does not subject the Company or any of its subsidiaries to any liability resulting from such a violation.

         5.18 OWNED PROPERTY; COMPANY FACILITIES. Neither the Company nor any of its subsidiaries owns any real property. The Company Disclosure Schedule lists all of the Company's plants, offices, facilities, warehouses, improvements, administration buildings and real property (the "Company Facilities").

         5.19      COMPLIANCE WITH LEGISLATION REGULATING ENVIRONMENTAL QUALITY.

                  (a) Throughout the period of its ownership or operation of the Company Facilities, neither the Company nor any of its subsidiaries has received any written notices, directives, violation reports, actions or claims from or by (A) any local, state, federal or foreign governmental agency concerning Environmental Laws or (B) any person alleging that, in connection with Hazardous Materials, conditions at any of the Company Facilities or the Company's acts or omissions have resulted in or caused or threatened to result in or cause injury or death to any person or damage to any property, including without limitation, damage to natural resources, and to the Company's knowledge, no such notices, directives, violation reports, actions, claims or allegations exist; (ii) the Company Facilities and the business operated by the Company and its subsidiaries are in compliance with all applicable state, federal, foreign and local Environmental Laws, except where any noncompliance with Environmental Laws would not have a Material Adverse Effect on the Company; (iii) no underground storage tanks either are or, to the Company's knowledge, have been located at any of the Company Facilities; and (iv) to the Company's knowledge, no friable asbestos or PCBs have been located at any of the Company Facilities.

                  (b) There has been no spill, discharge, release, cleanup or contamination of or by any Hazardous Materials used, generated, treated, stored, disposed of or handled by the Company or any of its subsidiaries at any of the Company Facilities; (ii) neither the Company nor any of its subsidiaries has treated, stored, disposed of, released or transported any Hazardous Material in a manner which would give rise to any liability under any Environmental Laws; and
                           (iii) the Company and its subsidiaries hold all necessary permits, licenses, approvals and consents to conduct their business as currently being conducted and are not in violation of any condition of any such permit, license or consent.

                                 ARTICLE VI-
                     CONDUCT OF BUSINESS PENDING THE MERGER
                     --------------------------------------

         6.1 CONDUCT OF BUSINESS PENDING THE MERGER. Each of Parent and the Company agrees on its own behalf and on behalf of its subsidiaries that, during the period from the date of this Agreement and continuing until the Effective Time:

                  (a) the respective businesses of Parent and the Company and their subsidiaries shall be conducted only in the ordinary and usual course of business and consistent with past practices;

                  (b) Parent and the Company and their subsidiaries shall not (i) sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries; (ii) amend its Certificate or Articles of Incorporation, as applicable, or Bylaws; or (iii) split, combine (except as contemplated by Section 2.5) or reclassify any shares of its outstanding capital stock or declare, set aside or pay any dividend or other distribution payable in cash, stock or property in respect of its capital stock, or directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or other securities or shares of the capital stock or other securities of any of its subsidiaries;

                  (c) Parent and the Company and their subsidiaries shall not (i) authorize for issuance, issue, sell, pledge, dispose of, encumber, deliver or agree or commit to issue, sell, pledge, or deliver any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class or exchangeable into shares of stock of any class or any Voting Debt (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), except that (x) Parent and the Company may issue shares required to be issued upon exercise of existing stock options, warrants or similar plans, or under other contractual commitments previously made, which options, warrants, plans or commitments have been disclosed in writing to the other party pursuant hereto, (y) Parent may issue additional shares in connection with the raising of additional capital; provided, that the Exchange Ratio shall be adjusted as described in Section 3.1 in connection with any shares so issued and (z) nothing shall preclude Parent from using the shares included in the Equity Pool in the manner set forth in the agreement governing the Equity Pool shares (a copy of which has previously been provided to the Company) or from issuing shares in connection with the conversion of indebtedness to equity; (ii) acquire, dispose of, transfer, lease, license, mortgage, pledge or encumber any fixed or other substantial assets other than in the ordinary course of business and consistent with past practices; (iii) incur, assume or prepay any material indebtedness, liability or obligation or any other material liabilities or issue any debt securities other than in the ordinary course of business and consistent with past practices; (iv) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person (other than a subsidiary) in a material amount other than in the ordinary course of business and consistent with past practices; (v) make any material loans, advances or capital contributions to, or investments in, any other person, other than to subsidiaries, other than in the ordinary course of business and consistent with past practices; (vi) fail to maintain adequate insurance consistent with past practices for their businesses and properties; or (vii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

                  (d) Parent and the Company shall use their best efforts to preserve intact their respective business organizations, to keep available the services of its and their present officers and key employees, and to preserve the goodwill of those having business relationships with it and their respective subsidiaries; provided, however, that no breach of this covenant shall be deemed to have occurred if a failure to comply with this Section 6.1(d) occurs as a result of any matter arising out of the transactions contemplated by this Agreement or any acquisition proposals made to Parent or the Company or the public announcement thereof;

                  (e) Parent and the Company and their subsidiaries shall not knowingly take or allow to be taken or fail to take any action which act or omission would jeopardize qualification of the Merger as a "reorganization" within the meaning of Section 368(a) of the Code; and

                  (f) Parent and the Company and their subsidiaries shall use all reasonable efforts to prevent any representation or warranty of such party herein from becoming untrue or incorrect in any material respect.

         6.2 CONDUCT OF BUSINESS OF ACQUISITION SUB. During the period from the date of this Agreement to the Effective Time, Acquisition Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

         6.3 COMPENSATION PLANS. During the period from the date of this Agreement and continuing until the Effective Time, each of Parent and the Company agrees as to itself and its subsidiaries that it will not, without the prior written consent of the other (except as required by applicable law or pursuant to existing contractual arrangements or other plans or commitments as otherwise disclosed to the other in writing pursuant hereto) (a) enter into, adopt or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment, severance or other employee benefit plan, agreement, trust, plan, fund or other arrangement between such company and one or more of its officers, directors or employees, in each case so as to materially increase the benefits thereunder (collectively, "Compensation Plans"), (b) grant or become obligated to grant any increase in the compensation or fringe benefits of directors, officers or employees (including any such increase pursuant to any Compensation Plan) or any increase in the compensation payable or to become payable to any officer, except, with respect to employees other than officers, for increases in compensation in the ordinary course of business consistent with past practice, or enter into any contract, commitment or arrangement to do any of the foregoing, except for normal increases and non-stock benefit changes in the ordinary course of business consistent with past practice, (c) institute any new employee benefit, welfare program or Compensation Plan, (d) make any change in any Compensation Plan or other employee welfare or benefit arrangement or enter into any employment or similar agreement or arrangement with any employee, or (e) enter into or renew any contract, agreement, commitment or arrangement providing for the payment to any director, officer or employee of such company of compensation or benefits contingent, or the terms of which are materially altered in favor of such individual, upon the occurrence of any of the transactions contemplated by this Agreement.

         6.4 CURRENT INFORMATION. From the date of this Agreement to the Effective Time, each of the Company and Parent will cause one or more of its designated representatives to confer on a regular and frequent basis (not less than semi-monthly) with representatives of the other and to report the general status of its ongoing operations and to deliver to the other (not less than quarterly) unaudited consolidated balance sheets and related consolidated statements of income, stockholders equity and cash flows for the period since the last such report. Each of the Company and Parent will promptly notify the others of any material change in the normal course of business or in its or its subsidiaries' properties.

         6.5 LEGAL CONDITIONS TO MERGER. Each of the Company and Parent shall, and shall cause its subsidiaries to, use all reasonable efforts (a) to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements which may be imposed on such party or its subsidiaries with respect to the Merger and to consummate the transactions contemplated by this Agreement, subject to the appropriate vote or consent of stockholders and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any governmental entity and or any other public or private third party which is required to be obtained or made by such party or any of its subsidiaries in connection with the Merger and the transactions contemplated by this Agreement; provided, however, that a party shall not be obligated to take any action pursuant to the foregoing if the taking of such action or such compliance or the obtaining of such consent, authorization, order, approval or exemption would, in such party's reasonable opinion, (i) be materially burdensome to such party and its subsidiaries taken as a whole or impact in such a materially adverse manner the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Merger or (ii) result in the imposition of a condition or restriction on such party or on the Surviving Corporation of the type referred to in Section 8.1(d). Each Company will promptly cooperate with and furnish information to the other in connection with any such burden suffered by, or requirement imposed upon, any of them or any of their subsidiaries in connection with the foregoing.

         6.6 AFFILIATES. Prior to the mailing to the stockholders of the Company of the Proxy Statement, the Company shall deliver to the other a letter identifying all persons who are, at the time this Agreement is submitted for approval to the stockholders of the Company, "affiliates" of the Company, for purposes of Rule 145 under the Securities Act. The Company shall use all reasonable efforts to cause each person named in the letter delivered by it to deliver to Parent at least 30 days prior to the Closing Date a written "affiliates" agreement, in customary form, restricting the disposition by such person of the Parent Shares to be received by such person in the Merger, as contemplated by Rule 145 under the Securities Act and as are required to obtain tax-free reorganization treatment under the Code. Certificates surrendered for exchange by any person constituting an "affiliate" of the Company within the meaning of Rule 145 under the Securities Act shall not be exchanged by the Exchange Agent for Parent Shares pursuant to Section 3.3 until Parent has received such agreement described in the preceding sentence.

         6.7 ADVICE OF CHANGES; GOVERNMENT FILING. Each of Parent and the Company shall confer on a regular and frequent basis with the other, report on operational matters and promptly advise the other orally and in writing of any change or event having, or which, insofar as can reasonably be foreseen, could have, a Material Adverse Effect on such party or which would cause or constitute a material breach of any of the representations, warranties or covenants of such party contained herein. Parent shall file all reports required by regulation to be filed by it with the SEC between the date of this Agreement and the Effective Time and shall deliver to the Company copies of all such reports promptly after the same are filed. Except where prohibited by applicable statutes and regulations, each party shall promptly provide the other (or its counsel) with copies of all other filings made by such party with any state or federal government entity in connection with this Agreement or the transactions contemplated hereby.

         6.8 ACCOUNTING METHODS. No Company shall change its methods of accounting in effect at December 31, 1999, except as required by changes in generally accepted accounting principles as concurred in by such party's independent auditors or except as required under Section 7.10 hereof. Neither Parent nor the Company will change its fiscal year.

                                   ARTICLE VII
                              ADDITIONAL AGREEMENT
                              --------------------

         7.1        ACCESS AND INFORMATION.

                  (a) The Company and Parent and their respective subsidiaries shall each afford to the other and to the other's financial advisors, legal counsel, accountants, consultants and other representatives access during normal business hours throughout the period from the date hereof to the Effective Time to all of its books, records, properties, facilities, personnel commitments and records (including but not limited to tax returns) and, during such period, each shall furnish promptly to the other all information concerning its business, properties and personnel as such other party may reasonably request. No investigation pursuant to this Section 7.1 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger.

                  (b) All information furnished by either the Company or Parent to the other pursuant hereto shall be treated as the sole property of the party furnishing the information until consummation of the Merger. The parties will hold any such information that is nonpublic in confidence to the extent required by, and in accordance with the Confidentiality Agreement dated as of August 16, 2000 among the Company and Parent (the "Confidentiality Agreement") and such Confidentiality Agreement shall survive the termination of this Agreement.

         7.2 ACQUISITION PROPOSALS. The Company and its subsidiaries will not, and will use their best efforts to cause respective directors, officers, employees, financial advisors, legal counsel, accountants and other agents and representatives ("advisors") not to, initiate, solicit or encourage, directly or indirectly, or take any other action to facilitate any inquiries or the making of any proposal with respect to, or engage or participate in negotiations concerning, provide any nonpublic information or data to or have any discussions with any person other than Parent and its advisors relating to, any acquisition, exchange offer, merger, consolidation, acquisition of beneficial ownership of or the right to vote securities representing 10% or more of the total voting power of such entity or any of its subsidiaries, dissolution, business combination, purchase of all or any significant portion of the assets or any division of, or any equity interest in, such entity or any subsidiary, or similar transaction other than the Merger (such proposals, announcements, or transactions being referred to as "Acquisition Proposals"). The Company will promptly notify Parent orally and in writing if any such Acquisition Proposal (including the terms thereof and identity of the persons making such proposals) is received and furnish to Parent a copy of any written proposal.

         7.3 REGISTRATION STATEMENT. As promptly as practicable, Parent and the Company shall prepare and Parent shall file with the SEC the Registration Statement with respect to the Parent Shares to be issued in the Merger and use their best efforts to have the Registration Statement declared effective. Parent shall also use its best efforts to take any action required to be taken under state securities or blue sky laws in connection with the issuance of the Parent Shares pursuant hereto. Each of Parent and the Company shall furnish all information concerning such company, and the holders of its capital stock and shall take such other action as may be reasonably requested in connection with such Registration Statement and issuance of Parent Shares.

         7.4 PROXY STATEMENTS; STOCKHOLDER APPROVALS. The Company and Parent acting through their respective Boards of Directors, shall, in accordance with applicable law and their Articles or Certificate of Incorporation and Bylaws:

                  (a) promptly and duly call, give notice of, convene and hold as soon as practicable following the date upon which the Registration Statement becomes effective a meeting of their respective stockholders for the purpose of voting to approve and adopt this Agreement and shall use their respective best efforts, except to the extent the Board of Directors reasonably believe is otherwise required by its fiduciary duty, to obtain such stockholders approval;

                  (b) except to the extent the Board of Directors reasonably believes it is otherwise required by its fiduciary duty, recommend approval and adoption of this Agreement by the stockholders of such company, and include in the Proxy Statement such recommendations, and take all lawful action to solicit such approvals; and

                  (c) as promptly as practicable, prepare and file with the SEC a preliminary Proxy Statement and, after consultation with each other, respond to any comments of the SEC with respect to the preliminary Proxy Statement and cause the definitive Proxy Statement to be mailed to their respective stockholders. Whenever any event occurs which should be set forth in an amendment or a supplement to the Proxy Statement or any filing required to be made with the SEC, each party will promptly inform the other and will cooperate in filing with the SEC and/or mailing to stockholders such amendment or supplement. The Proxy Statement, and all amendments and supplements thereto, shall comply with applicable law and be in form and substance reasonably satisfactory to each of Parent and the Company.

         7.5 STOCK EXCHANGE LISTING. On or before the Effective Time, Parent shall take such action as may be necessary or desirable to timely list on The Nasdaq Stock Market - Small Cap Market, the Parent Shares to be issued pursuant to the Merger, subject to official notice of issuance.

         7.6 DIRECTOR AND OFFICER INDEMNIFICATION. All rights to indemnification and advancement of expenses existing in favor of the directors, officers and agents of the Company (the "Indemnified Parties") under the provisions existing on the date hereof of the Articles of Incorporation, Bylaws and indemnification agreements of the Company shall survive the Effective Time for at least three years thereafter (including any directors' and officers' liability insurance heretofore maintained if such insurance remains available for such period on commercially reasonable terms) and Parent agrees to indemnify and advance expenses to the Indemnified Parties to the full extent required or permitted by the Company under the provisions existing on the date hereof of the Articles of Incorporation, Bylaws and indemnification agreements of the Company.

         7.7 PUBLIC ANNOUNCEMENTS. So long as this Agreement is in effect, each of Parent and the Company agrees that it will obtain the approval of the other prior to issuing any press release and will use its best efforts to consult with the others before otherwise making any public statement or responding to any press inquiry with respect to this Agreement or the transactions contemplated hereby, except as may be required by law or any governmental agency if required by such agency or the rules of The Nasdaq Stock Market.

         7.8 EXPENSES. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses, except that if the Merger is not consummated, the Company and Parent shall share equally the expenses (excluding legal and accounting fees and similar advisor fees) incurred in connection with printing and mailing the Proxy Statement and the Registration Statement, and all filing fees with the SEC, under state blue sky laws, with The Nasdaq Stock Market.

         7.9      ADDITIONAL AGREEMENTS.

                  (a) Subject to the terms and conditions herein provided, including without limitation those set forth in the proviso to Section 6.5 hereof, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using all reasonable efforts to obtain all necessary waivers, consents and approvals, and to effect all necessary registrations and filings. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of the parties shall take all such necessary action.

                  (b) Subject to the terms and conditions herein provided, including without limitation those set forth in the proviso to Section 6.5 hereof, Parent and the Company will cooperate with each other and use all reasonable efforts to prepare all necessary documentation to effect promptly all necessary filings and to obtain all necessary permits, consents, approvals, orders and authorizations of or any exemptions by, all third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement.

                  (c) Each party will keep the other party apprised of the status of any inquiries made of such party by the SEC or any other governmental agency or authority or members of their respective staffs with respect to this Agreement or the transactions contemplated herein.

         7.10 COMPANY ACCRUALS AND RESERVES. Prior to the Closing Date, the Company shall review and, to the extent determined necessary or advisable, consistent with generally accepted accounting principles and the accounting rules, regulations and interpretations of the SEC and its staff, modify and change its accrual, reserve and provision policies and practices to
                  (a) reflect Parent's plans with respect to the conduct of the Company's business following the Merger and (b) make adequate provision (for the costs and expenses relating thereto) so as to be applied consistently on a mutually satisfactory basis with those of Parent. The parties agree to cooperate in preparing for the implementation of the adjustments contemplated by this Section 7.10. Notwithstanding the foregoing, (i) the Company shall not be obligated to take in any respect any such action pursuant to this Section 7.10 (other than pursuant to the preceding sentence) unless and until Parent acknowledges that all conditions to its obligations to consummate the Merger have been satisfied and
                  (ii) no adjustments made solely as a result of this Section
                  7.10 shall change the Exchange Ratio.

         7.11 COMPANY AUDIT. Promptly after the date hereof, the Company agrees to engage independent auditors reasonably acceptable to Parent to audit, in accordance with generally accepted auditing procedures, the financial statements of the Company for the years ended December 31, 1998 and 1999, and the independent auditors shall issued an opinion on the Company financial statements that is unqualified as to scope or otherwise.

         7.12 COMPANY ESOP. From and after the Effective Time, Parent will not take any action inconsistent with maintaining the eligibility under Section 1031 of the Code of the stock sold by Andy Teng to the Lan Plus Employee Stock Ownership Plan.

         7.13 TRUST FUNDS. The parties confirm that the $500,000 deposited by the Company into the trust account of Parent's counsel was used by the Company to purchase shares of Parent Common Stock at a per share price of $0.6875, and that from such proceeds $120,000 was returned to the Company in repayment of the $120,000 loan (the "Loan") previously made by the Company to Parent. From and after the date hereof, Parent agrees to the continuation of the security interest of the Company in the assets of Parent previously relating to the Loan, such security interest to continue with respect to advances and trade credit extended, from time to time, by the Company to Parent from and after the date hereof.

                                  ARTICLE VIII
                  CONDITIONS TO CONSUMMATION OF THE MERGER
                  ----------------------------------------

         8.1 CONDITIONS TO BOTH THE COMPANY'S AND PARENT'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of the Company and Parent to effect the transactions contemplated herein shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any one of which may be waived by mutual agreement:

                  (a) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act.

                  (b) This Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the stockholders of the Company (which approval has previously been given as a result of the execution by the Principal Stockholder of the Voting Agreement) and Parent in accordance with applicable law.

                  (c) No preliminary or permanent injunction or other order by any federal, state or foreign court of competent jurisdiction which prohibits the consummation of the Merger shall have been issued and remain in effect. No statute, rule, regulation, executive order, stay, decree, or judgment shall have been enacted, entered, issued, promulgated or enforced by any court or governmental authority which prohibits or restricts the consummation of the Merger. Other than the filing of Agreement of Merger with the Secretary of State for the State of California, all authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any governmental entity (all of the foregoing, "Consents") which are necessary for the consummation of the Merger, other than Consents the failure to obtain which would have no material adverse effect on the consummation of the Merger or on the Surviving Corporation, Parent and their subsidiaries, taken as a whole, shall have been filed, occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals") and all such Requisite Regulatory Approvals shall be in full force and effect. All state securities or blue sky permits and other authorizations necessary to issue the Parent Shares in exchange for Company Shares and to consummate the Merger shall have been received.

                  (d) There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any federal or state governmental entity which, in connection with the grant of a Requisite Regulatory Approval, imposes any condition or restriction upon the Surviving Corporation, Parent or their subsidiaries (or, in the case of any disposition of assets required in connection with such Requisite Regulatory Approval, upon either the Company or Parent or their subsidiaries), including, without limitation, requirements relating to the disposition of assets, which in any such case would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Merger.

                  (e) The aggregate amount of cash required to be paid on account of all Excluded Shares and with respect to any cash payments for fractional Parent Shares pursuant to Section 3.5, shall not exceed $250,000.

         8.2 CONDITIONS TO OBLIGATION OF EACH COMPANY TO EFFECT THE MERGER. The obligation each of the Company and Parent to effect the Merger shall be further subject to the satisfaction at or prior to the Effective Time of the following additional conditions, which may be waived by such party:

                  (a) The other company shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of the other company contained in this Agreement shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time, except as contemplated by this Agreement. The Company and Parent shall have delivered to the other a certificate of its President or an Executive Vice President as to the satisfaction of this condition.

                  (b) Each of the Company and Parent shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a material adverse effect on the Surviving Corporation, Parent and their subsidiaries taken as a whole or upon the consummation of the transactions contemplated hereby.

          8.3 CONDITIONS TO OBLIGATION OF PARENT TO EFFECT THE MERGER. The obligation of Parent to effect the Merger shall be further subject to the satisfaction at or prior to the Effective Time of the following additional conditions, which may be waived by
                  Parent:

                  (a) The Company' independent auditors shall have completed the audit of the Company' financial statements as contemplated by Section 7.11, and Parent shall be satisfied with the results of such audit, including any audit adjustments made to the financial statements as a result of the audit.

                  (b) The Company shall have adopted amendments to its Employee Stock Ownership Plan ("ESOP") to permit employees of Parent and its subsidiaries to participate in the ESOP with respect to each annual vesting period arising after the Effective Time, such amendments to be effective upon the consummation of the Merger.

                               ARTICLE IX
                        TERMINATION. AMENDMENT AND WAIVER
                        ---------------------------------

         9.1 TERMINATION. This Agreement may be terminated and the Merger contemplated hereby abandoned at any time prior to the Effective Time, whether before or after approval by the stockholders of the Companies:

                  (a)      By mutual written consent of Parent and the Company.

                  (b) By Parent or the Company if the Merger shall not have been consummated on or before October 31, 2001.

                  (c) By either Parent or the Company if there shall have been any material breach of a material obligation of the other and, if such breach is curable, such default shall have not been remedied within 10 days after receipt by the defaulting party, of notice in writing from the other company specifying such breach and requesting that it be remedied; provided, that such 10-day period shall be extended for so long as the other Company shall be making diligent attempts to cure such default.

                  (d) By the Company or Parent, if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or any other action shall have become final and non-appealable.

                  (e) By the Company or Parent, upon written notice to the other if any approval of its stockholders required for the consummation of the Merger submitted for their approval shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or at any adjournment thereof.

         9.2 EFFECT OF TERMINATION. In the event of termination of this Agreement as provided above, this Agreement shall forthwith become of no further effect and, except for a termination resulting from a breach by a party of this Agreement, there shall be no liability or obligation on the part of any Company or their respective officers or directors (except as set forth in Section 7.1(b) hereof and except for Sections 7.8, 9.2 and
                  11.5 hereof which shall survive the termination). Nothing contained in this Section 9.2 shall relieve any party from liability for willful breach of this Agreement that results in termination of this Agreement. Upon request therefor, each party will redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the party furnishing same.

         9.3 AMENDMENT. This Agreement may be amended by action taken at any time before or after approval hereof by the stockholders of the parties, but, after any such approval, no amendment shall be made which alters the Exchange Ratio or which in any way materially adversely affects the rights of such stockholders, without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

         9.4 WAIVER. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                    ARTICLE X
                           SURVIVAL OF REPRESENTATIONS
                         AND WARRANTIES; INDEMNIFICATION
                         -------------------------------

         10.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES AND AGREEMENTS.. No representations, warranties or agreements contained herein shall survive beyond the Effective Time except that (i) the agreements contained in Sections 3.1, 3.3, 3.4, 3.5, 3.6, 7.6, 7.7, 7.9(a), 10.1 and 11.8 and ARTICLE X hereof, shall survive beyond the Effective Time.

                                   ARTICLE XI
                               GENERAL PROVISIONS
                               ------------------

         11.1 BROKERS. The Company represents and warrants to Parent that, except for Sentra/Spelman, no broker, finder or financial advisor is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. Parent represents and warrants to the Company that, except for its financial advisor, Josephthal & Co., Inc., no broker, finder or financial advisor is entitled to any brokerage, ,finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent and that a true and complete copy of the engagement letter between Parent and Josephthal & Co., Inc. has previously been delivered to the Company.

         11.2 NOTICES. All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by telecopy or mailed by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         11.3     If to the Company, to:

                  Lan Plus Corporation
                  16700 Gale Avenue
                  City of Industry, California 91745
                  Attention:  Andy Teng
                              President

                  with a copy to:

                  Lan Plus Corporation
                  16700 Gale Avenue
                  City of Industry, California 91745
                  Attention:  General Counsel

         11.4     If to Parent or Acquisition Sub, to:

                  Mcglen Internet Group, Inc.
                  3002 Dow Avenue, Suite 114
                  Tustin, California 92780
                  Attention:  Chairman of the Board

                  with a copy to:

                  O'Melveny & Myers LLP
                  114 Pacifica, Suite 100
                  Irvine, California 92618
                  Attention:  Michael L. Hawkins, Esq.

         11.5 DESCRIPTIVE HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         11.6 ENTIRE AGREEMENT. Assignment. This Agreement (including the Exhibits, and other documents and instruments referred to herein) and the Confidentiality Agreement constitute the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them, with respect to the subject matter hereof, and shall not be assigned by operation of law or otherwise.

         11.7 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California without giving effect to the provisions thereof relating to conflicts of law.

         11.8 PARTIES IN INTEREST. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefit or remedies of any nature whatsoever or by reason of this Agreement.

         11.9 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

         11.10 VALIDITY. The invalidity or unenforceability of any provision of this Agreement shall not effect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

         11.11 INVESTIGATION. The respective representations and warranties of Parent or the Company contained herein or in the certificates or other documents delivered prior to the Closing shall not be deemed waived or otherwise affected by any investigation made by the other.

         IN WITNESS WHEREOF, each Company has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

                                         MCGLEN INTERNET GROUP, INC.

                                         By:               /S/ GRANT TREXLER
                                                  ------------------------------
                                         Name:    Grant Trexler
                                         Title:   Chief Financial Officer

                                         MCGLEN ACQUISITION COMPANY

                                         By:               /S/ GRANT TREXLER
                                                  ------------------------------
                                         Name:    Grant Trexler
                                         Title:   Chief Financial Officer

                                         LAN PLUS CORPORATION

                                         By:               /S/ ANDY TENG
                                                  ------------------------------
                                         Name:    Andy Teng
                                         Title:   President

                                                           /S/ ANDY TENG
                                                  ------------------------------
                                                  Andy Teng

                      (This page intentionally left blank)

                                   APPENDIX B

                                FORM OF AMENDMENT
                                    TO MCGLEN
                          CERTIFICATE OF INCORPORATION

                                FORM OF AMENDMENT
                                       TO
                       MCGLEN CERTIFICATE OF INCORPORATION

         (Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

         Mcglen Internet Group, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), hereby certifies the following:

         FIRST: That Subsection (a) of Article 4 of the certificate of incorporation of the Corporation (the "Certificate of Incorporation") be, and hereby is, amended to read in its entirety as follows:


                  "(a) The maximum number of shares which the corporation shall have authority to issue is Ninety-five Million (95,000,000), of which Ninety Million (90,000,000) shares shall be Common Stock, having a par value of $.03 per share, and Five Million (5,000,000) shares shall be Preferred Stock, having a par value of $.01 per share."


         SECOND: That the foregoing amendment to Article 4 of the Certificate of Incorporation and resolutions pertaining thereto were duly adopted by the board of directors of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

         THIRD: That the foregoing amendment to Article 4 of the Certificate of Incorporation was duly adopted and approved by the stockholders of the Corporation entitled to vote thereon, in accordance with the provisions of the Certificate of Incorporation and Section 242 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, this instrument has been executed for, on behalf of, and in the name of the Corporation by its officers thereunto duly authorized on _______________, 2001.

                                                 MCGLEN INTERNET GROUP

                                                 By:      ______________________
                                                 Name:    ______________________
                                                 Title:   ______________________

                                   APPENDIX C

                                   CHAPTER 13
                                     OF THE
                       CALIFORNIA GENERAL CORPORATION LAW

              CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATION LAW

SECTION 1300. REORGANIZATION OR SHORT-FORM MERGER; DISSENTING SHARES; CORPORATE PURCHASE AT FAIR MARKET VALUE; DEFINITIONS.

         (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

         (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

                  (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

                  (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger, provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

                  (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

                  (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

         (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

SECTION 1301. NOTICE TO HOLDERS OF DISSENTING SHARES IN REORGANIZATIONS; DEMAND FOR PURCHASE; TIME; CONTENTS.

         (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under
Section 1309.

         (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

         (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

SECTION 1302. SUBMISSION OF SHARE CERTIFICATES FOR ENDORSEMENT; UNCERTIFICATED SECURITIES.

         Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholders certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

SECTION 1303. PAYMENT OF AGREED PRICE WITH INTEREST; AGREEMENT OF FAIR MARKET VALUE; FILING; TIME OF PAYMENT.

         (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

         (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

SECTION 1304. ACTION TO DETERMINE WHETHER SHARES ARE DISSENTING SHARES OR FAIR MARKET VALUE; LIMITATION; JOINDER; CONSOLIDATION; DETERMINATION OF ISSUES; APPOINTMENT OF APPRAISERS.

         (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

         (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

         (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

SECTION 1305. REPORT OF APPRAISERS; CONFIRMATION; DETERMINATION BY COURT; JUDGMENT; PAYMENT; APPEAL; COSTS.

         (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

         (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

         (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

         (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment Any party may appeal from the judgment.

         (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301, 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301).

SECTION 1306.  PREVENTION OF IMMEDIATE PAYMENT; STATUS AS CREDITORS; INTEREST.

         To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

SECTION 1307. DIVIDENDS ON DISSENTING SHARES.

         Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

SECTION 1308. RIGHTS OF DISSENTING SHAREHOLDERS PENDING VALUATION; WITHDRAWAL OF DEMAND FOR PAYMENT.

         Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

SECTION 1309. TERMINATION OF DISSENTING SHARE AND SHAREHOLDER STATUS.

         Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

         (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

         (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

         (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of
Section 1110 was mailed to the shareholder.

         (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

SECTION 1310. SUSPENSION OF RIGHT TO COMPENSATION OR VALUATION PROCEEDINGS; LITIGATION OF SHAREHOLDERS' APPROVAL.

         If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

SECTION 1311. EXEMPT SHARES.

         This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

SECTION 1312. RIGHT OF DISSENTING SHAREHOLDER TO ATTACK SET ASIDE OR RESCIND MERGER OR REORGANIZATION; RESTRAINING ORDER OR INJUNCTION; CONDITIONS.

         (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

         (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter, but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

         (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

                                   APPENDIX D

                         MCGLEN AUDIT COMMITTEE CHARTER

                           MCGLEN INTERNET GROUP, INC.

                             AUDIT COMMITTEE CHARTER

ORGANIZATION

This charter governs the operations of the audit committee. The committee shall review and reassess the charter at least annually and obtain the approval of the board of directors. The committee shall be appointed by the board of directors and shall comprise at least two directors, a majority of whom are independent of management and the Company. Members of the committee shall be considered independent if they have no relationship that may interfere with the exercise of their independence from management and the Company.

STATEMENT OF POLICY

The audit committee shall provide assistance to the board of directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function, the annual independent audit of the Company's financial statements, and the legal compliance and ethics programs as established by management and the board. In so doing, it is the responsibility of the committee to maintain free and open communication between the committee, independent auditors, the internal auditors and management of the Company. In discharging its oversight role, the committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the power to retain outside counsel, or other experts for this purpose.

RESPONSIBILITIES AND PROCESSES

The primary responsibility of the audit committee is to oversee the Company's financial reporting process on behalf of the board and report the results of their activities to the board. Management is responsible for preparing the Company's financial statements, and the independent auditors are responsible for auditing those financial statements. The committee in carrying out its responsibilities believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The committee should take the appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices, and ethical behavior.

The following shall be the principal processes of the audit committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the committee may supplement them as appropriate.

o The committee shall have a clear understanding with management and the independent auditors that the independent auditors are ultimately accountable to the board and the audit committee, as representatives of the Company's shareholders. The committee shall have the ultimate authority and responsibility to evaluate and, where appropriate, replace the independent auditors. The committee shall discuss with the auditors their independence from management and the Company and the matters included in the written disclosures required by the Independence Standards Board. Annually, the committee shall review and recommend to the board the selection of the Company's independent auditors, subject to shareholders' approval.

o The committee shall discuss with the internal auditors and the independent auditors the overall scope and plans for their respective audits including the adequacy of staffing and compensation. Also, the committee shall discuss with management, the internal auditors, and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's system to monitor and manage business risk, and legal and ethical compliance programs. Further, the committee shall meet separately with the internal auditors and the independent auditors, with and without management present, to discuss the results of their examinations.

o The committee shall review the interim financial statements with management and the independent auditors prior to the filing of the Company's Quarterly Report on Form 10-Q. Also, the committee shall discuss the results of the quarterly review and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards. The chair of the committee may represent the entire committee for the purposes of this review.

o The committee shall review with management and the independent auditors the financial statements to be included in the Company's Annual Report on Form 10-K (or the annual report to shareholders if distributed prior to the filing of Form 10-K), including their judgment about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. Also, the committee shall discuss the results of the annual audit and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The certificate of incorporation and the bylaws of Mcglen Internet Group, Inc. ("Mcglen") provide for the indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "DGCL"), the state of incorporation of Mcglen.

         Section 145 of the DGCL authorizes indemnification when a person is made a party or is threatened to be made a party to any proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving as a director, officer, employee or agent of another enterprise, at the request of the corporation, and if such person acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the corporation. With respect to any criminal proceeding, such person must have had no reasonable cause to believe that his or her conduct was unlawful. If it is determined that the conduct of such person meets these standards, he or she may be indemnified for expenses incurred (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such proceeding.

         If such a proceeding is brought by or in the right of the corporation (i.e., a derivative suit), such person may be indemnified against expenses actually and reasonably incurred if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the corporation. There can be no indemnification with respect to any matter as to which such person is adjudged to be liable to the corporation; however, a court may, even in such case, allow such indemnification to such person for such expenses as the court deems proper.

         Where such person is successful in any such proceeding, he or she is entitled to be indemnified against expenses actually and reasonably incurred by him or her. In all other cases, indemnification is made by the corporation upon determination by it that indemnification of such person is proper because such person has met the applicable standard of conduct.

         Mcglen maintains an errors and omissions liability policy for the benefit of its officers and directors, which may cover certain liabilities of such individuals to Mcglen.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a) Exhibits. The following exhibits are filed as part of this registration statement:

EXHIBIT
NUMBER           DESCRIPTION
---------------- ---------------------------------------------------------------
2.1              Amended and Restated Agreement and Plan of Merger, as amended through June 18, 2001, by and among Mcglen Internet Group,
                 Inc., Mcglen Acquisition Company, Lan Plus Corporation and
                 Andy Teng (included as Appendix A to the Proxy
                 Statement/Prospectus included in this Registration Statement)
---------------- ---------------------------------------------------------------
5.1*             Opinion of O'Melveny & Myers LLP as to the legality of the securities being registered
---------------- ---------------------------------------------------------------
23.1*            Consent of O'Melveny & Myers LLP
---------------- ---------------------------------------------------------------
23.2             Consent of BDO Seidman, LLP
---------------- ---------------------------------------------------------------
23.3             Consent of Singer Lewak Greenbaum & Goldstein LLP
---------------- ---------------------------------------------------------------
23.4             Consent of Singer Lewak Greenbaum & Goldstein LLP
---------------- ---------------------------------------------------------------
24.1**           Powers of Attorney
---------------- ---------------------------------------------------------------
99.1             Form of Mcglen Proxy Card
---------------- ---------------------------------------------------------------

      * To be filed by amendment.
     ** Previously filed.

     (b) Financial statement schedules.
         None.

ITEM 22. UNDERTAKINGS.

(a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Industry, State of California, on October 11, 2001.


                                           MCGLEN INTERNET GROUP, INC.

                                           By:      /S/ MICHAEL CHEN
                                                    ----------------------------
                                                    Michael Chen
                                                    Chief Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, this Amendment to registration statement has been signed below by the following persons in the capacities and on the dates indicated:


SIGNATURE                                TITLE                                           DATE
---------                                -----                                           ----

/S/ MICHAEL CHEN                         Chief Executive Officer, Chief Technology       OCTOBER 11, 2001
------------------------------------     Officer, Secretary and Director (Principal      --------------
Michael Chen                             Executive Officer)


/S/ GRANT TREXLER                        Chief Financial Officer (Principal Financial    OCTOBER 11, 2001
------------------------------------     Officer and Principal Accounting Officer)       --------------
Grant Trexler


            *                            Chairman of the Board                           OCTOBER 11, 2001
------------------------------------                                                     --------------
Peter Janssen


            *                            Director                                        OCTOBER 11, 2001
------------------------------------                                                     --------------
George Lee

                                         Director
------------------------------------                                                     --------------
Calbert Lai


            *                            Director                                        OCTOBER 11, 2001
------------------------------------                                                     --------------
David P. Jones


            *                            Director                                        OCTOBER 11, 2001
------------------------------------                                                     --------------
Andy Teng


            *                            Director                                        OCTOBER 11, 2001
------------------------------------                                                     --------------
Richard Shyu


                  * By:      /S/ GRANT TREXLER
                        -----------------------------
                         Grant Trexler
                         Attorney-in-Fact


                                  EXHIBIT INDEX

EXHIBIT
NUMBER           DESCRIPTION
---------------- ---------------------------------------------------------------
2.1              Amended and Restated Agreement and Plan of Merger, as amended through June 18, 2001, by and among Mcglen Internet Group,
                 Inc., Mcglen Acquisition Company, Lan Plus Corporation and
                 Andy Teng (included as Appendix A to the Proxy
                 Statement/Prospectus included in this Registration Statement)
---------------- ---------------------------------------------------------------
5.1*             Opinion of O'Melveny & Myers LLP as to the legality of the securities being registered
---------------- ---------------------------------------------------------------
23.1*            Consent of O'Melveny & Myers LLP
---------------- ---------------------------------------------------------------
23.2             Consent of BDO Seidman, LLP
---------------- ---------------------------------------------------------------
23.3             Consent of Singer Lewak Greenbaum & Goldstein LLP
---------------- ---------------------------------------------------------------
23.4             Consent of Singer Lewak Greenbaum & Goldstein LLP
---------------- ---------------------------------------------------------------
24.1**           Powers of Attorney (included on Page II-4)
---------------- ---------------------------------------------------------------
99.1             Form of Mcglen Proxy Card
---------------- ---------------------------------------------------------------

     * To be filed by amendment.
    ** Previously filed.